SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	the annual report for the Year 2010 of China Petroleum & Chemical Corporation (the “Registrant”);
2.	an announcement on the results for the Year 2010 of the Registrant;
3.	an announcement on continuing connected transaction of the Registrant; and
4.	a notice of annual general meeting for the Year 2010;

Each made by the Registrant on March 25, 2011.

Document 1

CONTENTS
2	Company Profile

3	Principal Financial Data and Indicators

6	Changes in Share Capital and Shareholdings of Principal Shareholders

8	Chairman’s Statement

12	Business Review and Prospects

20	Management’s Discussion and Analysis

32	Significant Events

38	Connected Transactions

41	Corporate Governance

48	Management’s Report on Internal Control

50	Report of the Board of Directors

54	Report of the Supervisory Board

56	Directors, Supervisors, Senior Management and Employees

70	Principal Wholly-owned, Controlling and Non Wholly-owned Subsidiaries

71	Financial Statements

199	Corporate Information

201	Documents for Inspection

202	Confirmation from the Directors and Senior Management

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 25 March 2011 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT: THE BOARD OF DIRECTORS AND THE SUPERVISORY BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION (“SINOPEC CORP.”) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OR THEIR AFFILIATED PARTIES, AND NO EXTERNAL GUANRANTEE THAT VIOLATES DECISION-MAKING PROCEDURES IS MADE. MR. CAO YAOFENG AND MR. WU XIAOGEN, DIRECTORS OF SINOPEC CORP., COULD NOT ATTEND THE TWELVETH MEETING OF THE FOURTH SESSION OF THE BOARD FOR REASONS OF OFFICIAL DUTIES. MR. CAO YAOFENG AUTHORISED MR. WANG ZHIGANG, AND MR. WU XIAOGEN AUTHORISED MR. XIE ZHONGYU TO VOTE ON HIS BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. SU SHULIN, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, VICE CHAIRMAN AND PRESIDENT AND MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE CORPORATE FINANCE DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTE OF SINOPEC CORP. HAS REVIEWED THIS ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2010.

THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2010 OF SINOPEC CORP. AND ITS SUBSIDIARIES (THE “COMPANY”) PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) HAVE BEEN AUDITED BY KPMG HUAZHEN AND KPMG RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE ANNUAL FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT.

                                          Exploration and Production                            Refining                                                           Marketing and Distribution                    Chemicals

COMPANY PROFILE
Sinopec Corp. is an integrated energy and chemical companies with upstream, midstream and downstream operations. The principal operations of the Company include: the exploration and production, pipeline transportation and sales of petroleum and natural gas; the sales, storage and transportation of petroleum products, petrochemical products, synthetic fiber, fertilizer and other chemical products; import & export, as well as import and export agency business of oil, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information. Sinopec Corp. is China’s largest manufacturer and supplier of petroleum products (including gasoline, diesel and aviation kerosene, etc.) and major petrochemical products (including synthetic resin, synthetic fiber monomer and polymer, synthetic fiber, synthetic rubber, chemical fertilizer and the intermediary petrochemical products). The Company is the second largest producer of crude oil in China. It’s refining capacity is ranked No.2 in the world, and its ethylene capacity is ranked No.4 in the World. Sinopec Corp. owns the largest sales network of oil products, chemical products and the second largest number of service stations in the world.

Sinopec holds true to its mission of “Enterprise development, Contribution to the Country, Shareholder value creation, social responsibility and Employee wellbeing”. It operates to the highest standard of integrity and work ethics, builds mutual success with partners through collaboration. Through dedication and passion to build Sinopec as a national flagship, together with thorough professionalism and a deliverable-driven spirit, we will strive to realize the group’s vision of becoming a “globally competitive energy corporation”.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”)

(1)	Principal financial data

	For the years ended 31 December
	2010	2009	Change	2008
Items	RMB millions	RMB millions	%	RMB millions

Operating income	1,913,182	1,345,052	42.2	1,444,291
Operating profit/(loss)	101,352	86,238	17.5	(17,440)
Profit before taxation	102,178	86,112	18.7	33,351
Net profit attributable to equity shareholders of the Company	70,713	62,677	12.8	31,119
Net profit attributable to equity shareholders of the Company
before extraordinary gain and loss	68,345	61,258	11.6	29,307
Net cash flow from operating activities	171,262	166,009	3.2	87,113

	At 31 December
	2010	2009	Change	2008
Items	RMB millions	RMB millions	%	RMB millions

Total assets	985,389	886,896	11.1	784,471
Shareholders’ equity attributable to equity shareholders of the Company	421,127	380,461	10.7	331,194

(2)	Principal financial indicators

	For the years ended 31 December
	2010	2009	Change	2008
Items	RMB	RMB	%	RMB

Basic earnings per share	0.816	0.723	12.8	0.359
Diluted earnings per share	0.808	0.718	12.5	0.318
Basic earnings per share (before extraordinary gain and loss)	0.788	0.707	11.6	0.338
Fully diluted return on net assets (%)	16.79	16.47	0.32 percentage point	9.40
Weighted average return on net assets (%)	17.43	17.52	(0.09) percentage point	9.65
Fully diluted return (before extraordinary gain and loss) on net assets (%)	16.23	16.10	0.13 percentage point	8.85
Weighted average return (before extraordinary gain and loss) on net assets (%)	16.94	17.24	(0.30) percentage point	9.13
Net cash flow from operating activities per share	1.975	1.915	3.2	1.005

	At 31 December
	2010	2009	Change	2008
Items	RMB	RMB	%	RMB

Net assets attributable to equity shareholders of the Company per share	4.857	4.388	10.7	3.820

(3)	Extraordinary items and corresponding amounts

		For the year ended 31 December 2010
		(Income)/expense
	Items	RMB millions

	Gain on disposal of non-current fixed assets	(253)
	Donations	177
	Gain on holding and disposal of various investments	(71)
	Net profit of subsidiaries generated from a business combination involving entities
	under common control before acquisition date	(3,043)
	Other non-operating income and expenses, net	(734)
	Subtotal	(3,924)
	Tax effect	220
	Total	(3,704)
Attributable to:	Equity shareholders of the Company	(2,368)
	Minority interests	(1,336)

(4)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	At 31 December		Increase/(decrease)
	2010	2009	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Cash at bank and on hand	18,140	10,018	8,122	81.1	The Company prepared some cash in advance to cope with tightening liquidity in the market and pressure of payment before the spring festival.
Bills receivable	15,950	2,110	13,840	655.9	Due to the increase in scale of operations, lowered willingness to cash out and increased discount rate
Accounts receivable	43,093	26,592	16,501	62.1	Due to increase in scale of operations and prices of major products
Other receivables	9,880	4,505	5,375	119.3	Mainly due to the Company’s increased accounts receivables from the new joint ventures and increased financial assets acquired within the period
Prepayments	5,247	3,614	1,633	45.2	Mainly due to increased purchasing costs of prepaid steel and other commodities
Inventories	156,546	141,727	14,819	10.5	Due to increase in scale of operations and prices of crude oil as compared with the end of 2009
Long-term equity investments	45,037	33,503	11,534	34.4	Please refer to Note 11 to the financial statements prepared in accordance with ASBE
Fixed assets	540,700	484,815	55,885	11.5	Please refer to Note 12 to the financial statements prepared in accordance with ASBE
Construction in Progress	89,599	120,375	(30,776)	(25.6)	Please refer to Note 13 to the financial statements prepared in accordance with ASBE
Goodwill	8,298	14,163	(5,865)	(41.4)	Please refer to Note 15 to the financial statements prepared in accordance with ASBE
Short term debentures payable	1,000	31,000	(30,000)	(96.8)	Repayment of short term debentures of RMB30 billion due
Bills payable	3,818	23,111	(19,293)	(83.5)	Due to adjustment of debt structure and the control of notes issued
Accounts payable	132,528	96,762	35,766	37.0	Due to increase in scale of operations, prices of crude oil, other materials and purchasing volume
Advances from customers	57,324	37,270	20,054	53.8	Mainly due to increase in revenue from advanced sales
Employee benefits payable	7,444	4,526	2,918	64.5	Mainly due to increase in balances of salary payables, social insurance, corporate pension fund and housing subsidies
Taxes payable	33,814	16,777	17,037	101.5	Please refer to Note 24 to the financial statements prepared in accordance with ASBE
Non-current liabilities due within one year	5,530	9,316	(3,786)	(40.6)	Please refer to Note 26 to the financial statements prepared in within one year accordance with ASBE
Provisions	15,573	11,860	3,713	31.3	Please refer to Note 29 to the financial statements prepared in accordance with ASBE
Deferred tax liabilities	15,017	9,707	5,310	54.7	Please refer to Note 17 to the financial statements prepared in accordance with ASBE
Long term loans	58,895	58,962	(67)	(0.1)	Please refer to Note 27 to the financial statements prepared in accordance with ASBE
Debentures payable	115,180	93,763	21,417	22.8	Please refer to Note 28 to the financial statements prepared in accordance with ASBE
Operating income	1,913,182	1,345,052	568,130	42.2	Due to increase in scale of operations, prices of crude oil and petrochemical products and sales volume
Operating costs	1,537,131	1,029,443	507,688	49.3	Due to increase in scale of operations, prices of feedstock, other materials and purchasing volume
Sales taxes and surcharges	157,189	132,884	24,305	18.3	Please refer to Note 34 to the financial statements prepared in accordance with ASBE
Impairment losses	15,445	7,453	7,992	107.2	Please refer to Note 37 to the financial statements prepared in accordance with ASBE
Investment income	5,671	3,589	2,082	58.0	Please refer to Note 39 to the financial statements prepared in accordance with ASBE

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

	Unit: RMB millions

	For the years ended 31 December
Items	2010	2009	2008	2007	2006

Turnover, other operating revenues and other income	1,913,182	1,345,052	1,495,148	1,205,860	1,061,588
Operating profit	105,004	90,699	38,581	87,320	81,245
Profit before taxation	103,693	86,604	33,442	84,246	79,068
Profit attributable to equity shareholders of the Company	71,800	63,147	31,199	56,168	53,771
Basic earnings per share (RMB)	0.828	0.728	0.360	0.648	0.620
Diluted earnings per share (RMB)	0.820	0.724	0.319	0.648	0.620
Return on capital employed (%)	12.96	11.69	5.94	12.04	12.66
Return on net assets (%)	17.13	16.66	9.46	18.23	20.30
Net cash generated from operating activities per share (RMB)	1.965	1.909	0.997	1.431	1.146

	Unit: RMB millions
	At 31 December
Items	2010	2009	2008	2007	2006

Non-current assets	734,925	696,784	634,821	579,953	490,499
Net current liabilities	76,177	114,442	126,570	88,686	77,694
Non-current liabilities	208,380	177,526	156,263	157,613	125,584
Non-controlling interests	31,321	25,876	22,205	25,521	22,318
Total equity attributable to equity shareholders of the Company	419,047	378,940	329,783	308,133	264,903
Net assets per share (RMB)	4.833	4.371	3.804	3.554	3.055

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS PLEASE REFER TO PAGE 195 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.

	Unit: 1,000 Shares

	Before change		Increase/(decrease)					After change
			New share		Conversion
	Number	Percentage %	issued	Bonus issued	from reserve	Others	Sub-total	Number	Percentage %

RMB ordinary shares	69,921,951	80.65	—	—	—	8.9	8.9	69,922,040	80.65
Foreign shares listed domestically	—	—	—	—	—	—
Foreign shares listed overseas	16,780,488	19.35	—	—	—	—	—	16,780,488	19.35
Others	—	—	—	—	—	—	—	—	—
Total Shares	86,702,439	100	—	—	—	8.9	8.9	86,702,528	100.00

Note:	Between 25 February 2010 to 3 March 2010, Sinopec Corp’s RMB ordinary shares increased by 88,774 as a result of partial excercise of the warrants embedded in its RMB 30 billion Bond with Warrants.

2	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

Number of shareholders of Sinopec Corp. as at 31 December 2010 was 920,003 including 912,986 holders of A Shares and 7,017 holders of H Shares. The public float of Sinopec Corp. satisfied the requirement of the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited.

(1)	Top ten shareholders

	Unit: 1,000 Shares

		As a percentage	Number of
		of total	shares held
		shares in issue	at the end		Number of
	Nature of	at the end of	of reporting	Changes	pledges or
Name of Shareholders	shareholders	reporting period	period	in holding	lock-ups
		%

China Petrochemical Corporation	A Shares	75.84	65,758,044	—	0
HKSCC (Nominees) Limited	H Shares	19.21	16,658,226	4,585	N/A
Guotai Junan Securities Co. Ltd.	A Shares	0.30	256,081	375	0
China Life Insurance Company Limited －Dividend－Individual
Dividend-005L-FH002 Shanghai	A Shares	0.16	140,750	5,232	0
Postfund Core Growth Equity Investment Fund	A Shares	0.07	62,871	11,000	0
Postfund Core Selected Equity Investment Fund	A Shares	0.06	55,854	9,854	0
Shanghai Stock Exchange Traded Open-ended Index 50 Fund	A Shares	0.04	38,625	(4,711)	0
E-Fund 50 Index Equity Investment Fund	A Shares	0.04	35,344	6,000	0
Changsheng Tongqing Detachable Trading Equity
Investment Fund	A Shares	0.04	33,899	1,382	0
PICC Life Insurance Company Limited－ Dividend－Individual
Dividend	A Shares	0.04	32,747	3,647	0

Statement on the connected party relationship or acting in concert among the above mentioned shareholders:

We are not aware of any connected party relationship or acting in concert among or between the top ten shareholders, except that Postfund Core Growth Equity Investment Fund and Postfund Core Selected Equity Investment Fund are managed by China Post & Capital Fund Management Co. Ltd..

(2)	Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance

As a approximate percentage
		Number of share interests	of Sinopec Corp.’s interests
Name of shareholders	Capacity of interests held	held or regarded as held	(H Share) (%)

JPMorgan Chase & Co.	Beneficial owner	124,668,228(L)	0.74(L)
	95,093,718(S)	0.57(S)
	Investment manager	651,494,015(L)	3.88(L)
	0(S)	0.00(S)
	Custodian corporation	537,968,475(L)	3.21(L)
	0(S)	0.00(S)
Blackrock, Inc.	Interest of corporation controlled	1,218,331,032(L)	7.26(L)
	by the substantial shareholder	56,380,142(S)	0.34(S)
Templeton Asset Management Ltd.	Investment manager	1,009,069,203(L)	6.01(L)

Note:	(L): Long position, (S): Short position, (P): Lending pool

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholders or the de facto controller of Sinopec Corp. during the reporting period.

(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state authorised investment organisation and a state-owned company. Its registered capital is RMB 182.0 billion, and the legal representative is Mr. Su Shulin. Through reorganisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical operations into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

(2)	Except for HKSCC (Nominees) Limited, no other legal person shareholders hold 10% or more of the shares of Sinopec Corp.

(3)	Except for HKSCC (Nominees) Limited, no other legal person shareholders hold 10% or more of the shares of Sinopec Corp.

China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Except for HKSCC (Nominees) Limited, no other legal person shareholders hold 10% or more of the shares of Sinopec Corp.

4	ISSUANCE AND LISTING OF SECURITIES
Please refer to “Significant Events” of this annual report.

CHAIRMAN’S STATEMENT

Mr. Su Shulin, Chairman

Dear Shareholders:

Capitalizing on China’s steady economic growth, Sinopec Corp. achieved remarkable performance across all businesses and recorded a historical high in operational results despite a challenging operating environment. In 2010, we expanded our resources and markets, optimized operations and enhanced management. In Exploration & Production (“E&P”) business, we accelerated the implementation of our resource strategy, devoted greater efforts in exploration and development and realized continuous increase in reserves and production. Since the official launch of the Sichuan-East China Gas project, our natural gas business has achieved robust growth. In Refining business, we maintained high-load operation, upgraded oil products quality and met the increasing demands from the marketplace. Our Chemicals business took a faster pace to adjust product mix and develop new products and through introducing new capacities and reaping benefits from our centralized sales system, the segment recorded satisfying profit. In Marketing business, we further developed our business by entering new geographic areas, consolidating our existing networks and connections, and rapidly expanding the non-fuel business. We enhanced our ability in global sourcing to ensure crude supply and made a breakthrough in overseas oil and gas business. Our debt structure has also been optimized, thus improving the financial position and asset quality.

In 2010, the Company’s total turnover, other operating income and other revenues increased by 42.2% year-on-year to approximately RMB1,913.182 billion. In accordance with the Chinese Accounting Standards for Business Enterprises, net profit attributable to equity shareholders of the Company was RMB70.71 billion, a year-on-year growth of 12.8%. Under the International Financial Reporting Standards, profit attributable to equity shareholders of the Company was RMB71.8 billion, up 13.7% compared to 2009. The Board of Directors recommended a full year dividend of RMB0.21 per share for 2010. The final dividend for 2010 was RMB0.13 per share after deducting the interim dividend of RMB0.08 per share.

In 2010, the Company adjusted the composition of the Board of Directors. Mr. Liu Zhongli and Mr. Ye Qing, the independent directors of the Board were succeeded by Mr. Ma Weihua and Mr. Wu Xiaogen. We would like to extend our heart-felt gratitude to Mr. Liu and Mr. Ye for their diligent work and contributions, and at the same time, welcome Mr. Ma and Mr. Wu, who have brought great vitality to the Board as esteemed specialists in finance and accounting in China. In line with our consistent efforts to enhance management, a comprehensive plan to shape Sinopec’s management model was developed. We optimized internal control system with clearly set internal roles and responsibilities, and carried out standardization and IT upgrading programs for the system. The Company enhanced comprehensive budget management, the centralized treasury management, and the Company-wide cost management involving all employees to ensure efficient management results. Moreover, the Company attached great importance to investor relations and information disclosure, and has maintained effective communications with our shareholders.

In 2010, the Company promoted innovation in science and technology to support its core business, putting in place a system designed to incentivize creativity of our R&D staff. As a result, a series of important research goals were reached. These technological advancements were instrumental to an increase in our production and reserves of oil and gas, and helped improve our refinery processing technology standards. Applications of alternative energy also made progress. The Company was awarded 771 domestic patents out of 2,499 applications, and 72 international patents out of 114 applications. We also won 12 national awards in science and technology progress and invention, with one First Prize of National Science and Technology Progress Awards granted.

In 2010, the Company took solid steps in its corporate social responsibility and established good corporate image. In alignment with our CSR slogan “Making Every Drop Count”, our CSR program spanned from ensuring energy supply, premium services to green and safe operations, low carbon development, staff care and rewarding society. The Company supplied 149 million tonnes of oil products and 43.5 million tonnes of petrochemical products throughout the year to support national economic development and meet consumer demands. In addition, the Company took various measures to ensure fuel supply for disaster relief, Shanghai World Expo, Guangzhou Asian Games, and the agricultural peak seasons in the summer and autumn (referred to as “Three-Summers” and “Three-Autumns”). We also effectively relieved market tension for diesel and natural gas in some domestic regions in the fourth quarter of 2010. We actively participated in public welfare activities, including poverty alleviation and Tibet aid programs, sponsorship of “Lifeline Express”, donation to education and disaster relief programs, all of which yielded positive responses from the public.

All the aforementioned achievements in 2010 showcased the Company’s accomplishment of all targets set for the 11th Five-Year Plan. The company’s total turnover, other operating income and other revenues, reached approximately RMB1,913.182 billion, representing an increase of 129.8% against RMB832.532 billion recorded in 2005; total assets increased by 85.2% to RMB995.154 billion from RMB537.321 billion in 2005; equity attributable to equity shareholders of the Company increased by 87.45% to RMB419.047 billion from RMB223.556 billion in 2005. Over the five year span, crude production increased to 328 million barrels from 279 million barrels, up 17.6%; natural gas production increased by 98.9% from 221.9 billion cubic feet to 441.4 billion cubic feet; refinery throughput jumped from 140 million tonnes to 211 million tonnes, becoming the 2nd largest refiner globally; total sales of oil products went up 41.9% from 105 million tonnes to 149 million tonnes with company-operated service stations increasing to 29,601 from 27,367, thus positioning us as the world’s 2nd largest gas station network. Ethylene production went up 70.3% from 5.319 million tonnes to 9.059 million tonnes, ranking us fourth across the globe. Cumulative corporate tax amounted to RMB705.7 billion, and our cumulative dividend to our shareholders reached RMB72.0 billion. In short, Sinopec achieved multiple corporate development targets, contributed to the country, created value to shareholders, fulfilled social responsibilities and benefited staff.

We attribute the above achievements to the trust and support of all our shareholders and all walks of society, as well as the hard work and concerted efforts of the Board of Directors, the Board of Supervisors, the management team and all employees. Therefore, on behalf of the Board of directors, I would like to express my sincere gratitude for the support and perseverance of all parties involved.

Looking into the 12th Five-Year Plan, the Chinese government will look to sustain steady economic growth as a long term goal, but in the mean time, there are opportunities globally for China to take. We believe the next five years is a period for Sinopec to step up to the next level, to accelerate growth by means of alternative development channels and to further enhance quality and profitability. We will grasp these opportunities, speed up our development in order to establish ourselves as an international energy and chemicals group with a globally strong and competitive positioning. Taking into consideration the nature and maturity of our business in the context of the 12th Five-Year Plan announced by the government, we are determined to transform our business under the guiding principles that emphasis stronger business fundamentals alongside pursuit for larger scale. We shall continue to leverage our strengths while minimizing and addressing our weaknesses when implementing the integration and globalization strategy linking resources with end market. We aim to move forward by improving our strategic structure adjustment including oil and gas reserves, refineries, petrochemical feedstock and products. The Company will place great emphasis on the strategic development of new energy and alternative material, strengthening our marketing and sales networks for oil and chemical products, and development of the natural gas business to create further value. We will continue to focus on resource optimization, energy conservation and emissions reduction, and on improving our energy utilization in order to preserve the environment. The Company will increase its efforts to build a stronger position in international trade and overseas development. We will take concrete steps toward technological and management innovation, and the attraction and retention of talent, such efforts will pave the way for sustainable development of the Company in the future.

Our primary targets to achieve by 2015, the end of the 12th Five-Year Plan include the following: domestic crude production of 43.5 to 45 million tonnes, gas production of 20 to 24 billion cubic meters, refinery throughput of 255 million tonnes, domestic oil product sales over 170 million tonnes with direct sales and retail accounting for over 80%, production of oil products reaching 156 million tonnes, ethylene production capacity reaching 12.5 to 13.5 million tonnes per year and total sales of chemical products reaching 55 to 60 million tonnes.

2011 is the first year of the “12th Five-Year” Plan, and the Company plans to execute its annual development plans in accordance with the overall five year targets. Our capital expenditure for the year is expected to reach approximately RMB124.1 billion, primarily for our E&P and LNG projects in Shandong province, refinery business optimization and upgrading of oil and diesel products, the building, acquisition and renovation of service stations, and logistics projects including crude and oil product pipelines, etc.

My fellow members of the Board of Directors and I believe that, with the support of all our shareholders and the concerted efforts of the Board of Directors, the Board of Supervisors, the management team and all staff members, the Company will achieve greater development, create new value for shareholders, and contribute to the building of a harmonious society during the 12th Five-Year Plan.

Su Shulin
Chairman

Beijing, China
25 March, 2011

BUSINESS REVIEW AND PROSPECTS

Mr. Wang Tianpu, President

BUSINESS REVIEW

In 2010, the Chinese government accelerated the transformation of economic development pattern and structural adjustment, and realized relatively rapid economic growth with GDP growing by 10.3% year on year. Domestic demand for refined oil and chemical products grew steadily. The Company continued to monitor market developments and made every effort to capture this growth by expanding market, reinforcing fine management and improving its operational structure according to the market conditions. These changes enabled the Company to realize good financial results.

1	REVIEW OF THE MARKET ENVIRONMENT

(1) Crude Oil Market

International crude oil prices fluctuated within an upward range between USD70/barrel to USD95/barrel in 2010. The annual average Platts global spot price for Brent crude oil was USD79.47/barrel, representing a year-on-year increase of 29.2%. The price trends of domestic crude oil are in line with international markets. In 2010, the Chinese government adjusted the benchmark wellhead price for domestic onshore natural gas and carried out a reform of oil and gas resource tax in western provinces and cities.

(2) Refined oil Products Market

In 2010, domestic demand for refined oil products maintained relatively fast increase. Domestic oil product supply was sufficient at the beginning of the year, but became tight in the latter half, particularly in the fourth quarter due to strong demand for diesel. According to official statistics, the domestic apparent consumption of oil products throughout the year (including gasoline, diesel and kerosene) reached 230 million tonnes, a year-on-year increase of 11.4%.

(3)	Chemicals Market

The domestic demand for chemical products in the first quarter of 2010 extended the recovery trends seen in 2009, remained steady in the second quarter, and saw strong growth in the latter half of the year. According to the Company’s statistics, the domestic apparent consumption of synthetic resin, synthetic fiber and synthetic rubber saw a year-on-year increase of 9.4%, 12.9% and 11.8% respectively, while the domestic apparent consumption of ethylene equivalent increased by 11.8% year on year to 29.87 million tonnes. Domestic chemical product prices bottomed in the second quarter and rallied gradually later in the year.

2	PRODUCTION AND OPERATION

(1)	Exploration and Production

The Company further implemented its oil and gas resource strategy in 2010. In exploration, we enhanced integrated geological research, increased exploration investment, optimized exploration scheme, promoted the integration of exploration and development, consolidated the resource basis and intensified reserve traps. New discoveries were made following the exploration of Tarim Basin’s Maigaiti Slope, Tahe Oilfield and Jiyang Depression. The marine-facies natural gas exploration in southeast and west Sichuan made further progress. The Company completed 23,483 kilometers of 2D seismic and 6,373 square kilometers of 3D seismic, and drilled 621 exploration wells with 1,774 kilometers of footage in China throughout the year. In development, the Company focused on enhancing reserve development ratio, oil recovery rate and single-well output. We also intensified our efforts in making technological breakthroughs and capacity building, and stably increased oil and gas production. The Sichuan-East China Gas Transmission Project has been running smoothly since it was put into operation, with a substantial increase in production of natural gas. Material progress was achieved in the Company’s expansion into overseas upstream business.

OPERATION SUMMARY OF EXPLORATION AND PRODUCTION SEGMENT

					Change from
		2010	2009	2008	2009 to 2010 (%)

	Crude oil production (mmbbls)	327.85	327.62	322.02	0.1
Including:	China	302.18	301.15	296.80	0.3
	Africa	25.67	26.47	25.22	(3.0)
	Natural gas production (bcf)	441.39	299.01	293.07	47.6
	Total oil and gas production (mmboe)	401.42	377.45	370.87	6.4

					Changes at the
					year and of the
					the report period
		As at 31	As at 31	As at 31	compared with that
		31 December,	31 December,	31 December,	at the end of
		2010	2009	2008	the last year (%)

	Proved reserve of crude oil (mmbbls)	2,888	2,920	2,961	(1.1)
	Proved reserve of natural gas (bcf)	6,447	6,739	6,959	(4.3)
	Proved reserve of crude oil and natural gas (mmboe)	3,963	4,043	4,121	(2.0)

Note:	1.	Inclusive of 100% of production and reserve of SSI.
	2.	For crude oil produced in China, 1 tonne=7.1 barrels; for natural gas, 1 cubic meter=35.31 cubic feet; for crude oil produced in Africa, 1 tonne=7.27 barrels.

(2)	Refining

In 2010, the Company adhered to the market-oriented principle, strived to adjust product mix, and operated refining facilities at high load. We enhanced the optimization of resources, operation and management, and spared no efforts in reducing costs and improving efficiency. The Company successfully started up the upgrading and expanding projects and completed the company-wide gasoline quality upgrading for GB III Standard. The Company, based on changes in the market, timely adjusted the product mix, increased the output of jet fuel and light chemical feedstock, and enhanced the marketing efforts for asphalt, LPG and petroleum coke. Facing a sudden tight supply of diesel in some regions in the fourth quarter, we effectively eased the market tension by making every effort to increase diesel production. In 2010, refinery throughput amounted to 211 million tonnes, representing a year-on-year increase of 13.2%, and 124 million tonnes of oil products were produced up by 9.4% over the previous year.

SOURCES OF CRUDE OIL PROCESSED BY THE COMPANY			UNIT: MILLION TONNES

				Change from
	2010	2009	2008	2009 to 2010 (%)

Company produced crude oil in China	35.13	35.22	34.57	(0.3)
PetroChina	5.10	7.05	6.13	(27.7)
CNOOC LIMITED	6.91	6.49	9.04	6.5
Import	165.00	138.82	128.38	18.9
Total	212.14	187.58	178.13	13.1

	PRODUCTION SUMMARY OF THE REFINING SEGMENT

					Change from
		2010	2009	2008	2009 to 2010 (%)

	Refinery throughput (million tonnes)	211.13	186.58	175.73	13.2
	Gasoline, diesel and kerosene production (million tonnes)	124.38	113.69	107.36	9.4
including:	Gasoline (million tonnes)	35.87	34.43	29.65	4.2
	Diesel (million tonnes)	76.09	68.86	69.74	10.5
	Kerosene (million tonnes)	12.42	10.39	7.99	19.5
	Light chemical feedstock (million tonnes)	35.00	26.87	23.12	30.3
	Light products yield (%)	75.79	75.54	74.75	Up by 0.25 percentage point
	Refining yield (%)	94.83	94.53	94.05	Up by 0.30 percentage point

Note:	1.
Refinery throughput includes natural gas condensates and heavy oil throughput. The data of 2008 and 2009 were adjusted retrospectively. For unit conversion of refinery throughput, 1 tonne=7.35 barrels:

	2.	The operation data include 100% of the production of the joint venture.

(3)	Marketing and Distribution

In 2010, the Company has enhanced customer service awareness, reinforced quality control, expanded sales volume and provided customers with premium oil products. For the abnormal increase of diesel demand in the fourth quarter within some regions of China, we took multiple measures which effectively alleviated the market tension. Aiming to build all Sinopec service stations as ÒReliable Posts of Automobile LifeÓ, the Company realized significant growth in non-fuel business. The total domestic sales volume of oil products for the year reached 140 million tonnes with a year-on-year increase of 13.3%.

OPERATION SUMMARY OF MARKETING AND DISTRIBUTION SEGMENT

					Change from
		2010	2009	2008	2009 to 2010 (%)

Total domestic sales volume of oil products (million tonnes)		140.49	124.02	122.98	13.3
Including:	Retail (million tonnes)	87.63	78.90	84.10	11.1
	Direct sales (million tonnes)	32.40	25.61	19.63	26.5
	Wholesale (million tonnes)	20.47	19.52	19.25	4.9
Average annual throughput per station (tonne/station)		2,960	2,715	2,935	9.0

					Changes at
					the end of
					the report period
		As at	As at	As at	compared with that
		December 31,	December 31,	December 31,	at the end of
		2010	2009	2008	the last year (%)

Total number of service stations under Sinopec brand		30,116	29,698	29,279	1.4
Including:	Number of company-operated service stations	29,601	29,055	28,647	1.9
	Number of franchised service stations	515	643	632	(19.9)

(4)	Chemicals

In 2010, the Company, under the market-oriented principle, further reinforced the combination of production, marketing and research, optimized production management, achieved safe and smooth commissioning of the newly built ethylene projects in Tianjin and Zhenhai, fully brought into play of the new ethylene capacity and guaranteed the safe operation of facilities at full-load. We intensified supply chain management and accelerated the development of new products and adjustment of product mix. While putting customers first, we took full advantage of concentrated marketing and sold all we produced. Thus good results were achieved. In 2010, the Company produced 9.059 million tonnes of ethylene with a year-on-year increase of 34.9%, and the sales volume of chemical products reached 43.50 million tonnes.

PRODUCTION SUMMARY OF MAJOR CHEMICAL PRODUCTS
		Unit: thousand tonnes

				Change from
	2010	2009	2008	2009 to 2010 (%)

Ethylene	9,059	6,713	6,289	34.9
Synthetic resin	12,949	10,287	9,643	25.9
Synthetic rubber	967	884	834	9.4
Synthetic fiber monomers and polymers	8,864	7,798	7,264	13.7
Synthetic fiber	1,393	1,302	1,260	7.0
Urea	1,223	1,752	1,649	(30.2)

Note:	100% production of joint ventures was included.

(5)	Technology Research and Development

The Company placed great emphasis on the ÒPropellerÓ function of scientific research and development and achieved good results. Exploration technologies were improved, resulting in new discoveries in Yuanba and Tarim’s Maigaiti Slope. Water injection technology for the development of key oilfields in east China was successfully developed. We promoted the application of selective hydrogenation technology and absorption desulphurization technology for catalytic gasoline, leading to the upgraded quality of oil products. 150,000-tonne-per-year ethylene cracker was successfully installed in one-million-tonne-per-year ethylene plants. The 300,000-tonne-per-year cumene unit using self-developed technologies came on stream successfully. The first bromobutyl rubber production unit in China was built up and is at the stage of commissioning. Twelve self-developed technologies were granted the National Science and Technology Progress Awards and the National Technology Invention Awards, among which the exploration and development technology for Ordovician carbonate rocks in Tahe Oilfield was granted the First Prize of National Science and Technology Progress Awards, catalytic oxidation new material-hollow Ti-Si molecular sieve won the Second Prize of National Technology Invention Awards and another 10 technologies won the Second Prize of National Science and Technology Progress Accords. The Company made 2,499 domestic patent applications with 771 patents granted, and 114 foreign patent applications with 72 granted throughout the year.

(6)	Health, Safety and Environment

The Company always pursues to the coordinated and sustainable development of the enterprise, society and the environment and promotes the HSE management system throughout the Company. We put people first and care for our employees. We always stick to the HSE principle of ÒPutting Safety First, Focusing on Prevention and Comprehensive ImprovementÓ, and set up a cascade responsibility system for safe production. We actively promote energy saving and emission reduction and develop low-carbon economy. Various measures have been taken for CO2 emission cut, clean production and the manufacturing of clean products. In 2010, energy intensity dropped by 0.24% year on year, industrial water demand decreased by 2% year-on-year, COD in waste water discharged shrank by 2.1%, sulfur dioxide emission fell by 6.9%, and industrial water recycling rate remained at 95%. The Company accomplished the energy saving and emission cut target set in the Ò11th Five-Year PlanÓ. Please refer to Sinopec 2010 Sustainable Development Report for detailed information.

(7)	Capital Expenditure

The Company’s capital expenditure reached RMB113.651 billion in 2010, of which RMB52.68 billion was used in Exploration and Production segment mainly for the exploration, development and capacity construction of key oilfields in Tahe, Shengli and Angola Block 18 and gasfields in Puguang and Erdos, as well as for the pipeline construction of Sichuan-East China Gas Transmission Project; RMB20.015 billion was used in Refining segment mainly for refinery revamping projects to process low-grade crude oil, oil product quality upgrading, and the construction of crude oil terminals and transfer systems; RMB26.168 billion was used in Marketing and Distribution segment mainly for the construction and acquisition of service stations and CNG stations in key areas such as highways, core cities and newly planned regions, for expediting the construction of pipelines and oil depots and for the improvement of oil products sales network; RMB12.894 billion was used in Chemicals segment mainly for ethylene projects in Tianjin, Zhenhai, and Wuhan and for butyl rubber project in Yanshan, etc.; and RMB1.894 billion was used for Corporate and others mainly for the construction of technology research facilities and IT projects.

BUSINESS PROSPECTS

1.	Market Analysis

With the recovery of the world economy, demand in international oil market will resume increase in 2011. The average crude oil prices in 2011 are expected to be higher than that of 2010 due to the influences of geopolitical and other factors.

The Chinese government will continue to expand domestic demands, adjust economic structure, improve people’s well-being, and adopt pro-active fiscal policies and stable monetary policies, and the economy growth is expected to remain stable and relatively fast. Thus, the domestic demands for oil products, natural gas and chemical products are expected to increase steadily.

2.	Production and Operation

In 2011, the Company will continue to increase resources, expand markets, cut costs and improve efficiency, while pursuing economic benefits, reinforcing internal management, elaborately organizing production, and emphasizing safe production, energy conservation and consumption reduction. The following work will be carried out:

Exploration and Production segment: In terms of oil exploration, the Company will continue to advance exploration of subtle reservoirs of mature blocks in east China and intensify exploration efforts in frontier blocks for new discoveries based on Tarim, Junggar and Erdos basins in west China. In terms of natural gas exploration, the Company will speed up the exploration in key areas and strive for breakthroughs in frontier blocks based on Sichuan and Erdos basins to consolidate the resource basis for the substantial growth of our natural gas output. In terms of development, the Company will make continuous efforts to enhance reserve development ratio, oil recovery and single-well production, stabilize production in the east and increase production in the west to achieve sustainable development of oilfields. Meanwhile, the Company will steadily promote the exploration and development of oversea oilfields. In terms of natural gas, we will ensure the safe and stable operation of Puguang gasfield and expedite the capacity building in Dawan block, accelerate the exploration and development evaluation of Yuanba area and intensify the capacity building of the gas reserves in west Sichuan and Daniudi gasfield to increase natural gas production to a new level. The Company plans to produce 45.59 million tonnes of crude oil and 14.1 billion cubic meters of natural gas in 2011.

Refining segment: The Company will maintain the high-load operation of refining facilities, promote quality upgrading of diesel for vehicles to meet GB III standards, optimize product mix and supply feedstock for chemical production. We will reduce costs and increase efficiency through crude oil procurement and transportation optimization. Greater efforts will be made in the marketing of asphalt, LPG and petroleum coke, etc. to improve refining profitability. Refinery throughput is expected to reach 222 million tonnes and oil products output is expected to be 132 million tonnes in 2011.

Marketing and Distribution segment: The Company will closely track supply-demand changes in oil products market, timely adjust operation strategy and exert more efforts in market development. Great efforts will be made to expand sales volume to ensure adequate supply in the market. The Company will enhance service awareness and intensify quality management. We will also strengthen resource allocation and optimize the storage location to guarantee oil supply in key areas. Domestic sales volume of oil products is expected to reach 147 million tonnes in 2011.

Chemicals segment: The Company will make great efforts in safe production and removal of potential hazards to ensure safe and stable operation of the chemical plants. We will focus on technological progress, constantly promote energy saving and emission cut, optimize processes and further improve plant operation. The Company will guarantee the supply of raw materials, optimize the production organization and constantly adjust product mix of the three synthetic materials to meet market demands. Under the market-oriented principle, we will take action to improve services to establish a highly-efficient innovative system with the combination of production, marketing and research. The Company plans to produce 9.85 million tonnes of ethylene in 2011.

Technology Research and Development: The Company will constantly improve the efficiency of technology research and development, make great efforts in independent innovation, strive for breakthroughs in key areas and give full play to the ÒpropellerÓ function of technology research and development. We will focus on the research on exploration and development of oil and gas resources both at home and abroad, enhance improvement and application of key technologies for higher development ratio of reserves, enhanced oil recovery and single-well production and carry out technology development for the exploration of unconventional resources. We will actively develop new technologies to process low-grade crude oil and heavy oil, continue to improve production technologies for GB IV standard oil products and form technological reserves for GB V standard oil products. The Company will continuously enhance production technologies for ethylene and polyolefin and support the technology development for high value-added products. We will continue to develop and promote the application of technologies for energy saving and environmental protection and speed up the technology development for alternative energy and low-carbon economy.

Capital Expenditure: The Company will adopt strict investment management procedures, and elaborately organize engineering construction on the principle of financial outcome foremost and key projects in priority. The total capital expenditure is expected to reach RMB124.1 billion, of which the expenditure for Exploration and Production segment will reach RMB54.3 billion mainly for the exploration and development of mature oil fields in the east, Tahe oilfield and Angola Block 18 and natural gas filed in Yuanba area and for the construction of LNG project in Shandong Province. The capital expenditure for Refining segment will reach RMB26.5 billion mainly for refinery upgrading projects in Changling and Beihai and the upgrading of diesel quality, and for the construction of Rizhao-Yizheng and Zhanjiang-Beihai crude oil pipeline and supporting projects. The capital expenditure for Marketing and Distribution segment will reach RMB21.3 billion mainly for the construction, acquisition and renovation of service (CNG) stations and for the construction of oil products pipelines and supporting oil depots. The capital expenditure for Chemicals segment will reach RMB19.2 billion mainly for Wuhan ethylene, Zhongyuan methanol to olefins, Yanshan butyl-rubber and Qilu synthetic resin projects and for the construction of logistics facilities for chemical feedstock and products. The capital expenditure for Corporate and others is scheduled at RMB2.8 billion mainly for the construction of technology research facilities and IT projects.

In the new year, Sinopec Corp. will continue to implement the scientific development outlook, enhance fine management, actively adjust structure, substantially explore the market, improve economic benefits and strive for new achievements in production and operation to make a good start for the 12th Five-Year Plan period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ), UNLESS OTHERWISE STATED.

1	CONSOLIDATED RESULTS OF OPERATIONS

In 2010, the Company’s turnover and other operating revenues were RMB 1,913.2 billion, and the operating profit was RMB 105.0 billion, representing an increase of 42.2%, and 15.8% respectively over the year of 2009. This mainly attributed to the fast growth of domestic economy, growing demand for petroleum and petrochemical products, and continuous expansion of the Company’s operational scale, and the increase in the price of crude oil, oil products and petrochemical products. The Company took the advantage of business scale and integration, strove to expand the market and improve marketing and service, which contributed a good operation results.

	Years ended 31 December
	2010	2009	Change
	RMB millions		(%)

Turnover and other operating revenues	1,913,182	1,345,052	42.2
Of which:
Turnover	1,876,758	1,315,915	42.6
Other operating revenues	36,424	29,137	25.0
Operating expenses	(1,808,178)	(1,254,353)	44.2
Of which:
Purchased crude oil, products, and operating supplies and expenses	(1,482,484)	(980,564)	51.2
Selling, general and administrative expenses	(51,048)	(40,539)	25.9
Depreciation, depletion and amortisation	(59,223)	(54,016)	9.6
Exploration expenses (including dry holes)	(10,955)	(10,545)	3.9
Personnel expenses	(33,672)	(28,895)	16.5
Taxes other than income tax	(157,189)	(132,884)	18.3
Other operating expenses, (net)	(13,607)	(6,910)	96.9
Operating profit	105,004	90,699	15.8
Net finance costs	(6,974)	(7,466)	(6.6)
Investment income and share of profit less losses from associates and jointly controlled entities	5,663	3,371	68.0
Profit before taxation	103,693	86,604	19.7
Tax expense	(25,689)	(19,599)	31.1
Profit for the year	78,004	67,005	16.4
Attributable to:
Equity shareholders of the Company	71,800	63,147	13.7
Non-controlling interests	6,204	3,858	60.8

(1)	Turnover and other operating revenues

In 2010, the Company’s turnover was RMB 1,876.8 billion, representing an increase of 42.6% over 2009. This mainly attributed to the active expansion of the markets; sale volume and higher prices of crude oil, oil products and chemical products.

The following table sets forth the external sales volume, average realized prices and respective rates of change from 2009 to 2010 for the Company’s major products:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change	Years ended 31 December		Change
	2010	2009	(%)	2010	2009	(%)

Crude oil	5,554	4,915	13.0	3,349	2,303	45.4
Natural gas (million cubic meters)	9,951	6,486	53.4	1,155	933	23.8
Gasoline	43,467	39,035	11.4	7,297	6,367	14.6
Diesel	90,827	82,344	10.3	5,992	5,092	17.7
Kerosene	14,758	11,353	30.0	4,758	3,918	21.4
Basic chemical feedstock	17,821	13,272	34.3	5,598	4,359	28.4
Monomer and polymer for synthetic fiber	5,772	4,650	24.1	8,211	6,530	25.7
Synthetic resin	9,871	8,667	13.9	9,243	8,072	14.5
Synthetic fiber	1,512	1,418	6.6	11,644	9,140	27.4
Synthetic rubber	1,222	1,116	9.5	16,436	11,448	43.6
Chemical fertilizer	1,299	1,769	(26.6)	1,641	1,657	(1.0)

Most of crude oil and a portion of natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to other customers. In 2010, the turnover from crude oil, natural gas and their upstream products sold externally amounted to RMB 35.0 billion, increased by 81.1% over 2009, accounting for 1.8% of the Company’s turnover and other operating revenues. The change was mainly due to the increase in sales volume and prices of crude oil and natural gas.

In 2010, the refining segment marketing and distribution segment sold petroleum products (mainly consisting of refined oil products and other refined petroleum products), achieving external sales revenue of RMB 1,192.8 billion, representing an increase of 36.4% over 2009, accounting for 62.3% of the Company’s turnover and other operating revenues. This mainly the Company took the price-up opportunity of refined oil products and other refined petroleum products, and actively enlarged the sales volume of refined oil products and other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 931.6 billion, representing an increase of 30.8% over 2009, accounting for 78.1% of the total revenue of petroleum products. Turnover of other refined petroleum products was RMB 261.2 billion, representing an increase of 61.3% over 2009, accounting for 21.9% of the total revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 285.6 billion, representing an increase of 48.2% over 2009, accounting for 14.9% of the Company’s turnover and other operating revenues. This was mainly due to the increase in prices of chemical products, the Company’s efforts in taking the opportunity of putting newly built plants into production through active expansion of the markets and increasing the sales volume of products.

(2)	Operating expenses
In 2010, the Company’s operating expenses were RMB 1,808.2 billion, representing an increase of 44.2% over 2009. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 1,482.5 billion, representing an increase of 51.2% over 2009, accounting for 82.0% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 606.0 billion, increase 49.5% over 2009. The total throughput of crude oil purchased externally in 2010 was 155.1 million tonnes (excluding the amount processed for third parties) , an increase 14.8% over 2009. The average unit processing cost of crude oil purchased externally was RMB 3,907 per tonne, increased 30.2% 2009.

The Company’s other purchasing expenses were RMB 876.5 billion, representing an increase of 52.4% over 2009. This was mainly due to the higher cost of oil products and other feedstock purchased externally and higher procurement cost by the Company’s trading subsidiaries.

Selling, general and administrative expenses of the Company totaled RMB 51.0 billion, representing an increase of 25.9% over 2009. This was mainly due to the increased sales expenses such as the freight and miscellaneous charges caused by expanded sales volume, the growth of operational rental fee and research and development costs.

Depreciation, depletion and amortisation expenses of the Company were RMB 59.2 billion, representing an increase of 9.6% over 2009. This was mainly due to the depreciation resulting from the Company’ continuously increased investment in property, plant and equipment.

Exploration expenses, including dry holes were RMB 11.0 billion, representing an increase of 3.9% over 2009, which were mostly spent on enhancing exploration activities in regions as Northeast, West of Sichuan and Erdos.

Personnel expenses were RMB 33.7 billion, representing an increase of 16.5% over 2009, mainly because the Company has employed more workers in line with its business growth and the provision for enterprise’s performance salary, annuity fund, and housing subsidy for employees who joined the Company after 31 December 1998, in accordance with related requirements.

Taxes other than income tax totaled RMB 157.2 billion, representing an increase of 18.3% over 2009. It was mainly due to the increase of special oil income levy by RMB 12.6 billion caused by rising crude oil price, as compared with 2009. Meanwhile, as a result of increased sales volume, the consumption tax, city construction tax and educational surcharge increased by RMB 11.1 billion over 2009.

Other operation expenses, net were 13.6 billion, representing an increase of 96.9% over 2009. This was mainly due to the provisions for impairment loss of long-term assets which were regarded as low efficient such as chemical fertilizer plants, increased by RMB 7.2 billion compared with 2009.

	(3)	Operating profit was RMB 105.0 billion, representing an increase of 15.8% over 2009.

(4)
Net finance costs were RMB 7.0 billion, representing a decrease of 6.6% compared with 2009. This was due to the Company’s continuous improvement in its financing structure and enlarged direct financing scale, which resulted in decrease of its financing cost; Moreover, the Company increased its short-term loans in US dollar, which enjoyed a lower interest rate, and continuously strengthened the supervision on the management of funds, compressed and controlled the occupation of funds, which resulted in cost saving in the finance activities.

	(5)	Profit before taxation was RMB 103.7 billion, representing an increase of 19.7% compared with 2009.

	(6)	Tax expense was RMB 25.7 billion, an increase of 31.1% over 2009. This mainly attributed to the increase of profit which resulted in an increase of income tax.

(7)
Profit attributable to non-controlling interests of the Company was RMB 6.2 billion, representing an increase of 60.8% over 2009. This was mainly due to increase of profits from the subsidiaries of Sinopec Corp. compared with 2009.

	(8)	Profit attributable to equity shareholders of the Company was RMB 71.8 billion, representing an increase of 13.7% over 2009.

2	DISCUSSION ON THE RESULTS OF SEGMENT OPERATION

The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and the corporate and others. Unless otherwise specified herein, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include “other operating revenues”.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the years indicated.

			As a percentage of		As a percentage of
			consolidated operating		consolidated operating
			revenue before elimination		revenue after elimination
	Operating revenues		of inter-segment sales		of inter-segment sales
	Years ended 31 December		Years ended 31 December		Years ended 31 December
	2010	2009	2010	2009	2010	2009
	RMB millions		(%)		(%)

Exploration and Production Segment
External sales (note)	53,454	36,827	1.6	1.6	2.8	2.7
Inter-segment sales	133,691	97,981	4.0	4.1
Operating revenues	187,145	134,808	5.6	5.7
Refining Segment
External sales (note)	165,873	99,701	5.0	4.2	8.7	7.4
Inter-segment sales	805,704	603,870	24.2	25.6
Operating revenues	971,577	703,571	29.2	29.8
Marketing and Distribution Segment
External sales (note)	1,037,440	780,719	31.2	33.1	54.2	58.0
Inter-segment sales	3,258	2,372	0.1	0.1
Operating revenues	1,040,698	783,091	31.3	33.2
Chemicals Segment
External sales (note)	292,041	197,332	8.8	8.4	15.3	14.7
Inter-segment sales	35,581	21,125	1.1	0.9
Operating revenues	327,622	218,457	9.9	9.3
Corporate and Others
External sales (note)	364,374	230,473	11.0	9.7	19.0	17.2
Inter-segment sales	432,415	291,396	13.0	12.3
Operating revenues	796,789	521,869	24.0	22.0
Operating revenues before elimination of inter-segment sales	3,323,831	2,361,796	100.0	100.0
Elimination of inter-segment sales	(1,410,649)	(1,016,744)
Consolidated operating revenues	1,913,182	1,345,052			100.0	100.0

Note:	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the years indicated, and the change rates of 2010 compared to 2009.

	Years ended 31 December
	2010	2009	Change
	RMB millions		(%)

Exploration and Production Segment
Operating revenues	187,145	134,808	38.8
Operating expenses	139,996	110,914	26.2
Operating profit	47,149	23,894	97.3
Refining Segment
Operating revenues	971,577	703,571	38.1
Operating expenses	955,722	676,063	41.4
Operating profit	15,855	27,508	(42.4)
Marketing and Distribution Segment
Operating revenues	1,040,698	783,091	32.9
Operating expenses	1,009,938	752,791	34.2
Operating profit	30,760	30,300	1.5
Chemicals Segment
Operating revenues	327,622	218,457	50.0
Operating expenses	312,585	204,652	52.7
Operating profit	15,037	13,805	8.9
Corporate and others
Operating revenues	796,789	521,869	52.7
Operating expenses	799,131	524,074	52.5
Operating loss	(2,342)	(2,205)	6.2
Elimination of inter-segment profit	(1,455)	(2,603)	(44.1)

(1)	Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a portion of crude oil produced by the Company were sold externally to other customers.

In 2010, the operating revenues of this segment were RMB 187.1 billion, representing an increase of 38.8% over 2009. This was mainly attributable to the factors such as significant increase of crude oil price, production of Puguang Gas Field and the growth of sales volume of natural gas.

In 2010, the segment sold 43.88 million tonnes of crude oil and 11.06 billion cubic meters of natural gas, representing an increase of 0.2% and 57.4% respectively compared with 2009. The average realized selling price of crude oil and natural gas were RMB 3,406 per tonne and RMB 1,174 per thousand cubic meters respectively, representing an increase of 38.2% and 22.4% respectively over 2009.

In 2010, the operating expenses of the segment were RMB 140.0 billion, representing an increase of 26.2% over 2009. The increase was mainly due to the followings:

●	Special oil income levy paid by the Company increased by RMB 12.6 billion compared with 2009 due to the significant increase of the selling price of crude oil;

●
Depreciation, depletion and amortisation expenses increased by RMB 3.3 billion over 2009, mainly caused by growth in depreciation and depletion of crude oil & natural gas assets resulting from investment;

●	Raw material, fuels and power expenses increased by RMB 2.1 billion, mainly due to the increase of procurement cost.

●	Impairment loss of assets increased by RMB 1.7 billion, mainly due to the decrease of reserve in small blocks and higher production and development cost.

Unit cash operating cost was RMB 674 per tonne, representing an increase of 8.5% over 2009. This mainly attributed to the increase in prices of externally purchased materials, fuels, power, as well as additional expenses on improving injection and production system in oil fields.

In 2010, the exploration and production segment made great efforts to keep stable production, and the operating profit was RMB 47.1 billion, 97.3% over 2009.

(2)	Refining Segment

Business activities of the refining segment include purchasing crude oil from the third parties the exploration and production segment of the Company as well as processing crude oil into refined petroleum products, among which, gasoline, diesel and kerosene are internally sold to the marketing and distribution segment of the Company. Part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers through refinery segment.

In 2010, the operating revenues of this segment totaled RMB 971.6 billion, representing an increase of 38.1% over 2009. This was mainly attributable to the increase of sales volume and the price of refined oil products.

The following table sets forth the sales volumes, average realized prices and the respective changes of the Company’s major refined oil products of the segment from 2009 and of 2010.

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne)
	Years ended 31 December		Change	Years ended 31 December		Change
	2010	2009	(%)	2010	2009	(%)

Gasoline	32,699	31,343	4.3	6,581	5,591	17.7
Diesel	69,535	63,095	10.2	5,554	4,646	19.5
Chemical feedstock	34,260	26,983	27.0	4,574	3,333	37.2
Other refined petroleum products	50,418	44,075	14.4	4,114	3,208	28.2

In 2010, the segment’s sales revenues of gasoline were RMB 215.2 billion, representing an increase of 22.8% over 2009.

In 2010, the sales revenues of diesel were RMB 386.2 billion, representing an increase of 31.8% over 2009.

In 2010, the sales revenues of chemical feedstock were RMB 156.7 billion, representing an increase of 74.3% over 2009.

In 2010, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 207.4 billion, representing an increase of 46.7% over 2009.

In 2010, this segment’s operating expenses were RMB 955.7 billion, representing an increase of 41.4% over 2009, mainly attributable to the significant increase in crude oil prices and the refining throughput.

In 2010, the average unit cost of crude oil processed was RMB 387.6 per tonne, representing an increase of 32.1% over 2009. Refining throughput totaled 198.52 million tonnes (excluding volume processed for third parties), representing an increase of 12.3% over 2009. In 2010, the total costs of crude oil processed were RMB 769.6 billion, representing an increase of 48.4% over 2009.

In 2010, crude oil price increased significantly compared with 2009. Confronted with the difficult situation of increasing crude oil cost, the segment optimized the production scheme, adjusted product mix, and maintained a higher load of operation. The refining margin of the Company was RMB 290.5 per tonne, decreased by 12.7% over 2009. This was mainly due to the lower growth rate of product price than that of crude oil.

In 2010, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 139.7 per tonne, representing an increase of 2.7% over 2009. This is mainly attributed to the corresponding processing cost increase caused by the price of externally purchased auxiliary materials, power and fuels, the added benefit caused by actively extending the other refined petroleum products businesses as well as the growth of sales expenses accordingly caused.

In 2010, the operating profit of the segment totaled RMB 15.9 billion, representing a decrease of 42.4% over 2009.

(3)	Marketing and Distribution Segment

The business of marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers; retailing, distributing oil products through the segment’s retail and distribution network, providing related services through the segment’s retail and distribution network, and extending and providing the multi-non-petroleum articles related to the daily life.

In 2010, the operating revenues of this segment were RMB 1,040.7 billion, increased by 32.9% over 2009.

In 2010, the sales revenues of gasoline totaled RMB 317.5 billion, with an increase of 27.6% over 2009; and the sales revenues of diesel and kerosene were respectively RMB 546.6 billion and RMB 70.3 billion, increased by 29.8% and 58.3% respectively over 2009.

The following table sets forth the sales volumes, average realized prices, and respective rate changes of the four product categories in 2010 and 2009, including detailed information of different sales channels for gasoline and diesel:

		Sales volume			Average realised price
		(thousand tonnes)			(RMB/tonne)
		Years ended 31 December		Change	Years ended 31 December		Change
		2010	2009	(%)	2010	2009	(%)

Gasoline		43,511	39,067	11.4	7,296	6,366	14.6
Of which:	Retail	35,050	31,474	11.4	7,469	6,540	14.2
	Direct sales	2,489	2,377	4.7	6,424	5,554	15.7
	Wholesale	5,972	5,216	14.5	6,649	5,687	16.9
Diesel		91,257	82,701	10.3	5,990	5,091	17.7
Of which:	Retail	46,357	41,941	10.5	6,243	5,374	16.2
	Direct sales	29,134	28,143	3.5	5,819	4,844	20.1
	Wholesale	15,766	12,617	25.0	5,560	4,697	18.4
Kerosene		14,770	11,330	30.4	4,759	3,919	21.4
Fuel oil		23,424	17,894	30.9	3,527	2,952	19.5

In 2010, the operating expenses of the segment were RMB 1,009.9 billion, representing an increase of 34.2% compared with that of 2009. This was mainly due to the increase of purchasing cost of oil products, which accounts for 94.8% in the total operating expenses, by 35.1% over last year.

In 2010, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 170.1 per tonne, representing an increase of 4.0% compared with that of 2009. This mainly attributed to the growth of various daily operational expenses and rental cost caused by the enlargement of operational scale.

In 2010, the operating profit of this segment was RMB 30.8 billion, representing an increase of 1.5% over 2009. This mainly attributed to improved operational performance as a result of the Company’s efforts to expand the market and its sales volume.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In 2010, the operating revenues of the chemicals segment were RMB 327.6 billion, representing an increase of 50.0% over 2009. This was primarily due to the increase in prices of chemical products, the Company took the opportunity of newly built-up plants put into the service to actively developed market and increase the sales volume.

The sales revenue generated from this segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber monomer and polymer, synthetic fiber and chemical fertilizer) total approximately RMB308.4 billion, representing an increase of 53.4% over 2009, accounting for 94.1% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective changes of each of the segment’s six categories of chemical products in 2010 and 2009.

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne)
	Years ended 31 December		Change	Years ended 31 December		Change
	2010	2009	(%)	2010	2009	(%)

Basic organic chemicals	23,339	16,663	40.1	5,547	4,296	29.1
Synthetic fiber monomer and polymer	5,820	4,692	24.0	8,194	6,519	25.7
Synthetic resin	9,880	8,682	13.8	9,243	8,073	14.5
Synthetic fiber	1,512	1,418	6.6	11,644	9,140	27.4
Synthetic rubber	1,222	1,119	9.2	16,435	11,448	43.6
Chemical fertilizer	1,329	1,769	(24.9)	1,641	1,657	(1.0)

In 2010, the operating expenses of the chemicals segment were RMB 312.6 billion, representing an increase of 52.7% over 2009. This was mainly attributable to the increase in volume of purchased feedstock and unit cost.

In 2010, the operating profit of this segment was RMB 15.0 billion, representing an increase of 8.9% over 2009 by developing the market, strengthening the integration of production and marketing as well as research, improving the customers’ services, and enlarging the total operation volume.

(5)	Corporate and Others

The business activities of the corporate and others mainly consisted of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In 2010, the operating revenues generated from the corporate and others were RMB 796.8 billion, representing an increase of 52.7% over 2009. This mainly resulted from the trading revenues RMB 778.7 billion of crude oil, product oil and other products from the subsidiaries, representing an increase of 49.6% over 2009.

In 2010, the operating expenses was RMB 799.1 billion, representing an increase of 52.5% over 2009, of which, the trading expenses of crude oil and oil products from the subsidiaries were RMB 777.7 billion, representing an increase of 49.8% over 2009.

In 2010, the operating loss from the corporate and others was RMB 2.3 billion, representing an increase of 6.2% over 2009, of which, the Company realized the operation profit of RMB 1.0 billion from some segments such as the trading and so on, but the appropriation of expenditure from the research and the corporate was RMB 3.3 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

The major fund source of the Company is the operation activities and short-term & long-term finance, and the major use of funds includes operating expense, capital spending, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity

			Units: RMB millions

	At 31 December	At 31 December	Amount of
	2010	2009	Changes

Total assets	995,154	898,263	96,891
Current assets	260,229	201,479	58,750
Non-current assets	734,925	696,784	38,141
Total liabilities	544,786	493,447	51,339
Current liabilities	336,406	315,921	20,485
Non-current liabilities	208,380	177,526	30,854
Total equity attributable to equity shareholders of the Company	419,047	378,940	40,107
Share capital	86,702	86,702	0
Reserves	332,345	292,238	40,107
Non-controlling interests	31,321	25,876	5,445
Total equity	450,368	404,816	45,552

As at 31 December 2010, the Company’s total assets were RMB 995.2 billion, representing an increase of RMB 96.9 billion compared with that at the end of 2009, of which:

Current assets were RMB 260.2 billion, increased by RMB 58.8 billion from that at the end of 2009, mainly attributable to the fact that the inventory of the Company increased by RMB 14.8 billion as a result of the rise in prices of crude oil and other raw materials, the receivables of the Company increased by RMB 30.3 billion as a result of the price rise of product oil and chemical products; and the prepaid expenses and other current assets increased by RMB 5.5 billion.

Non-current assets were RMB 734.9 billion, increased by RMB 38.1 billion from that at the end of 2009. This was mainly attributable to the fact that because of the implementation of its annual investment plan by the company. The net amount for the property, plant and equipment increased by RMB 55.9 billion, the rental cost prepaid for land use right increased by RMB 3.2 billion, some constructions in progress within this current year decreased by RMB 30.8 billion due to the transfer to fixed assets after the completion of some projects, some construction in progress sold to the jointly controlled entities, and the Company’s interests in associates and jointly controlled entities increased by RMB 10.9 billion.

As at 31 December 2010, the Company’s total liabilities were RMB 544.8 billion, representing an increase of RMB 51.3 billion compared with that at the end of 2009, of which:

Current liabilities were RMB 336.4 billion, increased by RMB 20.5 billion from that at the end of 2009, mainly because of the price-up of the raw materials such as crude oil and so on, the Company’s trade accounts payables increased by RMB 35.8 billion; because of the Company’s operation scale, the smooth growth of the Company’s income, the other amount dues such as accrued expenses and other payables , income tax payable and so on, increase RMB 43.4 billion due to the Company strictly controlled the financing of bills and decreased the quantity of new making-out invoices, the bills payable within this year decreased by RMB 19.3 billion; due to decreasing the financial expenses, the compression of short-term debts and loans made by China Petrochemical Corporation and fellow subsidiaries decreased RMB 39.4 billion.

Non-current liabilities were RMB 208.4 billion, increased by RMB 30.9 billion from that at the end of 2009, mainly because of the performance of the annual Investment plan by the Company, the long-term debts and loans made by China Petrochemical Corporation and fellow subsidiaries increased by RMB 21.4 billion; and the Company increased the deferred tax liabilities and the provision of obligations for the dismantlement of its oil and gas properties by RMB 9.0 billion.

The total equity attributable to equity shareholders of the Company was RMB 419.0 billion, representing an increase of RMB 40.1 billion compared with that at the end of 2009, which was due to the increase of reserves.

(2)	Cash flow

The following table sets forth the major items on the consolidated cash flow statements of 2010 and 2009.		Units: RMB million

	Years ended 31 December
Main items of cash flow	2010	2009

Net cash generated from operating activities	170,333	165,513
Net cash used in investing activities	(105,788)	(117,355)
Net cash used in financing activities	(56,294)	(46,411)
Net increase in cash and cash equivalents	8,251	1,747

In 2010, the net cash generated from operating activities was RMB 170.3 billion, representing an increase of RMB 4.8 billion over 2009. This was mainly attributable to the fact that the profit before taxation increased by RMB 17.1 billion as compared with last year; the depreciation, depletion and amortisation expense increased by RMB 5.2 billion as compared with last year, the impairment of long-term assets increased by RMB 7.2 billion; and the increase of crude oil and other commodities prices and the expansion of business scale, the Company’s working capital of bills receivable, trade accounts receivable, inventories and so on increased by RMB 22.0 billion as compared with 2009.

In 2010, the net cash used in investing activities was RMB 105.8 billion, representing a decrease of RMB 11.6 billion over 2009, which was mainly because of the increase of RMB 15.5 billion of cash inflow from the Company’s sale of properties, plant and equipment in this year; the cash outflow of capital expenditure and exploration expenses from the completion of annual investment plan decreased by RMB 2.4 billion compared with 2009; the cash flow of the net investment in the associates and jointly controlled entities as well as financial instruments increased by RMB 7.0 billion compared with that of 2009.

In 2010, the net cash outflow from the financing activities was RMB 56.3 billion, representing an increase of cash outflow by RMB 9.9 billion over last year, which was mainly attributable to the fact that the Company bought the properties from the China Petrochemical Corporation, the cash outflow increased by RMB 11.9 billion, and the interest expenditure decreased by RMB 1.0 billion compared with that of 2009.

From the view of annual cash flow situation, the Company took the opportunity of international economy and domestic economy to continuously and steadily enlarge the operation scale, so the annual total profit amount and operation cash flow kept a continuous increase; the Company actively took actions to improve the integrated benefit of the Company by further strengthening the central control of the capital, strictly controlling the monetary capital and the scale of active debts, decreasing the financing deposition, and speeding up the turnover of funds.

(3)	Contingent Liabilities

Please refer to “Material guarantee contracts and performance thereof” under “Significant Events”.

(4)	Capital Expenditures

Please refer to “Capital Expenditure” in the section headed “Business Review and Prospects” in this report.

(5)	Research & development expenses and expenditures on environmental protection

Research & development expenses refer to the expenses recognized as expenditures when they occur. The Company continuously paid attention to the technological innovation and the increase of research investment to push the new clean energy production and the research & development of new energy by the technological innovation. In 2010, the expenditure for the research & development was RMB 4.835 billion, representing an increase of RMB 1.019 billion over 2009, the growth 26.7%.

The environmental protection expenditures refer to the standard sewage and sundries clearing expenses paid by the Company, capitalization expenses on pollution discharge equipment. The Company highlighted the environmental protection, paid more attention on the energy conservation and emission reduction, and actively carried out the pollution abatement, and developed the green production and cycling economy. Therefore, in 2010, the Company’s environment protection expenditures were RMB 3.880 billion, representing an increase of RMB 0.684 billion over 2009, the growth 21.4%.

(6)	Measurement of fair values of derivatives and relevant system

The Company established and completed a decision-making mechanism, business flow and internal control relevant to financial instrument accounting and information disclosure.

			Items relevant to measurement of fair values				Unit: RMB million

				Profits and
				losses from	Accumulated	Decrement of
			Balance at	variation of	variation of fair	withdrawal
			the beginning	fair values of	values recorded	of the	Balance at the
Items			of the year	the current year	into equity	current year	end of the year

Financial assets
Of which:	1.	Financial assets at fair value
		through profit and loss	182	—	—	—	188
		Of which: derivative
		financial assets	182	—	—	—	188
	2.	Financial assets held for trading	—	—	—	—	2,450
	3.	Available-for-sale financial assets	1,461	—	(9)	—	52
	4.	Cash flow hedging	142	—	—	—	148
Subtotal of financial assets			1,785	—	(9)	—	2,838
Financial liabilities			(976)	(179)	(221)	—	(1,803)
Investment real estate			—	—	—	—	—
Productive biological assets			—	—	—	—	—
Totals			809	(179)	(230)	—	1,035

Information concerning financial assets and liabilities held in foreign currencies;	Unit: RMB million

				Profits and
				losses from	Accumulated	Decrement of
			Balance at	variation of	variation of fair	withdrawal
			the beginning	fair values of	values recorded	of the	Balance at the
Items			of the year	the current year	into equity	current year	end of the year

Financial assets
Of which:	1.	Financial assets at fair value through
		profit and loss	182	—	—	—	188
		Of which: derivative financial assets	182	—	—	—	188
	2.	Loans and receivables	24,999	—	—	—	28,364
	3.	Available-for-sale financial assets	36	—	(2)	—	34
	4.	Held-to-maturity investments	—	—	—	—	—
	5.	Cash flow hedges	142	—	—	—	148
Subtotal of financial assets			25,359	—	(2)	—	28,734
Financial liabilities			(95,186)	(179)	(221)	—	(102,129)

Note:	The financial assets and liabilities held by the Company in foreign currencies were mostly those held by its overseas subsidiaries, which were calculated in their functional currencies.

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company from Page 195 of this report.

(1)	Under ABSE, the operating income and operating profit or loss by reportable segments were as follows:

	Years ended 31 December
	2010	2009
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	187,145	134,808
Refining Segment	971,577	703,571
Marketing and Distribution Segment	1,040,698	783,091
Chemicals Segment	327,622	218,457
Corporation and Others	796,789	521,869
Elimination of inter-segment sales	(1,410,649)	(1,016,744)
Consolidated operating income	1,913,182	1,345,052
Operating profit/(loss)
Exploration and Production Segment	46,725	24,143
Refining Segment	14,873	27,477
Marketing and Distribution Segment	30,622	30,280
Chemicals Segment	14,763	13,288
Corporation and Others	(2,821)	(2,323)
Elimination of inter-segment profit	(1,455)	(2,603)
Financial expenses, investment income and gain/(loss) from changes in fair value	(1,355)	(4,024)
Consolidated operating profit	101,352	86,238
Net profit attributable to equity shareholders of the Company	70,713	62,677

Operating profit: In 2010, the operating profit of the Company was RMB 101.4 billion, representing an increase of RMB 15.2 billion over 2009. This was mainly attributable to the fact that the prices of crude oil, product oil and chemical products rose as compared with 2009, and that the Company leveraged the advantages of scale and integration, made efforts to expand the market, and achieved satisfactory operational performance.

Net profit: In 2010, the net profit attributed to the equity shareholders of Sinopec Corp. was RMB 70.7 billion, representing an increase of RMB 8.0 billion over 2009, the growth 12.8%.

(2)	Financial data prepared under ASBE:

Unit: RMB million
	As of 31 December of 2010 RMB millions	As of 31 December of 2009 RMB millions	Changes RMB millions

Total assets	985,389	886,896	98,493
Long-term liabilities	207,080	176,484	30,596
Shareholders’ equity	452,682	406,548	46,134

Analysis of changes:

Total assets: At the end of 2010, the Company’s total assets were RMB 985.4 billion, representing an increase of RMB 98.5 billion compared with that at the end of 2009, which was mainly attributed to the facts that the non-current assets, such as, fixed assets, long-term equity investments and so on, increased by RMB 38.5 billion caused from the implementation of annual investment plan; that the Company’s current assets, such as, trade accounts receivable, net, bills receivable and so on, increased by RMB 60.0 billion caused from the stable increase of operation income and the great rise in the price of commodities such as crude oil, etc.

Long-term liabilities: At the end of 2010, the Company’s long-term liabilities were RMB 207.1 billion, representing an increase of RMB 30.6 billion compared with that at the end of 2009, mainly attributed to the accrued liabilities and the deferred tax liabilities in this year by RMB 9.0 billion, and the Company had further adjusted the structure of liabilities and continuously strengthened the power of direct financing, corporate bond was issued RMB 20.0 billion in this year.

Shareholders’ equity: At the end of 2010, the shareholders’ equity of the Company was RMB 452.7 billion, representing an increase of RMB 46.1 billion compared with that at the end of 2009, mainly because of the increase in the profits of the Company.

(3)	The results of the principal operations by segments

Segment	Income from principal operations (RMB millions)	Cost of principal operations (RMB millions)	Gross profit margin (%) Note	Increase of income from principal operations compared with the preceding year (%)	Increase of cost of principal operations compared with the preceding year (%)	Increase/ decrease of gross profit margin compared with the preceding year (%)

Exploration and Production	187,145	89,554	39.9	38.8	13.3	5.4
Refining	971,577	804,696	3.7	38.1	48.8	(2.2)
Marketing and Distribution	1,040,698	970,859	6.6	32.9	35.1	(1.5)
Chemicals	327,622	289,070	11.3	50.0	54.9	(2.8)
Corporate and others	796,789	792,146	0.6	52.7	52.7	0.1
Elimination of inter-segment sales	(1,410,649)	(1,409,194)	N/A	N/A	N/A	N/A
Total	1,913,182	1,537,131	11.4	42.2	49.3	(2.1)

Note:	Gross profit margin= (Income from principal operations － Cost of principal operations, tax and surcharges)/Income from principal operations.

SIGNIFICANT EVENTS

1	MAJOR PROJECTS

(1)	Sichuan-to-East China Gas Project

This is a major project under China’s 11th Five-Year Plan. The project consists of two parts, namely, exploration and production of Puguang Gas Field as well as gas purification project; natural gas long-distance transportation pipeline project from Puguang Gas Field to Shanghai. The project was completed on 29 March 2010 and put into commercial operation on 31 August 2010.

(2)	Tianjin Ethylene Project

The project mainly includes 1 million tpa ethylene unit, 12.5 million tpa refinery expansion and downstream auxiliary utility units. With construction starting in June 2006, it was fully completed on 16 January 2010 and put into commercial operation on 11 May 2010.

(3)	Zhenhai Ethylene Project
This project mainly consists of 1 million tpa ethylene unit, downstream auxiliary utility units. Commenced in November 2006, the project was put into commercial operation in June 2010.

(4)	Wuhan Ethylene Project
The project mainly includes 0.8 million tpa ethylene unit and downstream auxiliary utility units. With construction starting in December 2007, it’s expected to be put into operation in 2013.

(5)	Shandong LNG Project

Shandong LNG project mainly includes constructing a 3-million tpa-capacity wharf and terminal, and auxiliary transportation pipeline. It’s approved by the State in July 2010. With construction starting in September 2010, it’s expected to be put into operation in 2013.

2	ISSUANCE OF RMB20 BILLION CORPORATE BONDS

On 21 May 2010, Sinopec Corp. successfully issued RMB 20 billion domestic corporate bonds, which consisted of RMB 11 billion 5-year bond (abbreviation: 10 Shihua 01, code: 122051), with a fixed coupon rate of 3.75%, and RMB 9 billion 10-year term bond (abbreviation: 10 Shihua 02, code: 122052), with a fixed coupon rate of 4.05%. On 9 June 2010, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s issuance and listing announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 19 May 2010 and 8 June 2010 respectively. RMB10 billion of the proceeds from issuance of the bonds was used to repay loans from financial institutions and optimise the current debt structure of the Company by RMB 10 billion, and the remaining 10 billion was used to supplement working capital and improve the Company’s funding position.

3	ISSURANCE OF A SHARE CONVERTIBLE BONDS

On 26 March 2010, the issuance of RMB23 billion A Share convertible bonds was approved at the Fifth Meeting of the Fourth Session of Board of Directors of Sinopec Corp. It’s subsequently approved by the Annual General Meeting on 18 May, 2010 and approved by China Securities Regulatory Commission on 29 December 2010. The bonds are of six-year-term with annual interest rate of 0.5%,0.7%,1.0%,1.3%,1.8% and 2.0%. The conversion price is RMB 9.73. The bonds were issued on 23 February 2011 and listed on Shanghai Stock Exchange on 7 March 2011. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 28 February 2011 and 3 March 2011respectively. The proceeds will be used in Wuhan ethylene, Anqing refining, Shijiazhuang refining, Yulin-Jinan Pipeline and Rizhao-Yizheng pipeline projects.

4	CORPORATE BONDS INTEREST PAYMENTS

On 24 February 2004, Sinopec Corp. issued ten-year-term corporate bonds of RMB 3.5 billion in mainland China. The credit rating of bonds was AAA. The fixed annual interest rate is 4.61%. On 28 September 2004, the bonds were listed on Shanghai Stock Exchange. For details, please see the relevant announcements in China Securities Journal, Shanghai Securities News and Securities Times of mainland China as well as Economy Daily and South China Morning Post of Hong Kong on 24 February 2004 and 28 September 2004. Till 31 December 2010, the balance of principals for the bonds was RMB 3.5 billion. On 24 February 2011, Sinopec Corp. paid in full the interest for the sixth year of interest accrued.

On 20 February 2008, Sinope Corp. issued bonds with warrants of RMB 30 billion in domestic capital market. The term of bonds was six years and the fixed annual interest rate was 0.8%. On 4 March 2008, the bonds were listed on Shanghai Stock Exchange. The proceeds have been fully used in the projects in accordance with the prospectus. On 21 February 2011, Sinopec Corp. paid in full the interest for the second year of interest accrued.

5	HOLDERS OF HK$11.7 BILLION CONVERTIBLE BONDS ISSUED BY SINOPEC CORP.

Name of holder	As at 31 December 2010 Number of bonds held

Euroclear	670,984
Clearstream	499,016

Material changes of the Company’s profitability, financial position and creditability

None

Information on the Company’s liability and credit changes as well as the cash arrangement for the future annual debt repayment

At the end of 2010, the Company’s liability to asset ratio was 54.7%. The debt ratio was kept stable and there was no material change in the structure. The Company’s domestic credit rating remained AAA on a long-term basis. The Company will primarily use its own fund to repay the due bonds. The shortfall will be obtained through bank loans or direct financing in the capital market.

6	PERFORMANCE OF THE COMMITMENTS BY CHINA PETROCHEMICAL CORPORATION, WHICH HAS OVER 5% SHAREHOLDING OF SINOPEC CORP.
By the end of the reporting period, the major commitments made by China Petrochemical Corporation include:

	i	to comply with the connected transaction agreements;

	ii	to solve issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

	iii	to implement the Re-organisation Agreement (for definition, please refer to prospectus for issuing H shares);

	iv	to grant licenses for intellectual property rights;

	v	to refrain from competition within the industry of the Company;

	vi	to withdraw from business competition and conflict of interests with Sinopec Corp.

The details of the above-mentioned commitments were included in the prospectus for the issuance of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001.

Vii
On 27 October 2010, Sinopec Corp. disclosed an announcement, in which China Petrochemical Corporation made commitments, as the major refining business of China Petrochemical Corporation has been injected to Sinopec Corp., it’ll dispose of its existing refining business to eliminate competition with Sinopec Corp within five years.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the aforesaid shareholder.

7	SHARES AND SECURITIES INVESTMENT IN OTHER LISTED COMPANIES AND FINANCIAL COMPANIES HELD BY SINOPEC CORP.

(1)	Shares in other listed companies

Stock Code	Company Name Abbreviation	Initial Investment Cost	Number of Shares Held	Shares held as a percentage of total shares	Source of shares	Book value at the end of reporting period	Investment income for the year	Equity Owners’ Equities Change during the reporting period	Accounting Entry

384 (HK)	Sino Gas International Holdings	RMB 136,426,500	210 million shares	4.79%	Acquisition	RMB 136,426,500	—	—	Long-term equity investment
Other securities investment held at end of the reporting period	—	—	—	—		—	—	—	—

(2)	In the reporting period, Sinopec Corp. didn’t hold any shares of financial institutions such as commercial banks, securities companies, insurance companies, trust companies or future companies etc.

8	MATERIAL GUARANTEE CONTRACTS AND PERFORMANCE THEREOF

Unit: RMB millions
Major guarantees externally (excluding guarantees for the non-wholly owned controlled subsidiaries)
Guarantee provider	Relationship with the Company	Name of guaranteed company	Amount	Date of occurrence (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter guaranteed	Whether guaranteed for related party (yes or no) Note

Sinopec Corp.	the Company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	311	December 10, 2003	December 10, 2003 - December 10, 2017	joint obligations	No	No	No	No	No
Sinopec Corp.	the Company itself	Shanghai Gaoqiao-SK Solvent Co., Ltd.	43	September 22, 2006	September 22, 2006 - April 16, 2012	joint obligations	No	No	No	No	No
Sinopec Corp.	the Company itself	Fujian United Petrochemical Co.,Ltd.	4,583	September 6, 2007	September 6, 2007 - December 31, 2015	joint obligations	No	No	No	No	No
Sinopec Yangzi Petrochemical Co., Ltd.	wholly-owned subsidiary	Sinopec Corp. Yangzi BP Petrochemical AcetylCo.,Ltd	479			joint obligations	No	No	No	No	No
Sinopec Sales Co., Ltd.	wholly-owned subsidiary	Balance of Sinopec Corp. Sales Company Limited for its associates and joint ventures	109			joint obligations	No	No	No	No	No
Total amount of guarantees provided during the reporting period Note 2											44
Total amount of guarantees provided during the reporting period Note 2 (A)											5,525

8	MATERIAL GUARANTEE CONTRACTS AND PERFORMANCE THEREOF (CONTINUED)

Major guarantees externally (excluding guarantees for the non-wholly owned controlled subsidiaries)
Guarantee provider	Relationship with the Company	Name of guaranteed company	Amount	Date of occurrence (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter guaranteed	Whether guaranteed for related party (yes or no)Note

Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period											None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)											None

Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees Note 3 (A+B)											5,525
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets											1.31%
Guarantees provided for shareholders, de facto controller and related parties (C)											None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70% (D)											43
The amount of guarantees in excess of 50% of the net assets (E)										None
Total amount of the above three guarantee items Note 4 (C+D+E)										43
Statement of guarantee undue that might be involved in any joint and several liabilities											None
Statement of guarantee status											None

Note 1:	As defined in the Listing Rules of Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Note 3:
Total amount of guarantees is the aggregate of the above “total amount of guarantees outstanding at the end of the reporting period (excluding the guarantees provided for controlled subsidiaries)” and “total amount of guarantees for controlled subsidiaries outstanding at the end of the reporting period”.

Note 4:
“Total amount of the above three guarantee items” is the aggregate of “guarantees provided for shareholders, effective controllers and connected parties”, “amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70%” and “the amount of guarantees in excess of 50% of the net assets”.

Material Guarantees under Performance

The twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp. approved the proposal regarding Sinopec Corp.’s provision of guarantee to Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377 million.

The eighth meeting of the Third Session of the Board of Directors of Sinopec Corp. approved the proposal to provide guarantee to Fujian United Petrochemical Company Limited for its Fujian Refining and Ethylene Joint Venture Project in the amount of RMB 9.166 billion. On 13 December 2010, the outstanding guarantees for Fujian United Petrochemical Company Limited has been decreased to 50% of the original amount, i.e. RMB 4.583 billion.

Specific statement and independent opinions presented by independent directors regarding external guarantees provided by Sinopec Corp. accumulated up to and during 2010:

We, as independent directors of Sinopec Corp., hereby make the following statement after conducting a thorough checking of external guarantees provided by Sinopec Corp. accumulated up to and during 2010 in accordance with requirements of the domestic regulatory authorities:

Sinopec Corp. itself did not incur any additional external guarantee during the reporting period. The subsidiaries of Sinopec Corp. incurred RMB 44 million external guarantee. The external guarantee amount decreased by RMB 4.632 billion compared to last year. The balance of external guarantees provided by Sinopec Corp. accumulated up to the year of 2010 was RMB 5.525 billion, accounting for 1.31% of net assets approximately.

We hereby present the following opinions:

Sinopec Corp.’ external guaranteehas decreased significantly, and the risk control maintains effective. Sinopec Corp. shall continue to follow the approval and disclosure procedures strictly for new external guarantees incurred thereafter in accordance with relevant provisions for guarantees and make preventions against risks.

9	GENERAL MEETINGS OF SHAREHOLDERS

During the reporting period, Sinopec Corp. held one general meeting of shareholders in strict compliance with the procedures of notification, convening, holding of shareholders’ meetings as stipulated in relevant laws, rules and regulations and the Articles of Association of Sinopec Corp. i.e. the 2009 Annual General Meeting held in Beijing on 18 May 2010;

For details, please refer to resolution announcements published in China Securities Journal, Shanghai Securities News, Securities Times on 19 May 2010, and the websites of Hong Kong Stock Exchange on 18 May 2010.

10	ASSETS TRANSACTIONS
Please refer to the section “Other Significant Connected Transactions incurred during This Year”.

11	MATERIAL LITIGATIONS AND ARBITRATIONS
During the reporting period, the Company was not involved in any material litigations or arbitrations.

12	INSOLVENCY AND RESTRUCTURING
During the reporting period, the Company was not involved in any such matters.

13	OTHER MATERIAL CONTRACTS
During the reporting period, the Company didn’t have any omission from disclosure of any other material contracts that are subject to disclosure.

14	TRUSTEESHIP, CONTRACTING AND LEASE

During the reporting period, Sinopec Corp. was not involved in any events regarding significant trusteeship, contracting or lease of any other company’s assets, nor placing its assets to or under any other companies’ trusteeship, contracting or lease that is subject to disclosure.

15	ENTRUSTED CASH MANAGEMENT
During the reporting period, Sinopec Corp. didn’t entrust or continue to entrust any others to carry out cash assets management on its behalf.

16	ASSETS MORTGAGE
During the reporting period, Sinopec Corp. didn’t have material assets mortgage.

17	THE APPROPRIATION OF NON-OPERATIONAL FUNDS
Not applicable

18	THE DETAILED IMPLEMENTATION OF THE EQUITY INCENTIVE PROGRAM DURING THE REPORTING PERIOD
Sinopec Corp. didn’t implement any equity incentive program during the reporting period.

19	WHETHER THE COMPANY IS INCLUDEED IN THE SERIOUS POLLUTION ENTERPRISE LIST BY ENVIRONMENTAL PROTECTION AUTHORITY
No

CONNECTED TRANSACTIONS

1	AGREEMENTS CONCERNING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION

Prior to overseas listing, in order to ensure the smooth continuation of production and business transacted between the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

	(1)	Agreement for the mutual supply of ancillary services for products, production and construction services (“Mutual Supply Agreement”).

	(2)	China Petrochemical Corporation provides trademarks, patents and computer softwares to the Company for use free of charge.

	(3)	China Petrochemical Corporation provides cultural and educational, hygienic and community services to the Company.

	(4)	China Petrochemical Corporation provides leasing service of lands and certain properties to the Company.

	(5)	China Petrochemical Corporation provides comprehensive insurance to the Company.

	(6)	China Petrochemical Corporation provides shareholders’ loans to the Company.

(7) The Company provides franchise licences for service stations to China Petrochemical Corporation.

On 31 March 2006, Sinopec Corp. and China Petrochemical Corporation entered into Supplementary Agreement of Connected Transactions. The terms of Mutual Supply Agreement and Cultural, Hygienic and Community Services Agreement were extended to 31 December 2009.

On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into new Supplementary Agreement of Connected Transactions. The terms of Mutual Supply Agreement and Cultural, Hygienic and Community Services Agreement were extended 31 December 2012, and the term of each of the Intellectual Property Right Licence Agreement was extended to 31 December 2019.

The resolution in relation to the continuing connected transactions for the three years from 2010 to 2012 and the respective caps was approved at the First Extraordinary General Meeting for 2009 held on 15 October 2009. For details of the continuing connected transactions, please refer to relevant announcements published on 24 August 2009 in China Securities Journal, Shanghai Securities News, Securities Times and the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkexnews.hk).

2	DISCLOSURE AND APPROVAL OF CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION COMPLY WITH THE LISTING RULES OF THE HONG KONG AND SHANGHAI STOCK EXCHANGES

Pursuant to the Listing Rules of Hong Kong and Shanghai Stock Exchanges, the above continuing connected transactions are generally subject to full disclosure of their nature and the value of the transactions, with prior approvals from independent directors and/or independent shareholders.

There is no substantial change in the above agreements on continuing connected transactions during the reporting period. The accumulated amounts of the connected transactions for the year 2010 of Sinopec Corp. are in compliance with the relevant requirements of the Listing Rules of the Hong Kong and Shanghai Stock Exchanges. For detailed implementation of connected transaction agreements, please refer to Item 3 below.

3	ACTUAL RELATED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR

The aggregate amount of related transactions actually incurred of the Company during the year was RMB 397.341 billion, of which, expenses amounted to RMB 166.300 billion, (including RMB 154.19 billion of purchase of goods and services, RMB 3.693 billion of auxiliary and community services, RMB 7.45 billion of operating lease fee, RMB 967 million of interest expenses). Among which, purchase from China Petrochemical Corporation and its subsidiaries amounted to RMB109.211 billion (including purchase of products and services, i.e. procurement, storage, exploration and production services and production-related services amounted to RMB 109.211 billion, representing 5.37% of the Company’s operating expenses for the year 2010). The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 3.693 billion, representing 0.20% of the operating expenses of the Company for 2010. In 2010, the housing rental paid by the Company was RMB 350 million, the land rental paid was RMB 6.731 billion, and the expenses for other lease were RMB 369 million. The interest expenses were RMB 967 million. In 2010, the revenue amounted to RMB 231.041 billion (including RMB 230.883 of sales of products and services, RMB 93 million of interest income, RMB 65 million of agency commission receivable),  of which the sales to China Petrochemical Corporation amounted to RMB 61.361 billion, including RMB 61.203 billion of sales of products and services, representing 3.20% of operating revenues, RMB 93 million of interest income, and RMB 65 million of agency commission receivable..

The amount of each category of continuing connected transactions between the Company and China Petrochemical Corporation did not exceed its respective cap approved at the general meeting and by the Board of Directors.

Connected purchase table	Unit: RMB million

		Amount incurred during the current period		Amount incurred during the previous period
Connected party	Connected transaction	Transaction amount	Percentage of the total amount of the type of transaction (%)	Transaction amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	purchase of goods and services from connected parties	108,244	5.99	93,393	7.45
Other related parties	purchase of goods and services from connected parties	57,089	3.16	29,547	2.36
Total		165,333	9.15	122,940	9.81

Connected sales table	Unit: RMB million

		Amount incurred during the current period		Amount incurred during the previous period
Connected party	Connected transaction	Transaction amount	Percentage of the total amount of the type of transaction (%)	Transaction amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	Sales of goods and provision of services to connected parties	61,268	3.20	49,621	3.69
Other related parties	Sales of goods and provision of services to connected parties	169,680	8.87	113,095	8.41
Total		230,948	12.07	162,716	12.10

Notes:,,,,,Principle of pricing for connected transactions: (1) Government-prescribed prices and government-guided prices are adopted for products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.
Other related parties: as defined under ASBE and IFRS but not under Chapter 14A of the Hong Kong Listing Rules nor under the listing rules of Shanghai Stock Exchange.

Decision-making procedures: in the course of business, main agreements on continuing connected transactions of the Company will be concluded based on general commercial terms and under the principle of being fair and reasonable to the company and shareholders. The Company, according to internal control procedures, adjusts the scope and amount of continuing connected transactions and upper limit for the amount exempted from disclosure every three years, and upon the approval of the Board of Directors and independent directors, makes an announcement to the public and put them in force. For the temporary connected transactions, the Company, in a strict compliance with domestic and foreign regulatory provisions, makes an announcement and bring them in force after delivering matters on connected transactions to the Board of Directors or general meeting of shareholders for review according to internal control procedures.

Please refer to Note 36 to the financial statements prepared under the IFRS in this annual report for details of the connected transactions actually incurred during this year.

The abovementioned connected transactions between Sinopec Corp. and China Petrochemical Corporation in 2010 have been approved at the 12th meeting of the Four Session of the Board of Directors of Sinopec Corp and had complied with the disclosure requirements in accordance with Chapter 14A of the Hong Kong Listing Rules.

The auditor of Sinopec Corp. was engaged to reporting on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by Hong Kong Institute of Certified Public Accountants. The auditor has issued his unqualified letter containing his findings and conclusions in respect of the continuing connected transactions in accordance with Main Board Listing Rule 14A.38. A copy of the auditor’s letter has been provided by the Company to The Stock Exchange of Hong Kong Limited.

After reviewing the above connected transactions, the independent directors of Sinopec Corp. have confirmed that:

(a)	The transactions have been entered into by Sinopec Corp. in its ordinary course of business;

(b)	The transactions have been entered into based on either of the following terms:

	i	on normal commercial terms;

	ii	on terms not less favorable than those available from/to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial term; and

(c)	The transactions were in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of Sinopec Corp. as a whole.

4	OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURRED DURING THIS YEAR
Sinopec Corp. acquired SSI’s part of equity interest and liabilities from a wholly owned subsidiary of Sinopec International Exploration and Production Corporation.

The 5th Meeting of the Fourth Session of the Board was held on 26 March 2010, at which the “Proposal Concerning the Acquisition of SSI’s part of equity interest and liabilities from SIPC” was approved. Such proposal was approved at the general meeting of shareholders on 18 May 2010. Sinopec Corp. acquired 55% equity interest of SSI from SIPC through its wholly-owned subsidiary, with consideration on equity interest of USD 1.678 billion. At the same time, the Company assumed the liabilities for the loan granted by SIPC (through its wholly owned subsidiary) Petrochemical Corporation to SSI, with the consideration on liabilities of USD 779 million. SSI has 50% interest in Angola Block 18. For details, please refer to relevant announcements disclosed in China Securities Journal, Shanghai Securities News and Securities Times on 29 March 2010 and on the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkex.com.hk). Such transaction has been approved by relevant governmental authorities and completed on 30 September, 2010.

5	FUNDS PROVIDED BETWEEN CONNECTED PARTIES

	Fund to connected parties		Fund from connected parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance

China Petrochemical Corporation	(38)	520	(2,779)	8,245
Other related parties	2,437	2,458	0	0
Total	2,399	2,978	(2,779)	8,245

CORPORATE GOVERNANCE

1	IMPROVEMENT ON CORPORATE GOVERNANCE DURING THE REPORTING PERIOD

During the reporting period, Sinopec Corp. further enhanced the corporate governance by complying with regulatory regulations in listed places in and outside China and committing itself to standard operation. Mr. Ma Weihua and Mr. Wu Xiaogeng were elected as independent non-executive directors at 2009 Annual General Meeting of the Shareholders, and members of the committees of the Board of Directors were adjusted accordingly. Mr. Jiang Zhenying and Mr. Yu Renming were elected as employee representative supervisors by employees. Mr. Ling Yiqun was appointed as Vice President of Sinopec Corp.. Directors, supervisors and senior management were timely arranged by Sinopec Corp. to complete related trainings. Pursuant to “Basic Norms of Internal Control” and provisions of applicable guidelines, and based on its actual situations, Sinopec Corp. further revised the “Internal Control Manual”. Sinopec Corp. won Information Disclosure Award for 2010 granted by Shanghai Stock Exchange due to its continuous efforts to strengthen information disclosure and investor relation.

According to regulatory requirements, Sinopec Corp. conducted a self-inspection of connected transactions, competition, insider dealings, and no violation has been found. Connected transactions between the Company and China Petrochemical Corporation have always been approved and disclosed to the public pursuant to regulatory provisions and Sinopec’s specific management system since the listing of Sinopec (refer to the Section “Connected transaction” in the report for details). To minimize the negative impact of competition on the Company, Sinopec and China Petrochemical Corporation signed a Non-competition Agreement, specifying the same businesses owned by the Company and China Petrochemical Corporation, and according to the Agreement, Sinopec Corp. can acquire relevant competing business from China Petrochemical Corporation in a timely manner. At present, China Petrochemical Corporation still operates a few businesses competing with the Company in the refining and chemical sector, and has entrusted such businesses to Sinopec Corp. for management.

During the reporting period, Sinopec Corp., its Board of Directors, its current directors, supervisors, senior management, shareholders and actual controlling shareholder were not inspected by CSRC, or punished or criticized through circular by CSRC, Hong Kong Securities and Futures Commission and Securities and Exchange Commission of the United States or publicly condemned by Shanghai Stock Exchange, Hong Kong Stock Exchange, New York Stock Exchange and London Stock Exchange.

2	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
During the year ended 31 December 2010, the directors, supervisors and other senior management of Sinopec Corp. have not held any shares of Sinopec.

During the reporting period, the directors, supervisors and other senior management of Sinopec Corp. and their associates did not hold shares, bonds or any interest or short position in the shares of Sinopec Corp. or any affiliated corporation (including any interest or short position in shares that is regarded or treated as being held in accordance with the “Securities and Futures Ordinance”), which, according to Section 7 and 8 of Part 15 of “Securities and Futures Ordinance”, shall be informed to Sinopec Corp. and Hong Kong Stock Exchange, or pursuant to Section 352 of “Securities and Futures Ordinance”, shall be registered on the indicated register as required by the ordinance, or subject to the “Standard Code for Securities Transactions by Directors of Listed Companies” contained in the Listing Rules, shall be informed to Sinopec Corp. or Hong Kong Stock Exchange.

3	CONFIRMATION OF INDEPENDENCE OF THE INDEPENDENT DIRECTORS AND OVERVIEW OF THEIR PERFORMANCE OF DUTIES

As required by the Hong Kong Stock Exchange, Sinopec Corp. makes the following confirmations concerning the independence of its independent directors: Sinopec Corp. has received annual confirmation letters from all the independent non-executive directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. Sinopec Corp. takes the view that all independent non-executive directors are independent.

During the reporting period, the independent directors of Sinopec Corp. were committed to fulfilling their duties and fiduciary obligations in strict compliance with laws and regulations, Articles of Association and Independent Director System and safeguarded overall interests of the Company and legal interests of all shareholders, especially minority shareholders. They carefully studied regulatory rules and attended trainings held by regulatory departments. All independent non-executive directors have been continuously paying attention to the operating environment, operation and development. They inspected the subsidiaries of the Company on-site to have a deep knowledge of these subsidiaries. They enhanced communication between the management and external auditors, actively attended meetings of the Board of Directors and the professional committees to the Board of Directors, reviewed the relevant documents with due care, and took advantage of its expertise and experience to offer advices. Meanwhile, they rendered independent opinions on connected transactions, external guarantees, appointment of a certified accountant office, and appointment and dismissal of senior manager. In the decision-making progress, they especially kept an eye on legal rights and interests of minority shareholders and played their role fully as independent directors.

4	THE COMPANY’S INDEPENDENCE OF CONTROLLING SHAREHOLDER

The Company is independent of controlling shareholder in terms of, among other things, business, assets and finances. The Company has an independent and complete capacity of business and independent operation.

5	IMPROVEMENT AND IMPLEMENTATION OF INTERNAL CONTROL SYSTEM
For details of this issue, please refer to the Company’s Self-evaluation Report on Internal Control.

6	SENIOR MANAGEMENT EVALUATION AND INCENTIVE SCHEMES

Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance evaluation standard and incentive and constraint schemes for the directors, supervisors and other senior management. Sinopec Corp. implements various incentive schemes such as “Measures of Sinopec Corp. for the Implementation of Remuneration for Senior Management” and “Interim Measures of Sinopec Corp. for the Management of Annual Performance Evaluation”.

7	CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH THE LISTING RULES)

(1)	Compliance with “Code on Corporate Governance Practices”

Sinopec Corp. commits itself to standard operation so as to improve its corporate governance and to achieve sustainable development. Sinopec Corp. has fully complied with the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules during the year ended 31 December 2010.

	A	Board of Directors
	A.1	Board of Directors
a.
Board meetings shall be held at least once a quarter. The Board will generally communicate on meeting time and subject of matters 14 days in advance. The documents and materials for the meeting will generally be submitted 10 days in advance to each and every director. In 2010, Sinopec Corp. held 8 Board meetings. For information about attendance, please refer to the Report of the Board of Directors of this annual report.

		b.	Each Board member may submit proposals to be included in the agenda for Board meetings, and each and every director is entitled to request other related information.

c.
The Secretary to the Board shall assist the directors in handling the routine tasks of the Board, continuously provide the directors with any regulation, policy and other requirements as demanded by domestic and overseas supervisory bodies in relation to corporate governance, and ensure that the directors observe domestic and overseas laws and regulations as well as the Articles of Association etc. when performing their duties and responsibilities.

	A.2	Chairman and Executive President

Mr. Su Shulin serves as the Chairman of the Board and Mr. Wang Tianpu serves as the President. The Company’s Board Chairman is elected by a majority vote, while the President is nominated and appointed by the Board. The duties and responsibilities of the Chairman and the President are well-defined and the scope of their respective duties and responsibilities are set forth in the Articles of Association.

	A.3	Board composition
a.
Board of Directors of Sinopec Corp. consists of 15 members with extensive professional and management experiences (Please refer to the Section “Directors, Supervisors, Other Senior Manager and Employees in this report” for detailed information). Among the 15 members, 5 are executive directors and 10 are non-executive directors, among which, 5 are independent non-executive directors, which cover one third of the total number. The number of non-executive directors is more than half of the Board.

b.
Sinopec Corp. has received from each independent non-executive director a letter of confirmation for 2010 regarding its compliance with relevant independence requirements set out in rule 3.13 of the Listing Rules. Sinopec Corp. considers that each of the independent non-executive directors is independent.

	A.4	Appointment, re-election and dismissal
		a.	Term of each session of all the directors (including non-executive directors) is 3 years, and the consecutive term of office of an independent non-executive director shall not exceed 6 years.

		b.	All directors have been elected at the general meeting of shareholders, the Board has no right to appoint temporary directors.

c.
For each newly appointed director, Sinopec appoints professional consultants to prepare detailed information and notify such director of regulatory provisions in listing places and of rights, obligations and liabilities as directors.

A.5	Responsibility of Directors
a.
All the non-executive directors have equal duties and authorities to the executive directors. In addition, all the non-executive directors, especially the independent non-executive directors are entitled to certain specific authorities. The Articles of Association and the Rules and Procedures for Board of Directors’ Meetings of Sinopec Corp. clearly provide for the authorities of directors and non-executive directors including independent non-executive directors, which are published on the website of Sinopec Corp. at http://www.sinopec.com.cn

	b.	Each of the directors can devote enough time and efforts to the affairs of Sinopec Corp.

c.
Each of the directors confirmed that he has complied with the Model Code during the reporting period. In addition, the Company formulated the Model Code of Securities Transactions by Company Employees and the Rules governing shares and hold by Company Directors, Supervisors and Senior Management and changes in shares so as to regulate the activities of Sinopec Corp. personnel in purchase and sale of the securities of Sinopec Corp..

A.6	Supply of and Access to Information
a.
The meeting agenda as well as other reference documents of the Board and each specialized committee will be distributed in advance prior to the meeting, which enables each member to have sufficient time to review them and discuss them comprehensively at meetings. Each and every director shall obtain all related information in a comprehensive and timely manner, and may seek advices from professional consultants if necessary.

b.
The Secretary to the Board is responsible for organizing and preparing materials for Board meetings, including preparation of explanations for each proposed agenda to enable thorough understanding by each director. The President shall provide the directors with necessary information and materials. The director may request the President, or request, via the President, relevant departments to provide necessary information and explanation of Sinopec Corp..

B.	Remuneration of directors and senior management
a.
A Remuneration and Performance Evaluation Committee has been set up and the relevant rules has been formulated. Members of the Committee include director Li Deshui, director Chen Xiaojin, director Ma Weihua and director Li Chunguang, who are mainly responsible for giving a remuneration proposal of directors, supervisors and other senior manager to the Board.

	b.	The Remuneration and Performance Evaluation Committee has always consulted the Chairman and the President regarding proposed remuneration for other executive directors.

c.
Committee members may obtain independent professional advices when performing their duties and obligations. Costs arising from or in connection with such consultation are borne by Sinopec Corp.. Meanwhile, the committee appoints consultants to provide suggestions to the committee. The working expenses of the committee are included in the budget of Sinopec Corp.. In addition, according to the policy of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. shall actively cooperate with the work of the Remuneration and Performance Evaluation Committee.

C.	Accountability and auditing
C.1	Financial reporting
a.
Directors are responsible for supervising the accounts preparation for each fiscal period, to ensure such amounts truly and fairly reflect the condition of business, performance and cash flow of the Company during such period. The Board approved the Financial Report for the Year 2010 and warranted that there were no material omissions, or misrepresentations or misleading statements contained in the annual report, and jointly and severally accepted full responsibility for the authenticity, accuracy and integrity of the content.

b.
Sinopec Corp. has adopted an internal control mechanism to ensure that the management and relevant departments have provided sufficient financial data and related explanation and materials to the Board and its Audit Committee.

	c.	The external auditors of Sinopec Corp. made a statement about their reporting responsibilities in the auditor’s report contained in the financial statements.

C.2	Internal control
For detailed information of the internal control system during the reporting period, please refer to the Self-Evaluation Report on Internal Control.

Sinopec Corp. has established its internal audit department and has arranged adequate professional personnel, thus the Company has relatively sound internal auditing functions.

C.3	Audit Committee
a.
Members of the Audit Committee include director Xie Zhongyu, director Li Deshui and director Wu Xiaogen. As verified, none of the members had served as a partner or former partner to our current auditing firm.

	b.	Sinopec Corp. has formulated the working rules of the Audit Committee. The written terms of reference are available for inspection at Sinopec Corp..

c.
At every meeting of the Audit Committee, reviewing opinions shall be prepared and distributed to all the members for any suggestion. The reviewing opinions shall be amended according to the suggestions of the members and shall be sent to all the members for signature. During the reporting period, the Board and Audit Committee did not have any different opinion.

d.
Committee members may obtain independent professional advices when performing their duties. Costs arising from or in connection with such consultation are borne by Sinopec Corp. The committee appoints consultants to provide suggestions to the committee. The working expenses of the committee are included in the budget of Sinopec Corp.. Meanwhile, according to the policy of Sinopec Corp., the senior management and relevant departments of the company shall actively cooperate with the work of the Audit Committee.

e.
The Audit Committee has communicated with auditors twice to discuss matters concerning financial reports and internal control in the absence of the management. The Committee considered the adequacy of the resources in accounting and financial reporting and the experience of the employees as well as the sufficiency of the training courses provided to employees and the relevant budget. The Audit Committee holds the view that the management of Sinopec has established an effective internal control system during the reporting period.

D.	Delegation of power by the Board
a.
The Board, the management and each of the committees under the Board have clear terms of reference. The Articles of Association and the Rules and Procedures for the General Meetings of Shareholders and the Rules and Procedures for the Meetings of Board of Directors set forth the scope of duties, authorities and delegation of power of the Board and the management, which are posted on the website of Sinopec at http://www.sinopec.com.cn.

	b.	The Board committees have clear written terms of reference. The working rules of the Board committees require such committees to report to the Board on their decisions or recommendations.

E.	Communication with shareholders
a.
During the reporting period, a separate resolution has always been proposed for each substantially separate issue at the general meetings. All resolutions were subject to voting to ensure the interests of all shareholders. A meeting notice is given to each shareholder 45 days in advance prior to the general meeting of shareholders, which specifies information on resolutions, shareholders who are entitled to attend the meeting and their rights, agenda of general meeting and voting procedures.

b.
The Chairman of the board shall attend and host the annual general meeting as the chairman of such meeting, and arrange the members of Board and senior management to attend the general meeting of shareholders and to answer the questions of the shareholders.

c.
Sinopec Corp. set up a specific department responsible for investors relations, and enhanced communications with investors by way of holding meetings with institutional investors, inviting investors to conduct site visit, staging a road show, receiving visitors and setting up investor hotline etc. Sinopec Corp. also offers regulatory provisions of securities and investor recommendations to directors in a timely manner.

d.
Clause 2 of Article 20 and Article 23 stated in the Articles of Association concerning capital structure and registered capital of Sinopec Corp. were revised and declared by Sinopec Corp. on 26 March 2010. See the website of Sinopec at http://www.sinopec.com.cn for details.

(2)	Nomination of directors

The Board of Sinopec Corp. has not established a Nomination Committee, but the nomination of directors has been expressly stated in detail in the Articles of Association and the Rules and Procedures for the General Meeting of Shareholders respectively. The nomination of director may be proposed by shareholders individually or collectively holding over 3% (1% for nomination of independent director candidate) of the total voting shares of Sinopec, the Board of Directors or the Board of Supervisors and submitted to the general meeting of shareholders for approval by way of a proposal.

(3)	Auditors

At the Annual General Meeting of Sinopec for the year 2009 held on May 18, 2010, KPMG Huazhen and KPMG were re-appointed as the domestic and overseas auditors of Sinopec Corp. for the year 2010 respectively, and the Board of Directors was authorized to determine their remunerations. As approved at the 12th Meeting of the Fourth Session of the Board of Directors of Sinopec, the audit fee for 2010 was HK$66 million. The financial statements for the year 2010 have been audited by KPMG Huazhen and KPMG. Hu Jianfei and Zhang Yansheng are China Registered Certified Public Accountants of KPMG Huazhen.

During the reporting period, neither of KPMG Huazhen and KPMG provided any non-audit service to Sinopec Corp..

KPMG Huazhen and KPMG have provided audit services to Sinopec Corp. since the second half of 2000, and the first audit engagement letter was entered into in March 2001.

(4)	Other information about corporate governance of Sinopec Corp.

Except for their working relationships with Sinopec Corp., none of the directors, supervisors or other senior management has any financial, business or family relationships or any relationships in other material aspects with each other. For information regarding changes in share capital and shareholdings of principal shareholders, please refer to pages 6 to 7; for information regarding meetings of Board of Directors, please refer to page 42; for information regarding equity interests of directors, supervisors and other senior manager, please refer to page 41; for information regarding resume and annual remuneration of directors, supervisors and other senior manager, please refer to pages 56 to 68.

8	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES
For details, please refer to the content on the website of Sinopec Corp. at http://www.sinopec.com/big5/ir/index.shtml.

MANAGEMENT’S REPORT ON INTERNAL CONTROL

In 2010, the Company revised the Internal Control Manual (“the Manual”) and the implemeniation rules according to the Basic Standard for Enterprise Internal Control. The Company deepened and optimized control contents by using such information-oriented methods as ERP, making its internal control system, consisting of the Manual, detailed rules for the implementation of internal control of branches (subsidiaries) and other rules concerning internal control, more complete.

The Board of Directors of Sinopec Corp. and the management are responsible for establishing a sound internal control system and effectively carrying it out. The aim of internal control is to reasonably guarantee the compliance of its operation and management with regulations and laws, assets security, and authenticity and integrity of financial report and related information, improve the efficiency and effect of operating activities and promote the realization of development strategy of the Company. The Company’s internal control involves such five elements as internal environment, risk assessment, control activities, information and communication and internal supervision.

Due to its inherent limitation, internal control can only gives a reasonable guarantee to achieve aforesaid goals. In addition, the effectiveness of internal control can vary with changes that occur in internal and external environment and the operation. The Company has established the inspection and supervision mechanism against internal control. The correction measures are taken immediately after identifying defects of internal control.

On 31 December 2010, the Company’s Board of Directors has conducted the assessment of internal control for 2010 in accordance with the Basic Standard for Enterprise Internal Control, proving there is no significant defect in internal control. Internal control system involving financial report has been well-established and implemented effectively.

1	INTERNAL ENVIRONMENT

The Company has constantly improved its governing structure, management system and operational mechanism, reasonably established internal organization structure and made the responsibilities and power of different departments clear for avoiding overlapping, loss or concentration of functions. Through which, clear working mechanism takes up like each department performs and is responsible for its functions with mutual restriction and coordination. The Company reinforced HR cultivation and team construction and fully brought the employees’ initiatives into play, effectively mobilizing potential and creative capability and realizing collaborative development of the enterprise and the staff. We strengthened management on safety production, environment protection, energy-saving and product quality, protected the legal right of employees, focused on public utilities and practically perform social responsibilities. Through fully fulfilling the policies of “safety first, prevention oriented, total staff involved, comprehensive rectification, environment promotion, health protection, scientific management and sustainability development”, we promoted full-scale, coordinative and sustainable development of the Company. The Company formulated and constantly revised the Employee Rules for guiding the employees to automatically exert the enterprise culture and philosophy, having the root of the enterprise culture into employees’ minds and changing their behaviors.

2	RISK ASSESSMENT

According to the target of sustainable development, the Company established an internal-control-based risk assessment and control system against operating risks, financial reporting risks, risks of compliance with internal and external laws and regulations, assets security risks and fraud risk in the operation of the Company. Based on relevant requirements for internal control, the Company analyzed key aspects which have a significant effect on business operation goals and the objectives of financial reporting. It has conducted a comprehensive risk assessment by taking into accounting problems and deficiencies found in the internal auditing and financial statement auditing and referring to results of external auditing. Relevant results of the assessment are used as an important basis for further improving the Manual, perfecting relevant regulatory systems and enhancing internal control. Each branch (subsidiary) supplements and improves detailed rules for the implementation of internal control and internal management system based on its own risk assessment. These measures give a reasonable guarantee to financial report, prevention of internal fraud, assurance of assets security and standardization of management.

3	CONTROL ACTIVITIES

The Company further improved internal control process and control matrix by business category, put process responsible department and the key post in place, and urged employees to perform their duties of internal control. It regularly carries out inspections and tests, and makes rectifications and remedies in time, with internal control integrated into daily management continuously. To strengthen application control of ERP system, the Company sorted out and analyzed current situation of the application of ERP system privileges and initially drew up the standards for management of ERP privileges which requires the Company to put requirements for internal control into the system, develop privilege checking tools, carry out running tests at regular intervals and ensure system privilege configuration is under control.

The management of Sinopec Corp. holds an analytical meeting of operating activities every month to review and analyze operating results and key financial indicators. It also reports operating results to the Board of Directors every quarter.

4	INFORMATION AND COMMUNICATION

The Company actively advocated the information-oriented management to improve working efficiency and effect. It has established and used such systems as ERP system, production and operation command system, supply chain management system, fund centralized management system, material procurement E-business system, fuel card system, key business open system and total budget management system. The Company prepared a series of management measures and business processes to regulate information systems from different aspects of overall level, general control and application control. Information system management department is responsible for controlling and maintaining all information systems.

The Company established a communication mechanism of financial report. The Manual and internal accounting system stipulate all responsibilities involving financial report. There has been a smooth communication between Chief Financial Officer (CFO) and all departments, financial department of the head office and financial departments of branches (subsidiaries), the management and external environment as well as departments, departments and branches (subsidiaries), and the management and the Board of Directors.

As a listed company in four regions in and outside China, Sinopec Corp. maintained communication with shareholders and regulatory authorities. According to external regulatory laws and regulations, it formulated rules and procedures for information disclosure and disclosed information to the public periodically. The Company went through the inspection from such regulatory authorities as China Securities Regulatory Commission (CSRC), State-owned Assets Supervision and Administration Commission, Board of Supervisors outside-appointed by the State Council and National Audit Office.

5	INTERNAL SUPERVISION

The Board of Directors of Sinopec Corp. has established the Audit Committee to review financial report and internal control. The audit department is responsible for periodically reviewing branches (subsidiaries). Annual reports and internal audit reports would be subject to the review and approval of Audit Committee. The Company has established a system to punish and prevent corruption, strengthened the education on incorruptible administration, emphasized on daily supervision, inspection and efficiency supervision and business publicity, set up a hotline for report and on-line reporting website in supervision department, prepared procedures and standards for the handling of matters reported, and established protection system for informers. The Company registered and recorded the known court cases, and monitored such cases.

Sinopec Corp. has established a two-level internal control daily supervision system which combines comprehensive inspection of the head office with self-examination tests of branches (subsidiaries). In 2010, the Company prepared a detailed scheme for the inspection and assessment of internal control for the review of the management. Sufficient trainings and guidance were given to inspectors before the inspection. Upon the completion of on-site inspection, the Company summarized and analyzed the results, and reported defects to internal control leading group and the management respectively. The management prepared correcting measures and consulted with external auditors on all defects in internal control found in the inspection. Through tracking and re-examination by the Company, all internal control defects concerning financial report have been corrected prior to December 31, 2010, without significant internal control defects being identified. Other problems on management have been corrected or corresponding correcting measures have been formulated. The correction is in compliance with requirements.

This report has been viewed and approved at the 12th meeting of the Fourth Session of Board of Directors on 25 March 2011. The Board of Directors and all its members jointly and severally accept responsibility for the authenticity, accuracy and integrity of the report.

As a Chinese company listed in New York Stock Exchange, Sinopec Corp. engaged KPMG to audit internal control regarding financial report on 31 December 2010, pursuant to Sarbanes-Oxley Act of the United States. KPMG has audited internal control regarding financial report in accordance with the Auditing Standard No 5, issued by Public Company Accounting Oversight Board (United States). In its report, KMPG stated that the Company maintained, in all material aspects, effective internal control regarding financial report on 31 December 2010, according to standards in Internal Control-Integrated Framework issued by Committee of Sponsoring Organization of the Treadway Commission.

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. is pleased to present their report for the year ended 31 December 2010 for review.

1	MEETINGS OF THE BOARD OF DIRECTORS
During the reporting period, eight Board meetings were held, details of which are as follows:

(1)
The 4th meeting of the Forth Session of the Board of Directors was held by way of written resolution on 8 January 2010, at which the proposals about issuance of notes with a medium term denominated in US dollar within China and revision of Internal Control Manual (2010 version) were approved.

(2)
The 5th meeting of the Fourth Session of the Board of Directors was held in the head quarter of Sinopec Corp. on 26 March 2010, whereby the matters regarding the Company performance of 2009 was reviewed and approved.

(3) The 6th meeting of the Fourth Session of the Board of Directors was held by way of written resolution on 28 April 2010, at which the First Quarterly Results of 2010 was reviewed and approved.

(4)
The 7th meeting of the Fourth Session of the Board of Directors was held by way of written resolution on 8 June 2010, at which the proposal about adjusting the composition of the specialized committee under the Board of Directors was reviewed and approved.

(5)
The 8th meeting of the Fourth Session of the Board of Directors was held by way of written resolution on 28 July 2010, at which the proposal on appointing Ling Yiqun as the Vice President was reviewed and approved.

(6)
The 9th meeting of the Fourth Session of the Board of Directors was held in the head quarter of Sinopec Corp. on 20 August 2010, whereby the matters regarding the Company performance of the first half of 2010 was reviewed and approved.

(7)
The 10th meeting of the Fourth Session of the Board of Directors was held on 28 October 2010, at which the Board approved the Third Quarterly Report of 2010, the proposal concerning issuance of super short-term commercial paper and the Rules concerning Risk Control on Connected Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd.

(8)
The 11th meeting of the Fourth Session of the Board of Directors was held by way of written resolution on 30 December 2010, at which the proposal on revising Internal Control Manual (2011 version)was reviewed and approved.

For details of each meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the next working day from holdings thereof and on website of Shanghai Securities Exchange, Hong Kong Stock Exchange, and the Company

2	IMPLEMENTATION OF RESOLUTIONS PASSED AT SHAREHOLDERS’ MEETING BY THE BOARD OF DIRECTORS

During the reporting period, all members of the Board of Directors of Sinopec Corp. carried out their duties diligently and responsibly in accordance with relevant laws and regulations and the Articles of Association, duly implemented the resolutions passed at the shareholders’ meetings, and accomplished the various tasks delegated to them by the shareholders’ meetings.

3	ATTENDANCE OF THE BOARD MEETINGS
During the reporting period, Sinopec Corp. held eight Board meetings, the attendance of directors are as follows:

Name	Attendance in person (times)	Attendance by proxy (times)
Su Shulin	8	0
Wang Tianpu	8	0
Zhang Yaocang	8	0
Zhang Jianhua	8	0
Wang Zhigang	8	0
Cai Xiyou	8	0
Cao Yaofeng	8	0
Li Chunguang	8	0
Dai Houliang	8	0
Liu Yun	8	0
Li Deshui	8	0
Xie Zhongyu	8	0
Chen Xiaojin	7	1
Ma Weihua	4	1
Wu Xiaogen	5	0
Liu Zhongli	3	0
Ye Qing	3	0

Note:
according to the regulations concerning the age of non-executive independent directors working in listed companies stimulated by related regulatory authorities, Mr. Liu Zhongli and Mr. Yeqing resigned from the position of non-executive independent director in April 2010. Mr. Ma Weihua and Mr. Wu Xiaogen were appointed as the non-executive independent director of the Forth Session of the Board of Directors in May 2010.

No directors were absent from the meeting of the Board of Directors in successive sessions.

4	MEETINGS OF PROFESSIONAL COMMITTEES

During the reporting period, the Audit Committee held four meetings while the Remuneration & Performance Evaluation Committee held one meeting, and all the members of these committees had attended the corresponding meetings. Details of those meetings are as follows:

(1)	Meetings of the Audit Committee
a.
The 3rd meeting of the Fourth Session of the Audit Committee was held in Beijing, China on 23 March 2010, whereby “Explanation on the Business Performance and Financial Positions for the year 2009”, “Explanation on Audit and Adjustment Issues for 2009”, the Financial Statements for 2009 as audited by KPMG Huazhen and KPMG respectively in accordance with ASBE and IFRS, the “Management Evaluation Report on Internal Control”, the “Proposal on the Audit Expenses of KPMG Huazhen and KPMG for 2009”, the “Proposal on the Engagement of Domestic and Overseas Auditors for 2010 and Submitting to Annual General Meeting of Shareholders for Approval and Authorizing Board of Directors to Determine their Remunerations”, the “Reports on Auditing Work for 2009 and Plan of Auditing Work for 2010”, were reviewed; the reports on auditing of financial report for 2009 by KPMG Huazhen and KPMG were heard and the “Opinions on Reviewing the Financial Statements for 2009 and related issues” was issued.

b.
The 4th meeting of the Fourth Session of the Audit Committee was held by way of written resolution on 27 April 2010, whereby the “First Quarterly Report of 2010” was reviewed and the “Opinions on Reviewing the Financial Statements for the First Quarter of 2010” was issued.

c.
The 5th meeting of the Fourth Session of the Audit Committee was held in Beijing, China on 18 August 2010, whereby the “Explanation on the Business Performance and Financial Positions for the First Half of 2010”, the “Explanation on Audit and Adjustment Issues for the First Half of 2010”, the Financial Statements for the First Half of 2010 as audited by KPMG Huazhen and KPMG respectively in accordance with ASBE and IFRS and “Report on Auditing Work Outline for the First Half Year of 2010 and Auditing Work Arrangement for the Second Half Year of 2010 ” were reviewed; the report on auditing of financial report for the first half year of 2010 by KPMG Huazhen and KPMG was heard and “Opinions on Reviewing the Reports for the First Half of 2010” was issued.

d.
The 6th meeting of the Fourth Session of the Audit Committee was held by way of written resolution on 26 October 2010, whereby the “Third Quarterly Report of 2010” was reviewed and the “Opinions on Reviewing the Third Quarterly Report of 2010” was issued.

(2)	Meeting of the Remuneration and Performance Evaluation Committee

The 1st meeting of the Fourth Session of the Remuneration and Performance Evaluation Committee was held in Beijing, China on 23 March 2010, whereby the “Report on Implementation of the Rules of the Remuneration of Directors, Supervisors and Other Senior Management for 2009 and Remuneration and Expenses of Directors and Supervisors of the Fourth Session” was reviewed and the “Opinions on Reviewing the Implementation of the Rules of the Remuneration of Directors, Supervisors and Senior Management for 2009 and Remuneration and Expenses of Directors and Supervisors of the Fourth Session” was issued.

5	PERFORMANCE

The financial results of the Company for the year ended 31 December 2010 prepared in accordance with IFRS and its financial position as at that date and the analysis are set out from page 139 to page 194 in this Annual Report.

6	DIVIDEND

At the 12th meeting of the Fourth Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a cash dividend of RMB 0.21 per share (including tax) in cash. The final cash dividend per share for distribution would be RMB0.13, the total cash dividend for the year of 2010 would be RMB18.208 billion. The distribution proposal will be implemented upon approval by the shareholders at the Annual General Meeting for 2010. The final dividends will be distributed on or before Thursday, 30 June 2011 to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on Friday, 17 June 2011. The register of members of Sinopec Corp.’s H share will be closed from Monday, 13 June 2011 to Friday, 17 June 2011 (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited, at 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on Friday, 2011 for registration.

The dividend will be calculated and declared in RMB, and distributed to domestic shareholders in RMB and to foreign share holders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average basic exchange rate of RMB to Hong Kong Dollar declared by the People’s Bank of China one week before dividend declaration.

The cash dividend declared by the Company in the last three years

	2010	2009	2008

Cash dividends (RMB/share)	0.21	0.18	0.12
Ratio accounting for the current net profit (%)	25.7	24.9	33.4

The cash dividend declared by the Company during the three years from 2008 to 2010 is RMB 0.51 per share, and the dividend from 2008 to 2010 as a percentage of average net profit in the three years is 82.79%. It fulfilled the refinancing conditions in the domestic securities market provided by the “Decisions on Modifying Provisions Concerning Cash Dividends of Listed Companies” issued by China Securities Regulatory Commission (CSRC).

7	MAIN SUPPLIERS AND CUSTOMERS

During the reporting period, the total amount of purchases from the five largest suppliers of Sinopec Corp. represented 40.7% of the total amount of purchase by Sinopec Corp., of which purchases from the largest supplier represented 22.3% of the total.

The total amount of sales to the five largest customers of Sinopec Corp. represented 8% of the total amount of sales of Sinopec Corp., of which sales to the largest customer represented 3% of the total.

During the reporting period, except for the connected transactions with the controlling shareholder, China Petrochemical Corporation, and its subsidiaries, as disclosed in Connected Transaction section of this Annual Report, none of the directors, supervisors of Sinopec Corp. or their associates or any shareholders holding over 5% shares of Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

8	BANK LOANS AND OTHER BORROWINGS
Details of bank loans and other borrowings of Sinopec Corp. as of 31 December 2010 are set out in note 29 to the financial statements prepared in accordance with IFRS in this annual report.

9	FIXED ASSETS

During the reporting period, changes to the fixed assets of Sinopec Corp. are set out in note 12 to the financial statements prepared in accordance with domestic financial report standards and note 17 to the financial statements prepared in accordance with IFRS in this annual report.

10	RESERVES

During the reporting period, changes to the reserves of Sinopec Corp. are set out in the Consolidated Statement of Changes in Equity in the financial statements prepared in accordance with IFRS in this annual report.

11	DONATIONS
During the reporting period, the amount of philanthropy donations made by Sinopec Corp. totaled around RMB 177 million.

12	PRE-EMPTIVE RIGHTS

Pursuant to the Articles of Association of Sinopec Corp. and the laws of the PRC, shareholders of Sinopec Corp. is not subject to any pre-emptive rights requiring it to issue new shares to its existing shareholders in proportion to their shareholdings.

13	REPURCHASE, SALES AND REDEMPTION OF SHARES

Sinopec Corp. issued RMB 30 billion of bond with warrants tradable in separate markets in February of 2008, and the warrants were due on 3rd March, 2010. During the excising period, a total of 188,292 warrants were excised, the proportion between the warrant and the share is 2:1 and the excising price is RMB 19.15. The number of ordinary shares was increased by 88,774 so that the total balance of shares of Sinopec Corp. increased from 86,702,439,000 to 86,702,527,774.

Use of proceeds from exercise of warrants				Unit: in RMB millions
Total proceeds	Project under Commitment	Project changed or not	Budgeted Investment	Proceeds from exercise of warrants within the reporting period	Gains generated	Progress on schedule or not	Return in line with projection or not

1.7	Ethylene Project in Zhenhai	No	1.7	1.7	In line with projection	On schedule	In line with projection

Save for the warrant above, during the reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any securities of Sinopec Corp. or its subsidiaries.

14	MARKETING AND DISTRIBUTION

During the reporting period, the Company compared, analysed the Basic Standard for Enterprise Internal Control, Implementation Guidelines for Enterprise Internal Control, Application Guidelines for Enterprise Internal Control and the Manual, clause by clause, and made detailed amendment proposal. Upon reporting to and approval by the management, the Company incorporated all content of the Basic Standard and the Implementation Guidelines into the Manual (2011 edition) which was approved at the 11th meeting of the Fourth Session of the Board of Directors and came into effect on 1 January 2011.

15	RISK FACTORS

In the course of its production and operations, Sinopec Corp. actively takes various measures to avoid operational risks. However, in practice, it is not possible to prevent the occurrence of all risks and uncertainties below.

Variation in economic situation: The operating results of the Company are closely related to the economic situation of China and the world. Although global economy is on track of recovery after the financial crisis, it has not yet entered into a virtuous circle featured by stability and growth. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely to be resulted from regional trade agreements and etc..

Cyclical effects: The majority of the operational income of the Company comes from the sales of refined oil products and petrochemical products, and part of the operation and its related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated energy and chemicals company, it can only counteract the adverse influences of periodicity of the industry to some extent.

Macroeconomic policies and government regulation: Although the government is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing crude oil and natural gas production license, setting the upper limit for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards; meanwhile, the changes in Macroeconomic and industry policies such as: further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax. Such regulations may have material effect on the operations and profitability of the Company.

Change of environmental legal requirements: Our production activities generate waste water, gas and solid. The Company has built up supporting effluent treatment systems to prevent and reduce pollution. The relevant government authorities may issue and implement stricter environmental protection laws and regulations, adopt stricter environment protection standards. Under the aforesaid situation, the Company may incur more expenses in relation to the environment protection accordingly.

Uncertainties with additional oil and gas reserves: The Company’s ability to achieve sustainable development is dependent to a certain extent on our ability in discovering or acquiring additional oil and natural gas reserves. To obtain additional oil and natural gas reserves the Company faces inherent risks associated with exploration and development and/or with acquiring activities. The Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional reserves through further exploration and development or acquisition activities, the oil and natural gas reserves and production of the Company will decline over time which will adversely affect the Company’s financial situation and operational performance.

External purchase of crude oil: A significant amount of the Company’s demand for crude oil is satisfied through external purchases. In recent years, especially impacted by the international financial crisis, the crude oil prices are subject to wild fluctuations, and the supply of crude oil may even be interrupted due to major incidents. Although the Company has taken flexible counter measures, it may not fully shield from risks associated with any wild fluctuation of international crude oil prices and disruption of supply of crude oil.

Operational risks and natural disasters: The process of petroleum chemical production is exposed to risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, grievous injuries to people and major financial losses to the Company. The Company has implemented a strict HSE management system, in an effort to avoid such risks as much as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contigencies.

Investment risk: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, certain investment risk may exist resulting that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Currency risk: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of RMB. As the Company outsources a significant portion of crude oil in foreign currency which are based on US dollar-denominated prices, fluctuations in the value of Renminbi against US dollars and certain other foreign currencies may affect our purchasing costs of crude oil.

By order of the Board
Su Shulin
Chairman

Beijing, China, 25 March 2011

REPORT OF THE SUPERVISORY BOARD

Mr. Wang Zuoran, Chairman of the Board of Supervisors

Dear shareholders:

During the reporting period, the Board of Supervisors, following the principle of good faith, diligently performed the supervision responsibilities, actively participates in the supervision process, carefully reviews significant decisions in the interest shareholders and the Company in accordance with Company Law of the People’ s Republic of China and “Articles of Association of Sinopec Corp”.

During the reporting period, the Board of Supervisors held four meetings.

On 26 March, 2010, the fourth meeting of the Fourth Session of the Board of Supervisors was held and the following proposals were reviewed and approved: Annual Financial Report of Sinopec Corp. for 2009, Annual Report of Sinopec Corp. for 2009, Sustainable Development Report of Sinopec Corp. for 2009, the Proposal in respect of the acquisition of certain equity interest and assets from Sinopec International Petroleum Exploration and Production Corporation, Report on the Work of Board of Supervisors of Sinopec Corp. for 2009, and relative resolutions were passed at the meeting.

On 28 April, 2010 this year, the fifth meeting of the fourth session of the Board of Supervisors was held and the First Quarter Report of Sinopec Corp. for 2010 was reviewed and approved.

On 20 August, 2010 this year, the sixth meeting of the fourth session of the Board of Supervisors was held. The Interim Financial Statement of Sinopec Corp. for 2010 and the Interim Report of Sinopec Corp. for 2010 were reviewed and approved. And relative resolutions were passed at the meeting.

On 28 October, 2010, the seventh meeting of the fourth session of the Board of Supervisors was held and the Third Quarter Report of Sinopec Corp. for 2010 was reviewed and approved.

During the reporting period, certain members of the Board of supervisors paid overseas visits to SABICS CO., ENICO and DeutchBank exchanging experiences on corporate governance, internal control and human resources management. They also attended trainings organised by regulators, so as to further improve their capabilities in perforing relavant duties.

Through process supervision on significant decision-makings, routine supervision on the operations, the Board of Supervisors hold the following beliefs: In response to the complex domestic and international environment, Sinopec Corp. adhered to its principles in operation of “standardization, professionalism and integrity” actively enlarged its resources, reinforced the strength of market development, and optimized its operations, which resulting in steady increase in productions and improvement in operations with good operating results.

Firstly, the Board of Directors diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Company’s Articles of Association, and made scientific decisions on major issues concerning production and operation, reforms and development, and so on; and the senior management carried out the resolutions made by the Board of Directors, optimized the internal control, reinforced precision management, strived to lower the costs and enhance efficiency and strengthened the technological innovation. All of the efforts enabled the operational results achieved the highest level in history. The Board did not discover any behavior of any directors or senior management that violated laws, regulations, the Articles of Association, or was detrimental to the interests of Sinopec Corp. or the shareholders.

Secondly, the annual financial statement issued by the Company, prepared in accordance with ASBE and IFRS respectively, truly and fairly reflected the Company’s financial status and operational performance. In accordance with ABSE, the Company’s operating income was RMB 1,913.182 billion, total profit was RMB 102.178 billion, and the net profit attributable to equity shareholders was RMB 70.713 billion. In accordance with IFRS, the Company’s turnover and other operating revenue was RMB 1,913.182 billion, earnings before tax was RMB 103.693 billion, and net profit attributable to equity shareholders was RMB 71.8 billion.

Thirdly, all connected transactions conducted were in compliance with relevant regulatory requirements in domestic and overseas listing destinations. All connected transactions between Sinopec Corp. and Sinopec Group were in conformity with the relevant rules and regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange. All the connected transactions were conducted on the basis of fair and reasonable price and in line with the principle of “fairness, justice and openness”. Nothing in these transactions was found to be detrimental to the interests of Sinopec Corp. or the non-connected shareholders.

Forthly, the Company also timely disclosed the material information according to the regulations of securities supervisory authorities, and the information disclosed was true, accurate and complete.

In addition, the Supervisory Board reviewed the Company’s Report on “Internal Control and Self Assessment” and came to a conclusion that such report was objective, comprehensive and accurate, therefore approved unanimously.

In the year ahead, the Board of Supervisors will continue to stick to the principles of honesty and integrity and perform the supervisory duty diligently in areas of significant decision-making, internal control, connected transactions and information disclosure. This Board will perform in the best interests of the Company and its shareholders, for the steady and healthy development in 2011.

Wang Zuoran
The Chairman of the Board of Supervisors

Beijing, China
25 March, 2011

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(1)	Directors

Su Shulin, aged 48, Chairman of Board of Directors of Sinopec Corp., President and Secretary of Communist Party of China (CPC) Leading Group of China Petrochemical Corporation. Mr. Su is a professor level senior engineer and obtained a master degree. In January 1999, he was appointed as the President and Deputy Secretary of CPC Committee of Daqing Petroleum Administration Bureau; in October 1999, he served as Vice President of PetroChina Company Limited, and concurrently as Chairman, President, and Secretary of CPC Committee of Daqing Oilfield Company Limited; in August 2000, he served as Vice President, Member of CPC Leading Group of China National Petroleum Corporation (CNPC) and concurrently as Vice President of PetroChina Company Limited and Chairman, President and Secretary of CPC Committee of Daqing Oilfield Company Limited; in November 2002, he concurrently served as Board Director of PetroChina Company Limited; in December 2002, he served as Vice President, Member of CPC Leading Group of CNPC, and concurrently as Board Director and Senior Vice President of PetroChina Company Limited; in September 2006, he was appointed as Member of Liaoning CPC Provincial Committee and its Standing Committee; in October 2006, he was appointed as Member of Liaoning CPC Provincial Committee and its Standing Committee and Director of its Organization Department; in June 2007, he was appointed as President and Secretary of CPC Leading Group of China Petrochemical Corporation. In August 2007, he was elected as Chairman of Board of Directors of Sinopec Corp. Mr. Su was elected as Alternative Member of 16th and 17th Session of CPC Central Committee.

Wang Tianpu, aged 48, Vice Chairman of Board of Directors and President of Sinopec Corp. Mr. Wang is a professor level senior engineer and obtained a PhD Degree. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Qilu Branch Company; in September 2000, he was appointed as President of Sinopec Qilu Branch Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp.

Zhang Yaocang, aged 57, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Zhang is a professor level senior engineer and obtained a graduate degree of Graduate School. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, MGMR; in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of China National Star Petroleum Corporation; in April 2000, he was appointed as Assistant to President of China Petrochemical Corporation and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Jianhua, aged 46, Board Director and Senior Vice President of Sinopec Corp. Mr. Zhang is a professor level senior engineer and obtained a master degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Branch Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Branch Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang, aged 53, Board Director and Senior Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer and obtained a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed concurrently as Director General of Oilfield Exploration and Production Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Cai Xiyou, aged 49, Board Director and Senior Vice President of Sinopec Corp. Mr. Cai is a professor level senior economist and obtained a master degree. In June 1995, he was appointed as Vice President of Jingzhou Petrochemical Corporation of the former China Petrochemical Corporation; in May 1996, he was appointed as Vice President of Dalian West Pacific Petrochemical Corporation; in December 1998, he was appointed as Vice President of Sinopec Sales Co., Ltd.; in June 2001, he was appointed as Executive Vice President of Sinopec Sales Co., Ltd.; in December 2001, he served as Board Director and President of China International United Petroleum & Chemicals Co., Ltd. (UNIPEC); in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Cao Yaofeng, aged 57, Board Director of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Cao is a professor level senior engineer and obtained a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director Genaral of Shengli Petroleum Administration Bureau of China Petrochemical Corporation and Chairman of Board of Directors of Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of China Petrochemical Corporation; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Li Chunguang, aged 55, Board Director of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Li is a professor level senior engineer and obtained a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Dai Houliang, aged 47, Board Director and Senior Vice President of Sinopec Corp. Mr. Dai is a professor level senior engineer and obtained a PhD Degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation; in December 2004, he served as concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and concurrently as CFO of Sinopec Corp.; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Liu Yun, aged 54, Board Director of Sinopec Corp., Chief Accountant of China Petrochemical Corporation. Mr. Liu is a senior accountant and obtained a master degree. In December 1998, he was appointed as Deputy Director General of Financial Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; and in May 2009, he was elected as Board Director of Sinopec Corp.

Li Deshui, aged 66, Independent Non-executive Director of Sinopec Corp. Mr. Li is a senior engineer, a research fellow, a part time professor at Schools of Economics at both Peking University and Renmin University of China, and obtained a university diploma. In 1992, he was appointed as Deputy Director General of National Economy Comprehensive Department of State Planning Commission; in May 1996, he was appointed as Director General of National Economy Comprehensive Department of State Planning Commission; in November 1996, he was appointed as Vice Mayer of Chongqing City in Sichuan Province; in March 1997, he was appointed as Vice Mayer of Chongqing Municipality directly under the Central Government; in November 1999, he was appointed as Deputy Director General and Member of CPC Leading Group of State Council Research Office; in April 2002, he was appointed as Secretary of CPC Leading Group and Vice President of China International Engineering Consulting Corporation; in March 2003, he was appointed as Secretary of CPC Leading Group and Director General of State Statistics Bureau, Member of Monetary Policy Committee of the People’s Bank of China, and President of China Statistics Institute; in March 2005, he was elected as Vice Chairman of 36th Session United Nations Statistics Commission; in March 2005, he served as Member of 10th Session of Chinese People’s Political Consultative Conference (CPPCC); in April 2006, he was appointed as Member of Economy Commission of CPPCC; in March 2006, he was appointed as Consultant of State Statistics Bureau; in March 2008, he served as Member of 11th Session CPPCC and Deputy Director General of its Economy Commission; in May 2006, he was elected as Independent Non-executive Director of Sinopec Corp.

Xie Zhongyu, aged 67, Independent Non-executive Director of Sinopec Corp. Mr. Xie is a senior engineer and obtained a university diploma. In May 1986, he was appointed as Deputy Director General for both Investigation and Research Office and Policy Research Office in Ministry of Chemical Industry; in November 1988, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in December 1991, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in September 1993, he was appointed as Director General of General Office of Ministry of Chemical Industry; in June 1998, he was appointed as Deputy Director General, Member of CPC Leading Group of State Petroleum and Chemical Industry Bureau; from June 2000 to December 2006, he served as Chairman of the Board of Supervisors for Key Large-scaled State Owned Enterprises; in October 2007, he was elected as Board Director of Nuclear Power Technology Corporation; and in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Chen Xiaojin, aged 66, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer (research fellow level) and obtained a university diploma. In December 1982, he was appointed as President of Tianjin Ship Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China State Shipbuilding Trading Company; from June 1996 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Ma Weihua, aged 62, Independent Non-executive Director of Sinopec Corp. Mr. Ma is a senior economist and obtained a PhD Degree. In May 1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the branch President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Leading Group of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Wu Xiaogen, aged 45, Independent Non-executive Director of Sinopec Corp. Mr. Wu is a research fellow and obtained a PhD Degree. In April 1998, he was appointed as the General Manager Assistant and Deputy General Manager of Securities Business Department of China Jingu International Trust and Investment Ltd.; in March 1999, he was appointed as the Deputy General Manager of Securities Management Head-Office of China Science & Technology International Trust and Investment Corporate, and concurrently as the General Manager of Institutional Management Department of this Corporate; in July 2000, he was the head of Audit Teaching and Research unit of School of Accountancy of Central University of Finance and Economics; in September 2003, he served as the Deputy Director of School of Accountancy of Central University of Finance and Economics; in November 2004, he was appointed as the Chief Accountant of China First Heavy Industries; from May 2005 to May 2008, he was appointed as the Independent Non-executive Director of Heilongjiang SunField Science and Technology Co., Ltd.; from January 2003 to January 2009, he was appointed as the Independent Non-executive Director of Beijing AriTime Intelligent Control Co., Ltd.; in March 2010, he was appointed as the Independent Non-executive Director of China Eastern Airlines Co., Ltd.; and in May 2010, he was elected as the Independent Non-executive Director if Sinopec Corp.

THE MEMBERS OF THE FOURTH SESSION OF THE BOARD OF DIRECTORS

Name	Gender	Age	Position with Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2010 (RMB10,000, before tax)	Whether paid by the holding Company	Shares held at Sinopec Corp (as at 31 December)
							2010	2009
Su Shulin	Male	48	Chairman	2009.05-2012.05	—	Yes	0	0
Wang Tianpu	Male	48	Vice Chairman, President	2009.05-2012.05	96.74	No	0	0
Zhang Yaocang	Male	57	Vice Chairman	2009.05-2012.05	—	Yes	0	0
Zhang Jianhua	Male	46	Board Director, Senior Vice President	2009.05-2012.05	96.74	No	0	0
Wang Zhigang	Male	53	Board Director, Senior Vice President	2009.05-2012.05	96.74	No	0	0
Cai Xiyou	Male	49	Board Director, Senior Vice President	2009.05-2012.05	96.74	No	0	0
Cao Yaofeng	Male	57	Board Director	2009.05-2012.05	—	Yes	0	0
Li Chunguang	Male	55	Board Director	2009.05-2012.05	—	Yes	0	0
Dai Houliang	Male	47	Board Director, Senior Vice President	2009.05-2012.05	96.74	No	0	0
Liu Yun	Male	54	Board Director	2009.05-2012.05	—	Yes	0	0
Li Deshui	Male	66	Independent Non-Executive Director	2009.05-2012.05	24(Director’s Fees)	No	0	0
Xie Zhongyu	Male	67	Independent Non-Executive Director	2009.05-2012.05	24(Director’s Fees)	No	0	0
Chen Xiaojin	Male	66	Independent Non-Executive Director	2009.05-2012.05	24(Director’s Fees)	No	0	0
Ma Weihua	Male	62	Independent Non-Executive Director	2010.05-2012.05	14(Director’s Fees)	No	0	0
Wu Xiaogen	Male	45	Independent Non-Executive Director	2010.05-2012.05	14(Director’s Fees)	No	0	0

(2)	SUPERVISORS

Wang Zuoran, aged 60, Chairman of Board of Supervisors of Sinopec Corp., Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation. Mr. Wang is a professor level senior economist and obtained a university diploma. In October 1994, he was appointed as Vice President and Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in February 2000, he was appointed as Assistant to the President of China Petrochemical Corporation; in July 2001, he was appointed as Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation; in February 2000, he was elected as Supervisor of Sinopec Corp.; and in April 2003, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Zhang Youcai, aged 69, Vice Chairman of Board of Supervisors of Sinopec Corp. and Independent Supervisor. Mr. Zhang is a professor and obtained a university diploma. In February 1983, he was successively appointed as Vice Mayer, Deputy Secretary of CPC committee, and Mayer of Nantong City; in December 1989, he was appointed as Vice Minister and Member of CPC Leading Group of Ministry of Finance (From May 1994 to March 1998, he served concurrently as Director General of National State-Owned Assets Administration); in March 2003, he was elected as Standing Committee Member of 10th Session of National People’s Congress (NPC) and Deputy Director General of Finance & Economy Commission of NPC; in April 2003, he was elected as Independent Supervisor of Sinopec Corp.; and in May 2006, he served as Vice Chairman of Board of Supervisors and Independent Supervisor of Sinopec Corp.

Geng Limin, aged 56, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp., Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation, Director General of Supervision Bureau of China Petrochemical Corporation. Mr. Geng is a senior administration engineer and obtained a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of China Petrochemical Corporation; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Trade Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation and Director General of Supervision Bureau of China Petrochemical Corporation; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 50, Supervisor of Sinopec Corp. and Director General of Auditing Department of Sinopec Corp.. Mr. Zou is a professor level senior accountant and obtained a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Li Yonggui, aged 70, Independent Supervisor of Sinopec Corp. Mr. Li is a senior economist, a Certified Public Accountant (CPA) and obtained a university diploma. In February 1985, he was appointed as Deputy Director General of Taxation Administration of Ministry of Finance; in December 1988 he was appointed as Chief Economist in State Taxation Administration; in April 1991, he was appointed as Deputy Director General of State Taxation Administration;in February 1995, he was appointed as Chief Economist of State Taxation Administration; in April 2000, he started to serve as President of Chinese Certified Tax Agents Association; in July 2008, he started to serve as Consultant of Chinese Certified Tax Agents Association; in November 2004, he started to serve as Vice President of the Chinese Institution of Certified Public Accountants; and in April 2003, he was elected as Independent Supervisor of Sinopec Corp.

Zhou Shiliang, aged 53, Employee Representative Supervisor of Sinopec Corp. and Director General of Personnel Departments of Sinopec Corp.. Mr. Zhou is a professor level senior engineer and obtained a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company;in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Sinopec Personnel Department of Sinopec Corp.; and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 53, Employee Representative Supervisor of Sinopec Corp., Vice President of Sinopec Northwest Oilfield Company. Mr. Chen is a senior engineer and a graduate from Postgraduate School. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under China Petrochemical Corporation; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under China Petrochemical Corporation; in March 2008, he was appointed as Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 46, Employee Representative Supervisor of Sinopec Corp., General Director (General Manager), Executive Director and Deputy Secretary of CPC Committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.). Mr. Jiang is a professor level senior economist and obtained a Doctor Degree. In December 1998, he was appointed as the Deputy General Manager of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Vice Director of Sinopec Supplies & Equipment Department; in December 2001, he was appointed as the Director of Sinopec Supplies & Equipment Department and in November 2005, concurrently held the positions of Chairman, General Manger and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director (General Manager), executive director and secretary of the CPC committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.); and in December 2010, he was elected as the Employee Representative Supervisor of Sinopec Corp.

Yu Renming, aged 47, Employee Representative Supervisor of Sinopec Corp., General Director of Sinopec Production Management Department. Mr. Yu is a professor level senior engineer and obtained a Graduate Degree. In June 2000, he was appointed as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Deputy Manager of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the Manager and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, appointed as the Director of Sinopec Production Management Department; and in December 2010, he was elected as Employee Representative Supervisor of Sinopec Corp.

THE MEMBERS OF THE FOURTH SESSION OF THE BOARD OF SUPERVISORS:

Name	Gender	Age	Position with Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2010 (RMB10,000, before tax)	Whether paid by the holding Company	Shares held at Sinopec Corp (as at 31 December)
							2010	2009
Wang Zuoran	Male	60	Chairman, Supervisory Board	2009.05-2012.05	—	Yes	0	0
Zhang Youcai	Male	69	Vice Chairman, Independent Supervisor	2009.05-2012.05	24 (Supervisor’s Fees)	No	0	0
Geng Limin	Male	56	Supervisor	2009.05-2012.05	—	Yes	0	0
Zou Huiping	Male	50	Supervisor	2009.05-2012.05	47.25	No	0	0
Li Yonggui	Male	70	Independent Supervisor	2009.05-2012.05	24 (Supervisor’s Fees)	No	0	0

Zhou Shiliang	Male	53	Employee Representative Supervisor	2009.05-2012.05	45.7	No	0	0
Chen Mingzheng	Male	53	Employee Representative Supervisor	2009.05-2012.05	47.94	No	0	0
Jiang Zhenying	Male	46	Employee Representative Supervisor	2010.05-2012.05	2.87	No	0	0
Yu Renming	Male	47	Employee Representative Supervisor	2010.05-2012.05	3.18	No	0	0

(3)	OTHER MEMBERS OF SENIOR MANAGEMENT

Wang Xinhua, aged 55, CFO of Sinopec Corp. and concurrently as Director General of Financial Department of Sinopec Corp. Mr. Wang is a professor level Senior accountant and obtained a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in October 2004, he was appointed as Director General of Finance & Planning Department of China Petrochemical Corporation; in May 2008, he was appointed as Director General of Financial Department of China Petrochemical Corporation; in March 2009, he was appointed as Director General of Financial Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Kehua, aged 57, Vice President of Sinopec Corp. and concurrently as Director General of Engineering Department of Sinopec Corp. Mr. Zhang is a professor level senior engineer and obtained a master degree. In February 1994, he was appointed as Vice President of No.3 Construction Company of the former China Petrochemical Corporation; in April 1996, he was appointed as Deputy Director General of Engineering & Construction Department (concurrently Vice President of Engineering & Construction Co., Ltd.) of the former China Petrochemical Corporation; in December 1998, he was appointed as Deputy Director General of Engineering & Construction Department of China Petrochemical Corporation; in September 2002, he was appointed as Director General of Engineering & Construction Department of China Petrochemical Corporation; in June 2007, he was appointed as Director General of Engineering Department of Sinopec Corp.; in May 2006, he was appointed as Vice President of Sinopec Corp.

Zhang Haichao, aged 53, Vice President of Sinopec Corp. and concurrently as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd. Mr. Zhang is a professor level senior economist and obtained a mater degree. In March 1998, he was appointed as Deputy General Manager of Zhejiang Petroleum Corporation; in September 1999, he was appointed as General Manager of Zhejiang Petroleum Corporation; in February 2000, he was appointed as General Manager of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Deputy General Manager of Sinopec Sales Co., Ltd.; in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and Manager of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was elected as Employee Representative Supervisor of Sinopec Corp. and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng, aged 48, Vice President of Sinopec Corp. and concurrently as General Director of Sinopec Exploration and Production Department. Mr. Jiao is a professor level senior engineer and obtained a PhD Degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the General Director of Sinopec Exploration and Development Department and in October 2006, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, aged 48, Vice President of Sinopec Corp. and concurrently as General Director of Sinopec Development & Planning Department. Mr. Lei is a Senior Engineer and obtained university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning & Development Department in China Donglian Petrochemical Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President in Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Ling Yiqun, aged 48, Vice President of Sinopec Corp, General Director of Sinopec Refining Department. Mr. Ling is a professor level senior engineer and obtained mater degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the refining department of Beijing Yanshan Petrochemical Company Ltd; in February 2000, he was appointed as the Deputy General Director of Sinopec Refining Department; in June 2003, he was appointed as the General Director of Sinopec Refining Department; in July 2010, he was appointed as Vice President of Sinopec Corp.

Chen Ge, aged 48, Secretary of the Board of Directors of Sinopec Corp. and concurrently as General Director of Sinopec Reform & Management Department. Mr. Chen is a senior economist and obtained mater degree. In July 1983, he started working for Beijing Yanshan Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Secretariat of Board of Directors of Sinopec Corp.; in December 2001, he was appointed as Director General of Secretariat of Board of Directors of Sinopec Corp.; in April 2005, he was appointed as Director General of Reform and Management Department of Sinopec Corp.; and in April 2003, he was appointed as Secretary of Board of Directors of Sinopec Corp.

OTHER SENIOR MANAGEMENT

Name	Gender	Age	Position with Sinopec Corp.	Remuneration paid by Sinopec Corp. in 2010 (RMB10,000, before tax)	Whether paid by the holding Company	Shares held at Sinopec Corp (as at 31 December)
						2010	2009
Wang Xinhua	Male	55	CFO	52.26	No	0	0
Zhang Kehua	Male	57	Vice President	56.69	No	0	0
Zhang Haichao	Male	53	Vice President	55.37	No	0	0
Jiao Fangzheng	Male	48	Vice President	54.18	No	0	0
Lei Dianwu	Male	48	Vice President	54.82	No	0	0
Ling Yiqun	Male	48	Vice President	33.87	No	0	0
Chen Ge	Male	48	Board Secretary	47.49	No	0	0

2	APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In the Shareholders’ Annual General Meeting of Sinopec of the year 2009, Mr. Ma Weihua and Mr. Wu Xiaogen were elected as the independent non-executive directors of the 4th Session of the Board of Directors of Sinopec Corp. Pursuant to the relevant opinions on age of independent non-executive directors of the listed companies issued by the relevant government authorities of the People’s Republic of China, Mr. Liu Zhongli and Mr. Ye Qing tendered his respective resignation as an independent non-executive Director on 28 April 2010.

In April 2010, through the democratic election by employees, Mr. Cui Guoqi and Mr. Chang Zhenyong were elected as Employee’s Representatives Supervisors of the 4th Session of the Supervisory Board of Sinopec Corp. Due to work adjustment, Mr. Liu Xiaohong and Mr. Su Wensheng tendered his respective resignation as an employee representative supervisor of Sinopec Corp. on 28 April 2010.

In December 2010, Mr. Jiang Zhenying and Mr. Yu Renming were elected as Employee’s Representatives Supervisors of the 4th Session of the Supervisory Board of Sinopec Corp. Due to work adjustment, Mr. Cui Guoqi and Mr. Chang Zhenyong tendered his respective resignation as an employee representative supervisor of Sinopec Corp. on 16 December 2010.

In July 2010, Mr. Ling Yiqun was appointed as Vice President of Sinopec Corp.

3	DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACT

As of 31 December 2010 or as at any time of this year, none of the Board of Directors or Supervisors had any beneficial interest in any material contract to which Sinopec Corp., its holding company or any subsidiaries or fellow subsidiaries was one party.

4	SALARIES OF DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT
During this reporting period, the number of Directors, Supervisors and other Senior Management is 21 in total, and their annual remuneration is RMB 10,577,600 in total.

The above remuneration doesn’t include the deferred payments of RMB 9,967,600.0 as their salaries for the period 2007 to 2009 according to the relative regulations of the government authorities of the People’s Republic of China and of Sinopec Corp.

5	THE COMPANY’S EMPLOYEES
As at 31 December 2010, the Company has a total of 373,375 employees.

Breakdown according to business department structures:

	Number of Employees (Person)	Percentage to Total Employees (%)

Exploration & Production Segment	147,875	39.6
Refining Segment	84,997	22.8
Marketing & Distribution Segment	64,517	17.3
Chemical Segment	65,623	17.6
R & D and Others	10,363	2.7
Total	373,375	100

Breakdown according to the employees’ functions as follows:

	Number of Employees (Person)	Percentage to Total Employees (%)

Exploration & Production Segment	147,875	39.6
Production personnel	188,470	50.5
Sales personnel	55,949	15.0
Technical personnel	49,819	13.3
Finance personnel	9,603	2.6
Administrative personnel	29,870	8.0
Others	39,664	10.6
Total	373,375	100

Breakdown according to the employees’ education level as follows:

	Number of Employees (Person)	Percentage to Total Employees (%)

Exploration & Production Segment	147,875	39.6
Master’s Degree or above	9,689	2.6
University	78,217	21.0
College	78,443	21.0
Polytechnic school	32,513	8.7
High School, technical School or below	174,513	46.7
Total	373,375	100

6	EMPLOYEE BENEFITS SCHEME

Details of the Company’s employee benefits scheme are set out in the Annex of the financial statements prepared under IFRS which are contained in this annual report. As at 31 December 2010, the Company has a total of 180,244 retired employees. All of them participate in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED, CONTROLLING AND NON WHOLLY-OWNED SUBSIDIARIES

At December 31, 2010, details of the principal wholly-owned, controlling and non wholly-owned subsidiaries of the Company were as follows:

Name of Company	Registered capital RMB millions	Percentage of shares held by Sinopec Corp. (%)	Total Assets RMB millions	Net Assets RMB millions	Net profit/ (Net Loss) RMB millions	Principal Activities

Sinopec Yangzi Petrochemical Company Limited	16,337	100	22,523	15,943	2,325	Manufacturing of petroleum products & intermediate petrochemical products
Sinopec International Petroleum Exploration and Production Corporation	8,000	100	19,241	3,668	3,218	Investment in exploration, production & sales of petroleum & natural gas
Sinopec (Hong Kong) Limited	HKD5,477 million	100	14,422	7,022	653	Trading of crude oil & petrochemical products
China International United	3,040	100	93,179	9,305	992	Trading of crude oil & petrochemical products
Petroleum & Chemical Co., Ltd.(UNIPEC)
Sinopec Fuel Oil Sales Company Limited	2,200	100	6,414	2,569	44	Marketing and distribution of products
Sinopec Sales Company Limited	1,700	100	58,431	31,763	10,520	Marketing and distribution of refined products
China Petrochemical International Company Limited	1,400	100	4,687	1,883	48	Trading of petrochemical products & equipments
Sinopec Zhongyuan Petrochemical Company Limited	2,400	93.51	1,930	1,352	3	Manufacturing of petrochemical products
Sinopec Qingdao Refining & Chemical Company Limited	5,000	85.0	14,149	4,277	1,532	Manufacturing of petroleum products & intermediate petrochemical products
Sinopec Hainan Refining & Chemical Company Limited	3,986	75.0	13,092	3,952	2,504	Manufacturing of petroleum products & intermediate petrochemical products
Sinopec Kantons Holding Limited	HKD 104 million	72.34	2,412	2,164	171	Trading of crude oil and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	830	60.0	1,421	1,150	60	Marketing and distribution of refined products
BP Sinopec (Zhejiang) Petroleum Company Limited	800	60.0	986	935	56	Marketing and distribution of refined products
Sinopec Shanghai Petrochemical Company Limited	7,200	55.56	29,158	18,173	2,729	Manufacturing of petroleum products, synthetic fibres & resin & intermediate petrochemical products
Fujian Petrochemical Company Limited	4,769	50.0	5,830	5,026	601	Manufacturing of plastics & intermediate petrochemical products & petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (YCF)	4,000	42.0	To be announced	To be announced	To be announced	Production& sales of polyester chips & polyester fibres

Notes:	1)	The auditor of the above subsidiaries in 2010 is KPMG Huazhen or KPMG;

2)
The above indicated total assets and net profit has been prepared in accordance with ASBE. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited which are incorporated in Bermuda and Hong Kong SAR respectively, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and non wholly-owned subsidiaries are limited liability companies. The Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have material impact on Sinopec Corp.’s results or net assets are set out above.

REPORT OF THE PRC AUDITOR

All Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the “Company”), which comprise the consolidated balance sheet and balance sheet as at 31 December 2010, the consolidated income statement and income statement, the consolidated statement of changes in equity and statement of changes in equity, the consolidated cash flow statement and cash flow statement for the year then ended, and notes to the financial statements.

1.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

2.	AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	OPINION

In our opinion, the financial statements comply with the requirements of China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 31 December 2010, and the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company for the year then ended.

KPMG Huazhen	Certified Public Accountants
Registered in the People’s Republic of China

Hu Jianfei
Zhang Yansheng

Beijing, The People’s Republic of China	25 March 2011

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
CONSOLIDATED BALANCE SHEET
as at 31 December 2010

	Note	2010 RMB millions	2009 RMB millions
Assets
Current assets
Cash at bank and on hand	5	18,140	10,018
Bills receivable	6	15,950	2,110
Accounts receivable	7	43,093	26,592
Other receivables	8	9,880	4,505
Prepayments	9	5,247	3,614
Inventories	10	156,546	141,727
Other current assets		594	856
Total current assets		249,450	189,422
Non-current assets
Long-term equity investments	11	45,037	33,503
Fixed assets	12	540,700	484,815
Construction in progress	13	89,599	120,375
Intangible assets	14	27,440	22,862
Goodwill	15	8,298	14,163
Long-term deferred expenses	16	7,560	6,281
Deferred tax assets	17	15,578	13,683
Other non-current assets		1,727	1,792
Total non-current assets		735,939	697,474
Total assets		985,389	886,896
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	19	29,298	34,900
Bills payable	20	3,818	23,111
Accounts payable	21	132,528	96,762
Advances from customers	22	57,324	37,270
Employee benefits payable	23	7,444	4,526
Taxes payable	24	33,814	16,777
Other payables	25	54,871	50,202
Short-term debentures payable	28	1,000	31,000
Non-current liabilities due within one year	26	5,530	9,316
Total current liabilities		325,627	303,864
Non-current liabilities
Long-term loans	27	58,895	58,962
Debentures payable	28	115,180	93,763
Provisions	29	15,573	11,860
Deferred tax liabilities	17	15,017	9,707
Other non-current liabilities		2,415	2,192
Total non-current liabilities		207,080	176,484
Total liabilities		532,707	480,348
Shareholders’ equity
Share capital	30	86,702	86,702
Capital reserve	31	29,414	38,202
Specific reserve		1,325	—
Surplus reserves	32	141,711	115,031
Retained profits		163,132	140,596
Foreign currency translation differences		(1,157)	(70)
Total equity attributable to shareholders of the Company		421,127	380,461
Minority interests		31,555	26,087
Total shareholders’ equity		452,682	406,548
Total liabilities and shareholders’ equity		985,389	886,896

These financial statements have been approved by the board of directors on 25 March 2011.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 82 to 138 form part of these financial statements.

BALANCE SHEET
as at 31 December 2010

	Note	2010 RMB millions	2009 RMB millions

Assets
Current assets
Cash at bank and on hand	5	11,882	4,724
Bills receivable	6	11,093	123
Accounts receivable	7	16,660	10,990
Other receivables	8	27,433	19,250
Prepayments	9	6,394	3,032
Inventories	10	103,170	88,993
Other current assets		507	110
Total current assets		177,139	127,222
Non-current assets
Long-term equity investments	11	111,354	88,920
Fixed assets	12	436,870	380,979
Construction in progress	13	76,830	112,217
Intangible assets	14	20,080	16,013
Long-term deferred expenses	16	6,058	5,300
Deferred tax assets	17	11,832	8,596
Other non-current assets		173	212
Total non-current assets		663,197	612,237
Total assets		840,336	739,459
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	19	7,229	5,728
Bills payable	20	2,670	14,084
Accounts payable	21	87,244	63,067
Advances from customers	22	51,190	32,966
Employee benefits payable	23	7,037	4,093
Taxes payable	24	24,598	12,817
Other payables	25	73,825	75,760
Short-term debentures payable	28	—	30,000
Non-current liabilities due within one year	26	4,109	4,865
Total current liabilities		257,902	243,380
Non-current liabilities
Long-term loans	27	58,377	51,549
Debentures payable	28	115,180	93,763
Provisions	29	14,462	10,883
Deferred tax liabilities	17	7,951	4,544
Other non-current liabilities		1,045	959
Total non-current liabilities		197,015	161,698
Total liabilities		454,917	405,078
Shareholders’ equity
Share capital	30	86,702	86,702
Capital reserve	31	37,922	38,234
Specific reserve		1,025	—
Surplus reserves	32	141,711	115,031
Retained profits		118,059	94,414
Total shareholders’ equity		385,419	334,381
Total liabilities and shareholders’ equity		840,336	739,459

These financial statements have been approved by the board of directors on 25 March 2011.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 82 to 138 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2010

	Note	2010 RMB millions	2009 RMB millions

Operating income	33	1,913,182	1,345,052
Less: Operating costs	33	1,537,131	1,029,443
Sales taxes and surcharges	34	157,189	132,884
Selling and distribution expenses		31,981	27,644
General and administrative expenses		57,774	46,821
Financial expenses	35	6,847	7,248
Exploration expenses, including dry holes	36	10,955	10,545
Impairment losses	37	15,445	7,453
Loss from changes in fair value	38	179	365
Add: Investment income	39	5,671	3,589
Operating profit		101,352	86,238
Add: Non-operating income	40	2,108	1,275
Less: Non-operating expenses	41	1,282	1,401
Profit before taxation		102,178	86,112
Less: Income tax expense	42	25,335	19,591
Net profit		76,843	66,521
Including: Net profit of acquiree before the consolidation		3,043	2,583
Attributable to:
Equity shareholders of the Company		70,713	62,677
Minority interests		6,130	3,844
Basic earnings per share	54	0.816	0.723
Diluted earnings per share	54	0.808	0.718
Net profit		76,843	66,521
Other comprehensive income	43
Cash flow hedges		(221)	54
Available-for-sale financial assets		(9)	(175)
Share of other comprehensive income of associates		(533)	806
Foreign currency translation difference		(1,360)	(4)
Total other comprehensive income		(2,123)	681
Total comprehensive income		74,720	67,202
Attributable to:
Equity shareholders of the Company		68,706	63,397
Minority interests		6,014	3,805

These financial statements have been approved by the board of directors on 25 March 2011.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 82 to 138 form part of these financial statements.

INCOME STATEMENT
for the year ended 31 December 2010

	Note	2010 RMB millions	2009 RMB millions

Operating income	33	1,188,495	876,303
Less: Operating costs	33	900,404	638,169
Sales taxes and surcharges	34	124,586	105,741
Selling and distribution expenses		26,291	23,327
General and administrative expenses		48,336	38,527
Financial expenses	35	6,096	5,317
Exploration expenses, including dry holes	36	10,955	10,545
Impairment losses	37	14,410	6,693
Loss from changes in fair value	38	222	281
Add: Investment income	39	23,073	12,456
Operating profit		80,268	60,159
Add: Non-operating income	40	1,803	1,100
Less: Non-operating expenses	41	1,016	1,208
Profit before taxation		81,055	60,051
Less: Income tax expense	42	14,257	10,526
Net profit		66,798	49,525
Other comprehensive income	43
Available-for-sale financial assets		(9)	24
Share of other comprehensive income of associates		(533)	806
Total other comprehensive income		(542)	830
Total comprehensive income		66,256	50,355

These financial statements have been approved by the board of directors on 25 March 2011.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Office
(Authorised representative)

The notes on pages 82 to 138 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2010

	Note	2010 RMB millions	2009 RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		2,215,212	1,550,786
Rentals received		392	388
Other cash received relating to operating activities		8,279	7,481
Sub-total of cash inflows		2,223,883	1,558,655
Cash paid for goods and services		(1,758,556)	(1,155,786)
Cash paid for operating leases		(12,414)	(8,189)
Cash paid to and for employees		(30,754)	(29,182)
Value added tax paid		(63,125)	(41,166)
Income tax paid		(14,158)	(6,045)
Taxes paid other than value added tax and income tax		(154,716)	(133,859)
Other cash paid relating to operating activities		(18,898)	(18,419)
Sub-total of cash outflows		(2,052,621)	(1,392,646)
Net cash flow from operating activities	45(a)	171,262	166,009
Cash flows from investing activities:
Cash received from disposal of investments		1,687	504
Dividends received		1,335	1,133
Net cash received from disposal of fixed assets and intangible assets		16,145	692
Cash received on maturity of time deposits with financial institutions		3,626	1,820
Cash received from derivative financial instruments		4,646	3,253
Other cash received relating to investing activities		660	277
Sub-total of cash inflows		28,099	7,679
Cash paid for acquisition of fixed assets and intangible assets		(114,711)	(116,789)
Cash paid for acquisition of investments		(11,310)	(3,240)
Cash paid for acquisition of time deposits with financial institutions		(3,522)	(2,304)
Cash paid for derivative financial instruments		(5,273)	(3,197)
Sub-total of cash outflows		(134,816)	(125,530)
Net cash flow from investing activities		(106,717)	(117,851)
Cash flows from financing activities:
Cash received from issuance of shares		2	—
Cash received from borrowings		663,491	781,212
Cash received from issuance of corporate bonds		21,000	61,000
Cash received from contribution from minority shareholders of subsidiaries		408	714
Sub-total of cash inflows		684,901	842,926
Cash repayments of borrowings		(672,804)	(850,683)
Cash repayments of corporate bonds		(31,000)	(15,000)
Cash paid for acquisition of minority interests from subsidiaries, net		—	(213)
Cash paid for dividends, profits distribution or interest		(23,130)	(21,321)
Dividends paid to minority shareholders of subsidiaries		(1,051)	(858)
Distributions to Sinopec Group Company		(13,210)	(1,262)
Sub-total of cash outflows		(741,195)	(889,337)
Net cash flow from financing activities		(56,294)	(46,411)
Effects of changes in foreign exchange rate		(25)	(5)
Net increase in cash and cash equivalents	45(b)	8,226	1,742

These financial statements have been approved by the board of directors on 25 March 2011.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 82 to 138 form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2010

	Note	2010 RMB millions	2009 RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,383,041	1,019,516
Rentals received		163	192
Other cash received relating to operating activities		12,635	19,646
Sub-total of cash inflows		1,395,839	1,039,354
Cash paid for goods and services		(1,034,940)	(730,312)
Cash paid for operating leases		(9,948)	(6,351)
Cash paid to and for employees		(24,742)	(24,040)
Value added tax paid		(48,521)	(32,671)
Income tax paid		(8,420)	(111)
Taxes paid other than value added tax and income tax		(123,684)	(109,150)
Other cash paid relating to operating activities		(19,399)	(18,617)
Sub-total of cash outflows		(1,269,654)	(921,252)
Net cash flow from operating activities	45(a)	126,185	118,102
Cash flows from investing activities:
Cash received from disposal of investments		146	16
Dividends received		19,815	10,976
Net cash received from disposal of fixed assets and intangible assets		16,137	527
Cash received on maturity of time deposits with financial institutions		73	57
Other cash received relating to investing activities		290	107
Sub-total of cash inflows		36,461	11,683
Cash paid for acquisition of fixed assets and intangible assets		(104,495)	(99,362)
Cash paid for acquisition of investments		(26,539)	(7,394)
Cash paid for acquisition of time deposits with financial institutions		(50)	(50)
Sub-total of cash outflows		(131,084)	(106,806)
Net cash flow from investing activities		(94,623)	(95,123)
Cash flows from financing activities:
Cash received from issuance of shares		2	—
Cash received from borrowings		292,370	581,704
Cash received from issuance of corporate bonds		20,000	60,000
Sub-total of cash inflows		312,372	641,704
Cash repayments of borrowings		(284,918)	(626,552)
Cash repayments of corporate bonds		(30,000)	(15,000)
Cash paid for acquisition of minority interests from subsidiaries, net		—	(213)
Cash paid for dividends, profits distribution or interest		(21,802)	(19,183)
Distributions to Sinopec Group Company		(33)	(1,262)
Sub-total of cash outflows		(336,753)	(662,210)
Net cash flow from financing activities		(24,381)	(20,506)
Net increase in cash and cash equivalents	45(b)	7,181	2,473

These financial statements have been approved by the board of directors on 25 March 2011.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 82 to 138 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2010

	Share capital RMB millions	Capital reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Foreign currency translation difference RMB millions	Total shareholders’ equity attributable to equity shareholders of the Company RMB millions	Minority interests RMB millions	Total share holders’ equity RMB Millions

Balance at 31 December 2008	86,702	40,848	90,078	111,672	—	329,300	20,866	350,166
Adjustment for the combination of entities under common control (Note 1)	—	—	—	1,962	(68)	1,894	1,552	3,446
Balance at 1 January 2009	86,702	40,848	90,078	113,634	(68)	331,194	22,418	353,612
Change for the year
1. Net profit	—	—	—	62,677	—	62,677	3,844	66,521
2. Other comprehensive income:
－ Cash flow hedges	—	54	—	—	—	54	—	54
－ Available-for-sale financial assets	—	(138)	—	—	—	(138)	(37)	(175)
－ Share of other comprehensive income of associates	—	806	—	—	—	806	—	806
－ Foreign currency translation difference	—	—	—	—	(2)	(2)	(2)	(4)
Total other comprehensive income	—	722	—	—	(2)	720	(39)	681
Total comprehensive income	—	722	—	62,677	(2)	63,397	3,805	67,202
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
－ Appropriation for surplus reserves	—	—	24,953	(24,953)	—	—	—	—
－ Distributions to shareholders (Note 44)	—	—	—	(13,872)	—	(13,872)	—	(13,872)
4. Consideration for the combination of entities under common control (Note 1)	—	(771)	—	—	—	(771)	—	(771)
5. Acquisition of minority interests	—	(18)	—	—	—	(18)	(4)	(22)
6. Distributions to minority interests, net of contributions	—	—	—	—	—	—	(144)	(144)
7. Distribution to Sinopec Group Company	—	(49)	—	—	—	(49)	—	(49)
8. Government grants	—	580	—	—	—	580	12	592
9. Reclassification	—	(3,110)	—	3,110	—	—	—	—
Total transactions with owners	—	(3,368)	24,953	(35,715)	—	(14,130)	(136)	(14,266)
Balance at 31 December 2009	86,702	38,202	115,031	140,596	(70)	380,461	26,087	406,548

	Share capital RMB millions	Capital reserve RMB millions	Special reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Translation difference in foreign currency statements RMB millions	Total shareholders’ equity attributable to equity shareholders of the Company RMB millions	Minority interests RMB millions	Total share holders’ equity RMB millions

Balance at 1 January 2010	86,702	38,202	—	115,031	140,596	(70)	380,461	26,087	406,548
Change for the year
1. Net profit	—	—	—	—	70,713	—	70,713	6,130	76,843
2. Other comprehensive income:
－ Cash flow hedges	—	(221)	—	—	—	—	(221)	—	(221)
－ Available-for-sale financial assets	—	(9)	—	—	—	—	(9)	—	(9)
－ Share of other comprehensive income of associates	—	(533)	—	—	—	—	(533)	—	(533)
－ Foreign currency translation difference	—	—	—	—	—	(1,244)	(1,244)	(116)	(1,360)
Total other comprehensive income	—	(763)	—	—	—	(1,244)	(2,007)	(116)	(2,123)
Total comprehensive income	—	(763)	—	—	70,713	(1,244)	68,706	6,014	74,720
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
－ Appropriation for surplus reserves	—	—	—	26,680	(26,680)	—	—	—	—
－ Distributions to shareholders (Note 44)	—	—	—	—	(16,473)	—	(16,473)	—	(16,473)
4. Warrants exercised (Note 30)	—	2	—	—	—	—	2	—	2
5. Consideration for the combination of entities under common control (Note 1)	—	(13,177)	—	—	—	—	(13,177)	—	(13,177)
6. Acquisition of minority interests (Note 31)	—	(9)	—	—	—	—	(9)	—	(9)
7. Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(643)	(643)
8. Net increase in special reserve for the year	—	—	1,325	—	—	—	1,325	60	1,385
9. Government grants	—	321	—	—	—	—	321	37	358
10. Reclassification	—	4,867	—	—	(5,024)	157	—	—	—
11. Others	—	(29)	—	—	—	—	(29)	—	(29)
Total transactions with owners	—	(8,025)	1,325	26,680	(48,177)	157	(28,040)	(546)	(28,586)
Balance at 31 December 2010	86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682

These financial statements have been approved by the board of directors on 25 March 2011.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 82 to 138 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2010

	Share capital RMB millions	Capital reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Total shareholders’ equity RMB millions

Balance at 1 January 2009	86,702	38,464	90,078	83,714	298,958
Change for the year
1. Net profit	—	—	—	49,525	49,525
2. Other comprehensive income
－ Available-for-sale financial assets	—	24	—	—	24
－ Share of other comprehensive income of associates	—	806	—	—	806
Total other comprehensive income	—	830	—	—	830
Total comprehensive income	—	830	—	49,525	50,355
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
－ Appropriation for surplus reserves	—	—	24,953	(24,953)	—
－ Distributions to shareholders (Note 44)	—	—	—	(13,872)	(13,872)
4. Distributions to Sinopec Group Company	—	(1,600)	—	—	(1,600)
5. Government grants	—	540	—	—	540
Total transactions with owners	—	(1,060)	24,953	(38,825)	(14,932)
Balance at 31 December 2009	86,702	38,234	115,031	94,414	334,381

	Share capital RMB millions	Capital reserve RMB millions	Special reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Total shareholders’ equity RMB millions

Balance at 1 January 2010	86,702	38,234	—	115,031	94,414	334,381
Change for the year
1. Net profit	—	—	—	—	66,798	66,798
2. Other comprehensive income
－ Available-for-sale financial assets	—	(9)	—	—	—	(9)
－ Share of other comprehensive income of associates	—	(533)	—	—	—	(533)
Total other comprehensive income	—	(542)	—	—	—	(542)
Total comprehensive income	—	(542)	—	—	66,798	66,256
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
－ Appropriation for surplus reserves (Note 32)	—	—	—	26,680	(26,680)	—
－ Distributions to shareholders (Note 44)	—	—	—	—	(16,473)	(16,473)
4. Warrants exercised (Note 30)	—	2	—	—	—	2
5. Net increase in special reserve for the year	—	—	1,025	—	—	1,025
6. Government grants	—	257	—	—	—	257
7. Others	—	(29)	—	—	—	(29)
Total transactions with owners	—	230	1,025	26,680	(43,153)	(15,218)
Balance at 31 December 2010	86,702	37,922	1,025	141,711	118,059	385,419

These financial statements have been approved by the board of directors on 25 March 2011.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 82 to 138 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2010

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” ( the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1) the exploration, development and production of crude oil and natural gas;

(2) the refining, transportation, storage and marketing of crude oil and petroleum product, and

(3) the production and sale of chemicals.

Pursuant to the resolution passed at the Directors’ meeting on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations (collectively the “Acquired Group”) from Sinopec Group Company for total cash considerations of RMB 771 million (hereinafter referred to as the “Acquisition of the Acquired Group”).

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of Sonangol Sinopec International Limited (“SSI”) from Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company, and the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (hereinafter referred to as the “Acquisition of SSI”).

As the Group and SSI are under the common control of Sinopec Group Company, the Acquisition of SSI is considered as “combination of entities under common control”. Accordingly, the assets and liabilities of SSI have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operations and the assets and liabilities of SSI on a combined basis. The difference between the total considerations paid over the amount of the net assets of SSI was accounted for as an equity transaction.

The financial information of SSI from 1 January 2010 to 30 September 2010 (acquisition date) are set out as below:

The acquiree	Reasons for the judgement that the acquisition is considered as “combination of entities under common control”	Substantial controller of the common control	Revenues from 1 January 2010 to 30 September 2010 RMB millions	Net profit from 1 January 2010 to 30 September 2010 RMB millions

SSI	The acquiree and the Company are under common control of Sinopec Group Company	Sinopec Group Company	12,009	3,043

2	BASIS OF PREPARATION

	(1)	Statement of compliance China Accounting Standards for Business Enterprises (“ASBE”)

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises － Basic Standards and 38 specific standards issued by the MOF on 15 February 2006 and the practice guide of the Accounting Standards for Business Enterprises, the explanations to the Accounting Standards for Business Enterprises and other regulations issued thereafter (collectively, ASBE). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2010.

	(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

	(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

		—	Available-for-sale financial assets (see Note 3(11))
		—	Convertible bonds (see Note 3(11))

	(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

	(1)	Accounting treatment of business combination involving entities under common control and not under common control

		(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained profits in case of any shortfall in the share premium of capital reserve. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

		(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in profit or loss for the period. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c) Method for preparation of consolidated financial statements

The consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets is adjusted to the capital reserve in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve in the consolidated balance sheet. If the credit balance of capital reserve is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the period. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

	(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained profits”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

	(4)	Inventories
Inventories are stated at the lower of cost and net realisable value.

Cost includes the cost of purchase and processing, and other cost. Inventories are stated at cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

	(5)	Long-term equity investments

(a) Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s financial statements, investments in subsidiaries are accounted for using the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income of the current period based on the Company’s proportionate interest in the investee entity, excluding the cash dividends or the profits declared but not distributed in the considerations paid to acquire the investment. The investments are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the book value of the acquired entities’ net assets at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the total cost of initial investment comprises of book value of investment in the acquiree held by the Company and the cost of additional investment acquired on the acquisition date. Other comprehensive income recognised for holding the equity interest in the acquiree before the acquisition date, is transferred to the investment income when investment is disposed.

The initial investment cost of a long-term equity investment obtained through other business combinations involving entities not under common control is accounted for as the aggregate of the fair value of assets given on the acquisition date, liabilities incurred or assumed, and equity securities issued by the Company in exchange for control of the acquiree.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Company acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

(b) Investment in jointly controlled entities and associates

A jointly controlled entity is an entity of which the Group can exercise joint control with other venturers. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all venturers.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

At the balance sheet date, impairment losses on investment in jointly controlled entities and associates are measured according to Note 3(12).

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments (Continued)

(b) Investment in jointly controlled entities and associates (Continued)

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

(c) Other long-term equity investments

Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value can not be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates.

Other long-term investments are subsequently accounted for under the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income of the current period based on the Group’s proportionate interest in the investee entity, excluding the cash dividends or profits declared but not distributed in the considerations paid to acquire the investments.

	(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over 1 year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(6)	Fixed assets and construction in progress (Continued)

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Fixed assets other than oil and gas properties are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	15-45 years	3%-5%
Machinery, equipment, vehicles and others	4-18 years	3%
Oil depots, storage tanks and service stations	8-25 years	3%-5%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Mineral interests in properties are capitalised as oil and gas properties when acquired. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less residual value and impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

(9)	Goodwill

Goodwill represents the excess of cost of business combination over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)	Non-current assets held for sale

A non-current asset is classified as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may be fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc. but not include deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as impairment loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

		(a)	Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

			—	Financial asset and financial liability at fair value through profit or loss (including financial asset or financial liability held for trading)

Financial assets, financial liabilities and derivative instruments held by the Group for the purpose of selling or repurchasing in short term. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss.

			—	Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest method.

			—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity.

After the initial recognition, held-to-maturity investments are stated at amortised cost using the effective interest rate method.

			—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories. Investments in equity instruments that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are stated at cost.

Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest method is recognised in profit or loss (see Note 3(17)(c)).

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(a)	Classification, recognition and measurement of financial instruments (Continued)

			—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Among other financial liabilities, financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingent liabilities (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

In the balance sheet, financial assets and financial liabilities are separately disclosed and not offset unless all of the following conditions are met:

				—	the Group has a legally enforceable right to offset financial assets against financial liabilities, and

				—	the Group intends to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

		(b)	Determination of fair value

Fair value of financial asset or financial liability is determined with reference to quoted market price in active market without adjusting for transaction costs that may be incurred upon future disposal or settlement is used to establish the fair value of financial asset or financial liability. For a financial asset held or a financial liability to be assumed, the quoted price is the current bid price and, for a financial asset to be acquired or a financial liability assumed, it is the current asking price.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

		(c)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(c)	Hedge accounting (Continued)

			—	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

				—	the cumulative gain or loss on the hedging instrument from inception of the hedge

				—	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same year during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

			—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

			—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(d)	Convertible bonds

			—	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and capital reserve (share premium) as consideration for the shares issued. If the bond is redeemed, the capital reserve (other capital reserve) is transferred to capital reserve (share premium).

			—	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in profit or loss.

		(e)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

			—	the carrying amounts, and

			—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets

		(a)	Impairment of financial assets

The carrying amount of financial assets (other than those at fair value through profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to:

			(a)	significant financial difficulty of the debtor;

			(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

			(c)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

			(d)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

			(e)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

			(f)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

			—	Receivables and held-to-maturity investments

Receivables and held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

			—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss.

		(b)	Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the assets remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

	(14)	Employee benefits

Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

		(a)	Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Group has joined a basic pension insurance for the employees arranged by local Labour and Social Security Bureaus. The Group makes contributions to the pension insurance at the applicable rates based on the amounts stipulated by the government organisation. The contributions are charged to profit or loss on an accrual basis. When employees retire, the local Labour and Social Security Bureaus are responsible for the payment of the basic pension benefits to the retired employees. The Group does not have any other obligations in this respect.

		(b)	Housing fund and other social insurance

Besides the pension benefits, pursuant to the relevant laws and regulations of the PRC, the Group has joined defined social security contributions for employees, such as a housing fund, basic medical insurance, unemployment insurance, injury insurance and maternity insurance. The Group makes contributions to the housing fund and other social insurances mentioned above at the applicable rate(s) based on the employees’ salaries. The contributions are recognised as cost of assets or charged to profit or loss on an accrual basis.

		(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied:

			—	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly

			—	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

	(15)	Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

		—	the taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

		—	they relate to income taxes levied by the same tax authority on either:

			—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(16)	Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

A provision for onerous contracts is recognised when the economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

	(17)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met:

		(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

			—	the significant risks and rewards of ownership and title have been transferred to buyers, and

			—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue form the sale of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

		(b)	Revenues from rendering services

The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably at the balance sheet date, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs incurred are recognised in profit or loss and no service revenue is recognised.

		(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

	(18)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

	(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

	(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

	(22)	Research and development costs
Research and development costs are recognised in profit or loss when incurred.

	(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

	(24)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

	(25)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

		(a)	the holding company of the Company;

		(b)	the subsidiaries of the Company;

		(c)	the parties that are subject to common control with the Company;

		(d)	investors that have joint control or exercise significant influence over the Group;

		(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

		(f)	jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

		(g)	associates of the Group, including subsidiaries of the associates;

		(h)	the major individual investors of the Group and a close family member of such individuals;

		(i)	the member of key management personnel of the Group, and a close family member of such individuals;

		(j)	the member of key management personnel of the Company’s holding company;

		(k)	close family member of key management personnel of the Company’s holding company; and

		(l)	an entity which is under control, joint control of major individual investor, key management personnel or a close family member of such individuals.

	(26)	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

		—	Engage in business activities from which it may earn revenues and incur expenses;

		—	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

		—	For which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax and education surcharge.

The Corporate Income Tax Law of the People’s Republic of China (“new tax law”) took effect on 1 January 2008. According to the new tax law, the income tax rate applicable to the Group is changed to 25% from 1 January 2008; however, certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five-year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is changed from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for foreign investment enterprises operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. The applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% remains at 15% for the years ending 31 December 2010.

Effective from 1 January 2009, the consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tone, respectively. Among them, the consumption tax of jet fuel oil is suspended.

Resources tax is levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne and RMB 7 to RMB 15 per 1000 cubic metre, respectively. Effective from 1 June 2010, the resources tax rate of crude oil and natural gas in Xinjiang adopted rate on value method with tax rate of 5%, instead of the previous amount on volume method, and effective from 1 December 2010, the resources tax rate of crude oil and natural gas in the western region adopted rate on value method with tax rate of 5%, instead of the previous amount on volume method.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. The levy starts at USD 40 per barrel and the imposed rate ranges from 20% to 40%.

The branches and subsidiaries granted with tax concession are set out below:

Name of branches and subsidiaries	Preferential tax rate	Reasons for granting concession

Sinopec National Star Xibei Branch	15%	Tax preferential policy in the western part of China
Tahe Oilfield Petrochemical Factory	15%	Tax preferential policy in the western part of China
Zhanjiang Dongxing Petrochemical Company Limited	22%	Foreign investment enterprise
Sinopec Hainan Refining and Chemical Company Limited	2-year exemption and 3-year 50% reduction	Foreign investment enterprise

5	CASH AT BANK AND ON HAND

The Group

	2010			2009
	Original currency millions	Exchange rates	RMB millions	Original currency millions	Exchange rates	RMB millions

Cash on hand
Renminbi			130			140
Cash at bank
Renminbi			9,072			4,070
US Dollars	43	6.6227	284	48	6.8282	330
Hong Kong Dollars	31	0.8509	26	100	0.8805	88
Japanese Yen	123	0.0813	10	190	0.0738	14
Euro	2	8.8065	15	4	9.7971	40
			9,537			4,682
Deposits at related parties
Renminbi			8,363			3,328
US Dollars	22	6.6227	147	272	6.8282	1,858
Hong Kong Dollars	6	0.8509	5	69	0.8805	61
Euro	10	8.8065	88	9	9.7971	89
Total cash at bank and on hand			18,140			10,018

The Company

	2010			2009
	Original currency millions	Exchange rates	RMB millions	Original currency millions	Exchange rates	RMB millions

Cash on hand
Renminbi			110			111
Cash at bank
Renminbi			4,953			2,290
US Dollars	—	6.6227	1	—	6.8282	1
			5,064			2,402
Deposits at related parties
Renminbi			6,817			2,321
US Dollars	—	6.6227	1	—	6.8282	1
Total cash at bank and on hand			11,882			4,724

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2010, time deposits with financial institutions of the Group and the Company amounted to RMB 1,132 million (2009: RMB 1,236 million) and RMB 1 million (2009: RMB 24 million), respectively.

6	BILLS RECEIVABLES

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2010, the Group’s and the Company’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 6,155 million (2009: RMB 10,213 million) and RMB 5,725 million (2009: RMB 9,597 million), respectively, all of which are due before 31 December 2011.

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Amounts due from subsidiaries	—	—	9,930	9,509
Amounts due from Sinopec Group Company and fellow subsidiaries	1,848	697	1,180	494
Amounts due from associates and jointly controlled entities	8,886	335	4,344	187
Amounts due from others	33,681	27,481	2,293	2,326
	44,415	28,513	17,747	12,516
Less: Allowance for doubtful accounts	1,322	1,921	1,087	1,526
Total	43,093	26,592	16,660	10,990

Ageing analysis on accounts receivable is as follows:

	The Group
	2010				2009
	Amount RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %	Amount RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %

Within one year	43,037	96.9	0	0.0	26,422	92.7	7	0.0
Between one and two years	61	0.1	25	41.0	185	0.6	31	16.8
Between two and three years	27	0.1	16	59.3	32	0.1	21	65.6
Over three years	1,290	2.9	1,281	99.3	1,874	6.6	1,862	99.4
Total	44,415	100.0	1,322		28,513	100.0	1,921

	The Company
	Amount RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %	Amount RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %

Within one year	16,620	93.6	0	0.0	10,829	86.5	6	0.1
Between one and two years	39	0.2	24	61.5	174	1.4	24	13.8
Between two and three years	23	0.1	6	26.1	28	0.2	20	71.4
Over three years	1,065	6.1	1,057	99.2	1,485	11.9	1,476	99.4
Total	17,747	100.0	1,087		12,516	100.0	1,526

At 31 December 2010 and 2009, the total amounts of the top five accounts receivable of the Group are set out below:

	2010	2009

Total amount (RMB millions)	12,890	9,603
Ageing	Within 1 year	Within 1 year
Percentage to the total balance of accounts receivable	29.0%	31.8%

At 31 December 2010, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 10,734 million and RMB 15,454 million (2009: RMB 1,032 million and RMB 10,190 million), representing 24.2% and 87.1% (2009: 3.6% and 81.4%) of the total accounts receivable.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the year ended 31 December 2010 and 2009, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2010 and 2009, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2010 and 2009, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Amounts due from subsidiaries	—	—	23,103	17,737
Amounts due from Sinopec Group Company and fellow subsidiaries	556	705	428	615
Amounts due from associates and jointly controlled entities	2,488	57	2,468	41
Amounts due from others	8,912	6,229	3,690	3,855
	11,956	6,991	29,689	22,248
Less: Allowance for doubtful accounts	2,076	2,486	2,256	2,998
Total	9,880	4,505	27,433	19,250

Ageing analysis of other receivables is as follows:

	The Group
	2010				2009
	Amount RMB millions	Percentage of total other receivables %	Allowance RMB millions	Percentage of allowance of other receivables balance %	Amount RMB millions	Percentage of total other receivables %	Allowance RMB millions	Percentage of allowance of other receivables balance %

Within one year	8,994	75.3	78	0.9	3,384	48.4	40	1.2
Between one and two years	412	3.4	33	8.0	528	7.6	85	16.1
Between two and three years	144	1.2	55	38.2	342	4.9	119	34.8
Over three years	2,406	20.1	1,910	79.4	2,737	39.1	2,242	81.9
Total	11,956	100.0	2,076		6,991	100.0	2,486

	The Company
	2010				2009
	Amount RMB millions	Percentage of total other receivables %	Allowance RMB millions	Percentage of allowance of other receivables balance %	Amount RMB millions	Percentage of total other receivables %	Allowance RMB millions	Percentage of allowance of other receivables balance %

Within one year	26,769	90.2	2	0.0	18,275	82.2	39	0.2
Between one and two years	199	0.7	22	11.1	389	1.7	39	10.0
Between two and three years	133	0.4	50	37.6	227	1.0	58	25.6
Over three years	2,588	8.7	2,182	84.3	3,357	15.1	2,862	85.3
Total	29,689	100.0	2,256		22,248	100.0	2,998

At 31 December 2010 and 2009, the total amounts of the top five other receivables of the Group are set out below:

	2010	2009

Total amount (RMB millions)	3,129	710
Ageing	From within one year to over three years	From within one year to over three years
Percentage to the total balance of other receivables	26.2%	10.2%

At 31 December 2010, the Group’s and the Company’s other receivables due from related parties amounted to RMB 3,044 million and RMB 25,999 million (2009: RMB 762 million and RMB 18,393 million), representing 25.5% and 87.6% (2009: 10.9% and 82.7%) of the total of other receivables.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the year ended 31 December 2010 and 2009, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2010 and 2009, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2010 and 2009, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS

All prepayments are aged within one year.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

10	INVENTORIES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Raw materials	84,428	87,587	56,858	54,326
Work in progress	13,089	11,609	9,393	8,182
Finished goods	55,945	39,737	34,706	24,782
Spare parts and consumables	4,175	3,832	2,908	2,285
	157,637	142,765	103,865	89,575
Less: Provision for diminution in value of inventories	1,091	1,038	695	582
	156,546	141,727	103,170	88,993

Provision for diminution in value of inventories is mainly against spare parts and consumables. For the year ended 31 December 2010, the provision for diminution in value of inventories of the Group and the Company was primarily due to the costs of inventories of the refining and chemicals segments were higher than their net realisable value.

11	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in jointly controlled entities RMB millions	Investments in associates RMB millions	Other equity investments RMB millions	Provision for impairment losses RMB millions	Total RMB millions

Balance at 1 January 2010	13,928	18,162	1,610	(197)	33,503
Additions for the year	3,526	4,057	922	—	8,505
Share of profits less losses from investments accounted for under the equity method	3,179	2,211	—		5,390
Change of capital reserve from investments accounted for under the equity method	—	(533)	—	—	(533)
Dividends receivable / received	(434)	(910)	—	—	(1,344)
Disposals for the year	—	(172)	(325)	—	(497)
Movement of provision for impairment losses	—	—	—	13	13
Balance at 31 December 2010	20,199	22,815	2,207	(184)	45,037

The Company

	Investments in subsidiaries RMB millions	Investments in jointly controlled entities RMB millions	Investments in associates RMB millions	Other equity investments RMB millions	Provision for impairment losses RMB millions	Total RMB millions

Balance at 1 January 2010	67,574	6,806	13,796	891	(147)	88,920
Additions for the year	20,378	3,319	3,225	218	—	27,140
Share of profits less losses from investments accounted for under the equity method	—	1,825	1,354	—	—	3,179
Change of capital reserve from investments accounted for under the equity method	—	—	(533)	—	—	(533)
Dividends receivable / received	—	(298)	(538)	—	—	(836)
Disposals for the year	—	—	(165)	(98)	—	(263)
Movement of provision for impairment losses	—	—	—	—	(6,253)	(6,253)
Balance at 31 December 2010	87,952	11,652	17,139	1,011	(6,400)	111,354

Details of the Company’s principal subsidiaries are set out in Note 48.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates are as follows:

Name of investees	Register location	Legal representative	Registered capital RMB millions	Percentage of equity/voting right directly or indirectly held by the Company	Total assets at the year end RMB millions	Total liability at the year end RMB millions	Operating revenue for the year RMB millions

1. Joint controlled entities
Shanghai Secco Petrochemical Company Limited	Shanghai	Jeanne Marie Johns	USD 901	50%	18,079	7,809	29,169
BASF-YPC Company Limited	Jiangsu Provice	Ma Qiulin	13,634	40%	24,100	9,006	17,304
Fujian Refining and Petrochemical Company Limited	Fujian Province	Lu Dong	12,806	50%	45,993	34,648	58,571
SINOPEC SABIC Tianjin Petrochemical Company Limited	Tianjin	Khaled A. Almana	6,120	50%	22,764	16,518	18,688
2. Associates
Sinopec Finance Company Limited	Beijing	Li Chunguang	8,000	49%	112,609	99,213	2,294
China Aviation Oil Supply Company Limited	Beijing	Sun Li	3,800	29%	14,894	8,333	62,854
Zhongtian Synergetic Energy Company Limited	Inner Mongolia	Cao Zumin	3,678	38.75%	4,510	81	—
Shanghai Chemical Industry Park Development Company Limited	Shanghai	Rong Guangdao	2,372	38.26%	7,298	3,735	16
Shanghai Petroleum Company Limited	Shanghai	Xu Guobao	900	30%	3,763	734	1,180

All the jointly controlled entities and associates above are limited companies.

The Group’s effective interest share of the jointly controlled entities’ net assets, operating income and net profit are as follows:

	2010	2010
	RMB millions	RMB millions

Net assets	20,199	13,928
Operating income	61,523	25,141
Net profit	3,179	1,240

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the year ended 31 December 2010, the Group had no individually significant long-term investments which had been provided for impairment losses; for the year ended 31 December 2010, the company has recognised impairment losses of RMB 6,257 million on goodwill related to acquisition of minority interests in prior years (Note 15).

12	FIXED ASSETS

The Group - by segment

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Others RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2010	434,266	203,215	116,080	194,956	11,308	959,825
Additions for the year	4,021	123	1,100	88	255	5,587
Transferred from construction in progress	67,922	11,922	12,370	22,964	2,872	118,050
Reclassifications	343	144	271	(169)	(589)	—
Disposals	(370)	(2,980)	(2,144)	(2,603)	(141)	(8,238)
Contributed to a jointly controlled entity	—	—	—	(290)	—	(290)
Foreign exchange loss	(809)	—	(103)	—	(4)	(916)
Reclassification to other assets	—	(39)	(451)	—	(146)	(636)
Balance at 31 December 2010	505,373	212,385	127,123	214,946	13,555	1,073,382
Accumulated depreciation:
Balance at 1 January 2010	203,777	93,141	31,598	122,465	3,861	454,842
Depreciation charge for the year	31,393	11,227	5,946	8,483	925	57,974
Reclassifications	12	(28)	25	(120)	111	—
Written back on disposals	(167)	(2,402)	(1,001)	(2,278)	(109)	(5,957)
Foreign exchange loss	(218)	—	(41)	—	(1)	(260)
Reclassification to other assets	—	(3)	(68)	—	(12)	(83)
Balance at 31 December 2010	234,797	101,935	36,459	128,550	4,775	506,516
Provision for impairment losses:
Balance at 1 January 2010	7,927	1,278	2,882	8,075	6	20,168
Additions for the year	1,889	1,649	1,055	2,953	21	7,567
Reclassifications	—	25	—	(25)	—	—
Written off for the year	(10)	(376)	(952)	(221)	(10)	(1,569)
Balance at 31 December 2010	9,806	2,576	2,985	10,782	17	26,166
Net book value:
Balance at 31 December 2010	260,770	107,874	87,679	75,614	8,763	540,700
Balance at 31 December 2009	222,562	108,796	81,600	64,416	7,441	484,815

12	FIXED ASSETS (Continued)

The Company - by segment

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Others RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2010	376,098	163,600	89,024	121,273	9,452	759,447
Additions for the year	3,908	96	184	21	59	4,268
Transferred from construction in progress	62,683	10,280	8,291	20,934	2,716	104,904
Transferred from subsidiaries	—	112	21	247	—	380
Transferred to subsidiaries	—	(15)	(654)	(6)	(67)	(742)
Reclassifications	343	142	279	(178)	(586)	—
Disposals	(369)	(2,869)	(1,899)	(2,055)	(105)	(7,297)
Contributed to a jointly controlled entity	—	—	—	(290)	—	(290)
Reclassification to other assets	—	(39)	(432)	—	(48)	(519)
Balance at 31 December 2010	442,663	171,307	94,814	139,946	11,421	860,151
Accumulated depreciation:
Balance at 1 January 2010	178,215	80,552	26,829	73,717	2,990	362,303
Depreciation charge for the year	25,165	8,580	4,360	5,810	785	44,700
Transferred from subsidiaries	—	2	1	131	—	134
Transferred to subsidiaries	—	—	(214)	—	(25)	(239)
Reclassifications	12	(41)	41	(161)	149	—
Written back on disposals	(166)	(2,303)	(886)	(1,791)	(92)	(5,238)
Reclassification to other assets	—	(3)	(68)	—	—	(71)
Balance at 31 December 2010	203,226	86,787	30,063	77,706	3,807	401,589
Provision for impairment losses:
Balance at 1 January 2010	5,721	1,168	2,595	6,675	6	16,165
Additions for the year	1,856	1,638	946	2,484	21	6,945
Reclassifications	—	25	—	(25)	—	—
Written off for the year	(10)	(369)	(866)	(163)	(10)	(1,418)
Balance at 31 December 2010	7,567	2,462	2,675	8,971	17	21,692
Net book value:
Balance at 31 December 2010	231,870	82,058	62,076	53,269	7,597	436,870
Balance at 31 December 2009	192,162	81,880	59,600	40,881	6,456	380,979

12	FIXED ASSETS (Continued)

The Group - by asset class

	Plants and buildings RMB millions	Oil and gas properties RMB millions	Oil depots, storage tanks and service stations RMB millions	Machinery, equipment, vehicles and others RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2010	61,142	366,089	136,706	395,888	959,825
Additions for the year	259	3,421	1,023	884	5,587
Transferred from construction in progress	5,150	58,465	17,889	36,546	118,050
Reclassifications	996	5	325	(1,326)	—
Disposals	(767)	—	(1,675)	(5,796)	(8,238)
Contributed to a jointly controlled entity	(290)	—	—	—	(290)
Foreign exchange loss	(33)	(809)	(22)	(52)	(916)
Reclassification to other assets	(204)	—	(389)	(43)	(636)
Balance at 31 December 2010	66,253	427,171	153,857	426,101	1,073,382
Accumulated depreciation:
Balance at 1 January 2010	28,497	172,493	31,723	222,129	454,842
Depreciation charge for the year	2,442	28,196	6,857	20,479	57,974
Reclassifications	259	(9)	(21)	(229)	—
Written back on disposals	(319)	—	(771)	(4,867)	(5,957)
Foreign exchange loss	(14)	(218)	(8)	(20)	(260)
Reclassification to other assets	—	—	(77)	(6)	(83)
Balance at 31 December 2010	30,865	200,462	37,703	237,486	506,516
Provision for impairment losses:
Balance at 1 January 2010	1,695	7,875	2,483	8,115	20,168
Additions for the year	660	1,789	1,070	4,048	7,567
Reclassifications	4	—	7	(11)	—
Written off for the year	(180)	—	(762)	(627)	(1,569)
Balance at 31 December 2010	2,179	9,664	2,798	11,525	26,166
Net book value:
Balance at 31 December 2010	33,209	217,045	113,356	177,090	540,700
Balance at 31 December 2009	30,950	185,721	102,500	165,644	484,815

12	FIXED ASSETS (Continued)

The Company - by asset class

	Plants and buildings RMB millions	Oil and gas properties RMB millions	Oil depots, storage tanks and service stations RMB millions	Machinery, equipment, vehicles and others RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2010	43,332	314,118	114,278	287,719	759,447
Additions for the year	45	3,310	537	376	4,268
Transferred from construction in progress	4,450	53,423	14,423	32,608	104,904
Transferred from subsidiaries	157	—	172	51	380
Transferred to subsidiaries	(175)	—	(495)	(72)	(742)
Reclassifications	689	5	403	(1,097)	—
Disposals	(696)	—	(1,541)	(5,060)	(7,297)
Contributed to a jointly controlled entity	(290)	—	—	—	(290)
Reclassification to other assets	(107)	—	(370)	(42)	(519)
Balance at 31 December 2010	47,405	370,856	127,407	314,483	860,151
Accumulated depreciation:
Balance at 1 January 2010	17,792	148,755	27,839	167,917	362,303
Depreciation charge for the year	1,807	22,117	5,444	15,332	44,700
Transferred from subsidiaries	31	—	84	19	134
Transferred to subsidiaries	(106)	—	(116)	(17)	(239)
Reclassifications	267	(9)	26	(284)	—
Written back on disposals	(278)	—	(724)	(4,236)	(5,238)
Reclassification to other assets	—	—	(66)	(5)	(71)
Balance at 31 December 2010	19,513	170,863	32,487	178,726	401,589
Provision for impairment losses:
Balance at 1 January 2010	1,396	5,674	2,431	6,664	16,165
Addition for the year	634	1,789	957	3,565	6,945
Reclassifications	4	—	7	(11)	—
Written off for the year	(158)	—	(729)	(531)	(1,418)
Balance at 31 December 2010	1,876	7,463	2,666	9,687	21,692
Net book value:
Balance at 31 December 2010	26,016	192,530	92,254	126,070	436,870
Balance at 31 December 2009	24,144	159,689	84,008	113,138	380,979

Notes:
The additions in the exploration and production segment and oil and gas properties of the Group and the Company for year ended 31 December 2010 included RMB 3,389 million (2009: RMB 2,013 million) and RMB 3,278 million (2009: RMB 1,897 million), respectively of the estimated dismantlement costs for site restoration.

The factor resulting in the exploration and production (“E&P”) segment impairment losses of RMB 1,889 million (2009: RMB 1,595 million) of fixed assets for the year ended 31 December 2010 was high operating and development costs. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 15.6% (2009: 13.5%). The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

Impairment losses recognised on fixed assets of the refining and chemicals segments were RMB 1,649 million (2009: RMB 377 million) and RMB 2,953 million (2009: RMB 3,728 million) for the year ended 31 December 2010. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of the estimated future cash flows of the production facilities using the pre-tax discount rates ranging from 15.2% to 15.9% (2009: 11.2% to 12.1%). The primary factor resulting in the impairment losses on fixed assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price.

Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of RMB 1,055 million (2009: RMB 1,425 million) for the year ended 31 December 2010 primarily relate to certain service stations that were closed or disposed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

At 31 December 2010 and 2009, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2010 and 2009, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2010 and 2009, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

The Group

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Others RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2010	46,886	13,720	17,410	38,589	3,931	120,536
Additions for the year	56,924	19,746	25,017	13,183	1,620	116,490
Transferred to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Reclassification	—	—	219	(219)	—	—
Dry hole costs written off	(4,986)	—	—	—	—	(4,986)
Transferred to fixed assets	(67,922)	(11,922)	(12,370)	(22,964)	(2,872)	(118,050)
Reclassification to other assets	(528)	(270)	(2,757)	(2,145)	(426)	(6,126)
Other decreases	—	(83)	(9)	—	—	(92)
Balance at 31 December 2010	30,374	21,191	27,510	8,985	2,253	90,313
Provision for impairment losses:
Balance at 1 January 2010	—	83	78	—	—	161
Additions for the year	—	516	128	—	—	644
Decreases for the year	—	(83)	(8)	—	—	(91)
Balance at 31 December 2010	—	516	198	—	—	714
Net book value:
Balance at 31 December 2010	30,374	20,675	27,312	8,985	2,253	89,599
Balance at 31 December 2009	46,886	13,637	17,332	38,589	3,931	120,375

At 31 December 2010, major construction projects of the Group are as follows:

Project name	Budgeted amount RMB millions	Balance at 1 January 2010 RMB millions	Net additions/ (decreases) for the year RMB millions	Balance at capitalised at 31 December 2010 RMB millions	Percentage of Completion %	Source of funding	Accumulated interest 31 December 2010 RMB millions

Changling Crude Oil Quality Upgrading Project	5,704	1,060	2,504	3,564	64%	Bank loans & self-financing	39
Wuhan 800,000 tonnes per year Ethylene Construction Project	16,563	859	1,893	2,752	17%	Bank loans & self-financing	36
Beihai Refining Offsite Modification Petroleum & Chemical Project	6,069	366	2,125	2,491	41%	Bank loans & self-financing	5
15,000 million cubic per year Natural Gas Capacity Improvement Project	33,700	22,665	(20,427)	2,238	86%	Bank loans & self-financing	2,287
Yulin Jinan Pipeline Project	6,042	2,314	(1,006)	1,308	65%	Bank loans & self-financing	43

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2010 by the Group and the Company ranged from 3.0% to 6.5% (2009: 3.0% to 6.8%).

13	CONSTRUCTION IN PROGRESS (Continued)

The Company

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Others RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2010	45,832	12,418	13,487	36,710	3,924	112,371
Additions for the year	51,746	17,725	16,281	10,606	1,414	97,772
Contributed to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Reclassification	—	—	219	(219)	—	—
Dry hole costs written off	(4,986)	—	—	—	—	(4,986)
Transferred to fixed assets	(62,683)	(10,280)	(8,291)	(20,934)	(2,716)	(104,904)
Reclassification to other assets	(509)	(201)	(2,005)	(2,143)	(426)	(5,284)
Other decreases	—	(83)	(9)	—	—	(92)
Balance at 31 December 2010	29,400	19,579	19,682	6,561	2,196	77,418
Provision for impairment losses:
Balance at 1 January 2010	—	83	71	—	—	154
Additions for the year	—	516	9	—	—	525
Decreases for the year	—	(83)	(8)	—	—	(91)
Balance at 31 December 2010	—	516	72	—	—	588
Net book value:
Balance at 31 December 2010	29,400	19,063	19,610	6,561	2,196	76,830
Balance at 31 December 2009	45,832	12,335	13,416	36,710	3,924	112,217

14	INTANGIBLE ASSETS

The Group

	Land use rights RMB millions	Patents RMB millions	Non-patent technology RMB millions	Operation rights RMB millions	Others RMB millions	Total RMB millions

Cost:
Balance at 1 January 2010	19,259	3,523	1,518	3,397	1,256	28,953
Additions for the year	4,139	52	1,114	754	411	6,470
Contributed to a jointly controlled entity	(350)	—	—	(198)	—	(548)
Other decreases	(25)	—	—	—	—	(25)
Balance at 31 December 2010	23,023	3,575	2,632	3,953	1,667	34,850
Accumulated amortisation:
Balance at 1 January 2010	2,070	2,383	642	297	620	6,012
Additions for the year	607	221	174	156	188	1,346
Contributed to a jointly controlled entity	—	—	—	(18)	—	(18)
Other decreases	(9)	—	—	—	—	(9)
Balance at 31 December 2010	2,668	2,604	816	435	808	7,331
Provision for impairment losses:
Balance at 1 January 2010/31 December 2010	—	55	24	—	—	79
Net book value:
Balance at 31 December 2010	20,355	916	1,792	3,518	859	27,440
Balance at 31 December 2009	17,189	1,085	852	3,100	636	22,862

Amortisation charged to the intangible assets of the Group for the year ended 31 December 2010 is RMB 1,279 million (2009: RMB 1,002 million).

14	INTANGIBLE ASSETS (Continued)

The Company

	Land use rights RMB millions	Patents RMB millions	Non-patent technology RMB millions	Operation rights RMB millions	Others RMB millions	Total RMB millions

Cost:
Balance at 1 January 2010	12,063	2,789	1,365	3,310	914	20,441
Additions for the year	3,473	38	1,111	607	294	5,523
Contributed to a jointly controlled entity	(350)	—	—	(198)	—	(548)
Other decreases	(18)	—	—	—	—	(18)
Balance at 31 December 2010	15,168	2,827	2,476	3,719	1,208	25,398
Accumulated amortisation:
Balance at 1 January 2010	852	2,141	559	287	510	4,349
Additions for the year	318	169	170	151	104	912
Contributed to a jointly controlled entity	—	—	—	(18)	—	(18)
Other decreases	(4)	—	—	—	—	(4)
Balance at 31 December 2010	1,166	2,310	729	420	614	5,239
Provision for impairment losses:
Balance at 1 January 2010/31 December 2010	—	55	24	—	—	79
Net book value:
Balance at 31 December 2010	14,002	462	1,723	3,299	594	20,080
Balance at 31 December 2009	11,211	593	782	3,023	404	16,01

Amortisation charged to the intangible assets of the Company for the year ended 31 December 2010 is RMB 905 million (2009: RMB 676 million).

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investee	Balance at 1 January 2010 RMB millions	Increase/ (decrease) for the year RMB millions	Provision for impairment losses RMB millions	Net book value at 31 December 2010 RMB millions

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	—	—	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	—	—	4,043
Sinopec Qilu Branch (“Sinopec Qilu”)	2,159	—	(2,159)	—
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”)	2,737	—	(2,737)	—
Sinopec Shengli Oil Field Dynamic Company Limited (“Dynamic”)	1,361	—	(1,361)	—
Hong Kong service stations	926	(31)	—	895
Multiple units without individually significant goodwill	1,780	432	(9)	2,203
Total	14,163	401	(6,266)	8,298

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. The calculations for Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi and Hong Kong service stations, use cash flow projections based on financial budgets approved by management covering a one-year period and forecast on market supply and demand for the second to the fifth year based on market research performed by an external research institution. Cash flows beyond the five-year period are maintained constant. The calculation for Dynamic use cash flow projection based on reserve estimation performed by an external reserve valuer and management expectation on crude oil price. The pre-tax discount rates range from 15.2% to 16.8% (2009: 11.2% to 13.6%).

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period, and the forecast on market supply and demand based on market research performed by an external research institution.

During the year 2010, the carrying amounts of the cash-generating units, Sinopec Qilu, Sinopec Yangzi and Dynamic, were determined to be higher than their recoverable amounts. The reduction in recoverable amounts of Sinopec Qilu and Sinopec Yangzi was primarily due to the drop in future cash flow projections as a result of intense market competition caused by an increase in future supply of relevant petrochemical products in the international market. The reduction in recoverable amount of Dynamic was a result of unsuccessful development drilling in this cash-generating unit. The total impairment losses recognised on the goodwill of Sinopec Qilu, Sinopec Yangzi and Dynamic were RMB 6,257 million for the year 2010. Management believes any reasonably possible change in the key assumptions on which the recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai and Hong Kong service stations are based would not cause carrying amounts of these cash generating units to exceed their recoverable amounts.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

The Group

	Assets		Liabilities		Net balance
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Current
Receivables and inventories	3,507	3,207	—	—	3,507	3,207
Accruals	1,588	815	—	—	1,588	815
Cash flow hedges	31	7	—	(18)	31	(11)
Non-current
Fixed assets	7,961	5,601	(794)	(1,178)	7,167	4,423
Accelerated depreciation	—	—	(14,142)	(8,410)	(14,142)	(8,410)
Tax value of losses carried forward	2,116	3,954	—	—	2,116	3,954
Embedded derivative component of the Convertible Bonds	—	—	(64)	(96)	(64)	(96)
Others	375	99	(17)	(5)	358	94
Deferred tax assets / (liabilities)	15,578	13,683	(15,017)	(9,707)	561	3,976

17	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

The Company

	Assets		Liabilities		Net balance
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Current
Receivables and inventories	3,084	2,928	—	—	3,084	2,928
Accruals	1,617	811	—	—	1,617	811
Non-current
Fixed assets	6,852	4,803	(35)	(429)	6,817	4,374
Accelerated depreciation	—	—	(7,836)	(4,015)	(7,836)	(4,015)
Embedded derivative component of the Convertible Bonds	—	—	(64)	(96)	(64)	(96)
Others	279	54	(16)	(4)	263	50
Deferred tax assets / (liabilities)	11,832	8,596	(7,951)	(4,544)	3,881	4,052

At 31 December 2010, certain subsidiaries of the Company did not recognise the tax value of losses carried forward of RMB 4,215 million (2009: RMB 5,555 million), of which RMB 369 million (2009: RMB 472 million) was incurred for the year ended 31 December 2010, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 64 million, RMB 461 million, RMB 2,933 million, RMB 388 million and RMB 369 million will expire in 2011, 2012, 2013, 2014 and 2015, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

18	DETAILS OF IMPAIRMENT LOSSES

At 31 December 2010, impairment losses of the Group are analysed as follows:

	Note	Balance at 1 January 2010 RMB millions	Provision for the year RMB millions	Written back for the year RMB millions	Written off for the year RMB millions	Balance at 31 December 2010 RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	7	1,921	48	(130)	(517)	1,322
Other receivables	8	2,486	308	(263)	(455)	2,076
		4,407	356	(393)	(972)	3,398
Provision for diminution in value of inventories	10	1,038	1,087	(77)	(957)	1,091
Long-term equity investments	11	197	11	—	(24)	184
Fixed assets	12	20,168	7,567	—	(1,569)	26,166
Construction in progress	13	161	644	—	(91)	714
Intangible assets	14	79	—	—	—	79
Goodwill	15	1,391	6,266	—	—	7,657
Others		49	—	(16)	(1)	32
Total		27,490	15,931	(486)	(3,614)	39,321

At 31 December 2010, impairment losses of the Company are analysed as follows:

	Note	Balance at 1 January 2010 RMB millions	Provision for the year RMB millions	Written back for the year RMB millions	Written off for the year RMB millions	Balance at 31 December 2010 RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	7	1,526	42	(118)	(363)	1,087
Other receivables	8	2,998	206	(115)	(833)	2,256
		4,524	248	(233)	(1,196)	3,343
Provision for diminution in value of inventories	10	582	739	(75)	(551)	695
Long-term equity investments	11	147	6,277	—	(24)	6,400
Fixed assets	12	16,165	6,945	—	(1,418)	21,692
Construction in progress	13	154	525	—	(91)	588
Intangible assets	14	79	—	—	—	79
Others		45	—	(16)	—	29
Total		21,696	14,734	(324)	(3,280)	32,826
See the note of each class of assets for the reason for its impairment losses recognised for the year.

19	SHORT-TERM LOANS

The Group’s and the Company’s short-term loans represent:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Short-term bank loans	11,380	21,587	2,400	5,050
Loans from Sinopec Group Company and fellow subsidiaries	17,918	13,313	4,829	678
Total	29,298	34,900	7,229	5,728

At 31 December 2010, the Group’s and the Company’s weighted average interest rates per annum on short-term loans were 2.7% (2009: 2.5%) and 4.8% (2009: 4.6%), respectively. The majority of the above loans are by credit.

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 31 December 2010 and 2009, the Group and the Company had no significant overdue short-term loan.

20	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. The repayment term is normally within one year.

21	ACCOUNTS PAYABLE

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 31 December 2010 and 2009, the Group and the Company had no individually significant accounts payable aged over one year.

22	ADVANCES FROM CUSTOMERS

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 31 December 2010 and 2009, the Group and the Company had no individually significant advances from customers aged over one year.

23	EMPLOYEE BENEFITS PAYABLE

At 31 December 2010 and 2009, the Group’s and the Company’s employee benefits payable primarily represented wages payable and social insurance payable.

24	TAXES PAYABLE

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Recoverable value-added tax	(4,921)	(9,137)	(5,287)	(8,307)
Consumption tax	17,125	14,586	12,505	11,686
Income tax	10,754	3,034	7,620	1,953
Special oil income levy	5,249	3,719	5,242	3,703
Resources tax	779	796	711	722
Other taxes	4,828	3,779	3,807	3,060
Total	33,814	16,777	24,598	12,817

25	OTHER PAYABLES

At 31 December 2010 and 2009, the Group’s and the Company’s other payables primarily represented payables for constructions.

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 31 December 2010 and 2009, the Group and the Company had no individually significant other payables aged over three years.

26	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s and the Company’s non-current liabilities due within one year represent:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Long-term bank loans
－ Renminbi loans	3,683	5,733	3,583	4,232
－ Japanese Yen loans	308	306	307	306
－ US Dollar loans	536	562	35	79
－ Euro loans	27	85	27	85
	4,554	6,686	3,952	4,702
Long-term other loans
－ Renminbi loans	73	67	5	—
－ US Dollar loans	12	10	2	3
	85	77	7	3
Long-term loans from Sinopec Group Company and fellow subsidiaries
－ Renminbi loans	150	330	150	160
－ US Dollar loans	741	2,223	—	—
	891	2,553	150	160
Long-term loans due within one year	5,530	9,316	4,109	4,865

At 31 December 2010 and 2009, the Group and the Company had no significant overdue long-term loans.

27	LONG-TERM LOANS

The Group’s and the Company’s long-term loans represent:

		The Group		The Company
	Interest rate and final maturity	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Long-term bank loans
Renminbi loans	Interest rates ranging from interest free to 5.64% per annum at 31 December 2010 with maturities through 2025	23,161	18,869	22,886	17,064
Japanese Yen loans	Interest rates ranging from 2.6% to 2.94% per annum at 31 December 2010 with maturities through 2024	1,488	1,660	1,488	1,660
US Dollar loans	Interest rates ranging from interest free to 7.8% per annum at 31 December 2010 with maturities through 2031	972	3,171	301	390
Euro loans	Interest rates were 6.56% per annum at 31 December 2010 with maturities through 2011	27	116	27	116
Less: Current portion		4,554	6,686	3,952	4,702
Long-term bank loans		21,094	17,130	20,750	14,528
Long-term other loans
Renminbi loans	Interest free to 4.32% per annum at 31 December 2010 with maturities through 2013	250	73	151	5
US Dollar loans	Interest rates ranging from interest free to 4.89% per annum at 31 December 2010 with maturities through 2015	26	29	16	19
Less: Current portion		85	77	7	3
Long-term other loans		191	25	160	21
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans	Interest rates ranging from interest free to 6.54% per annum at 31 December 2010 with maturities through 2020	37,760	37,330	37,617	37,160
US Dollar loans	Interest rates were 0.92% per annum at 31 December 2010 with maturities through 2011	741	7,030	—	—
Less: Current portion		891	2,553	150	160
Long-term loans from Sinopec Group Company and fellow subsidiaries		37,610	41,807	37,467	37,000
Total		58,895	58,962	58,377	51,549

27	LONG-TERM LOANS (Continued)

The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Between one and two years	4,655	10,982	4,625	3,944
Between two and five years	17,546	11,181	17,105	10,885
After five years	36,694	36,799	36,647	36,720
Total long-term loans	58,895	58,962	58,377	51,549

At 31 December 2010, the top five long-term loans (including long-term loans due within one year) of the Group are set out below:

Lenders	Borrowing dates	Maturity dates	Currency	Interest rate	Remaining balance at 31 December 2010 RMB millions	Remaining balance at 31 December 2009 RMB millions

Sinopec Group Company	18 October 2000	31 December 2020	RMB	interest free	35,561	35,561
China Development Bank	20 January 2005	20 December 2013	RMB	5.35%	10,000	13,000
Agricultural Bank of China	2 March 2010	1 March 2013	RMB	4.86%	3,500	—
Bank of China	31 August 2010	31 August 2013	RMB	4.86%	2,000	—
Bank of China	19 January 2010	18 November 2013	RMB	5.04%	2,000	—

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

Long-term loans are primarily unsecured, and carried at amortised costs.

28	DEBENTURES PAYABLE

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Short-term corporate bonds (i)
Debentures payable:
－ Corporate Bonds (ii)	78,500	58,500	78,500	58,500
－ Convertible Bonds (iii)	10,667	10,371	10,667	10,371
－ Convertible Bonds With Warrants (iv)	26,013	24,892	26,013	24,892
	115,180	93,763	115,180	93,763

(i)
A subsidiary of the Group issued 330-day corporate bonds of face value at RMB 1 billion to corporate investors in the PRC debenture market on 3 April 2009 at par value of RMB 100. The effective yield of the 330-day corporate bonds is 2.05% per annum. The corporate bonds matured in March 2010.

The Company issued one-year corporate bonds of face value at RMB 15 billion to corporate investors in the PRC debenture market on 16 July 2009. The effective yield of the one-year corporate bonds is 1.88% per annum and interest is paid annually. The corporate bonds matured in July 2010.

The Company issued one-year corporate bonds of face value at RMB 15 billion to corporate investors in the PRC debenture market on 12 November 2009. The effective yield of the one-year corporate bonds is 2.30% per annum and interest is paid annually. The corporate bonds matured in November 2010.

A subsidiary of the Company issued one-year corporate bonds of face value at RMB 1 billion to corporate investors in the PRC debenture market on 22 June 2010 at par value of RMB 100. The effective yield of the one-year corporate bonds is 3.27% per annum and interest is paid annually. The corporate bonds will mature in June 2011.

28	DEBENTURES PAYABLE (Continued)

(ii)
The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 5 billion to corporate investors in the PRC on 10 May 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued five-year corporate bonds of RMB 8.5 billion to corporate investors in the PRC on 13 November 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 11.5 billion to corporate investors in the PRC on 13 November 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued three-year corporate bonds of RMB 10 billion to corporate investors in the PRC debenture market on 27 March 2009. The three-year corporate bond bears a fixed interest rate of 2.25% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued three-year corporate bonds of RMB 20 billion to corporate investors in the PRC debenture market on 26 June 2009. The three-year corporate bond bears a fixed interest rate of 2.48% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued five-year corporate bonds of RMB 11 billion to corporate investors in the PRC debenture market on 21 May 2010. The five-year corporate bond bears a fixed interest rate of 3.75% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 9 billion to corporate investors in the PRC debenture market on 21 May 2010. The ten-year corporate bond bears a fixed interest rate of 4.05% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the “Convertible Bonds”). The Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (“the Conversion component”). Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (“the Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (“the Cash Settlement Option”). The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

At 31 December 2010, the carrying amounts of liability and derivative components, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds were RMB 10,326 million (2009: RMB 10,153 million) and RMB 340 million (2009: RMB 218 million), respectively. No conversion of the Convertible Bonds has occurred up to 31 December 2010.

At 31 December 2010 and 2009, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2010	2009

Stock price of underlying shares	HKD 7.44	HKD 6.91
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	125 basis points	150 basis points
Average risk free rate	1.46%	0.87%
Average expected life	1.8 years	2.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 31 December 2009 to 31 December 2010 resulted in a loss from changes in fair value of RMB 127 million (2009: loss from changes in fair value of RMB 218 million), which has been recorded as “loss from changes in fair value” in the income statement for the year ended 31 December 2010.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. If the aforesaid derivative component has not been separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

28	DEBENTURES PAYABLE (Continued)

(iv)
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants (the “warrants”) to subscribe 50.5 A shares of the Company. The warrants were exercisable during the five trading days between 25 February and 3 March 2010. During the year ended 31 December 2010, 188,292 units of warrants were exercised at an exercise price of RMB 19.15 per share (Note 30) , the share premium of RMB 2 million has been recorded as capital reserve, and the remaining warrants were expired.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. Upon the expiry of the warrants, the amount initially recognised as the equity component in capital reserve of RMB 6,879 million was transferred to share premium.

29	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follow:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Balance at 1 January	11,789	9,547	10,882	8,794
Provision for the year	3,389	2,013	3,278	1,897
Accretion expenses	574	447	533	405
Utilised for the year	(242)	(218)	(231)	(214)
Balance at 31 December	15,510	11,789	14,462	10,882

30	SHARE CAPITAL

	The Group and the Company
	2010 RMB millions	2009 RMB millions

Registered, issued and fully paid:
69,922,039,774 domestic listed A shares (2009: 69,921,951,000) of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares (2009: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HK $ 1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. 66,337,951,000 domestic stated-owned A shares have been granted trading right upon settlement of the above consideration. The 784,000,000 stated-owned A shares paid to the shareholders of the listed A shares were tradable on 10 October 2006.

On 3 March 2010, the Company issued 88,774 domestic listed A shares with a par value of RMB 1.00 each at RMB 19.15 as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants (Note 28(iv)) with a net proceeds of RMB 1,700,022.

All A shares and H shares rank pari passu in all material aspects.

KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002, KPMG-C (2001) CV No. 0006 and KPMG-A (2010) CR No. 0008 were issued on 22 February 2000, 27 February 2001, 23 July 2001 and 19 April 2010 respectively.

31	CAPITAL RESERVE

The movements in capital reserve are as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2010	38,202	38,234
Changes in fair value of cash flow hedge, net of deferred tax (Note 43)	(221)	—
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	(9)	(9)
Share of other comprehensive income of associates	(533)	(533)
Consideration for the combination of entities under common control (Note 1)	(13,177)	—
Warrants exercised (Note 28 (iv))	2	2
Acquisition of minority interests of subsidiaries (ii)	(9)	—
Reclassified to retained profits (iii)	4,867	—
Government grants	321	257
Others	(29)	(29)
Balance at 31 December 2010	29,414	37,922

The capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, and the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date; (c) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (d) adjustment for changes in fair value of available-for-sale financial assets.

Notes:

(i) The available-for-sale financial assets held by the Group and the Company are carried at fair value with any change in fair value, net of deferred tax, recognised directly in capital reserve.

(ii)
During the current year, the Group acquired minority interests from subsidiaries. The difference between the considerations paid over total amounts of the net assets acquired was recognised in capital reserve.

(iii)
The Group acquired SSI from Sinopec Group Company during the current year (Note 1). According to the accounting policy of business combination involving entities under common control (Note 3(1)(a)), the Group’s proportionate shares in retained profits’ credit balance of SSI on the acquisition date were transferred to capital reserve, and the Group’s proportionate shares of foreign currency exchange difference’s debit balance of SSI on the acquisition date were transferred out from capital reserve.

32	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group and the Company
	Statutory surplus reserve RMB millions	Discretionary surplus reserve RMB millions	Total RMB millions

Balance at 1 January 2010	48,031	67,000	115,031
Appropriation	6,680	20,000	26,680
Balance at 31 December 2010	54,711	87,000	141,711

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)
After the transfer to the statutory surplus reserve, the directors authorised the transfer of RMB 20,000 million, subject to the shareholders’ approval at the Annual General Meeting, to discretionary surplus reserve.

33	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Income from principal operations	1,876,758	1,315,915	1,153,494	849,049
Income from other operations	36,424	29,137	35,001	27,254
Total	1,913,182	1,345,052	1,188,495	876,303
Operating cost	1,537,131	1,029,443	900,404	638,169

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 51.

For the year ended 31 December 2010, revenue from sales to top five customers amounted to RMB 154,500 million (2009: RMB 104,900 million) which accounted for 8% (2009: 8%) of total operating income of the Group.

34	SALES TAXES AND SURCHARGES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Consumption tax	117,928	110,206	89,918	85,951
Special oil income levy	19,760	7,145	18,548	6,738
City construction tax	11,277	9,212	9,159	7,669
Education surcharge	6,339	5,043	5,229	4,240
Resources tax	1,318	857	1,274	815
Business tax	567	421	458	328
Total	157,189	132,884	124,586	105,741

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

35	FINANCIAL EXPENSES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Interest expenses incurred	8,664	9,783	7,336	7,589
Less: Capitalised interest expenses	1,266	2,621	1,247	2,498
Net interest expenses	7,398	7,162	6,089	5,091
Accretion expenses (Note 29)	574	447	533	405
Interest income	(660)	(277)	(290)	(107)
Foreign exchange loss	609	345	302	236
Foreign exchange gain	(1,074)	(429)	(538)	(308)
Total	6,847	7,248	6,096	5,317

36	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

37	IMPAIRMENT LOSSES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Receivables	(37)	(53)	15	(108)
Inventories	1,010	216	664	61
Goodwill/Long-term equity investments	6,277	5	6,277	5
Fixed assets	7,567	7,133	6,945	6,587
Construction in progress	644	73	525	69
Intangible assets	—	79	—	79
Others	(16)	—	(16)	—
Total	15,445	7,453	14,410	6,693

38	LOSS FROM CHANGES IN FAIR VALUE

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Changes in fair value of financial assets and liabilities held for trading during the year	52	147	95	63
Fair value loss on the derivative component of the Convertible Bonds (Note 28(iii))	127	218	127	218
Total	179	365	222	281

39	INVESTMENT INCOME

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Income from investment accounted for under cost method	132	40	18,706	10,456
Income from investment accounted for under equity method	5,390	2,997	3,179	1,920
Investment income from disposal of long-term equity investments	107	30	949	(6)
Investment income from disposal of available-for-sale financial assets	3	226	—	—
Investment (loss)/income from disposal of financial assets and liabilities held for trading	(3)	229	5	13
Gain/(loss) from ineffective portion of cash flow hedge	16	(16)	—	—
Others	26	83	234	73
Total	5,671	3,589	23,073	12,456

40	NON-OPERATING INCOME

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Gain on disposal of non-current assets	466	457	430	320
Others	1,642	818	1,373	780
Total	2,108	1,275	1,803	1,100

41	NON-OPERATING EXPENSES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Loss on disposal of non-current assets	213	246	141	210
Fines, penalties and compensation	69	159	64	155
Donations	177	174	169	166
Others	823	822	642	677
Total	1,282	1,401	1,016	1,208

42	INCOME TAX EXPENSE

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Provision for PRC income tax for the year	22,177	19,229	14,426	12,387
Deferred taxation	3,457	874	171	(1,295)
Adjustment for over-provision for income tax in respect of preceding year	(299)	(512)	(340)	(566)
Total	25,335	19,591	14,257	10,526

42	INCOME TAX EXPENSE (Continued)

Reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Profit before taxation	102,178	86,112	81,055	60,051
Expected income tax expense at a tax rate of 25%	25,545	21,528	20,264	15,013
Tax effect of non-deductible expenses	2,361	326	2,249	214
Tax effect of non-taxable income	(1,815)	(1,571)	(6,864)	(3,552)
Tax effect of preferential tax rate (Note)	(1,525)	(1,621)	(1,052)	(583)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	2,639	2,006	—	—
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(1,663)	(683)	—	—
Tax effect of tax losses not recognised	92	118	—	—
Adjustment for over-provision for income tax in respect of preceding year	(299)	(512)	(340)	(566)
Actual income tax expense	25,335	19,591	14,257	10,526

Note:
The provision for current income tax is based on a statutory rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at preferential rates of 15% or 22%, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

43	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

The Group

	2010			2009
	Before-tax amount RMB millions	Tax benefit RMB millions	Net-of-tax amount RMB millions	Before-tax amount RMB millions	Tax benefit RMB millions	Net-of-tax amount RMB millions

Cash flow hedges
Available-for-sale financial assets	(9)	—	(9)	(227)	52	(175)
Share of other comprehensive income of associates	(533)	—	(533)	806	—	806
Translation difference in foreign currency statements	(1,360)	—	(1,360)	(4)	—	(4)
Other comprehensive income	(2,165)	42	(2,123)	640	41	681

The Company

	2010			2009
	Before-tax amount RMB millions	Tax benefit RMB millions	Net-of-tax amount RMB millions	Before-tax amount RMB millions	Tax benefit RMB millions	Net-of-tax amount RMB millions

Available-for-sale financial assets	(9)	—	(9)	24	—	24
Share of other comprehensive income of associates	(533)	—	(533)	806	—	806
Other comprehensive income	(542)	—	(542)	830	—	830

43	OTHER COMPREHENSIVE INCOME (Continued)

	(b)	Reclassification adjustments relating to components of other comprehensive income:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(682)	(2,058)	—	—
Amounts transferred to initial carrying amount of hedged items	53	257	—	—
Reclassification adjustments for amounts transferred to the operating costs for the year	366	1,866	—	—
Net deferred tax benefit / (expense) recognisedin other comprehensive income	42	(11)	—	—
Net movement during the year recognised in other comprehensive income	(221)	54	—	—
Available-for-sale financial assets:
Changes in fair value recognised during the year	(6)	(1)	(9)	24
Gain on disposal transferred to profit and loss (Note 39)	(3)	(226)	—	—
Net deferred tax benefit recognised in other comprehensive income	—	52	—	—
Net movement during the year recognised in other comprehensive income	(9)	(175)	(9)	24
Share of other comprehensive income in associates:
Net movement during the year recognised in other comprehensive income	(533)	806	(533)	806
Translation difference in foreign currency statements:
Net movement during the year recognised in other comprehensive income	(1,360)	(4)	—	—

44	DIVIDENDS

	(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to a resolution passed at the Directors’ meeting on 25 March 2011, a final dividends in respect of the year ended 31 December 2010 of RMB 0.13 per share totalling RMB 11,271 million was proposed for shareholders’ approval at the Annual General Meeting.

	(b)	Dividends of ordinary shares declared during the year

Pursuant to the Company’s Articles of Association and a resolution passed at the Director’s meeting on 20 August 2010, an interim dividends in respect of the year ended 31 December 2010 of RMB 0.08 per share (2009: RMB 0.07 per share) totalling RMB 6,936 million (2009: RMB 6,069 million) was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2008 was declared.

45	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

	(a)	Reconciliation of net profit to cash flows from operating activities:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Net profit	76,843	66,521	66,798	49,525
Add: Impairment losses on assets	15,445	7,453	14,410	6,693
Depreciation of fixed assets	57,974	53,044	44,700	40,109
Amortisation of intangible assets	1,279	1,002	905	676
Dry hole costs	4,986	4,761	4,986	4,761
Net gain on disposal of fixed assets	(253)	(211)	(289)	(110)
Fair value loss	179	365	222	281
Financial expenses	6,847	7,248	6,096	5,317
Investment income	(5,671)	(3,589)	(23,073)	(12,456)
Increase in deferred tax assets	(1,853)	(206)	(3,236)	(1,357)
Increase in deferred tax liabilities	5,310	1,080	3,407	62
Increase in inventories	(15,828)	(45,822)	(14,840)	(18,589)
(Increase)/decrease in operating receivables	(38,148)	7,353	(25,284)	9,246
Increase in operating payables	64,152	67,010	51,383	33,944
Net cash flow from operating activities	171,262	166,009	126,185	118,102

(b)	Net change in cash and cash equivalents:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Cash balance at the end of the year	130	140	110	111
Less: Cash balance at the beginning of the year	140	161	111	141
Add: Cash equivalents at the end of the year	16,878	8,642	11,771	4,589
Less: Cash equivalents at the beginning of the year	8,642	6,879	4,589	2,086
Net increase of cash and cash equivalents	8,226	1,742	7,181	2,473

(c)	The analysis of cash and cash equivalents held by the Group and the Company is as follows:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Cash at bank and on hand
－ Cash on hand	130	140	110	111
－ Demand deposits	16,878	8,642	11,771	4,589
Cash and cash equivalents at the end of the year	17,008	8,782	11,881	4,700

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(a)	Related parties having the ability to exercise control over the Group
		The name of the company	:	China Petrochemical Corporation
		Organisation code	:	10169286-X
		Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
		Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

		Relationship with the Group	:	Ultimate holding company
		Types of legal entity	:	State-owned
		Authorised representative	:	Su Shulin
		Registered capital	:	RMB 182,029 million

Sinopec Group Company is an enterprise controlled by the PRC government. For the year ended 31 December 2010, Sinopec Group Company held 75.84% shares of the Company and there is no change on percentage shareholding during this reporting period.

	(b)	Related parties not having the ability to exercise control over the Group
Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sinopec International Petroleum Exploration and Production Limited

Associates of the Group:
Sinopec Railway Oil Marketing Company Limited
China Aviation Oil Supply Company Limited
Sinopec Changjiang Fuel Company Limited
BPZR (Ningbo) LPG Company Limited
China Shipping & Sinopec Suppliers Company Limited

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Fujian Refining and Petrochemical Company Limited
SINOPEC SABIC Tianjin Petrochemical Company Limited

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

	Note	The Group		The Company
		2010	2009	2010	2009
		RMB millions	RMB millions	RMB millions	RMB millions

Sales of goods	(i)	230,883	162,671	117,333	72,924
Purchases	(ii)	109,195	64,548	68,719	44,665
Transportation and storage	(iii)	1,407	1,251	1,191	1,115
Exploration and development services	(iv)	33,301	31,343	32,062	29,936
Production related services	(v)	10,287	17,603	8,704	16,036
Ancillary and social services	(vi)	3,693	3,329	3,607	3,254
Operating lease charges	(vii)	7,450	4,866	7,134	4,703
Agency commission income	(viii)	65	45	32	6
Interest received	(ix)	93	38	139	20
Interest paid	(x)	967	1,186	272	657
Net deposits placed with related parties	(ix)	3,267	4,640	4,496	2,274
Net loans (repaid to)/obtained from related parties	(xi)	(1,254)	(21,928)	4,608	(12,195)

The amounts set out in the table above in respect of the years ended 31 December 2010 and 2009 represent the relevant costs to the Group and the Company and income from related parties as determined by the corresponding contracts with the related parties.

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

At 31 December 2010 and 2009, there were no guarantees given to banks by the Group and the Company in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group and the Company in respect of banking facilities to subsidiaries, associates and jointly controlled entities are disclosed in Note 50(b).

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions. This opinion has been confirmed by independent non-executive directors.

Notes:

		(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

		(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

		(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2010 was RMB 8,603 million (2009: RMB 5,336 million).

		(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xi)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the year ended 31 December 2010, which is based on monthly average balances, was RMB 54,116 million (2009: RMB 61,019 million).

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2010. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

● the government-prescribed price;
● where there is no government-prescribed price, the government guidance price;
● where there is neither a government-prescribed price nor a government guidance price, the market price; or
● where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million (2009: RMB 4,225 million) per annum. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months’ notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of SSI from SOOGL, a subsidiary of Sinopec Group Company, and the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (Note 1).

Pursuant to the resolutions passed at the Directors’ meeting held on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations from Sinopec Group Company for total cash consideration of RMB 771 million (Note 1), and certain assets of the exploration and production and refining segments from Sinopec Group Company for total cash consideration of RMB 1,068 million.

Pursuant to the resolution passed at the Directors’ meeting held on 21 August 2009, the Group acquired certain operating assets related to the others business segment from a subsidiary of Sinopec Group Company for total consideration of RMB 3,946 million.

	(d)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities
The balances with the Group’s related parties at 31 December 2010 and 2009 are as follows:

	The ultimate holding company		Other related companies
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Cash and cash equivalents	—	—	8,603	5,336
Accounts receivable	—	1	10,734	1,031
Prepayments and other receivables	—	27	3,390	783
Accounts payable	—	—	12,304	3,813
Advances from customers	—	—	1,064	955
Other payables	29	5	8,216	11,019
Short-term loans	—	—	17,918	13,313
Long-term loans (including current portion) (Note)	—	—	38,501	44,360

Note:	The Sinopec Group Company had lent an interest-free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

As at and for the year ended 31 December 2010, and as at and for the year ended 31 December 2009, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(e)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2010	2009
	RMB thousands	RMB thousands

Short-term employee benefits	8,692	7,664
Retirement scheme contributions	318	287
	9,010	7,951

47	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

	(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 － Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

	(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

	(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

	(e)	Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

48	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries are limited companies operating in the PRC and have been consolidated into the Group’s financial statements for the year ended 31 December 2010. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Name of enterprise		Principal Activities	Registered capital/paid-up capital RMB millions	Actual investment at 31 December 2010 RMB millions	Percentage of equity interest / voting right held by the Group %	Minority interests at 31 Decembe Principal activities 2010 RMB millions

(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International Company Limited	Trading of petrochemical products and equipments	1,400	1,788	100.00	—
	Sinopec Sales Company Limited	Marketing and distribution of refined petroleum products	1,700	1,700	100.00	—
	Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	16,337	13,207	100.00	—
	Fujian Petrochemical Company Limited (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	4,769	2,269	50.00	2,513
	Sinopec Shanghai Petrochemical Company Limited	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	7,200	7,250	55.56	8,220
	Sinopec Kantons Holdings Limited	Trading of crude oil and petroleum products	HKD 104	HKD 243	72.34	1,080
	Sinopec Yizheng Chemical Fibre Company Limited (i)	Production and sale of polyester chips and polyester fibres	4,000	3,509	42.00	4,821
	China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	3,040	4,585	100.00	—
	Sinopec (Hong Kong) Limited	Trading of crude oil and petrochemical products	HKD 5,477	5,370	100.00	—
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	Marketing and distribution of refined petroleum products	830	498	60.00	460
	BP Sinopec (Zhejiang) Petroleum Company Limited	Marketing and distribution of refined petroleum products	800	480	60.00	374
	Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	5,000	4,250	85.00	642
	Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of refined petroleum products	1,840	1,012	55.00	1,382
	Sinopec International Petroleum Exploration and Production Limited	Investment in exploration, production and sales of petroleum and natural gas	8,000	8,000	100.00	—
	Sinopec Fuel Oil Sales Company Limited (ii)	Marketing and distribution of refined petroleum products	2,200	2,568	100.00	—
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Zhongyuan Petrochemical Company Limited	Manufacturing of petrochemical products	2,400	2,244	93.51	63
	Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	3,986	2,990	75.00	988
	Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	1,595	3,940	100.00	—

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

Notes:

(i)	The Company consolidated the financial statements of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

(ii)	The Company consolidated the financial statements of the newly established Sinopec Fuel Oil Sales Company Limited since 2010.

49	COMMITMENTS

Operating lease commitments

The Group and the Company lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2010 and 2009, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	10,555	6,088	10,083	5,988
Between one and two years	9,877	5,905	9,641	5,861
Between two and three years	9,721	5,834	9,459	5,803
Between three and four years	9,634	5,722	9,390	5,694
Between four and five years	9,522	5,604	9,297	5,577
After five years	224,292	145,338	218,335	145,116
Total	273,601	174,491	266,205	174,039

Capital commitments
At 31 December 2010 and 2009, the capital commitments are as follows:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	138,980	124,403	125,367	119,145
Authorised but not contracted for	37,450	62,144	35,534	50,539
Total	176,430	186,547	160,901	169,684

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 450 million for the year ended 31 December 2010 (2009: RMB 395 million).

Estimated future annual payments are as follows:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	119	136	119	136
Between one and two years	181	118	181	118
Between two and three years	22	21	22	21
Between three and four years	23	20	23	20
Between four and five years	23	20	23	20
After five years	645	689	645	689
Total	1,013	1,004	1,013	1,004

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

50	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 31 December 2010 and 2009, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Jointly controlled entities	7,548	14,815	4,894	9,543
Associates	152	181	43	61
Total	7,700	14,996	4,937	9,604

At 31 December 2010, the Company and a subsidiary have guaranteed to a jointly controlled entity in relation to the bank loans drawn down by the jointly controlled entity. The guarantees mature on 31 December 2015.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2010 and 2009, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangement.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 3,880 million for the year ended 31 December 2010 (2009: RMB 3,196 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

51	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production － which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining － which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution － which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals － which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

	(v)	Others － which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

51	SEGMENT REPORTING (Continued)

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group’s segments are the same as those described in the principal accounting policies (Note 3). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other non-current assets. Segment liabilities exclude short-term loans, short-term debentures payable, long-term loans, debentures payable, deferred tax liabilities and other non-current liabilities.

Reportable information on the Group’s operating segments is as follows:

	2010	2009
	RMB millions	RMB millions

Income from principal operations
Exploration and production
External sales	35,024	19,342
Inter-segment sales	133,691	97,981
	168,715	117,323
Refining
External sales	159,858	95,792
Inter-segment sales	805,704	603,870
	965,562	699,662
Marketing and distribution
External sales	1,032,900	778,417
Inter-segment sales	3,258	2,372
	1,036,158	780,789
Chemicals
External sales	285,596	192,735
Inter-segment sales	35,581	21,125
	321,177	213,860
Others
External sales	363,380	229,629
Inter-segment sales	432,415	291,396
	795,795	521,025
Elimination of inter-segment sales	(1,410,649	(1,016,744
Income from principal operations	1,876,758	1,315,915
Income from other operations
Exploration and production	18,430	17,485
Refining	6,015	3,909
Marketing and distribution	4,540	2,302
Chemicals	6,445	4,597
Others	994	844
Income from other operations	36,424	29,137
Consolidated operating income	1,913,182	1,345,052

51	SEGMENT REPORTING (Continued)

	2010	2009
	RMB millions	RMB millions

Operating profit/(loss)
By segment
Exploration and production	46,725	24,143
Refining	14,873	27,477
Marketing and distribution	30,622	30,280
Chemicals	14,763	13,288
Others	(2,821)	(2,323)
Elimination of inter-segment profit	(1,455)	(2,603)
Total segment operating profit	102,707	90,262
Investment income
Exploration and production	179	135
Refining	567	470
Marketing and distribution	1,054	908
Chemicals	3,234	1,395
Others	637	681
Total segment investment income	5,671	3,589
Financial expenses	(6,847)	(7,248)
Loss from changes in fair value	(179)	(365)
Operating profit	101,352	86,238
Add: Non-operating income	2,108	1,275
Less: Non-operating expenses	1,282	1,401
Profit before taxation	102,178	86,112
Assets
Segment assets
Exploration and production	298,710	277,255
Refining	229,266	210,502
Marketing and distribution	188,588	152,815
Chemicals	126,099	127,078
Others	60,695	60,263
Total segment assets	903,358	827,913
Cash at bank and on hand	18,140	10,018
Long-term equity investments	45,037	33,503
Deferred tax assets	15,578	13,683
Other unallocated assets	3,276	1,779
Total assets	985,389	886,896
Liabilities
Segment liabilities
Exploration and production	58,364	51,731
Refining	49,713	53,567
Marketing and distribution	75,200	49,578
Chemicals	33,579	25,034
Others	75,635	55,908
Total segment liabilities	292,491	235,818
Short-term loans	29,298	34,900
Short-term debentures payable	1,000	31,000
Non-current liabilities due within one year	5,530	9,316
Long-term loans	58,895	58,962
Debentures payable	115,180	93,763
Deferred tax liabilities	15,017	9,707
Other non-current liabilities	2,415	2,192
Other unallocated liabilities	12,881	4,690
Total liabilities	532,707	480,348

51	SEGMENT REPORTING (Continued)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2010	2009
	RMB millions	RMB millions

Capital expenditure for the year
Exploration and production	52,680	54,272
Refining	20,015	15,468
Marketing and distribution	26,168	16,283
Chemicals	12,894	25,207
Others	1,894	1,505
	113,651	112,735
Depreciation, depletion and amortisation for the year
Exploration and production	31,515	28,177
Refining	11,371	10,350
Marketing and distribution	6,489	5,999
Chemicals	8,848	8,584
Others	1,030	936
	59,253	54,046
Impairment losses on long-lived assets for the year
Exploration and production	3,250	1,595
Refining	4,902	396
Marketing and distribution	1,183	1,479
Chemicals	5,121	3,807
Others	21	8
	14,477	7,285

52	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, prepayments, financial assets held for trading, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, advances from customers, debentures payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its use of financial instruments:

● credit risk;

● liquidity risk;

● market risk; and

● equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

52	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2010, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 167,500 million (2009: RMB 159,500 million) on an unsecured basis, at a weighted average interest rate of 2.61% (2009: 3.33%). At 31 December 2010, the Group’s outstanding borrowings under these facilities were RMB 6,622 million (2009: RMB 9,361 million) and were included in short-term bank loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	2010
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or	less than	less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	29,298	29,617	29,617	—	—	—
Non-current liabilities due within one year	5,530	5,641	5,641	—	—	—
Short-term debentures payable	1,000	1,016	1,016	—	—	—
Long-term loans	58,895	61,908	1,133	5,685	18,341	36,749
Debentures payable	115,180	133,512	3,222	41,244	60,435	28,611
Bills payable	3,818	3,818	3,818	—	—	—
Accounts payable	132,528	132,528	132,528	—	—	—
Other payables and employee benefits payable	65,390	65,390	65,390	—	—	—
Total	411,639	433,430	242,365	46,929	78,776	65,360

	2009
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or	less than	less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	34,900	35,412	35,412	—	—	—
Non-current liabilities due within one year	9,316	9,650	9,650	—	—	—
Short-term debentures payable	31,000	31,454	31,454	—	—	—
Long-term loans	58,962	61,454	866	11,785	11,936	36,867
Debentures payable	93,763	113,426	2,445	2,445	89,446	19,090
Bills payable	23,111	23,114	23,114	—	—	—
Accounts payable	96,762	96,762	96,762	—	—	—
Other payables and employee benefits payable	57,304	57,304	57,304	—	—	—
Total	405,118	428,576	257,007	14,230	101,382	55,957

52	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The Company

	2010
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or	less than	less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	7,229	7,292	7,292	—	—	—
Non-current liabilities due within one year	4,109	4,210	4,210	—	—	—
Long-term loans	58,377	61,358	1,117	5,640	17,898	36,703
Debentures payable	115,180	133,512	3,222	41,244	60,435	28,611
Bills payable	2,670	2,670	2,670	—	—	—
Accounts payable	87,244	87,244	87,244	—	—	—
Other payables and employee benefits payable	83,923	83,923	83,923	—	—	—
Total	358,732	380,209	189,678	46,884	78,333	65,314

	2009
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or	less than	less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	5,728	5,865	5,865	—	—	—
Non-current liabilities due within one year	4,865	5,072	5,072	—	—	—
Short-term debentures payable	30,000	30,451	30,451	—	—	—
Long-term loans	51,549	53,725	695	4,624	11,620	36,786
Debentures payable	93,763	113,426	2,445	2,445	89,446	19,090
Bills payable	14,084	14,087	14,087	—	—	—
Accounts payable	63,067	63,067	63,067	—	—	—
Other payables and employee benefits payable	81,603	81,603	81,603	—	—	—
Total	344,659	367,296	203,285	7,069	101,066	55,876

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in derivative financial instruments, short-term and long-term loans of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2010	2009	2010	2009
	millions	millions	millions	millions

Gross exposure arising from loans and borrowings
US Dollars	USD 501	USD 1,341	USD 48	USD 60
Japanese Yen	JPY 18,313	JPY 22,500	JPY 18,313	JPY 22,500
Hong Kong Dollars	HKD 12,114	HKD 11,779	HKD 12,114	HKD 11,779

A 5 percent strengthening of Renminbi against the following currencies at 31 December 2010 and 2009 would have increased net profit for the year and retained profits of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009.

52	FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

(a) Currency risk (Continued)

	The Group
	2010	2009
	RMB millions	RMB millions

US Dollars	124	343
Japanese Yen	56	62
Hong Kong Dollars	400	389

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 19 and Note 27, respectively.

At 31 December 2010 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year and retained profits by approximately RMB 259 million (for the year ended 31 December 2009: RMB 266 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2009.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk. At 31 December 2010, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges, effective fair value hedge and economic hedges. At 31 December 2010, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 148 million (2009: RMB 142 million) recognised in other receivables and derivative financial liabilities of RMB 907 million (2009: RMB 319 million) recognised in other payables. At 31 December 2010 and 2009, the Company does not have any such derivative financial instruments.

At 31 December 2010, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained profits by approximately RMB 229 million (2009: decrease/increase RMB 215 million), and decrease/increase the Group’s capital reserve by approximately RMB 1,066 million (2009: increase/decrease RMB 1,991 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2009.

(d)	Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 31 December 2010, the Group is exposed to this risk through the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 28.

At 31 December 2010, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained profits by approximately RMB 218 million (2009: RMB 306 million) while a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained profits by approximately RMB 108 million (2009: RMB 156 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

52	FINANCIAL INSTRUMENTS (Continued)

Fair values

	(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

		●	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

		●	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

2010

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions

Assets
Financial assets held for trading	700	1,750	—	2,450	—	—	—	—
Available-for-sale financial assets:
－ Listed	52	—	—	52	18	—	—	18
Derivative financial instruments:
－ Derivative financial assets	113	223	—	336	—	1	—	1
	865	1,973	—	2,838	18	1	—	19
Liabilities
Derivative financial instruments:
－ Derivative components of the Convertible Bonds	—	340	—	340	—	340	—	340
－ Other derivative financial liabilities	164	1,299	—	1,463	—	259	—	259
	164	1,639	—	1,803	—	599	—	599

2009

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions

Assets
Available-for-sale financial assets:
－ Listed	61	—	—	61	25	—	—	25
－ Unlisted	—	1,400	—	1,400	—	—	—	—
Derivative financial instruments:
－ Derivative financial assets	17	307	—	324	—	3	—	3
	78	1,707	—	1,785	25	3	—	28
Liabilities
Derivative financial instruments:
－ Derivative components of the Convertible Bonds	—	218	—	218	—	218	—	218
－ Other derivative financial liabilities	4	754	—	758	—	171	—	171
	4	972	—	976	—	389	—	389

During the year there were no transfers between instruments in Level 1 and Level 2.

52	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments (other than long-term debts and security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 3.87% to 6.14% (2009: 4.18% to 5.94%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2010 and 2009:

	2010	2009
	RMB millions	RMB millions

Carrying amount	141,004	115,139
Fair value	139,999	114,471

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

At 31 December 2010, the fair value of the Group’s available-for-sale financial assets quoted at market price is RMB 52 million. Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as at 31 December 2010 and 2009.

53	EXTRAORDINARY GAIN AND LOSS

Pursuant to “Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 － Extraordinary gain and loss” (2008), the extraordinary gains and losses of the Group are as follows:

	2010	2009
	RMB millions	RMB millions

Extraordinary (gain)/loss for the year:
Gain on disposal of non-current assets	(253)	(211)
Donations	177	174
Gain on holding and disposal of various investments	(71)	(322)
Net profit of subsidiaries generated from a business combination involving entities under common control before acquisition date	(3,043)	(2,583)
Other non-operating income and expenses, net	(734)	190
	(3,924)	(2,752)
Tax effect	220	42
Total	(3,704)	(2,710)
Attributable to:
Equity shareholders of the Company	(2,368)	(1,419)
Minority interests	(1,336)	(1,291)

54	BASIC AND DILUTED EARNINGS PER SHARE

	(i)	Basic earning per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2010	2009

Net profit attributable of equity shareholders of the Company (RMB millions)	70,713	62,677
Weighted average number of outstanding ordinary shares of the Company (millions)	86,702	86,702
Basic earnings per share (RMB/share)	0.816	0.723

The calculation of the weighted average number of ordinary shares is as follows:

	2010	2009

Weighted average number of outstanding ordinary shares of the Company (millions)	86,702	86,702

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2010	2009

Net profit attributable to equity shareholders of the Company (diluted) (RMB millions)	70,934	63,053
Weighted average number of outstanding ordinary shares of the Company (diluted) (millions)	87,790	87,790
Diluted earnings per share (RMB/share)	0.808	0.718

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2010	2009

The weighted average number of the ordinary shares issued at 31 December (millions)	86,702	86,702
Effect of the Convertible Bonds (millions)	1,088	1,088
Weighted average number of the ordinary shares issued at 31 December (diluted) (millions)	87,790	87,790

The calculation of diluted earnings per share for the year ended 31 December 2009 excludes the effect of the Warrants (Note 28(iv)), since it did not have any diluted effect.

55	POST BALANCE SHEET EVENT

In March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 with an initial exercise price of RMB 9.73 per share. The interest rate of the 2011 Convertible Bonds per annum payable annually is 0.5% for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year.

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of China Petroleum & Chemical Corporation
(Established in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Petroleum & Chemical Corporation (“the Company”) and its subsidiaries (together “the Group”) set out on pages 140 to 194, which comprise the consolidated and company balance sheets as at 31 December 2010, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2010 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

25 March 2011

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2010
(Amounts in millions, except per share data)

	Note		2010		2009
			RMB		RMB

Turnover and other operating revenues
Turnover	3		1,876,758		1,315,915
Other operating revenues	4		36,424		29,137
			1,913,182		1,345,052
Operating expenses
Purchased crude oil, products and operating supplies and expenses			(1,482,484)	(980,564)
Selling, general and administrative expenses	5		(51,048)	(40,539)
Depreciation, depletion and amortisation			(59,223)	(54,016)
Exploration expenses, including dry holes			(10,955)	(10,545)
Personnel expenses	6		(33,672)	(28,895)
Taxes other than income tax	7		(157,189)	(132,884)
Other operating expenses, net	8		(13,607)	(6,910)
Total operating expenses			(1,808,178)	(1,254,353)
Operating profit			105,004		90,699
Finance costs
Interest expense	9		(7,972)	(7,609)
Interest income			660		277
Unrealised loss on embedded derivative component of the Convertible Bonds	29	(c)	(127)	(218)
Foreign currency exchange losses			(609)	(345)
Foreign currency exchange gains			1,074		429
Net finance costs			(6,974)	(7,466)
Investment income			273		374
Share of profits less losses from associates and jointly controlled entities			5,390		2,997
Profit before taxation			103,693		86,604
Tax expense	10		(25,689)	(19,599)
Profit for the year			78,004		67,005
Attributable to:
Equity shareholders of the Company			71,800		63,147
Non-controlling interests			6,204		3,858
Profit for the year			78,004		67,005
Earnings per share:	16
Basic			0.828		0.728
Diluted			0.820		0.724

The notes on pages 148 to 194 form part of these financial statements. Details of dividends payable to equity shareholders of the Company attributable to the profit for the year are set out in Note 14.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2010
(Amounts in millions)

	Note	2010		2009
		RMB		RMB

Profit for the year		78,004		67,005
Other comprehensive income for the year (after tax and reclassification adjustments)	15
Cash flow hedges		(221)	54
Available-for-sale securities		(9)	(175)
Share of other comprehensive income of associates		(533)	806
Foreign currency translation differences		(1,360)	(4)
Total other comprehensive income		(2,123)	681
Total comprehensive income for the year		75,881		67,686
Attributable to:
Equity shareholders of the Company		69,793		63,867
Non-controlling interests		6,088		3,819
Total comprehensive income for the year		75,881		67,686

The notes on pages 148 to 194 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
as at 31 December 2010
(Amounts in millions)

	Note	2010	2009
		RMB	RMB

Non-current assets
Property, plant and equipment, net	17	540,700	484,815
Construction in progress	18	89,599	120,375
Goodwill	19	8,207	14,072
Interest in associates	21	22,815	18,162
Interest in jointly controlled entities	22	20,199	13,928
Investments	23	2,075	2,174
Deferred tax assets	28	15,516	13,975
Lease prepayments		19,464	16,238
Long-term prepayments and other assets	24	16,350	13,045
Total non-current assets		734,925	696,784
Current assets
Cash and cash equivalents		17,008	8,782
Time deposits with financial institutions		1,132	1,236
Trade accounts receivable, net	25	43,093	26,592
Bills receivable	25	15,950	2,110
Inventories	26	156,546	141,727
Prepaid expenses and other current assets	27	26,500	21,032
Total current assets		260,229	201,479
Current liabilities
Short-term debts	29	17,019	59,350
Loans from Sinopec Group Company and fellow subsidiaries	29	18,809	15,866
Trade accounts payable	30	132,528	96,762
Bills payable	30	3,818	23,111
Accrued expenses and other payables	31	153,478	117,798
Income tax payable		10,754	3,034
Total current liabilities		336,406	315,921
Net current liabilities		(76,177)	(114,442)
Total assets less current liabilities		658,748	582,342
Non-current liabilities
Long-term debts	29	136,465	110,918
Loans from Sinopec Group Company and fellow subsidiaries	29	37,610	41,807
Deferred tax liabilities	28	15,017	9,707
Provisions	32	15,573	11,860
Other liabilities		3,715	3,234
Total non-current liabilities		208,380	177,526
		450,368	404,816
Equity
Share capital	33	86,702	86,702
Reserves		332,345	292,238
Total equity attributable to equity shareholders of the Company		419,047	378,940
Non-controlling interests		31,321	25,876
Total equity		450,368	404,816

Approved and authorised for issue by the board of directors on 25 March 2011.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

The notes on pages 148 to 194 form part of these financial statements.

BALANCE SHEET
as at 31 December 2010
(Amounts in millions)

	Note	2010	2009
		RMB	RMB

Non-current assets
Property, plant and equipment, net	17	436,870	380,979
Construction in progress	18	76,830	112,217
Investments in subsidiaries	20	81,686	67,574
Interest in associates	21	12,160	9,076
Interest in jointly controlled entities	22	9,330	6,011
Investments	23	895	769
Deferred tax assets	28	11,789	8,815
Lease prepayments		12,412	9,570
Long-term prepayments and other assets	24	13,304	11,333
Total non-current assets		655,276	606,344
Current assets
Cash and cash equivalents		11,881	4,700
Time deposits with financial institutions		1	24
Trade accounts receivable, net	25	16,660	10,990
Bills receivable	25	11,093	123
Inventories	26	103,170	88,993
Prepaid expenses and other current assets	27	44,205	33,235
Total current assets		187,010	138,065
Current liabilities
Short-term debts	29	6,359	39,755
Loans from Sinopec Group Company and fellow subsidiaries	29	4,979	838
Trade accounts payable	30	87,244	63,067
Bills payable	30	2,670	14,084
Accrued expenses and other payables	31	158,901	134,526
Income tax payable		7,620	1,953
Total current liabilities		267,773	254,223
Net current liabilities		(80,763	(116,158)
Total assets less current liabilities		574,513	490,186
Non-current liabilities
Long-term debts	29	136,090	108,312
Loans from Sinopec Group Company and fellow subsidiaries	29	37,467	37,000
Deferred tax liabilities	28	7,951	4,544
Provisions	32	14,462	10,883
Other liabilities		1,909	1,625
Total non-current liabilities		197,879	162,364
		376,634	327,822
Equity
Share capital	33	86,702	86,702
Reserves	34	289,932	241,120
Total equity		376,634	327,822

Approved and authorised for issue by the board of directors on 25 March 2011.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

The notes on pages 148 to 194 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2010
(Amounts in millions)

								Total equity
								attributable
								to equity
			Statutory	Discretionary				shareholders	Non
	Share	Capital	share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2009, as previously reported	86,702	(16,293)	18,072	43,078	47,000	(6)	149,336	327,889	20,653	348,542
Adjustment for the Acquisition of SSI (Note 1)	—	—	—	—	—	1,894	—	1,894	1,552	3,446
Balance at 1 January 2009, as adjusted	86,702	(16,293)	18,072	43,078	47,000	1,888	149,336	329,783	22,205	351,988
Profit for the year	—	—	—	—	—	—	63,147	63,147	3,858	67,005
Other comprehensive income:
Cash flow hedges	—	—	—	—	—	54	—	54	—	54
Available-for-sale securities	—	—	—	—	—	(138)	—	(138)	(37)	(175)
Share of other comprehensive income of associates	—	—	—	—	—	806	—	806	—	806
Foreign currency translation differences	—	—	—	—	—	(2)	—	(2)	(2)	(4)
Total other comprehensive income	—	—	—	—	—	720	—	720	(39)	681
Total comprehensive income for the year	—	—	—	—	—	720	63,147	63,867	3,819	67,686
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2008 (Note 14)	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Interim dividend for 2009 (Note 14)	—	—	—	—	—	—	(6,069)	(6,069)	—	(6,069)
Appropriation (Note (a) and (b))	—	—	—	4,953	20,000	—	(24,953)	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	1,387	(1,387)	—	—	—
Transfer from other reserves to capital reserve	—	(1,551)	—	—	—	1,551	—	—	—	—
Consideration for the Acquisition of the Acquired Group (Note 1)	—	—	—	—	—	(771)	—	(771)	—	(771)
Distribution to Sinopec Group Company	—	(49)	—	—	—	—	—	(49)	—	(49)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(144)	(144)
Total contributions by and distributions to owners	—	(1,600)	—	4,953	20,000	2,167	(40,212)	(14,692)	(144)	(14,836)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(18)	—	—	—	—	—	(18)	(4)	(22)
Total transactions with owners	—	(1,618)	—	4,953	20,000	2,167	(40,212)	(14,710)	(148)	(14,858)
Realisation of deferred tax on lease prepayments	—	—	—	—	—	(8)	8	—	—	—
Balance at 31 December 2009	86,702	(17,911)	18,072	48,031	67,000	4,767	172,279	378,940	25,876	404,816

								Total equity
								attributable
				Dis-				to equity
			Statutory	cretionary				shareholders	Non
	Share	Capital	share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2010	86,702	(17,911)	18,072	48,031	67,000	4,767	172,279	378,940	25,876	404,816
Profit for the year	—	—	—	—	—	—	71,800	71,800	6,204	78,004
Other comprehensive income:
Cash flow hedges	—	—	—	—	—	(221)	—	(221)	—	(221)
Available-for-sale securities	—	—	—	—	—	(9)	—	(9)	—	(9)
Share of other comprehensive income of associates	—	—	—	—	—	(533)	—	(533)	—	(533)
Foreign currency translation differences	—	—	—	—	—	(1,244)	—	(1,244)	(116)	(1,360)
Total other comprehensive income	—	—	—	—	—	(2,007)	—	(2,007)	(116)	(2,123)
Total comprehensive income for the year	—	—	—	—	—	(2,007)	71,800	69,793	6,088	75,881
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Warrants exercised (Note 33)	—	—	2	—	—	—	—	2	—	2
Expiry of warrants (Note 29 (d))	—	(6,879)	6,879	—	—	—	—	—	—	—
Final dividend for 2009 (Note 14)	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Interim dividend for 2010 (Note 14)	—	—	—	—	—	—	(6,936)	(6,936)	—	(6,936)
Appropriation (Note (a) and (b))	—	—	—	6,680	20,000	—	(26,680)	—	—	—
Transfer from retained earnings to other reserve	—	—	—	—	—	1,672	(1,672)	—	—	—
Transfer from other reserves to capital reserve	—	(8,310)	—	—	—	8,310	—	—	—	—
Consideration for the Acquisition of SSI (Note 1)	—	—	—	—	—	(13,177)	—	(13,177)	—	(13,177)
Distribution to Sinopec Group Company	—	(29)	—	—	—	—	—	(29)	—	(29)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(643)	(643)
Total contributions by and distributions to owners	—	(15,218)	6,881	6,680	20,000	(3,195)	(44,825)	(29,677)	(643)	(30,320)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(9)	—	—	—	—	—	(9)	—	(9)
Total transactions with owners	—	(15,227)	6,881	6,680	20,000	(3,195)	(44,825)	(29,686)	(643)	(30,329)
Realisation of deferred tax on lease prepayments	—	—	—	—	—	(8)	8	—	—	—
Others (Note(f))	—	—	—	—	—	1,325	(1,325)	—	—	—
Balance at 31 December 2010	86,702	(33,138)	24,953	54,711	87,000	882	197,937	419,047	31,321	450,368

Notes:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit in accordance with the PRC accounting policies adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the year ended 31 December 2010, the Company transferred RMB 6,680 million (2009: RMB 4,953 million), being 10% of the current year’s net profit determined in accordance with the PRC accounting policies complying with “Interpretation of Accounting Standards for Business Enterprises (“ASBE”)?, to this reserve.

(b)
For the year ended 31 December 2010, the directors authorised the transfer of RMB 20,000 million (2009: RMB 20,000 million), subject to the shareholders’ approval at the Annual General Meeting, to the discretionary surplus reserve. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”). At 31 December 2010, the amount of retained earnings available for distribution was RMB 112,921 million (2009: RMB 91,772 million), being the amount determined in accordance with the accounting policies complying with IFRS. Final dividend for the year ended 31 December 2010 of RMB 11,271 million (2009: RMB 9,537 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

(f)
During the year ended 31 December 2010, the Group transferred RMB1,325 million (2009: RMB nil) from retained earnings to other reserves, being the net balance of the reserve for the safety production fund determined according to relevant PRC regulations.

The notes on pages 148 to 194 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2010
(Amounts in millions)

Note		2010	2009
		RMB	RMB

Net cash generated from operating activities	(a)	170,333	165,513
Investing activities
Capital expenditure		(106,371)	(107,487)
Exploratory wells expenditure		(7,392)	(8,708)
Purchase of investments, investments in associates and investments in jointly controlled entities		(11,310)	(3,240)
Proceeds from disposal of investments and investments in associates		1,687	504
Proceeds from disposal of property, plant and equipment		16,126	594
Purchase of time deposits with financial institutions		(3,522)	(2,304)
Proceeds from maturity of time deposits with financial institutions		3,626	1,820
Interest received		660	277
Investment and dividend income received		1,335	1,133
Payments for derivative financial instruments		(5,273)	(3,197)
Proceeds from derivative financial instruments		4,646	3,253
Net cash used in investing activities		(105,788)	(117,355)
Financing activities
Proceeds of issuance of corporate bonds		21,000	61,000
Proceeds of issuance of shareholders		2	—
Proceeds from bank and other loans		663,491	781,212
Repayments of corporate bonds		(31,000)	(15,000)
Repayments of bank and other loans		(672,804)	(850,683)
Distributions by subsidiaries to non-controlling interests		(1,051)	(858)
Contributions to subsidiaries from non-controlling interests		408	714
Acquisitions of non-controlling interests of subsidiaries		—	(213)
Dividend paid		(16,391)	(13,559)
Interest paid		(6,739)	(7,762)
Distributions to Sinopec Group Company		(13,210)	(1,262)
Net cash used in financing activities		(56,294)	(46,411)
Net increase in cash and cash equivalents		8,251	1,747
Cash and cash equivalents at 1 January		8,782	7,040
Effect of foreign currency exchange rate changes		(25)	(5)
Cash and cash equivalents at 31 December		17,008	8,782

The notes on pages 148 to 194 form part of these financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2010
(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	2010	2009
	RMB	RMB

Operating activities
Profit before taxation	103,693	86,604
Adjustments for:
Depreciation, depletion and amortisation	59,223	54,016
Dry hole costs	4,986	4,761
Share of profits less losses from associates and jointly controlled entities	(5,390)	(2,997)
Investment income	(273)	(374)
Interest income	(660)	(277)
Interest expense	7,972	7,609
Unrealised gain on foreign currency exchange rate changes and derivative financial instruments	(438)	(81)
Gain on disposal of property, plant and equipment, net	(253)	(211)
Impairment losses on long-lived assets	14,477	7,285
Unrealised loss on embedded derivative component of the Convertible Bonds	127	218
	183,464	156,553
Increase in trade accounts receivable	(16,500)	(13,467)
(Increase)/decrease in bills receivable	(13,840)	1,568
Increase in inventories	(14,819)	(45,606)
(Increase)/decrease in prepaid expenses and other current assets	(7,062)	13,989
Increase in lease prepayments	(3,226)	(5,073)
Decrease in long-term prepayments and other assets	2,831	4,378
Increase in trade accounts payable	35,765	40,943
(Decrease)/increase in bills payable	(19,293)	4,353
Increase in accrued expenses and other payables	37,318	13,417
(Decrease)/increase in other liabilities	(147)	503
	184,491	171,558
Income tax paid	(14,158)	(6,045)
Net cash generated from operating activities	170,333	165,513

The notes on pages 148 to 194 form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2010

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals.

Basis of preparation

Pursuant to the resolution passed at the Directors’ meeting on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations (collectively the “Acquired Group”) from Sinopec Group Company for total cash considerations of RMB 771 million (hereinafter referred to as the “Acquisition of the Acquired Group”).

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of Sonangol Sinopec International Limited (“SSI”) from Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company, and the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (hereinafter referred to as the “Acquisition of SSI”).

As the Group, the Acquired Group and SSI are under the common control of Sinopec Group Company, the Acquisition of the Acquired Group and the Acquisition of SSI have been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group and SSI have been accounted for at historical cost and the consolidated financial statements of the Company prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of the Acquired Group and SSI on a combined basis. The differences between the total considerations paid over the amounts of the net assets of the Acquired Group and SSI were RMB 1,551 million and RMB 8,310 million, respectively, which were accounted for as equity transactions.

The financial condition and the results of operation as at and for the year ended 31 December 2009 previously reported by the Group have been restated to include the results of operations and the assets and liabilities of SSI on a combined basis as set out below.

	The Group,
	as previously			The Group,
	reported	SSI	Elimination*	as restated
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions

Results of operation for the year ended 31 December 2009:
Operating revenue	1,345,052	10,973	(10,973)	1,345,052
Profit attributable to the equity shareholders of the Company	61,760	1,387	—	63,147
Basic earnings per share (RMB)	0.712	—	—	0.728
Diluted earnings per share (RMB)	0.708	—	—	0.724
Financial condition as at 31 December 2009:
Current assets	201,280	1,186	(987)	201,479
Total assets	877,842	21,408	(987)	898,263
Current liabilities	313,419	3,489	(987)	315,921
Total liabilities	478,989	15,445	(987)	493,447
Total equity attributable to equity shareholders of the Company	375,661	3,279	—	378,940

*
SSI sold its crude oil to the Group. The transactions between the Group and the SSI have been eliminated on combination. All other significant balances and transactions between the Group and SSI have been eliminated on combination.

The accompanying financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group and the Company are set out in Note 2.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

The IASB has issued certain new and revised IFRS that are first effective for the current accounting period of the Group and the Company. There have been no significant changes to the accounting policy applied in these financial statements for the years presented as a result of these developments.

The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period (Note 42).

In prior years, investment and dividend income received, and interest received and paid were classified as operating activities in the consolidated statement of cash flows. Since 2010, investment and dividend income and interest received are classified as investing activities, and interest paid are classified as financing activities, in the consolidated statement of cash flows. The change is to align the presentation with the Group’s financial statements prepared in accordance with the PRC accounting policies complying with ASBE. This change has been applied retrospectively.

The accompanying financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and the major sources of estimation uncertainty are disclosed in Note 41.

2	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation
The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and jointly controlled entities.

(i) Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)).

The particulars of the Group’s principal subsidiaries are set out in Note 39.

(ii) Associates and jointly controlled entities

An associate is an entity, not being a subsidiary, in which the Group or the Company exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

In the Company’s balance sheet, investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(n)).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(a)	Basis of consolidation (Continued)

(iii) Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

	(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

	(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

	(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

	(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

	(f)	Property, plant and equipment

An item of property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	15 to 45 years
Plant, machinery, equipment, and others	4 to 18 years
Oil depots, storage tanks and service stations	8 to 25 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related support equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at a credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

	(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less the accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

	(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

	(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted for using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to cash-generating units, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

	(k)	Investments

Investments in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserves. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

	(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on re-measurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or the hedge of the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(m)	Hedging

		(i)	Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

		(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the exchange reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement.

	(n)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have an quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and jointly controlled entities accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

		(ii)	Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments, investments in associates and jointly controlled entities and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

	(q)	Convertible bonds

(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to retained earnings.

(ii) Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

	(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

A provision for onerous contracts is recognised when the expected economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

	(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

	(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

	(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 4,835 million for the year ended 31 December 2010 (2009: RMB 3,816 million).

	(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

	(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 37.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

	(bb)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4	OTHER OPERATING REVENUES

	The Group
	2010	2009
	RMB millions	RMB millions

Sale of materials, service and others	36,032	28,749
Rental income	392	388
	36,424	29,137

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	The Group
	2010	2009
	RMB millions	RMB millions

Operating lease charges	10,452	7,564
Auditors’ remuneration - audit services	82	84
Impairment losses:
－ trade accounts receivable	48	70
－ other receivables	308	222

6	PERSONNEL EXPENSES

	The Group
	2010	2009
	RMB millions	RMB millions

Salaries, wages and other benefits	28,825	24,248
Contributions to retirement schemes (Note 37)	4,847	4,647
	33,672	28,895

7	TAXES OTHER THAN INCOME TAX

	The Group
	2010	2009
	RMB millions	RMB millions

Consumption tax (i)	117,928	110,206
Special oil income levy (ii)	19,760	7,145
City construction tax (iii)	11,277	9,212
Education surcharge	6,339	5,043
Resources tax	1,318	857
Business tax	567	421
	157,189	132,884

Note:

(i)
The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel.

(iii)	City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8	OTHER OPERATING EXPENSES, NET

	The Group
	2010	2009
	RMB millions	RMB millions

Fines, penalties and compensations	69	159
Donations	177	174
Gain on disposal of property, plant and equipment, net	(253)	(211)
Impairment losses on long-lived assets (i)	14,477	7,285
Net realised and unrealised losses/(gains) on derivative financial instruments not qualified as hedging	55	(82)
Ineffective portion of change in fair value of cash flow hedges	(16)	16
Others	(902)	(431)
	13,607	6,910

Note:

(i)
The primary factor resulting in the exploration and production (“E&P”) segment impairment losses of RMB 3,250 million (2009: RMB 1,595 million) for the year ended 31 December 2010, that comprised of impairment losses of RMB 1,889 million (2009: RMB 1,595 million) of property, plant and equipment (Note 17) and RMB 1,361 million (2009: RMB nil) of goodwill in respect of Dynamic (Note 19), was unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties and associated goodwill were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 15.6% (2009: 13.5%). The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset and goodwill impairment.

Impairment losses recognised for the chemicals segment were RMB 5,121 million (2009: RMB 3,807 million) for the year ended 31 December 2010, that comprised of impairment losses of RMB 2,953 million (2009: RMB 3,728 million) of property, plant and equipment (Note 17), RMB 2,168 million (2009: nil) of goodwill primarily in respect of Sinopec Qilu (Note 19), and RMB nil (2009: RMB 79 million) of other long-term assets. Impairment losses recognised for the refining segment were RMB 4,902 million (2009: RMB 396 million) for the year ended 31 December 2010, that comprised of impairment losses of RMB 1,649 million (2009: RMB 377 million) of property, plant and equipment, RMB 2,737 million (2009: nil) of goodwill primarily in respect of Sinopec Yangzi (Note 19), and RMB 516 million (2009: RMB 19 million) of construction in progress. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities and associated goodwill were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities using the pre-tax discount rates ranging from 15.2% to 15.9% (2009: 11.2% to 12.1%). The primary factor resulting in the impairment losses on property, plant and equipment of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price.

Impairment losses recognised on long-lived assets of the marketing and distribution segment were RMB 1,183 million (2009: RMB 1,479 million) for the year ended 31 December 2010, that comprised of impairment losses of RMB 1,055 million (2009: RMB 1,425 million) and RMB 128 million (2009: RMB 54 million) on property, plant and equipment and construction in progress. The impairment losses primarily related to certain service stations and certain construction in progress that were closed or abandoned during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

9	INTEREST EXPENSE

	The Group
	2010	2009
	RMB millions	RMB millions

Interest expense incurred	8,664	9,783
Less: Interest expense capitalised*	(1,266)	(2,621)
	7,398	7,162
Accretion expenses (Note 32)	574	447
Interest expense	7,972	7,609
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	3.0% to 6.5%	3.0% to 6.8%

10	TAX EXPENSE

Tax expense in the consolidated income statement represents:

	The Group
	2010	2009
	RMB millions	RMB millions

Current tax
－ Provision for the year	22,177	19,229
－ Over-provision in prior years	(299)	(512)
Deferred taxation (Note 28)	3,811	882
	25,689	19,599

Reconciliation between actual income tax expense and the expected income tax at applicable statutory tax rates is as follows:

	The Group
	2010	2009
	RMB millions	RMB millions

Profit before taxation	103,693	86,604
Expected PRC income tax expense at a statutory tax rate of 25%	25,923	21,651
Tax effect of preferential tax rate (i)	(1,525)	(1,621)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (i)	2,639	2,006
Tax effect of non-deductible expenses	2,361	326
Tax effect of non-taxable income	(1,839)	(1,686)
Tax effect of utilisation of previously unrecognised tax losses	(1,663)	(683)
Tax effect of tax losses not recognised	92	118
Over-provision in prior years	(299)	(512)
Actual income tax expense	25,689	19,599

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates of 15% or 22%, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

Directors’ and supervisors’ emoluments are as follows:

Name	Directors’/ supervisors’ fee RMB’000	Salaries, allowances and benefits in kind RMB’000	Discretionary bonuses RMB’000	Retirement scheme contributions RMB’000	2010 Total RMB’000

Directors
Su Shulin	—	—	—	—	—
Wang Tianpu	—	337	602	28	967
Zhang Jianhua	—	337	602	28	967
Wang Zhigang	—	337	602	28	967
Dai Houliang	—	337	602	28	967
Cai Xiyou	—	337	602	28	967
Zhang Yaocang	—	—	—	—	—
Cao Yaofeng	—	—	—	—	—
Li Chunguang	—	—	—	—	—
Liu Yun	—	—	—	—	—
Independent non-executive directors
Liu Zhongli (resigned on 28 Apr 2010)	100	—	—	—	100
Ye Qing (resigned on 28 Apr 2010)	100	—	—	—	100
Li Deshui	240	—	—	—	240
Xie Zhongyu	240	—	—	—	240
Chen Xiaojin	240	—	—	—	240
Ma Weihua (appointed on 19 May 2010)	140	—	—	—	140
Wu Xiaogen (appointed on 19 May 2010)	140	—	—	—	140
Supervisors
Wang Zuoran	—	—	—	—	—
Geng Limin	—	—	—	—	—
Zou Huiping	—	202	241	29	472
Su Wensheng (resigned on 28 Apr 2010)	—	61	52	9	122
Yu Renming (appointed on 16 Dec 2010)	—	16	13	3	32
Cui Guoqi (appointed on 28 Apr 2010)	—	152	212	19	383
Chang Zhenyong (appointed on 28 Apr 2010)	—	134	245	19	398
Liu Xiaohong (resigned on 28 Apr 2010)	—	61	52	9	122
Zhou Shiliang	—	202	226	29	457
Chen Mingzheng	—	181	241	58	480
Jiang Zhenying (appointed on 16 Dec 2010)	—	14	12	3	29
Independent supervisors
Zhang Youcai	240	—	—	—	240
Li Yonggui	240	—	—	—	240
Total	1,680	2,708	4,304	318	9,010

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (Continued)

Directors’ and supervisors’ emoluments are as follows: (Continued)

Name	Directors’/ supervisors’ fee RMB’000	Salaries, allowances and benefits in kind RMB’000	Discretionary bonuses RMB’000	Retirement scheme contributions RMB’000	2009 Total RMB’000

Directors
Su Shulin	—	—	—	—	—
Zhou Yuan (resigned on 22 May 2009)	—	—	—	—	—
Wang Tianpu	—	320	380	26	726
Zhang Jianhua	—	307	388	26	721
Wang Zhigang	—	307	388	26	721
Dai Houliang	—	307	388	26	721
Cai Xiyou (appointed on 22 May 2009)	—	307	388	26	721
Zhang Yaocang (appointed on 22 May 2009)	—	—	—	—	—
Cao Yaofeng (appointed on 22 May 2009)	—	—	—	—	—
Li Chunguang (appointed on 22 May 2009)	—	—	—	—	—
Liu Yun (appointed on 22 May 2009)	—	—	—	—	—
Yao Zhongmin (resigned on 22 May 2009)	12	—	—	—	12
Fan Yifei (resigned on 22 May 2009)	12	—	—	—	12
Independent non-executive directors
Liu Zhongli	240	—	—	—	240
Ye Qing (appointed on 22 May 2009)	140	—	—	—	140
Li Deshui	240	—	—	—	240
Xie Zhongyu (appointed on 22 May 2009)	140	—	—	—	140
Chen Xiaojin (appointed on 22 May 2009)	140	—	—	—	140
Shi Wanpeng (resigned on 22 May 2009)	100	—	—	—	100
Supervisors
Wang Zuoran	—	—	—	—	—
Geng Limin	—	—	—	—	—
Zou Huiping	—	194	227	26	447
Su Wensheng	—	181	243	26	450
Kang Xianzhang	—	—	—	—	—
Zhang Jitian (resigned on 22 May 2009)	—	74	212	—	286
Cui Guoqi (resigned on 22 May 2009)	—	80	227	10	317
Li Zhonghua (resigned on 22 May 2009)	—	74	227	9	310
Liu Xiaohong (appointed on 22 May 2009)	—	110	192	16	318
Zhou Shiliang (appointed on 22 May 2009)	—	114	192	16	322
Chen Mingzheng (appointed on 22 May 2009)	—	102	231	54	387
Independent supervisors
Zhang Youcai	240	—	—	—	240
Li Yonggui	240	—	—	—	240
Total	1,504	2,477	3,683	287	7,951

12	SENIOR MANAGEMENT’S EMOLUMENTS

For the years ended 31 December 2010 and 2009, all the five highest paid individuals are directors whose emoluments are disclosed in Note 11.

13	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 45,892 million (2009: RMB 37,022 million) which has been dealt with in the financial statements of the Company.

14	DIVIDENDS

Dividends payable to equity shareholders of the Company attributable to the year represent:

	2010 RMB millions	2009 RMB millions

Dividends declared and paid during the year of RMB 0.08 per share (2009: RMB 0.07 per share)	6,936	6,069
Dividends declared after the balance sheet date of RMB 0.13 per share (2009: RMB 0.11 per share)	11,271	9,537
	18,207	15,606

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 20 August 2010, the directors declared an interim dividend for the year ended 31 December 2010 of RMB 0.08 (2009: RMB 0.07) per share totalling RMB 6,936 million (2009: RMB 6,069 million) and the dividends were paid on 30 September 2010.

Pursuant to a resolution passed at the director’s meeting on 25 March 2011, a final dividend in respect of the year ended 31 December 2010 of RMB 0.13 (2009: RMB 0.11) per share totalling RMB 11,271 million (2009: RMB 9,537 million) was proposed for shareholders’ approval at the Annual General Meeting. Final dividend of RMB 11,271 million (2009: RMB 9,537 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

	2010 RMB millions	2009 RMB millions

Final dividends in respect of the previous financial year, approved and paid during the year of RMB 0.11 per share (2009: RMB 0.09 per share)	9,537	7,803

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared and paid on 30 June 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

15	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

	Before-tax amount RMB millions	2010 Tax benefit RMB millions	Net-of-tax amount RMB millions	Before-tax amount RMB millions	2009 Tax (expense)/ benefit RMB millions	Net-of-tax amount RMB millions

Cash flow hedges	(263)	42	(221)	65	(11)	54
Available-for-sale securities	(9)	—	(9)	(227)	52	(175)
Share of other comprehensive income of associates	(533)	—	(533)	806	—	806
Foreign currency translation differences	(1,360)	—	(1,360)	(4)	—	(4)
Other comprehensive income	(2,165)	42	(2,123)	640	41	681

(b)	Reclassification adjustments relating to components of other comprehensive income

	2010 RMB millions	2009 RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(682)	(2,058)
Amounts transferred to initial carrying amount of hedged items	53	257
Reclassification adjustments for amounts transferred to the cost of inventories for the year	366	1,866
Net deferred tax benefit /(expense) recognised in other comprehensive income	42	(11)
Net movement during the year recognised in other comprehensive income	(221)	54
Available-for-sale securities:
Changes in fair value recognised during the year	(6)	(1)
Gain on disposal transferred to the consolidated income statement	(3)	(226)
Net deferred tax benefit recognised in other comprehensive income	—	52
Net movement during the year recognised in other comprehensive income	(9)	(175)
Share of other comprehensive income of associates:
Net movement during the year recognised in other comprehensive income	(533)	806
Foreign currency translation differences:
Net movement during the year recognised in other comprehensive income	(1,360)	(4)

16	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2010 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 71,800 million (2009: RMB 63,147 million) and the weighted average number of shares of 86,702,513,472 (2009: 86,702,439,000) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2010 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 72,021 million (2009: RMB 63,523 million) and the weighted average number of the shares of 87,789,874,067 (2009: 87,789,799,595) calculated as follows:

	(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	2010 RMB millions	2009 RMB millions

Profit attributable to ordinary equity shareholders of the Company	71,800	63,147
After tax effect of interest expense (net of exchange gain) of the Convertible Bonds	126	212
After tax effect of unrealised loss on embedded derivative component of the Convertible Bonds	95	164
Profit attributable to ordinary equity shareholders of the Company (diluted)	72,021	63,523

(ii)	Weighted average number of shares (diluted)

	2010 Number of shares	2009 Number of shares

Weighted average number of shares at 31 December	86,702,513,472	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595	1,087,360,595
Weighted average number of shares (diluted) at 31 December	87,789,874,067	87,789,799,595

The calculation of diluted earnings per share for the years ended 31 December 2009 excludes the effect of the Warrants (Note 29(d)), since it did not have any dilutive effect.

17	PROPERTY, PLANT AND EQUIPMENT

The Group - by segment

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Corporate and others RMB millions	Total RMB millions

Cost:
Balance at 1 January 2009	363,535	179,551	107,657	189,478	8,741	848,962
Additions	2,143	178	693	754	20	3,788
Transferred from construction in progress	63,587	18,291	9,690	15,146	1,170	107,884
Acquisitions (ii)	60	999	—	—	1,722	2,781
Reclassification	—	6,008	214	(6,089)	(133)	—
Exchange adjustment	(24)	—	(13)	—	(4)	(41)
Reclassification to lease prepayments and other assets	—	—	(650)	—	(16)	(666)
Disposals	(606)	(1,812)	(1,511)	(4,333)	(192)	(8,454)
Balance at 31 December 2009	428,695	203,215	116,080	194,956	11,308	954,254
Balance at 1 January 2010	428,695	203,215	116,080	194,956	11,308	954,254
Additions	4,021	123	1,100	88	255	5,587
Transferred from construction in progress	67,922	11,922	12,370	22,964	2,872	118,050
Reclassification	343	144	271	(169)	(589)	—
Contributed to a jointly controlled entity	—	—	—	(290)	—	(290)
Reclassification to lease prepayments and other assets	—	(39)	(451)	—	(146)	(636)
Exchange adjustment	(809)	—	(103)	—	(4)	(916)
Disposals	(370)	(2,980)	(2,144)	(2,603)	(141)	(8,238)
Balance at 31 December 2010	499,802	212,385	127,123	214,946	13,555	1,067,811

Accumulated depreciation:
Balance at 1 January 2009	177,059	84,976	28,815	122,403	3,068	416,321
Depreciation charge for the year	28,075	10,212	5,578	8,313	866	53,044
Acquisitions (ii)	—	591	—	—	159	750
Impairment losses for the year (Note 8 (i))	1,595	377	1,425	3,728	8	7,133
Reclassification	—	(44)	91	2	(49)	—
Exchange adjustment	(6)	—	(3)	—	(2)	(11)
Reclassification to lease prepayments and other assets	—	—	(80)	—	—	(80)
Written back on disposals	(590)	(1,693)	(1,346)	(3,906)	(183)	(7,718)
Balance at 31 December 2009	206,133	94,419	34,480	130,540	3,867	469,439
Balance at 1 January 2010	206,133	94,419	34,480	130,540	3,867	469,439
Depreciation charge for the year	31,393	11,227	5,946	8,483	925	57,974
Impairment losses for the year (Note 8 (i))	1,889	1,649	1,055	2,953	21	7,567
Reclassification	12	(3)	25	(145)	111	—
Reclassification to lease prepayments and other assets	—	(3)	(68)	—	(12)	(83)
Exchange adjustment	(218)	—	(41)	—	(1)	(260)
Written back on disposals	(177)	(2,778)	(1,953)	(2,499)	(119)	(7,526)
Balance at 31 December 2010	239,032	104,511	39,444	139,332	4,792	527,111

Net book value:
Balance at 1 January 2009	186,476	94,575	78,842	67,075	5,673	432,641
Balance at 31 December 2009	222,562	108,796	81,600	64,416	7,441	484,815
Balance at 31 December 2010	260,770	107,874	87,679	75,614	8,763	540,700

17	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by segment

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Corporate and others RMB millions	Total RMB millions

Cost:
Balance at 1 January 2009	311,041	143,865	84,423	115,869	6,727	661,925
Additions	2,014	105	573	78	2	2,772
Transferred from construction in progress	58,100	14,776	6,917	11,322	1,147	92,262
Transferred from subsidiaries	—	—	—	3,540	—	3,540
Transferred to subsidiaries	—	(235)	(845)	(107)	—	(1,187)
Acquisitions (ii)	60	999	—	—	1,722	2,781
Reclassification	—	5,828	—	(5,828)	—	—
Reclassification to lease prepayments and other assets	—	—	(619)	—	—	(619)
Disposals	(606)	(1,738)	(1,425)	(3,601)	(146)	(7,516)
Balance at 31 December 2009	370,609	163,600	89,024	121,273	9,452	753,958
Balance at 1 January 2010	370,609	163,600	89,024	121,273	9,452	753,958
Additions	3,908	96	184	21	59	4,268
Transferred from construction in progress	62,683	10,280	8,291	20,934	2,716	104,904
Transferred from subsidiaries	—	112	21	247	—	380
Transferred to subsidiaries	—	(15)	(654)	(6)	(67)	(742)
Reclassification	343	142	279	(178)	(586)	—
Contributed to a jointly controlled entity	—	—	—	(290)	—	(290)
Reclassification to lease prepayments and other assets	—	(39)	(432)	—	(48)	(519)
Disposals	(369)	(2,869)	(1,899)	(2,055)	(105)	(7,297)
Balance at 31 December 2010	437,174	171,307	94,814	139,946	11,421	854,662

Accumulated depreciation:
Balance at 1 January 2009	155,389	74,959	25,409	71,996	2,260	330,013
Depreciation charge for the year	22,053	7,610	4,271	5,462	713	40,109
Transferred from subsidiaries	—	—	—	2,770	—	2,770
Transferred to subsidiaries	—	(115)	(85)	(70)	—	(270)
Acquisitions (ii)	—	591	—	—	159	750
Impairment losses for the year	1,595	288	1,205	3,491	8	6,587
Reclassification	—	8	—	(8)	—	—
Reclassification to lease prepayments and other assets	—	—	(78)	—	—	(78)
Written back on disposals	(590)	(1,621)	(1,298)	(3,249)	(144)	(6,902)
Balance at 31 December 2009	178,447	81,720	29,424	80,392	2,996	372,979
Balance at 1 January 2010	178,447	81,720	29,424	80,392	2,996	372,979
Depreciation charge for the year	25,165	8,580	4,360	5,810	785	44,700
Transferred from subsidiaries	—	2	1	131	—	134
Transferred to subsidiaries	—	—	(214)	—	(25)	(239)
Impairment losses for the year	1,856	1,638	946	2,484	21	6,945
Reclassification	12	(16)	41	(186)	149	—
Reclassification to lease prepayments and other assets	—	(3)	(68)	—	—	(71)
Written back on disposals	(176)	(2,672)	(1,752)	(1,954)	(102)	(6,656)
Balance at 31 December 2010	205,304	89,249	32,738	86,677	3,824	417,792

Net book value:
Balance at 1 January 2009	155,652	68,906	59,014	43,873	4,467	331,912
Balance at 31 December 2009	192,162	81,880	59,600	40,881	6,456	380,979
Balance at 31 December 2010	231,870	82,058	62,076	53,269	7,597	436,870

17	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Group - by asset class

	Buildings RMB millions	Oil and gas properties RMB millions	Oil depots, storage tanks and service stations RMB millions	Plant, machinery, equipment and others RMB millions	Total RMB millions

Balance at 1 January 2009	52,561	317,307	116,766	362,328	848,962
Additions	372	2,022	413	981	3,788
Transferred from construction in progress	6,847	41,213	23,840	35,984	107,884
Acquisitions (ii)	1,912	—	342	527	2,781
Reclassification	(63)	—	(2,505)	2,568	—
Exchange adjustment	(17)	(24)	—	—	(41)
Reclassification to lease prepayments and other assets	(81)	—	(585)	—	(666)
Disposals	(389)	—	(1,565)	(6,500)	(8,454)
Balance at 31 December 2009	61,142	360,518	136,706	395,888	954,254
Balance at 1 January 2010	61,142	360,518	136,706	395,888	954,254
Additions	259	3,421	1,023	884	5,587
Transferred from construction in progress	5,150	58,465	17,889	36,546	118,050
Reclassification	996	5	325	(1,326)	—
Contributed to a jointly controlled entity	(290)	—	—	—	(290)
Reclassification to lease prepayments and other assets	(204)	—	(389)	(43)	(636)
Exchange adjustment	(33)	(809)	(22)	(52)	(916)
Disposals	(767)	—	(1,675)	(5,796)	(8,238)
Balance at 31 December 2010	66,253	421,600	153,857	426,101	1,067,811

Accumulated depreciation:
Balance at 1 January 2009	27,507	147,320	28,880	212,614	416,321
Depreciation charge for the year	2,309	25,930	5,936	18,869	53,044
Acquisitions (ii)	213	—	292	245	750
Impairment losses for the year	579	1,553	1,076	3,925	7,133
Reclassification	(63)	—	(505)	568	—
Exchange adjustment	(5)	(6)	—	—	(11)
Reclassification to lease prepayments and other assets	(8)	—	(72)	—	(80)
Written back on disposals	(340)	—	(1,401)	(5,977)	(7,718)
Balance at 31 December 2009	30,192	174,797	34,206	230,244	469,439
Balance at 1 January 2010	30,192	174,797	34,206	230,244	469,439
Depreciation charge for the year	2,442	28,196	6,857	20,479	57,974
Impairment losses for the year	660	1,789	1,070	4,048	7,567
Reclassification	263	(9)	(14)	(240)	—
Reclassification to lease prepayments and other assets	—	—	(77)	(6)	(83)
Exchange adjustment	(14)	(218)	(8)	(20)	(260)
Written back on disposals	(499)	—	(1,533)	(5,494)	(7,526)
Balance at 31 December 2010	33,044	204,555	40,501	249,011	527,111

Net book value:
Balance at 1 January 2009	25,054	169,987	87,886	149,714	432,641
Balance at 31 December 2009	30,950	185,721	102,500	165,644	484,815
Balance at 31 December 2010	33,209	217,045	113,356	177,090	540,700

17	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by asset class

	Buildings RMB millions	Oil and gas properties RMB millions	Oil depots, storage tanks and service stations RMB millions	Plant, machinery, equipment and others RMB millions	Total RMB millions

Balance at 1 January 2009	35,949	270,651	95,484	259,841	661,925
Additions	141	1,897	389	345	2,772
Transferred from construction in progress	5,598	36,081	22,864	27,719	92,262
Transferred from subsidiaries	351	—	—	3,189	3,540
Transferred to subsidiaries	(67)	—	(907)	(213)	(1,187)
Acquisitions (ii)	1,912	—	342	527	2,781
Reclassification	(134)	—	(1,850)	1,984	—
Reclassification to lease prepayments and other assets	(82)	—	(537)	—	(619)
Disposals	(336)	—	(1,507)	(5,673)	(7,516)
Balance at 31 December 2009	43,332	308,629	114,278	287,719	753,958
Balance at 1 January 2010	43,332	308,629	114,278	287,719	753,958
Additions	45	3,310	537	376	4,268
Transferred from construction in progress	4,450	53,423	14,423	32,608	104,904
Transferred from subsidiaries	157	—	172	51	380
Transferred to subsidiaries	(175)	—	(495)	(72)	(742)
Reclassification	689	5	403	(1,097)	—
Contributed to a jointly controlled entity	(290)	—	—	—	(290)
Reclassification to lease prepayments and other assets	(107)	—	(370)	(42)	(519)
Disposals	(696)	—	(1,541)	(5,060)	(7,297)
Balance at 31 December 2010	47,405	365,367	127,407	314,483	854,662

Accumulated depreciation:
Balance at 1 January 2009	16,898	127,336	26,163	159,616	330,013
Depreciation charge for the year	1,644	20,051	4,732	13,682	40,109
Transferred from subsidiaries	249	—	—	2,521	2,770
Transferred to subsidiaries	(26)	—	(187)	(57)	(270)
Acquisitions (ii)	213	—	292	245	750
Impairment losses for the year	484	1,553	1,028	3,522	6,587
Reclassification	40	—	(325)	285	—
Reclassification to lease prepayments and other assets	(11)	—	(67)	—	(78)
Written back on disposals	(303)	—	(1,366)	(5,233)	(6,902)
Balance at 31 December 2009	19,188	148,940	30,270	174,581	372,979
Balance at 1 January 2010	19,188	148,940	30,270	174,581	372,979
Depreciation charge for the year	1,807	22,117	5,444	15,332	44,700
Transferred from subsidiaries	31	—	84	19	134
Transferred to subsidiaries	(106)	—	(116)	(17)	(239)
Impairment losses for the year	634	1,789	957	3,565	6,945
Reclassification	271	(9)	33	(295)	—
Reclassification to lease prepayments and other assets	—	—	(66)	(5)	(71)
Written back on disposals	(436)	—	(1,453)	(4,767)	(6,656)
Balance at 31 December 2010	21,389	172,837	35,153	188,413	417,792

Net book value:
Balance at 1 January 2009	19,051	143,315	69,321	100,225	331,912
Balance at 31 December 2009	24,144	159,689	84,008	113,138	380,979
Balance at 31 December 2010	26,016	192,530	92,254	126,070	436,870

Notes:

(i)
The additions to the exploration and production segment and oil and gas properties of the Group and the Company for the year ended 31 December 2010 included RMB 3,389 million (2009: 2,013 million) and RMB 3,278 million (2009: RMB 1,897 million) of the estimated dismantlement costs for site restoration (Note 32).

(ii)	During the year ended 31 December 2009, the Group acquired certain property, plant and equipment from Sinopec Group Company (Note 36).

18	CONSTRUCTION IN PROGRESS

The Group

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Corporate and others RMB millions	Total RMB millions

Balance at 1 January 2009	56,542	18,091	14,302	29,765	3,766	122,466
Additions	58,882	14,600	15,547	25,083	1,379	115,491
Dry hole costs written off	(4,761)	—	—	—	—	(4,761)
Transferred to property, plant and equipment	(63,587)	(18,291)	(9,690)	(15,146)	(1,170)	(107,884)
Reclassification to lease prepayments and other assets	(190)	(744)	(2,773)	(1,113)	(44)	(4,864)
Impairment losses for the year (Note 8 (i))	—	(19)	(54)	—	—	(73)
Balance at 31 December 2009	46,886	13,637	17,332	38,589	3,931	120,375
Balance at 1 January 2010	46,886	13,637	17,332	38,589	3,931	120,375
Additions	56,924	19,746	25,017	13,183	1,620	116,490
Transferred to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Reclassification	—	—	219	(219)	—	—
Dry hole costs written off	(4,986)	—	—	—	—	(4,986)
Transferred to property, plant and equipment	(67,922)	(11,922)	(12,370)	(22,964)	(2,872)	(118,050)
Reclassification to lease prepayments and other assets	(528)	(270)	(2,758)	(2,145)	(426)	(6,127)
Impairment losses for the year (Note 8 (i))	—	(516)	(128)	—	—	(644)
Balance at 31 December 2010	30,374	20,675	27,312	8,985	2,253	89,599

As at 31 December 2010, the amount of capitalised cost of exploratory wells included in the Group’s construction in progress related to the exploration and production segment was RMB 10,652 million (2009: RMB 8,823 million). The geological and geophysical costs paid during the year ended 31 December 2010 were RMB 6,433 million (2009: RMB 5,437 million).

The Company

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Corporate and others RMB millions	Total RMB millions

Balance at 1 January 2009	55,878	16,107	10,859	26,620	3,746	113,210
Additions	53,003	11,283	12,029	21,949	1,365	99,629
Dry hole costs written off	(4,761)	—	—	—	—	(4,761)
Transferred to property, plant and equipment	(58,100)	(14,776)	(6,917)	(11,322)	(1,147)	(92,262)
Transferred from a subsidiary	—	—	—	580	—	580
Reclassification to lease prepayments and other assets	(188)	(260)	(2,505)	(1,117)	(40)	(4,110)
Impairment losses for the year	—	(19)	(50)	—	—	(69)
Balance at 31 December 2009	45,832	12,335	13,416	36,710	3,924	112,217
Balance at 1 January 2010	45,832	12,335	13,416	36,710	3,924	112,217
Additions	51,746	17,725	16,281	10,606	1,414	97,772
Transferred to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Reclassification	—	—	219	(219)	—	—
Dry hole costs written off	(4,986)	—	—	—	—	(4,986)
Transferred to property, plant and equipment	(62,683)	(10,280)	(8,291)	(20,934)	(2,716)	(104,904)
Reclassification to lease prepayments and other assets	(509)	(201)	(2,006)	(2,143)	(426)	(5,285)
Impairment losses for the year	—	(516)	(9)	—	—	(525)
Balance at 31 December 2010	29,400	19,063	19,610	6,561	2,196	76,830

19	GOODWILL

	The Group
	2010 RMB millions	2009 RMB millions

Cost:
Balance at 1 January	15,463	15,628
Additions	441	241
Disposals	(9)	(406)
Exchange adjustment	(31)	—
Balance at 31 December	15,864	15,463
Accumulated impairment losses:
Balance at 1 January	(1,391)	(1,391)
Impairment losses for the year	(6,266)	—
Balance at 31 December	(7,657)	(1,391)
Net book value:
Balance at 31 December	8,207	14,072

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	2010 RMB millions	2009 RMB millions

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	3,952	3,952
Hong Kong service stations	895	926
Sinopec Qilu Branch (“Sinopec Qilu”)	—	2,159
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”)	—	2,737
Sinopec Shengli Oil Field Dynamic Company Limited (“Dynamic”)	—	1,361
Multiple units without individual significant goodwill	2,203	1,780
	8,207	14,072

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. The calculations for Sinopec Yanshan, Sinopec Zhenhai, Hong Kong service stations, Sinopec Qilu and Sinopec Yangzi use cash flow projections based on financial budgets approved by management covering a one-year period and forecast on market supply and demand for the second to the fifth year based on market research performed by an external research institution. Cash flows beyond the five-year period are maintained constant. The calculation for Dynamic use cash flow projection based on reserve estimation performed by an external reserve valuer and management expectation on crude oil price. The pre-tax discount rates range from 15.2% to 16.8% (2009: 11.2% to 13.6%).

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period, and the forecast on market supply and demand based on market research performed by an external research institution.

During the year ended 31 December 2010, the carrying amounts of the cash-generating units, Sinopec Qilu, Sinopec Yangzi and Dynamic, were determined to be higher than its recoverable amounts. The reduction in recoverable amounts of Sinopec Qilu and Sinopec Yangzi was primarily due to the drop in future cash flow projections as a result of intense market competition caused by an increase in future supply of relevant petrochemical products in the international market. The reduction in recoverable amount of Dynamic was a result of unsuccessful development drilling in this cash-generating unit. The total impairment losses recognised on the goodwill of Sinopec Qilu, Sinopec Yangzi and Dynamic were RMB 6,257 million for the year ended 31 December 2010. Management believes any reasonably possible change in the key assumptions on which the recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai and Hong Kong service stations are based would not cause carrying amounts of these cash generating units to exceed their recoverable amounts.

20	INVESTMENTS IN SUBSIDIARIES

	The Company
	2010 RMB millions	2009 RMB millions

Investments in subsidiaries, at cost	81,686	67,574

Details of the Company’s principal subsidiaries at 31 December 2010 are set out in Note 39.

21	INTEREST IN ASSOCIATES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Investments in associates, at cost	—	—	12,160	9,076
Share of net assets	22,815	18,162	—	—
	22,815	18,162	12,160	9,076

The Group’s and the Company’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments are individually and in aggregate not material to the Group’s and the Company’s financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%

Sinopec Finance Company Limited services	Incorporated	Registered capital RMB 8,000,000,000	49.00	—	Provision of non-banking financial
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products
Zhongtian Synergetic Energy Company Limited	Incorporated	Registered capital RMB 3,678,400,000	38.75	—	Manufacturing of coal-chemical products
Shanghai Chemical Industry Park the Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of Chemical Industry Park in Shanghai, the PRC
Shanghai Petroleum Company Limited	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas

22	INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Investments in jointly controlled entities, at cost	—	—	9,330	6,011
Share of net assets	20,199	13,928	—	—
	20,199	13,928	9,330	6,011

The Group’s and the Company’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%

Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 13,633,770,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital RMB 12,806,000,000	—	50.00	Manufacturing and distribution of petrochemical products
Sinopec SABIC Tianjin Petrochemical Company limited	Incorporated	Registered capital RMB 6,120,000,000	50.00	—	Manufacturing and distribution of petrochemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	2010 RMB millions	2009 RMB millions

Results of operation:
Operating revenue	61,523	25,141
Expenses	(58,344)	(23,901)
Net profit	3,179	1,240

Financial condition:
Current assets	15,677	9,857
Non-current assets	39,274	32,353
Current liabilities	(11,239)	(9,038)
Non-current liabilities	(23,513)	(19,244)
Net assets	20,199	13,928

Cash flows:
Net cash generated from operating activities	5,800	345
Net cash used in investing activities	(10,505)	(3,905)
Net cash generated from financing activities	6,430	3,911
Net increase in cash and cash equivalents	1,725	351

23	INVESTMENTS

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Available-for-sale financial assets
－ Equity securities, listed and at quoted market price	52	61	18	25
－ Investment in other available-for-sale security	—	700	—	—
Investments in equity securities, unlisted and at cost	2,207	1,610	1,011	891
	2,259	2,371	1,029	916
Less: Impairment losses for investments	(184)	(197)	(134)	(147)
	2,075	2,174	895	769

Unlisted investments represent the Group’s and the Company’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the year ended 31 December 2010 amounted to RMB 11 million (2009: RMB 5 million).

24	LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of service stations.

25	TRADE ACCOUNTS RECEIVABLE, NET AND BILLS RECEIVABLE

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Amounts due from third parties	33,681	27,481	2,293	2,326
Amounts due from subsidiaries	—	—	9,930	9,509
Amounts due from Sinopec Group Company and fellow subsidiaries	1,848	697	1,180	494
Amounts due from associates and jointly controlled entities	8,886	335	4,344	187
	44,415	28,513	17,747	12,516
Less: Impairment losses for bad and doubtful debts	(1,322)	(1,921)	(1,087)	(1,526)
Trade accounts receivable, net	43,093	26,592	16,660	10,990
Bills receivable	15,950	2,110	11,093	123
	59,043	28,702	27,753	11,113

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Within one year	58,987	28,525	27,713	10,946
Between one and two years	36	154	15	150
Between two and three years	11	11	17	8
Over three years	9	12	8	9
	59,043	28,702	27,753	11,113

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Balance at 1 January	1,921	2,406	1,526	1,983
Impairment losses recognised for the year	48	70	42	65
Reversal of impairment losses	(130)	(245)	(118)	(226)
Written off	(517)	(310)	(363)	(296)
Balance at 31 December	1,322	1,921	1,087	1,526

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

26	INVENTORIES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Crude oil and other raw materials	84,428	87,587	56,858	54,326
Work in progress	13,089	11,609	9,393	8,182
Finished goods	55,945	39,737	34,706	24,782
Spare parts and consumables	4,175	3,832	2,908	2,285
	157,637	142,765	103,865	89,575
Less: Allowance for diminution in value of inventories	(1,091)	(1,038)	(695)	(582)
	156,546	141,727	103,170	88,993

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 1,542,923 million for the year ended 31 December 2010 (2009: RMB 1,033,313 million), which includes the write-down of inventories of RMB 1,087 million (2009: RMB 401 million) that primarily related to the refining and chemicals segments, and the reversal of write-down of inventories made in prior years of RMB 1,034 million (2009: RMB 8,552 million), that mainly was due to the sales of inventories. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement.

27	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Advances to third parties	937	1,214	695	1,167
Amounts due from Sinopec Group Company and fellow subsidiaries	930	787	686	672
Amounts due from associates and jointly controlled entities	2,460	23	2,438	6
Amounts due from subsidiaries	—	—	26,210	18,449
Other receivables	858	1,181	72	125
Loans and receivables	5,185	3,205	30,101	20,419
Purchase deposits and other assets	4,469	2,320	2,559	645
Prepayments in connection with construction work and equipment purchases	988	1,906	786	1,082
Prepaid value-added tax and customs duty	13,072	12,577	10,758	11,086
Financial assets held for trading	2,450	—	—	—
Available-for-sale financial assets	—	700	—	—
Derivative financial instruments - hedging	148	142	—	—
Derivative financial instruments - non-hedging	188	182	1	3
	26,500	21,032	44,205	33,235

28	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

The Group

	Assets		Liabilities		Net balance
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Current
Receivables and inventories	3,507	3,207	—	—	3,507	3,207
Accruals	1,588	815	—	—	1,588	815
Cash flow hedges	31	7	—	(18)	31	(11)
Non-current
Property, plant and equipment	7,961	5,601	(794)	(1,178)	7,167	4,423
Accelerated depreciation	—	—	(14,142)	(8,410)	(14,142)	(8,410)
Tax value of losses carried forward	2,116	3,954	—	—	2,116	3,954
Lease prepayments	284	292	—	—	284	292
Embedded derivative component of the Convertible Bonds	—	—	(64)	(96)	(64)	(96)
Others	29	99	(17)	(5)	12	94
Deferred tax assets/(liabilities)	15,516	13,975	(15,017)	(9,707)	499	4,268

The Company

	Assets		Liabilities		Net balance
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Current
Receivables and inventories	3,084	2,928	—	—	3,084	2,928
Accruals	1,617	811	—	—	1,617	811
Non-current
Property, plant and equipment	6,852	4,803	(35)	(429)	6,817	4,374
Accelerated depreciation	—	—	(7,836)	(4,015)	(7,836)	(4,015)
Lease prepayments	213	219	—	—	213	219
Embedded derivative component of the Convertible Bonds	—	—	(64)	(96)	(64)	(96)
Others	23	54	(16)	(4)	7	50
Deferred tax assets/(liabilities)	11,789	8,815	(7,951)	(4,544)	3,838	4,271

As at 31 December 2010, certain subsidiaries of the Company did not recognise the tax value of loss carried forward of RMB 4,215 million (2009: RMB 5,555 million), of which RMB 369 million (2009:RMB 472 million) was incurred for the year ended 31 December 2010, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 64 million, RMB 461 million, RMB 2,933 million, RMB 388 million and RMB 369 million will expire in 2011, 2012, 2013, 2014 and 2015, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

28	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

The Group

	Balance at 1 January 2009 RMB millions	Recognised in consolidated income statement RMB millions	Recognised in other comprehensive income RMB millions	Acquisition RMB millions	Balance at 31 December 2009 RMB millions

Current
Receivables and inventories	4,434	(1,227)	—	—	3,207
Accruals	261	554	—	—	815
Cash flow hedges	—	—	(11)	—	(11)
Non-current
Property, plant and equipment	2,605	1,844	—	(26)	4,423
Accelerated depreciation	(7,116)	(1,294)	—	—	(8,410)
Tax value of losses carried forward	4,796	(842)	—	—	3,954
Lease prepayments	300	(8)	—	—	292
Available-for-sale securities	(52)	—	52	—	—
Embedded derivative component of the Convertible Bonds	(151)	55	—	—	(96)
Others	56	36	—	2	94
Net deferred tax assets	5,133	(882)	41	(24)	4,268

	Balance at 1 January 2010 RMB millions	Recognised in consolidated income statement RMB millions	Recognised in other comprehensive income RMB millions	Balance at 31 December 2010 RMB millions

Current
Receivables and inventories	3,207	300	—	3,507
Accruals	815	773	—	1,588
Cash flow hedges	(11)	—	42	31
Non-current
Property, plant and equipment	4,423	2,744	—	7,167
Accelerated depreciation	(8,410)	(5,732)	—	(14,142)
Tax value of losses carried forward	3,954	(1,838)	—	2,116
Lease prepayments	292	(8)	—	284
Embedded derivative component of the Convertible Bonds	(96)	32	—	(64)
Others	94	(82)	—	12
Net deferred tax assets	4,268	(3,811)	42	499

The Company

	Balance at 1 January 2009 RMB millions	Recognised in income statement RMB millions	Acquisition RMB millions	Balance at 31 December 2009 RMB millions

Current
Receivables and inventories	3,810	(882)	—	2,928
Accruals	252	559	—	811
Non-current
Property, plant and equipment	2,619	1,781	(26)	4,374
Accelerated depreciation	(3,799)	(216)	—	(4,015)
Lease prepayments	224	(5)	—	219
Embedded derivative component of the Convertible Bonds	(151)	55	—	(96)
Others	50	(2)	2	50
Net deferred tax assets	3,005	1,290	(24)	4,271

28	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

	Balance at 1 January 2010 RMB millions	Recognised in income statement RMB millions	Balance at 31 December 2010 RMB millions

Current
Receivables and inventories	2,928	156	3,084
Accruals	811	806	1,617
Non-current
Property, plant and equipment	4,374	2,443	6,817
Accelerated depreciation	(4,015)	(3,821)	(7,836)
Lease prepayments	219	(6)	213
Embedded derivative component of the Convertible Bonds	(96)	32	(64)
Others	50	(43)	7
Net deferred tax assets	4,271	(433)	3,838

29	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Third parties’ debts
Short-term bank loans	11,380	21,587	2,400	5,050
Current portion of long-term bank loans	4,554	6,686	3,952	4,702
Current portion of long-term other loans	85	77	7	3
	4,639	6,763	3,959	4,705
Corporate bonds (Note (a))	1,000	31,000	—	30,000
	17,019	59,350	6,359	39,755
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	17,918	13,313	4,829	678
Current portion of long-term loans	891	2,553	150	160
	18,809	15,866	4,979	838
	35,828	75,216	11,338	40,593

The Group’s and the Company’s weighted average interest rate on short-term loans were 2.7% (2009: 2.5%) and 4.8% (2009: 4.6%) at 31 December 2010, respectively.

Long-term debts comprise:

		The Group		The Company
	Interest rate and final maturity	2010 RMB millions	2009 RMB millions		2010 RMB millions	2009 RMB millions

Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 5.64% per annum at 31 December 2010 with maturities through 2025	23,161	18,869	22,886	17,064
Japanese Yen denominated	Interest rates ranging from 2.6% to 2.94% per annum at 31 December 2010 with maturities through 2024	1,488	1,660	1,488	1,660
US Dollar denominated	Interest rates ranging from interest free to 7.8% per annum at 31 December 2010 with maturities through 2031	972	3,171	301	390
Euro denominated	Fixed interest rate at 6.56% per annum at 31 December 2010 with maturity in 2011	27	116	27	116
		25,648	23,816	24,702	19,230

29	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

		The Group		The Company
	Interest rate and final maturity	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Long-term other loans
Renminbi denominated	Interest rates ranging from interest free to 4.32% at 31 December 2010 with maturities through 2013	250	73	151	5
US Dollar denominated	Interest rates ranging from interest free to 4.89% per annum at 31 December 2010 with maturities through 2015	26	29	16	19
		102	167	24	276
Corporate bonds
Renminbi denominated	Fixed interest rate at 4.61% per annum at 31 December 2010 with maturity in February 2014 (Note (b))	3,500	3,500	3,500	3,500
	Fixed interest rate at 4.20% per annum at 31 December 2010 with maturity in May 2017 (Note (b))	5,000	5,000	5,000	5,000
	Fixed interest rate at 5.40% per annum at 31 December 2010 with maturity in November 2012 (Note (b))	8,500	8,500	8,500	8,500
	Fixed interest rate at 5.68% per annum at 31 December 2010 with maturity in November 2017 (Note (b))	11,500	11,500	11,500	11,500
	Fixed interest rate at 2.25% per annum at 31 December 2010 with maturity in March 2012 (Note (b))	10,000	10,000	10,000	10,000
	Fixed interest rate at 2.48% per annum at 31 December 2010 with maturity in June 2012 (Note (b))	20,000	20,000	20,000	20,000
	Fixed interest rate at 3.75% per annum at 31 December 2010 with maturity in May 2015 (Note (b))	11,000	—	11,000	—
	Fixed interest rate at 4.05% per annum at 31 December 2010 with maturity in May 2020 (Note (b))	9,000	—	9,000	—
		78,500	58,500	78,500	58,500
Convertible bonds
Hong Kong Dollar denominated	Zero coupon convertible bonds with maturity in April 2014 (Note (c))	10,667	10,371	10,667	10,371
			36,680	35,263
Renminbi denominated	Bonds with Warrants with fixed interest rate at 0.8% per annum and maturity in February 2014 (Note (d))	26,013	24,892	26,013	24,892
		36,680	35,263	36,680	35,263
Total third parties’ long-term debts		141,104	117,681	140,049	113,017
Less: Current portion		(4,639)	(6,763)	(3,959)	(4,705)
		136,465	110,918	136,090	108,312
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to 6.54% per annum at 31 December 2010 with maturities through 2020	37,760	37,330	37,617	37,160
US Dollar denominated	Fixed interest rates at 0.92% per annum at 31 December 2010 with maturity in 2011	741	7,030	—	—
Less: Current portion		(891)	(2,553)	(150)	(160)
		37,610	41,807	37,467	37,000
		174,075	152,725	173,557	145,312

Short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries, other than Convertible Bonds (Note (c)), are primarily unsecured and carried at amortised cost.

29	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Notes:

(a)
A subsidiary of the Company issued 330-day corporate bonds of face value RMB 1 billion to corporate investors in the PRC debenture market on 3 April 2009 at par value of RMB 100. The effective yield of the 330-day corporate bonds is 2.05% per annum. The subsidiary redeemed the corporate bonds in March 2010.

The Company issued one-year corporate bonds of face value RMB 15 billion to corporate investors in the PRC debenture market on 16 July 2009 at par value of RMB 100. The effective yield of the one-year corporate bonds is 1.88% per annum. The Company redeemed the corporate bonds in July 2010.

The Company issued one-year corporate bonds of face value RMB 15 billion to corporate investors in the PRC debenture market on 12 November 2009 at par value of RMB 100. The effective yield of the one-year corporate bonds is 2.30% per annum. The Company redeemed the corporate bonds in November 2010.

A subsidiary of the Company issued one-year corporate bonds of face value RMB 1 billion to corporate investors in the PRC debenture market on 22 June 2010 at par value of RMB 100. The effective yield of the one-year corporate bonds is 3.27% per annum. The corporate bonds will mature in June 2011.

(b) These corporate bonds are guaranteed by Sinopec Group Company.

(c)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the “Convertible Bonds”). The holders can convert the Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the “Conversion component”). Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”). The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

As at 31 December 2010, the carrying amount of the liability component and the derivative component, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds were RMB 10,326 million (2009: RMB 10,153 million) and RMB 340 million (2009: RMB 218 million), respectively. No conversion of the Convertible Bonds has occurred up to 31 December 2010.

As at 31 December 2010 and 2009, the fair value of the derivative components of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2010	2009

Stock price of underlying shares	HKD7.44	HKD 6.91
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	125 basis points	150 basis points
Average risk free rate	1.46%	0.87%
Average expected life	1.8 years	2.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 31 December 2009 to 31 December 2010 resulted in an unrealised loss of RMB 127 million (2009: RMB 218 million), which has been recorded in the “finance costs” section of the consolidated income statement for the year ended 31 December 2010.

The initial carrying amount of the liability component of the Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative components not been separated out and the entire Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

(d)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company. The warrants were exercisable during the five trading days between 25 February and 3 March 2010.

During the year ended 31 December 2010, 188,292 units of warrants were exercised at an exercise price of RMB 19.15 per share and the remaining warrants were expired.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option (“market interest rate”). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. Upon the expiry of the warrants, the amount initially recognised as the equity component in capital reserve of RMB 6,879 million was transferred to share premium.

30	TRADE ACCOUNTS AND BILLS PAYABLE

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Amounts due to third parties	120,224	92,949	37,998	32,887
Amounts due to Sinopec Group Company and fellow subsidiaries	6,613	2,127	3,465	1,190
Amounts due to associates and jointly controlled entities	5,691	1,686	1,341	731
Amounts due to subsidiaries	—	—	44,440	28,259
	132,528	96,762	87,244	63,067
Bills payable	3,818	23,111	2,670	14,084
Trade accounts and bills payable measured at amortised cost	136,346	119,873	89,914	77,151
The maturities of trade accounts and bills payables are as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Due within 1 month or on demand	97,358	74,323	52,719	35,225
Due after 1 month but within 6 months	38,864	45,420	37,099	41,855
Due after 6 months	124	130	96	71
	136,346	119,873	89,914	77,151

31	ACCRUED EXPENSES AND OTHER PAYABLES

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Accrued expenditures	44,113	35,465	40,446	31,226
Advances from third parties	3,336	2,796	2,599	2,437
Amounts due to Sinopec Group Company and fellow subsidiaries	9,309	11,979	8,635	9,666
Amounts due to subsidiaries	—	—	27,009	33,290
Others	7,169	6,306	4,975	4,813
Financial liabilities carried at amortised costs	63,927	56,546	83,664	81,432
Taxes other than income tax	31,827	24,178	25,107	20,291
Receipts in advance	56,261	36,316	49,871	32,632
Derivative financial instruments - hedging	907	319	—	—
Derivative financial instruments - non-hedging	556	439	259	171
	153,478	117,798	158,901	134,526

32	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group and the Company’s obligations for the dismantlement of its oil and gas properties is as follow:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Balance at 1 January	11,789	9,547	10,882	8,794
Provision for the year	3,389	2,013	3,278	1,897
Accretion expenses	574	447	533	405
Utilised	(242)	(218)	(231)	(214)
Balance at 31 December	15,510	11,789	14,462	10,882

33	SHARE CAPITAL

	The Group and the Company
	2010 RMB millions	2009 RMB millions

Registered, issued and fully paid
69,922,039,774 listed A shares (2009: 69,921,951,000) of RMB 1.00 each	69,922	69,922
16,780,488,000 listed H shares (2009: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

33	SHARE CAPITAL (Continued)

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, the 67,121,951,000 domestic state-owned A shares became listed A shares.

On 3 March 2010, the Company issued 88,774 domestic listed A shares with a par value of RMB 1.00 each at RMB 19.15 as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants (Note 29(d)) with a net proceeds of RMB 1,700,022.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Company to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2010, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 29.3% (2009: 28.8%) and 54.7% (2009: 55.0% ), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 29 and 35, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

34	RESERVES

The reconciliation between the opening and closing balances of each component of the Group’s consolidated reserves is set out in the consolidated statement of change in equity. Details of the change in the Company’s individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2010 RMB millions	2009 RMB millions

Capital reserve
Balance at 1 January	16,059	17,659
Expiry of warrants (Note 29(d))	(6,879)	—
Transfer from other reserves to capital reserve	—	(1,551)
Distribution to Sinopec Group Company	(29)	(49)
Balance at 31 December	9,151	16,059
Share premium
Balance at 1 January	18,072	18,072
Warrants exercised (Note 33)	2	—
Expiry of warrants (Note 29(d))	6,879	—
Balance at 31 December	24,953	18,072
Statutory surplus reserve
Balance at 1 January	48,031	43,078
Appropriation	6,680	4,953
Balance at 31 December	54,711	48,031
Discretionary surplus reserve
Balance at 1 January	67,000	47,000
Appropriation	20,000	20,000
Balance at 31 December	87,000	67,000
Other reserves
Balance at 1 January	186	168
Change in fair value of available-for-sale financial assets, net of deferred tax	(9)	24
Realisation of deferred tax on lease prepayments	(6)	(6)
Transfer from other reserves to capital reserve	—	1,551
Consideration paid over the net assets of the Acquired Group	—	(1,551)
Others	1,025	—
Balance at 31 December	1,196	186
Retained earnings
Balance at 1 January	91,772	82,147
Profit for the year	65,321	48,444
Final dividend for 2009 (Note 14)	(9,537)	(7,803)
Interim dividend for 2010 (Note 14)	(6,936)	(6,069)
Appropriation	(26,680)	(24,953)
Realisation of deferred tax on lease prepayments	6	6
Others	(1,025)	—
Balance at 31 December	112,921	91,772
	289,932	241,120

35	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2010 and 2009, the future minimum lease payments under operating leases are as follows:

	The Group		The Company
	2010 RMB millions	2009 RMB millions	2010 RMB millions	2009 RMB millions

Within one year	10,555	6,088	10,083	5,988
Between one and two years	9,877	5,905	9,641	5,861
Between two and three years	9,721	5,834	9,459	5,803
Between three and four years	9,634	5,722	9,390	5,694
Between four and five years	9,522	5,604	9,297	5,577
Thereafter	224,292	145,338	218,335	145,116
	273,601	174,491	266,205	174,039

35	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Capital commitments
At 31 December 2010 and 2009, capital commitments are as follows:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	138,980	124,403	125,367	119,145
Authorised but not contracted for	37,450	62,144	35,534	50,539
	176,430	186,547	160,901	169,684

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 450 million for the year ended 31 December 2010 (2009: RMB 395 million).

Estimated future annual payments are as follows:

	The Group and the Company
	2010	2009
	RMB millions	RMB millions

Within one year	119	136
Between one and two years	181	118
Between two and three years	22	21
Between three and four years	23	20
Between four and five years	23	20
Thereafter	645	689
	1,013	1,004

Contingent liabilities
At 31 December 2010 and 2009, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Jointly controlled entities	7,548	14,815	4,894	9,543
Associates	152	181	43	61
	7,700	14,996	4,937	9,604

As at 31 December 2010, the Company and a subsidiary have guaranteed to a jointly controlled entity in relation to the bank loans drawn down by the jointly controlled entity. The guarantees will mature on 31 December 2015.

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2010 and 2009, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 3,880 million for the year ended 31 December 2010 (2009: RMB 3,196 million).

35	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

36	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

	Note	2010	2009
		RMB millions	RMB millions

Sales of goods	(i)	230,883	162,671
Purchases	(ii)	109,195	64,548
Transportation and storage	(iii)	1,407	1,251
Exploration and development services	(iv)	33,301	31,343
Production related services	(v)	10,287	17,603
Ancillary and social services	(vi)	3,693	3,329
Operating lease charges	(vii)	7,450	4,866
Agency commission income	(viii)	65	45
Interest received	(ix)	93	38
Interest paid	(x)	967	1,186
Net deposits placed with related parties	(ix)	3,267	4,640
Net loans repaid to related parties	(xi)	1,254	21,928

The amounts set out in the table above in respect of the years ended 31 December 2010 and 2009 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

At 31 December 2010 and 2009, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 35.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

36	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)
Notes:

		(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

		(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

		(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2010 was RMB 8,603 million (2009: RMB 5,336 million).

		(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

		(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

● the government-prescribed price;

● where there is no government-prescribed price, the government-guidance price;

● where there is neither a government-prescribed price nor a government-guidance price, the market price; or

● where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. For the year ended 31 December 2010, the rental amount is approximately RMB 6,727 million per annum (2009: RMB 4,225 million). The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

36	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)
(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of SSI from SOOGL, a subsidiary of Sinopec Group Company, and the shareholder’s loans of USD 292 millions provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (Note 1).

Pursuant to the resolutions passed at the Directors’ meeting held on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations from Sinopec Group Company for total cash considerations of RMB 771 million (Note 1). In addition, the Group acquired certain operating assets related to the E&P and refining segments from Sinopec Group Company, for total cash considerations of RMB 1,068 million.

Pursuant to the resolutions passed at the Directors’ meeting held on 21 August 2009, the Group acquired certain operating assets related to the corporate and others business segment from a subsidiary of Sinopec Group Company for total cash considerations of RMB 3,946 million.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

	2010	2009
	RMB millions	RMB millions

Trade accounts receivable	10,734	1,032
Prepaid expenses and other current assets	3,390	810
Total amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	14,124	1,842
Trade accounts payable	12,304	3,813
Accrued expenses and other payables	9,309	11,979
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	18,809	15,866
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	37,610	41,807
Total amounts due to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	78,032	73,465

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 29.

As at and for the years ended 31 December 2010 and 2009, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2010	2009
	RMB’000	RMB’000

Short-term employee benefits	8,692	7,664
Retirement scheme contributions	318	287
	9,010	7,951

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 37. As at 31 December 2010 and 2009, the accrual for the contribution to post-employment benefit plans was not material.

36	RELATED PARTY TRANSACTIONS (Continued)

	(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities include but not limited to the following:

		●	sales and purchase of goods and ancillary materials;

		●	rendering and receiving services;

		●	lease of assets;

		●	depositing and borrowing money; and

		●	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established procurement policies, pricing strategy and approval processes for purchases and sales of products and services which do not consider or depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the Group’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

		(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries (“CNPC Group”) and China National Offshore Oil Corporation and its subsidiaries (“CNOOC Group”), which are state-controlled entities.

During the year ended 31 December 2010, the aggregate amount of crude oil purchased by the Group’s refining segment from CNPC Group and CNOOC Group and refined petroleum purchased by the Group’s marketing and distribution segment from CNPC Group was RMB 145,200 million (2009: RMB 100,641 million).

The aggregate amounts due from/to CNPC Group and CNOOC Group included in the following accounts captions are summarised as follows:

	2010	2009
	RMB millions	RMB millions

Trade accounts receivable	868	318
Prepaid expenses and other current assets	20	17
Total amounts due from CNPC Group and CNOOC Group	888	335
Trade accounts payable	3,797	3,628
Accrued expenses and other payables	290	361
Total amounts due to CNPC Group and CNOOC Group	4,087	3,989

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group’s interest income generated from and interest expense incurred to these state-controlled banks in the PRC is as follows:

	2010	2009
	RMB millions	RMB millions

Interest income	153	238
Interest expense	2,736	2,830

The amounts of cash deposited at and loans from state-controlled banks in the PRC included in the following accounts captions are summarised as follows:

	2010	2009
	RMB millions	RMB millions

Cash and cash equivalents	8,617	3,046
Time deposits with financial institutions	509	1,236
Total deposits at state-controlled banks in the PRC	9,126	4,282
Short-term loans and current portion of long-term loans	12,546	23,081
Long-term loans excluding current portion of long-term loans	21,094	16,983
Total loans from state-controlled banks in the PRC	33,640	40,064

37	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. A member of the above plans is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2010 were RMB 4,847 million (2009: RMB 4,647 million).

38	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

	(v)	Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets and other non-current assets. Segment liabilities exclude short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other non-current liabilities.

38	SEGMENT REPORTING (Continued)

Information on the Group’s reportable segments is as follows:

	2010	2009
	RMB millions	RMB millions

Turnover
Exploration and production
External sales	35,024	19,342
Inter-segment sales	133,691	97,981
	168,715	117,323
Refining
External sales	159,858	95,792
Inter-segment sales	805,704	603,870
	965,562	699,662
Marketing and distribution
External sales	1,032,900	778,417
Inter-segment sales	3,258	2,372
	1,036,158	780,789
Chemicals
External sales	285,596	192,735
Inter-segment sales	35,581	21,125
	321,177	213,860
Corporate and others
External sales	363,380	229,629
Inter-segment sales	432,415	291,396
	795,795	521,025
Elimination of inter-segment sales	(1,410,649)	(1,016,744)
Turnover	1,876,758	1,315,915
Other operating revenues
Exploration and production	18,430	17,485
Refining	6,015	3,909
Marketing and distribution	4,540	2,302
Chemicals	6,445	4,597
Corporate and others	994	844
Other operating revenues	36,424	29,137
Turnover and other operating revenues	1,913,182	1,345,052

38	SEGMENT REPORTING (Continued)

	2010	2009
	RMB millions	RMB millions

Result
Operating profit/(loss)
By segment
－ Exploration and production	47,149	23,894
－ Refining	15,855	27,508
－ Marketing and distribution	30,760	30,300
－ Chemicals	15,037	13,805
－ Corporate and others	(2,342)	(2,205)
－ Elimination	(1,455)	(2,603)
Total segment operating profit	105,004	90,699
Share of profits less losses from associates and jointly controlled entities
－ Exploration and production	158	136
－ Refining	557	478
－ Marketing and distribution	864	690
－ Chemicals	3,211	1,084
－ Corporate and others	600	609
Aggregate share of profits less losses from associates and jointly controlled entities	5,390	2,997
Investment income / (loss)
－ Exploration and production	21	(1)
－ Refining	26	(8)
－ Marketing and distribution	169	47
－ Chemicals	20	311
－ Corporate and others	37	25
Aggregate investment income	273	374
Net finance costs	(6,974)	(7,466)
Profit before taxation	103,693	86,604

	2010	2009
	RMB millions	RMB millions

Assets
Segment assets
－ Exploration and production	305,413	283,430
－ Refining	230,925	213,027
－ Marketing and distribution	190,368	153,777
－ Chemicals	125,586	128,322
－ Corporate and others	60,897	60,433
Total segment assets	913,189	838,989
Interest in associates and jointly controlled entities	43,014	32,090
Investments	2,075	2,174
Deferred tax assets	15,516	13,975
Cash and cash equivalents and time deposits with financial institutions	18,140	10,018
Other unallocated assets	3,220	1,017
Total assets	995,154	898,263
Liabilities
Segment liabilities
－ Exploration and production	65,067	57,907
－ Refining	51,554	56,277
－ Marketing and distribution	76,981	50,540
－ Chemicals	33,836	27,074
－ Corporate and others	75,832	56,077
Total segment liabilities	303,270	247,875
Short-term debts	17,019	59,350
Income tax payable	10,754	3,034
Long-term debts	136,465	110,918
Loans from Sinopec Group Company and fellow subsidiaries	56,419	57,673
Deferred tax liabilities	15,017	9,707
Other unallocated liabilities	5,842	4,890
Total liabilities	544,786	493,447

38	SEGMENT REPORTING (Continued)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2010	2009
	RMB millions	RMB millions

Capital expenditure
Exploration and production	52,680	54,272
Refining	20,015	15,468
Marketing and distribution	26,168	16,283
Chemicals	12,894	25,207
Corporate and others	1,894	1,505
	113,651	112,735
Depreciation, depletion and amortisation
Exploration and production	31,515	28,177
Refining	11,351	10,330
Marketing and distribution	6,489	5,999
Chemicals	8,838	8,574
Corporate and others	1,030	936
	59,223	54,016
Impairment losses on long-lived assets
Exploration and production	3,250	1,595
Refining	4,902	396
Marketing and distribution	1,183	1,479
Chemicals	5,121	3,807
Corporate and others	21	8
	14,477	7,285

39	PRINCIPAL SUBSIDIARIES

At 31 December 2010, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

	Particulars of	Percentage
Name of company	issued capital	of equity	Principal activities
	(millions)%

China Petrochemical International Company Limited	RMB 1,400	100.00	Trading of petrochemical products and equipments
Sinopec Sales Company Limited	RMB 1,700	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 16,337	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (Note)	RMB 4,769	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (Note)	RMB 4,000	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,040	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec International Petroleum Exploration and Production Limited	RMB 8,000	100.00	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC. All of the above principal subsidiaries are limited companies.

Note:	The Company consolidated the financial statements of the entity because it controlled the board of this entity and had the power to govern its financial and operating policies.

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and advances from third parties.

The Group has exposure to the following risks from its use of financial instruments:

● credit risk;

● liquidity risk;

● market risk; and

● equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 25.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 31 December 2010, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 167,500 million (2009: RMB 159,500 million) on an unsecured basis, at a weighted average interest rate of 2.61% (2009: 3.33%) per annum. At 31 December 2010, the Group’s outstanding borrowings under these facilities were RMB 6,622 million (2009: RMB 9,361 million) and were included in short-term debts.

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	2010
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	17,019	17,202	17,202	—	—	—
Long-term debts	136,465	157,394	4,240	46,617	76,737	29,800
Loans from Sinopec Group Companyand fellow subsidiaries	56,419	57,098	19,187	312	2,039	35,560
Trade accounts payable	132,528	132,528	132,528	—	—	—
Bills payable	3,818	3,818	3,818	—	—	—
Accrued expenses and other payables	65,390	65,390	65,390	—	—	—
	411,639	433,430	242,365	46,929	78,776	65,360

	2009
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	59,350	60,298	60,298	—	—	—
Long-term debts	110,918	132,588	3,131	9,118	99,942	20,397
Loans from Sinopec Group Companyand fellow subsidiaries	57,673	58,510	16,398	5,112	1,440	35,560
Trade accounts payable	96,762	96,762	96,762	—	—	—
Bills payable	23,111	23,114	23,114	—	—	—
Accrued expenses and other payables	57,304	57,304	57,304	—	—	—
	405,118	428,576	257,007	14,230	101,382	55,957

The Company

	2010
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	6,359	6,475	6,475	—	—	—
Long-term debts	136,090	156,985	4,229	46,575	76,427	29,754
Loans from Sinopec Group Companyand fellow subsidiaries	42,446	42,912	5,137	309	1,906	35,560
Trade accounts payable	87,244	87,244	87,244	—	—	—
Bills payable	2,670	2,670	2,670	—	—	—
Accrued expenses and other payables	83,923	83,923	83,923	—	—	—
	358,732	380,209	189,678	46,884	78,333	65,314

	2009
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	39,755	40,540	40,540	—	—	—
Long-term debts	108,312	129,851	3,062	6,847	99,626	20,316
Loans from Sinopec Group Companyand fellow subsidiaries	37,838	38,148	926	222	1,440	35,560
Trade accounts payable	63,067	63,067	63,067	—	—	—
Bills payable	14,084	14,087	14,087	—	—	—
Accrued expenses and other payables	81,603	81,603	81,603	—	—	—
	344,659	367,296	203,285	7,069	101,066	55,876

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short term debts and obligations when they become due.

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group and the Company are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2010	2009	2010	2009
	millions	millions	millions	millions

Gross exposure arising from loans and borrowings
US Dollars	USD501	USD1,341	USD48	USD60
Japanese Yen	JPY18,313	JPY22,500	JPY18,313	JPY22,500
Hong Kong Dollars	HKD12,114	HKD11,779	HKD12,114	HKD11,779

A 5 percent strengthening of Renminbi against the following currencies at 31 December would have increased profit for the year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009.

	The Group
	2010	2009
	RMB millions	RMB millions

US Dollars	124	343
Japanese Yen	56	62
Hong Kong Dollars	400	389

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 29.

As at 31 December 2010, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 259 million (2009: RMB 266 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2009.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 31 December 2010, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 31 December 2010 are set out in Notes 27 and 31.

As at 31 December 2010, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 229 million (2009: decrease/increase RMB 215 million), and decrease/increase the Group’s other reserves by approximately RMB 1,066 million (2009: increase/decrease RMB 1,991 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis was performed on the same basis for 2009.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 31 December 2010, the Group’s exposure to equity price risk is the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 29(c).

At 31 December 2010, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 218 million (2009: RMB 306 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 108 million (2009: RMB 156 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

	(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

		●	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

		●	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

2010

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions

Assets
Financial assets held for trading	700	1,750	—	2,450	—	—	—	—
Available-for-sale financial assets:
－ Listed	52	—	—	52	18	—	—	18
Derivative financial instruments:
－ Derivative financial assets	113	223	—	336	—	1	—	1
	865	1,973	—	2,838	18	1	—	19
Liabilities
Derivative financial instruments:
－ Derivative components of
the Convertible Bonds	—	340	—	340	—	340	—	340
－ Other derivative financial liabilities	164	1,299	—	1,463	—	259	—	259
	164	1,639	—	1,803	—	599	—	599

2009

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions

Assets
Available-for-sale financial assets:
－ Listed	61	—	—	61	25	—	—	25
－ Unlisted	—	1,400	—	1,400	—	—	—	—
Derivative financial instruments:
－ Derivative financial assets	17	307	—	324	—	3	—	3
	78	1,707	—	1,785	25	3	—	28
Liabilities
Derivative financial instruments:
－ Derivative components of
the Convertible Bonds	—	218	—	218	—	218	—	218
－ Other derivative financial liabilities	4	754	—	758	—	171	—	171
	4	972	—	976	—	389	—	389

During the year there were no transfers between instruments in Level 1 and Level 2.

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 3.87% to 6.14% (2009: 4.18% to 5.94%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2010 and 2009:

	2010	2009
	RMB millions	RMB millions

Carrying amount	141,004	115,139
Fair value	139,999	114,471

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganization, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

41	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provision for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

41	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

42	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2010

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2010 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

43	POST BALANCE SHEET EVENT

In March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 with an initial exercise price of RMB 9.73 per share. The coupon interest rate of the 2011 Convertible Bonds per annum payable annually is 0.5% for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year.

44	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2010 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Revaluation of land use rights

Under ASBE, land use rights are allowed to carry at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(ii)	Government grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(iii)	Safety production fund

Under ASBE, safety production fund relevant should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expense is recognised in profit or loss when incurred, and fixed assets are depreciated with applicable methods.

Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

	Note	2010	2009
		RMB millions	RMB millions

Net profit under ASBE		76,843	66,521
Adjustments:
Revaluation of land use rights	(i)	30	30
Government grants	(ii)	100	462
Safety production fund	(iii)	1,385	—
Tax effects of the above adjustments		(354)	(8)
Profit for the year under IFRS*		78,004	67,005

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	2010	2009
		RMB millions	RMB millions

Shareholders’ equity under ASBE		452,682	406,548
Adjustments:
Revaluation of land use rights	(i)	(952)	(982)
Government grants	(ii)	(1,300)	(1,042)
Tax effects of the above adjustments		(62)	292
Total equity under IFRS*		450,368	404,816

*	The above figures are extracted from the financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by KPMG.

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the Accounting Standards Update 2010-03, “Extractive Activities － Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures” (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2010 and 2009, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries. The oil and gas producing activities of the equity method investee of the Group are insignificant and have not been combined with the information included herein.

Table I: Capitalised costs related to oil and gas producing activities

	2010	2009
	RMB millions	RMB millions

Property cost, wells and related equipment and facilities	421,600	360,518
Supporting equipment and facilities	79,001	68,784
Uncompleted wells, equipment and facilities	30,374	46,886
Total capitalised costs	530,975	476,188
Accumulated depreciation, depletion, amortisation and impairment losses	(239,414)	(206,416)
Net capitalised costs	291,561	269,772

Table II: Costs incurred in oil and gas exploration and development

	2010	2009
	RMB millions	RMB millions

Exploration	15,746	14,572
Development	47,889	50,245
Total costs incurred	63,635	64,817

Table III: Results of operations related to oil and gas producing activities

	2010	2009
	RMB millions	RMB millions

Revenues
Sales	34,133	19,114
Transfers	133,449	97,801
	167,582	116,915
Production costs excluding taxes	(38,423)	(33,124)
Exploration expenses	(10,955)	(10,545)
Depreciation, depletion, amortisation and impairment losses	(33,404)	(29,772)
Taxes other than income tax	(22,830)	(9,188)
Profit before taxation	61,970	34,286
Income tax expense	(17,454)	(10,139)
Results of operation from producing activities	44,516	24,147

The results of operations for producing activities for the years ended 31 December 2010 and 2009 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2010 and 2009 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

	2010	2009

Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,919	2,961
Revisions of previous estimates	85	86
Improved recovery	144	131
Extensions and discoveries	69	69
Production	(328)	(328)
End of year	2,889	2,919
Non-controlling interest in proved developed and undeveloped reserves
End of year	43	45
Proved developed reserves
Beginning of year	2,589	2,539
End of year	2,554	2,589
Proved undeveloped reserves
Beginning of year	330	422
End of year	335	330
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,739	6,959
Revisions of previous estimates	23	52
Improved recovery	81	—
Extensions and discoveries	45	27
Production	(441)	(299)
End of year	6,447	6,739
Proved developed reserves
Beginning of year	1,727	1,571
End of year	4,471	1,727
Proved undeveloped reserves
Beginning of year	5,012	5,388
End of year	1,976	5,012

Table V: Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2010 and 2009 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	2010	2009
	RMB millions	RMB millions

Future cash flows	1,621,070	1,259,335
Future production costs	(749,752)	(556,320)
Future development costs	(46,902)	(38,262)
Future income tax expenses	(140,804)	(108,864)
Undiscounted future net cash flows	683,612	555,889
10% annual discount for estimated timing of cash flows	(279,686)	(233,298)
Standardised measure of discounted future net cash flows	403,926	322,591
Non-controlling interest in discounted future net cash flow
End of year	7,032	8,282

Table VI: Changes in the standardised measure of discounted cash flows

	2010	2009
	RMB millions	RMB millions

Sales and transfers of oil and gas produced, net of production costs	(86,735)	(59,578)
Net changes in prices and production costs	88,765	84,041
Net change due to extensions, discoveries and improved recoveries	45,695	35,009
Revisions of previous quantity estimates	14,899	11,405
Previously estimated development costs incurred during the year	10,638	14,547
Accretion of discount	26,120	21,366
Net change in income taxes	(18,326)	(33,528)
Others	279	212
Net change for the year	81,335	73,474

	CORPORATE INFORMATION	INTERNET WEBSITE
PUBLISHING THIS ANNUAL
	STATUTORY NAME	REPORT DESIGNATED BY THE
	中国石油化工股份有限公司	CHINA SECURITIES
REGULATORY COMMISSION
	ENGLISH NAME	http://www.sse.com.cn
China Petroleum & Chemical Corporation
Hong Kong Exchanges and Clearing
	CHINESE ABBREVIATION	Limited Website:
	中國石油	http://www.hkex.com.hk

	ENGLISH ABBREVIATION	Company Website:
	Sinopec Corp.	http://www.sinopec.com

	LEGAL REPRESENTATIVE	LEGAL ADVISORS
	Mr. Su Shulin	People’s Republic of China:
Haiwen & Partners
	REGISTERED ADDRESS AND	21st Floor, Beijing Silver Tower
	PLACE OF BUSINESS	No. 2, Dong San Huan North Road
	No.22 Chaoyangmen North Street,	Chaoyang District
	Chaoyang District	Beijing PRC
	Beijing, PRC	Postcode: 100027
Postcode	: 100728
Tel.	: 86-10-59960028	Hong Kong:
Fax	: 86-10-59960386	Herbert Smith
Website	: http://www.sinopec.com.cn	23rd Floor, Gloucester Tower
E-mail addresses	: ir@sinopec.com	15 Queen’s Road Central
	media@sinopec.com	Central, Hong Kong

	PLACE OF BUSINESS IN HONG	U.S.A.
	KONG	Skadden, Arps, Slate, Meagher & Flom LLP
	20th Floor, Office Tower	42/F, Edinburgh Tower, The Landmark
	Convention Plaza	15 Queen’s Road, Central, Hong Kong
1 Harbour Road
	Wanchai	PRINCIPAL BANKERS
	Hong Kong	Bank of China
410 Fuchengmennei Street
	AUTHORISED	Xicheng District
	REPRESENTATIVES	Beijing, PRC
Mr. Wang Tianpu
	Mr. Chen Ge	Industrial and Commercial Bank of China
55 Fuxingmennei Avenue
	SECRETARY TO THE BOARD OF	Xicheng District
	DIRECTORS	Beijing, PRC
Mr. Chen Ge
China Construction Bank
	REPRESENTATIVE ON	25 Finance Street
	SECURITIES MATTERS	Xicheng District
	Mr. Huang Wensheng	Beijing, PRC
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode	: 100728
Tel.	: 86-10-59960028
Fax	: 86-10-59960386

NEWSPAPERS FOR
INFORMATION DISCLOSURE
China Securities Journal
Shanghai Securities News
Securities Times

REGISTRARS		ADRs:
A Shares:		New York Stock Exchange
China Securities Registration and Clearing		Stock name	:	SINOPEC CORP
Company Limited Shanghai Branch Company		Stock code	:	SNP
36th Floor, China Insurance Building
166 Lujiazui East Road		London Stock Exchange
Shanghai, PRC		Stock name	:	SINOPEC CORP
		Stock code	:	SNP
H Shares:
Hong Kong Registrars Limited		FIRST REGISTRATION DATE OF
R1712-1716, 17th Floor, Hopewell Centre		SINOPEC CORP.
183 Queen’s Road East		25 February 2000
Hong Kong
FIRST REGISTRATION PLACE
DEPOSITARY FOR ADRs		OF SINOPEC CORP.
The US:		6A Huixindong Street, Chaoyang District,
Citibank, N.A.		Beijing, PRC
388 Greenwich St., 14th Floor
New York NY 10013		ENTERPRISE LEGAL
United States of America		BUSINESSES LICENSE
REGISTRATION NO.
COPIES OF THIS ANNUAL		1000001003298 (10-10)
REPORT ARE AVAILABLE AT
The PRC:		TAXATION REGISTRATION NO.
China Petroleum & Chemical Corporation		Jing Guo Shui Chao Zi 110105710926094
Board Secretariat
No.22 Chaoyangmen North Street,		ORGANIZATION CODE
Chaoyang District		71092609-4
Beijing, PRC
NAMES AND ADDRESSES OF
The US:		AUDITORS OF SINOPEC CORP.
Citibank, N.A.		Domestic Auditors	:	KPMG Huazhen Certified
388 Greenwich St., 14th Floor				Public Accountants
New York NY 10013		Address	:	8/F, Office Tower E2
United States of America				Oriental Plaza
1 East Chang An Avenue
The UK:				Dong Cheng District
Citibank, N.A.				Beijing 100738, PRC
Citigroup Centre		Overseas Auditors	:	KPMG Certified Public
Canada Square, Canary Wharf				Accountants
London E14 5LB, U.K.		Address	:	8th Floor
Prince’s Building
PLACES OF LISTING OF SHARES,				Central, Hong Kong
STOCK NAMES AND STOCK
CODES
A Shares:
Shanghai Stock Exchange
Stock name :	SINOPEC CORP
Stock code :	600028

H Shares:
Hong Kong Stock Exchange
Stock name :	Sinopec Corp
Stock code :	0386

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 25 March 2011 (Friday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

a)	The financial statement signed and sealed by the Chairman, the Chief Financial Officer and the head of the Corporate Finance Department;

b)	The original auditors’ report sealed by the Accounting Firm, signed and sealed by the Certified Public Accountants;

c)	All the original copies of the documents and announcements Sinopec Corp. has published in the newspapers stipulated by the China Securities Regulatory Commission during the reporting period; and

d)	The annual reports published in other security markets.

By Order of the Board
Su Shulin
Chairman

Beijing, PRC, 25 March 2011

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Management Rules for Information Disclosure by Listed Companies promulgated by the China Securities Regulatory Commission, as the Board Directors and senior management of Sinopec Corp., we have carefully reviewed the annual report for 2010 and accounts of Sinopec Corp. and concluded that this annual report truly and objectively represents the Sinopec Corp.’s business performance in 2010, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

Signatures of the Directors and Senior Management

Su Shulin	Wang Tianpu	Zhang Yaocang

Zhang Jianhua	Wang Zhigang	Cai Xiyou

Cao Yaofeng	Li Chunguang	Dai Houliang

Liu Yun	Li Deshui	Xie Zhongyu

Chen Xiaojin	Ma Weihua	Wu Xiaogen

Wang Xinhua	Zhang Kehua	Zhang Haichao

Jiao Fangzheng	Lei Dianwu	Ling Yiqun

Chen Ge

25 March 2011

This annual report is published in both English and Chinese. Should any conflict regarding meaning arises, the Chinese version shall prevail.

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Results for the Year Ended 31 December 2010

§1.	Important Notice

1.1
The Board of Directors (the “Board of Directors”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and the Directors, Supervisors and Senior Management warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report. The entire report can be downloaded from the websites of the Shanghai Stock Exchange (www.sse.com.cn), the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkexnews.hk) and Sinopec Corp. (www.sinopec.com.cn). Investors should read the annual report for the year 2010 for more details.

1.2
The annual report for this year has been approved unanimously at the twelveth meeting of the Fourth Session of the Board of Directors of Sinopec Corp. No Director has any doubt as to, or the inability to warrant, the authenticity, accuracy and completeness of the annual report.

1.3
Mr. Cao Yaofeng, Director, and Mr. Wu Xiaogen, Independent non-executive Director, could not attend the 12th meeting for reasons of offical duties, and authorised Mr. Wang Zhigang, Director, and Mr. Xie Zhongyu, Independent non-executive Director, respectively, to vote on their behalves.

1.4
The financial statements for the year ended 31 December 2010 of Sinopec Corp. and its subsidiaries (“the Company”) prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”) and International Financial Reporting Standards (“IFRS”) have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued standard unqualified opinions on the financial statements.

	1.5	There is no occupancy of non-operating funds by the substantial shareholders of Sinopec Corp.

	1.6	There is no breach of regulations, decisions or procedures in relation to provisions of external guarantees by Sinopec Corp.

1.7
Mr. Su Shulin (Chairman of the Board), Mr. Wang Tianpu (Vice Chairman and President) and Mr. Wang Xinhua (Chief Financial Officer and Head of the Corporate Finance Department) warrant the authenticity and completeness of the financial statements contained in the annual report for the year ended 2010.

§2.	Basic Information about Sinopec Corp.

	2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	0386	SNP	SNP	600028
Place of listing	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange	Shanghai Stock Exchange
Registered address and office address	22 Chaoyanmen North Street, Chaoyang District, Beijing, China
Postcode	100728
Website	http://www.sinopec.com.cn
E-mail	ir@sinopec.com.cn / media@sinopec.com.cn

2.2	Contact persons of Sinopec Corp. and means of communication

	Authorised representatives		Secretary to the Board of Directors	Representative on Securities Matters

Name	Mr.Wang Tianpu	Mr. Chen Ge	Mr. Chen Ge	Mr. Huang Wensheng
Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, China
Tel	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028
Fax	86-10-5996 0368	86-10-5996 0368	86-10-5996 0368	86-10-5996 0368
E-mail	ir@sinopec.com.cn / media@sinopec.com.cn

3	Principal Financial Data and Indicators

	3.1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”)

	3.1.1	Principal financial data

	For the years ended 31 December
	2010	2009	Change	2008
Items	RMB millions	RMB millions	%	RMB millions

Operating income	1,913,182	1,345,052	42.2	1,444,291
Operating profit/(loss)	101,352	86,238	17.5	(17,440)
Profit before taxation	102,178	86,112	18.7	33,351
Net profit attributable to equity shareholders of the Company	70,713	62,677	12.8	31,119
Net profit attributable to equity shareholders of the Company before extraordinary gain and loss	68,345	61,258	11.6	29,307
Net cash flow from operating activities	171,262	166,009	3.2	87,113

	At 31 December
	2010	2009	Change	2008
Items	RMB millions	RMB millions	%	RMB millions

Total assets	985,389	886,896	11.1	784,471
Shareholders’ equity attributable to equity shareholders of the Company	421,127	380,461	10.7	331,194

3.1.2	Principal financial indicators

	For the years ended 31 December
	2010	2009	Change	2008
Items	RMB	RMB	%	RMB

Basic earnings per share	0.816	0.723	12.8	0.359
Diluted earnings per share	0.808	0.718	12.5	0.318
Basic earnings per share
(before extraordinary gain and loss)	0.788	0.707	11.6	0.338
Fully diluted return on net assets (%)	16.79	16.47	0.32	9.40
			percentage
			point
Weighted average return on net assets (%)	17.43	17.52	(0.09)	9.65
			percentage
			point
Fully diluted return
(before extraordinary gain and loss) on net assets (%)	16.23	16.10	0.13	8.85
			percentage
			point
Weighted average return
(before extraordinary gain and loss) on net assets (%)	16.94	17.24	(0.30)	9.13
			percentage
			point
Net cash flow from operating activities per share	1.975	1.915	3.2	1.005

	At 31 December
	2010	2009	Change	2008
Items	RMB	RMB	%	RMB

Net assets attributable to equity shareholders of the Company per share	4.857	4.388	10.7	3.820

3.1.3	Extraordinary items and corresponding amounts

Items	For the year ended 31 December 2010 (Gain)/Loss RMB millions

Gain on disposal of non-current fixed assets	(253)
Donations	177
Gain on holding and disposal of various investments	(71)
Net profit of subsidiaries generated from a business combination involving entities under common control before acquisition date	(3,043)
Other non-operating income and expenses, net	(734)

Subtotal	(3,924)
Tax effect	220

Total	(3,704)

Attributable to:
Equity shareholders of the Company	(2,368)
Minority interests	(1,336)

3.1.4	Accounting captions measured by fair value

Unit: RMB millions

Items	Balance at the beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Decrement of withdrawal of the current year	Balance at the end of the year

Financial assets
Of which:
1. Financial assets at fair value through profit and loss	182	—	—	—	188
Of which: derivative financial assets	182	—	—	—	188
2. Financial assets held for trading	—	—	—	—	2,450
3. Available-for-sale financial assets	1,461	—	(9)	—	52
4. Cash flow hedging	142	—	—	—	148
Subtotal of financial assets	1,785	—	(9)	—	2,838
Financial liabilities	(976)	(179)	(221)	—	(1,803)
Investment real estate	—	—	—		—
Productive biological assets	—	—	—		—

Totals	809	(179)	(230)	—	1,035

3.2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Unit: RMB millions

	For the years ended 31 December
Items	2010	2009	2008	2007	2006

Turnover, other operating revenues and other income	1,913,182	1,345,052	1,495,148	1,205,860	1,061,588
Operating profit	105,004	90,699	38,581	87,320	81,245
Profit before taxation	103,693	86,604	33,442	84,246	79,068
Profit attributable to equity shareholders of the Company	71,800	63,147	31,199	56,168	53,771
Basic earnings per share (RMB)	0.828	0.728	0.360	0.648	0.620
Diluted earnings per share (RMB)	0.820	0.724	0.319	0.648	0.620
Return on capital employed (%)	12.96	11.69	5.94	12.04	12.66
Return on net assets (%)	17.13	16.66	9.46	18.23	20.30
Net cash generated from operating activities per share (RMB)	1.965	1.909	0.997	1.431	1.146

Unit: RMB millions

	At 31 December
Items	2010	2009	2008	2007	2006

Non-current assets	734,925	696,784	634,821	579,953	490,499
Net current liabilities	76,177	114,442	126,570	88,686	77,694
Non-current liabilities	208,380	177,526	156,263	157,613	125,584
Non-controlling interests	31,321	25,876	22,205	25,521	22,318
Total equity attributable to equity shareholders of the Company	419,047	378,940	329,783	308,133	264,903
Net assets per share (RMB)	4.833	4.371	3.804	3.554	3.055

3.3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS

√ Applicable □ Not applicable

	ASBE	IFRS

Net profits (RMB millions)	76,843	78,004

Difference analysis	Please see section 9.2.3

§4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

	4.1	Changes in the share capital

√ Applicable □ Not applicable

Unit: 1,000 Shares

	Before change				Increase/(decrease)			After change
	Number	Percentage %	New share issued	Bonus issued	Conversion from reserve	Others	Sub-total	Number	Percentage %

RMB ordinary shares	69,921,951	80.65	—	—	—	89	89	69,922,040	80.65
Foreign shares listed domestically	—	—		—	—	—	—
Foreign shares listed overseas	16,780,488	19.35	—	—	—	—	—	16,780,488	19.35
Others	—	—	—	—	—	—	—	—	—

Total Shares	86,702,439	100	—	—	—	89	89	86,702,528	100.00

Note:	Between 25 February 2010 to 3 March 2010, Sinopec Corp’s RMB ordinary shares increased by 88,774 as a result of partial excercise of the warrants embedded in its RMB 30 billion Bond with Warrants.

4.2	Number of shareholders and shareholdings of principal shareholders

Number of shareholders of Sinopec Corp. as at 31 December 2010 was 920,003, including 912,986 holders of A Shares and 7,017 holders of H Shares. The public float of Sinopec Corp. satisfied the requirement of the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

	(1)	Top ten shareholders and top ten shareholders without selling restrictions

Unit: 1,000 Shares

Name of Shareholders	Nature of shareholders	As a percentage of total shares in issue at the end of reporting period %	Number of shares held at the end of reporting period	Changes in holding	Number of pledges or lock-ups

China Petrochemical Corporation	A Shares	75.84	65,758,044	—	0
HKSCC (Nominees) Limited	H Shares	19.21	16,658,226	4,585	N/A
Guotai Junan Securities Co. Ltd.	A Shares	0.30	256,081	375	0
China Life Insurance Company Limited – Dividend–Individual Dividend-005L-FH002 Shanghai	A Shares	0.16	140,750	5,232	0
Postfund Core Growth Equity Investment Fund	A Shares	0.07	62,871	11,000	0
Postfund Core Selected Equity Investment Fund	A Shares	0.06	55,854	9,854	0
Shanghai Stock Exchange Traded Open-ended Index 50 Fund	A Shares	0.04	38,625	(4,711)	0
E-Fund 50 Index Equity Investment Fund	A Shares	0.04	35,344	6,000	0
Changsheng Tongqing Detachable Trading Equity
Investment Fund	A Shares	0.04	33,899	1,382	0
PICC Life Insurance Company Limited – Dividend–Individual Dividend	A Shares	0.04	32,747	3,647	0

Statement on the connected party relationship or acting in concert among the above mentioned shareholders:

We are not aware of any connected party relationship or acting in concert among or between the top ten shareholders, except that Postfund Core Growth Equity Investment Fund and Postfund Core Selected Equity Investment Fund are managed by China Post & Capital Fund Management Co. Ltd.

4.3	Information about the controlling shareholder and the de facto controller

	4.3.1	Changes of the controlling shareholder and the de facto controller in the reporting period

□Applicable √ Not applicable

	4.3.2	Changes in the controlling shareholders and the de facto controller

		(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state authorised investment organisation and a state-owned company. Its registered capital is RMB 182.0 billion, and the legal representative is Mr. Su Shulin. Through reorganisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical operations into Sinopec Corp. and retained certain petrochemical facilities and small- scale refineries. It provides well-drilling services, well logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

		(2)	Except for HKSCC (Nominees) Limited, no other legal person shareholders hold 10% or more of the shares of Sinopec Corp.

		(3)	Basic information of the de facto controller

China Petrochemical Corporation is the de facto controller of Sinopec Corp.

		(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

§5.	Directors, Supervisors and Senior Management and Employees

	5.1	Information on the changes in the shares held by the Directors, Supervisors and Senior Management and employees, and their remunerations

	5.1.1	Information of Directors

Name	Gender	Age	Position with Sinopec Corp	Tenure	Remuneration paid by Sinopec Corp in 2010 (RMB10,000 before tax)	Whether paid by the holding Company	Shares held at Sinopec Corp. (as at 31December) 2010	Shares held at Sinopec Corp. (as at 31December 2009

Su Shulin	Male	48	Chairman	2009.05-2012.05	—	Yes	0	0
Wang Tianpu	Male	48	Vice Chairman, President	2009.05-2012.05	96.74	No	0	0
Zhang Yaocang	Male	57	Vice Chairman	2009.05-2012.05	—	Yes	0	0
Zhang Jianhua	Male	46	Board Director, Senior Vice President	2009.05-2012.05	96.74	No	0	0
Wang Zhigang	Male	53	Board Director, Senior Vice President	2009.05-2012.05	96.74	No	0	0
Cai Xiyou	Male	49	Board Director, Senior Vice President	2009.05-2012.05	96.74	No	0	0
Cao Yaofeng	Male	57	Board Director	2009.05-2012.05	—	Yes	0	0
Li Chunguang	Male	55	Board Director	2009.05-2012.05	—	Yes	0	0
Dai Houliang	Male	47	Board Director, Senior Vice President	2009.05-2012.05	96.74	No	0	0
Liu Yun	Male	54	Board Director	2009.05-2012.05	—	Yes	0	0
Li Deshui	Male	66	Independent Non- Executive Director	2009.05-2012.05	24(Director’s Fees)	No	0	0
Xie Zhongyu	Male	67	Independent Non- Executive Director	2009.05-2012.05	24(Director’s Fees)	No	0	0
Chen Xiaojin	Male	66	Independent Non- Executive Director	2009.05-2012.05	24(Director’s Fees)	No	0	0
Ma Weihua	Male	62	Independent Non- Executive Director	2010.05-2012.05	14(Director’s Fees)	No	0	0
Wu Xiaogen	Male	45	Independent Non- Executive Director	2010.05-2012.05	14(Director’s Fees)	No	0	0

5.1.2	Supervisors

Name	Gender	Age	Position with Sinopec Corp	Tenure	Remuneration paid by Sinopec Corp in 2010 (RMB10,000 before tax)	Whether paid by the holding Company	Shares held at Sinopec Corp. (as at 31December) 2010	Shares held at Sinopec Corp. (as at 31December 2009

Wang Zuoran	Male	60	Chairman, Supervisory Board	2009.05-2012.05	—	Yes	0	0
Zhang Youcai	Male	69	Vice Chairman, Independent Supervisor	2009.05-2012.05	24 (Supervisor’s Fees)	No	0	0
Geng Limin	Male	56	Supervisor	2009.05-2012.05	—	Yes	0	0
Zou Huiping	Male	50	Supervisor	2009.05-2012.05	47.25	No	0	0
Li Yonggui	Male	70	Independent Supervisor	2009.05-2012.05		24 (Supervisor’s Fees)	No	0
Zhou Shiliang	Male	53	Employee Representative Supervisor	2009.05-2012.05	45.7	No	0	0
Chen Mingzheng	Male	53	Employee Representative Supervisor	2009.05-2012.05	47.94	No	0	0
Jiang Zhenying	Male	46	Employee Representative Supervisor	2010.05-2012.05	2.87	No	0	0
Yu Renming	Male	47	Employee Representative Supervisor	2010.05-2012.05	3.18	No	0	0

5.1.3	Other Members of the Senior Management

Name	Gender	Age	Position with Sinopec Corp.	Remuneration paid by Sinopec Corp. in 2010 (RMB 10,000, before tax)	Whether paid by the holding Company	Shares held at Sinopec Corp (as at 31 December) 2010	Shares held at Sinopec Corp (as at 31 December) 2009

Wang Xinhua	Male	55	CFO	52.26	No	0	0

Zhang Kehua	Male	57	Vice President	56.69	No	0	0

Zhang Haichao	Male	53	Vice President	55.37	No	0	0

Jiao Fangzheng	Male	48	Vice President	54.18	No	0	0

Lei Dianwu	Male	48	Vice President	54.82	No	0	0

Ling Yiqun	Male	48	Vice President	33.87	No	0	0

Chen Ge	Male	48	Board Secretary	47.49	No	0	0

Note:	The aggregate remmuneration amount above is before tax. The Company did not implement any equity incentive programme.

5.2	New Appointment or Termination of Directors, Supervisors and Senior Management

On 18 May 2010, Mr. Ma Weihua and Mr. Wu Xiaogen were appointed as the independent non-executive director of Sinopec Corp. at the 2009 Annual General Meeting. On 28 July 2010, the Board of Directors appointed Mr. Ling Yiqun as the Vice President of Sinopec Corp. On 16 December, 2010, due to work adjustment, Mr. Cui Guoqi and Mr. Chang Zhenyong resigned as employee representative supervisors. Mr. Jiang Zhenying and Mr. Yu Renming were elected as Employee Representative Supervisors by democratic election.

§6	Report of the Board of Directors

	6.1	Business review in the reporting period

	6.1.1	Business review

In 2010, the Chinese government accelerated the transformation of economic development pattern and structural adjustment, and realized relatively rapid economic growth with GDP growing by 10.3% year on year. Domestic demand for refined oil and chemical products grew steadily. The Company continued to monitor market developments and made every effort to capture this growth by expanding market, reinforcing fine management and improving its operational structure according to the market conditions. These changes enabled the Company to realize good financial results.

	6.1.1.1	Review of Market Environment

(1) Crude oil market

International crude oil prices fluctuated within an upward range between USD70/barrel to USD95/barrel in 2010. The annual average Platts global spot price for Brent crude oil was USD79.47/barrel, representing a year-on- year increase of 29.2%. The price trends of domestic crude oil are in line with international markets. In 2010, the Chinese government adjusted the benchmark wellhead price for domestic onshore natural gas and carried out a reform of oil and gas resource tax in western provinces and cities.

	(2)	Refined oil products market

In 2010, domestic demand for refined oil products maintained relatively fast increase. Domestic oil product supply was sufficient at the beginning of the year, but became tight in the latter half, particularly in the fourth quarter due to strong demand for diesel. According to official statistics, the domestic apparent consumption of oil products throughout the year (including gasoline, diesel and kerosene) reached 230 million tonnes, a year-on-year increase of 11.4%.

	(3)	Chemicals market

The domestic demand for chemical products in the first quarter of 2010 extended the recovery trends seen in 2009, remained steady in the second quarter, and saw strong growth in the latter half of the year. According to the Company’s statistics, the domestic apparent consumption of synthetic resin, synthetic fiber and synthetic rubber saw a year-on-year increase of 9.4%, 12.9% and 11.8% respectively, while the domestic apparent consumption of ethylene equivalent increased by 11.8% year on year to 29.87 million tonnes. Domestic chemical product prices bottomed in the second quarter and rallied gradually later in the year.

6.1.1.2	Production and Operation

	(1)	Exploration and Production

The Company further implemented its oil and gas resource strategy in 2010. In exploration, we enhanced integrated geological research, increased exploration investment, optimized exploration scheme, promoted the integration of exploration and development, consolidated the resource basis and intensified reserve traps. New discoveries were made following the exploration of Tarim Basin’s Maigaiti Slope, Tahe Oilfield and Jiyang Depression. The marine-facies natural gas exploration in southeast and west Sichuan made further progress. The Company completed 23,483 kilometers of 2D seismic and 6,373 square kilometers of 3D seismic, and drilled 621 exploration wells with 1,774 kilometers of footage in China throughout the year. In development, the Company focused on enhancing reserve development ratio, oil recovery rate and single-well output. We also intensified our efforts in making technological breakthroughs and capacity building, and stably increased oil and gas production. The Sichuan-East China Gas Transmission Project has been running smoothly since it was put into operation, with a substantial increase in production of natural gas. Material progress was achieved in the Company’s expansion into overseas upstream business.

Operation Summary of Exploration and Production Segment

	2010	2009	2008	Change from 2009 to 2010 (%)

Crude oil production (mmbbls)	327.85	327.62	322.02	0.1
Including:
China	302.18	301.15	296.80	0.3
Africa	25.67	26.47	25.22	(3.0)
Natural gas production (bcf)	441.39	299.01	293.07	47.6
Total oil and gas production (mmboe)	401.42	377.45	370.87	6.4

	As at 31 December 2010	As at 31 December 2009	As at 31 December 2008	Changes at the year and of the the report period compared with that at the end of the last year (%)

Proved reserve of crude oil (mmbbls)	2,888	2,920	2,961	(1.1)
Proved reserve of natural gas (bcf)	6,447	6,739	6,959	(4.3)
Proved reserve of crude oil and natural gas (mmboe)	3,963	4,043	4,121	(2.0)

Note:

1.	Inclusive of 100% of production and reserve of SSI.

2.	For crude oil produced in China, 1 tonne=7.1 barrels; for natural gas, 1 cubic meter=35.31 cubic feet; for crude oil produced in Africa, 1 tonne=7.27 barrels.

(2)	Refining

In 2010, the Company adhered to the market-oriented principle, strived to adjust product mix, and operated refining facilities at high load. We enhanced the optimization of resources, operation and management, and spared no efforts in reducing costs and improving efficiency. The Company successfully started up the upgrading and expanding projects and completed the company-wide gasoline quality upgrading for GB III Standard. The Company, based on changes in the market, timely adjusted the product mix, increased the output of jet fuel and light chemical feedstock, and enhanced the marketing efforts for asphalt, LPG and petroleum coke. Facing a sudden tight supply of diesel in some regions in the fourth quarter, we effectively eased the market tension by making every effort to increase diesel production. In 2010, refinery throughput amounted to 211 million tonnes, representing a year-on-year increase of 13.2%, and 124 million tonnes of oil products were produced up by 9.4% over the previous year.

Production Summary of the Refining Segment

	2010	2009	2008	Change from 2009 to 2010 (%)

Refinery throughput (million tonnes)	211.13	186.58	175.73	13.2
Gasoline, diesel and kerosene production (million tonnes)	124.38	113.69	107.36	9.4
including: Gasoline (million tonnes)	35.87	34.43	29.65	4.2
Diesel (million tonnes)	76.09	68.86	69.74	10.5
Kerosene (million tonnes)	12.42	10.39	7.99	19.5
Light chemical feedstock (million tonnes)	35.00	26.87	23.12	30.3
Light products yield (%)	75.79	75.54	74.75	Up by 0.25 percentage point
Refining yield (%)	94.83	94.53	94.05	Up by 0.30 percentage point

Note:	1.
Refinery throughput includes natural gas condensates and heavy oil throughput. The data of 2008 and 2009 were adjusted retrospectively. For unit conversion of refinery throughput, 1 tonne=7.35 barrels:

	2.	The operation data include 100% of the production of the joint venture.

(3)	Marketing and Distribution

In 2010, the Company has enhanced customer service awareness, reinforced quality control, expanded sales volume and provided customers with premium oil products. For the abnormal increase of diesel demand in the fourth quarter within some regions of China, we took multiple measures which effectively alleviated the market tension. Aiming to build all Sinopec service stations as “Reliable Posts of Automobile Life”, the Company realized significant growth in non-fuel business. The total domestic sales volume of oil products for the year reached 140 million tonnes with a year- on-year increase of 13.3%.

Operation Summary of Marketing and Distribution Segment

	2010	2009	2008	Change from 2009 to 2010 (%)

Total domestic sales volume of oil products (million tonnes)	140.49	124.02	122.98	13.3
Including: Retail (million tonnes)	87.63	78.90	84.10	11.1
Direct sales (million tonnes)	32.40	25.61	19.63	26.5
Wholesale (million tonnes)	20.47	19.52	19.25	4.9
Average annual throughput per station (tonne/ station)	2,960	2,715	2,935	9.0

	As at December 31, 2010	As at December 31, 2009	As at December 31, 2008	Changes at the end of 2010 compared with 2009 (%)

Total number of service stations under Sinopec brand	30,116	29,698	29,279	1.4
Including: Number of company-operated service stations	29,601	29,055	28,647	1.9
Number of franchised service stations	515	643	632	(19.9)

(4)	Chemicals

In 2010, the Company, under the market-oriented principle, further reinforced the combination of production, marketing and research, optimized production management, achieved safe and smooth commissioning of the newly built ethylene projects in Tianjin and Zhenhai, fully brought into play of the new ethylene capacity and guaranteed the safe operation of facilities at full-load. We intensified supply chain management and accelerated the development of new products and adjustment of product mix. While putting customers first, we took full advantage of concentrated marketing and sold all we produced. Thus good results were achieved. In 2010, the Company produced 9.059 million tonnes of ethylene with a year-on-year increase of 34.9%, and the sales volume of chemical products reached 43.50 million tonnes.

Production Summary of Major Chemical Products

Unit: thousand tonnes

	2010	2009	2008	Change 2009 to 2010 (%)

Ethylene	9,059	6,713	6,289	34.9
Synthetic resin	12,949	10,287	9,643	25.9
Synthetic rubber	967	884	834	9.4
Synthetic fiber monomers and polymers	8,864	7,798	7,264	13.7
Synthetic fiber	1,393	1,302	1,260	7.0
Urea	1,223	1,752	1,649	(30.2)

Note:	100% production of joint ventures was included.

(5)	Research and Development

The Company placed great emphasis on the “Propeller” function of scientific research and development and achieved good results in 2010. Exploration technologies were improved, resulting in new discoveries in Yuanba and Tarim’s Maigaiti Slope. Water injection technology for the development of key oilfields in east China was successfully developed. We promoted the application of selective hydrogenation technology and absorption desulphurization technology for catalytic gasoline, leading to the upgraded quality of oil products. 150,000-tonne-per-year ethylene cracker was successfully installed in one-million-tonne-per-year ethylene plants. The 300,000-tonne-per-year cumene unit using self-developed technologies came on stream successfully. The first bromobutyl rubber production unit in China was built up and is at the stage of commissioning. Twelve self-developed technologies were granted the National Science and Technology Progress Awards and the National Technology Invention Awards, among which the exploration and development technology for Ordovician carbonate rocks in Tahe Oilfield was granted the First Prize of National Science and Technology Progress Awards, catalytic oxidation new material-hollow Ti-Si molecular sieve won the Second Prize of National Technology Invention Awards and another 10 technologies won the Second Prize of National Science and Technology Progress Accords. The Company made 2,499 domestic patent applications with 771 patents granted, and 114 foreign patent applications with 72 granted throughout the year.

(6)	Health, Safety and Environment

The Company always pursues to the coordinated and sustainable development of the enterprise, society and the environment and promotes the HSE management system throughout the Company. We put people first and care for our employees. We always stick to the HSE principle of “Putting Safety First, Focusing on Prevention and Comprehensive Improvement”, and set up a cascade responsibility system for safe production. We actively promote energy saving and emission reduction and develop low-carbon economy. Various measures have been taken for COemission cut, clean production and the manufacturing of clean products. In 2010, energy intensity dropped by 0.24% year on year, industrial water demand decreased by 2% year-on-year, COD in waste water discharged shrank by 2.1%, sulfur dioxide emission fell by 6.9%, and industrial water recycling rate remained at 95%. The Company accomplished the energy saving and emission cut target set in the “11th Five-Year Plan”. Please refer to Sinopec 2010 Sustainable Development Report for detailed information.

(7)	Capital Expenditure

The Company’s capital expenditure reached RMB113.651 billion in 2010, of which RMB52.68 billion was used in Exploration and Production segment mainly for the exploration, development and capacity construction of key oilfields in Tahe, Shengli and Angola Block 18 and gasfields in Puguang and Erdos, as well as for the pipeline construction of Sichuan-East China Gas Transmission Project; RMB20.015 billion was used in Refining segment mainly for refinery revamping projects to process low-grade crude oil, oil product quality upgrading, and the construction of crude oil terminals and transfer systems; RMB26.168 billion was used in Marketing and Distribution segment mainly for the construction and acquisition of service stations and CNG stations in key areas such as highways, core cities and newly planned regions, for expediting the construction of pipelines and oil depots and for the improvement of oil products sales network; RMB12.894 billion was used in Chemicals segment mainly for ethylene projects in Tianjin, Zhenhai, and Wuhan and for butyl rubber project in Yanshan, etc.; and RMB1.894 billion was used for Corporate and others mainly for the construction of technology research facilities and IT projects.

6.1.2	Management Discussion and Analysis

Part of the financial information presented in this section is derived from the Company’s audited financial statements that have been prepared in accordance with IFRS.

6.1.2.1	Consolidated Results of Operations

In 2010, the Company’s turnover and other operating revenues were RMB1,913.2 billion, and the operating profit was RMB 105.0 billion, representing an increase of 42.2%, and 15.8% respectively over the year of 2009. This mainly attributed to the fast growth of domestic economy, growing demand for petroleum and petrochemical products, and continuous expansion of the Company’s operational scale, and the increase in the price of crude oil, oil products and petrochemical products. The Company took the advantage of business scale and integration, strove to expand the market and improve marketing and service, which contributed a good operation results.

	Years ended 31 December
	2010	2009	Change
	RMB millions		(%)

Turnover and other operating revenues	1,913,182	1,345,052	42.2
Of which: Turnover	1,876,758	1,315,915	42.6
Other operating revenues	36,424	29,137	25.0
Operating expenses	(1,808,178)	(1,254,353)	44.2
Of which: Purchased crude oil, products, and operating supplies and expenses	(1,482,484)	(980,564)	51.2
Selling, general and administrative expenses	(51,048)	(40,539)	25.9
Depreciation, depletion and amortisation	(59,223)	(54,016)	9.6
Exploration expenses (including dry holes)	(10,955)	(10,545)	3.9
Personnel expenses	(33,672)	(28,895)	16.5
Taxes other than income tax	(157,189)	(132,884)	18.3
Other operating expenses, (net)	(13,607)	(6,910)	96.9

Operating profit	105,004	90,699	15.8

Net finance costs	(6,974)	(7,466)	(6.6)
Investment income and share of profit less losses from associates and jointly controlled entities	5,663	3,371	68.0

Profit before taxation	103,693	86,604	19.7
Tax expense	(25,689)	(19,599)	31.1

Profit for the year	78,004	67,005	16.4

Attributable to:
Equity shareholders of the Company	71,800	63,147	13.7
Non-controlling interests	6,204	3,858	60.8

(1)	Turnover, other operating revenues and other income

In 2010, the Company’s turnover was RMB 1,876.8 billion, representing an increase of 42.6% over 2009. This mainly attributed to the active expansion of the markets; sale volume and higher prices of crude oil, oil products and chemical products.

The following table sets forth the external sales volume, average realized prices and respective rates of change from 2009 to 2010 for the Company’s major products:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change	Years ended 31 December		Change
	2010	2009	(%)	2010	2009	(%)

Crude oil	5,554	4,915	13.0	3,349	2,303	45.4
Natural gas (million cubic meters)	9,951	6,486	53.4	1,155	933	23.8
Gasoline	43,467	39,035	11.4	7,297	6,367	14.6
Diesel	90,827	82,344	10.3	5,992	5,092	17.7
Kerosene	14,758	11,353	30.0	4,758	3,918	21.4
Basic chemical feedstock	17,821	13,272	34.3	5,598	4,359	28.4
Monomer and polymer for synthetic fiber	5,772	4,650	24.1	8,211	6,530	25.7
Synthetic resin	9,871	8,667	13.9	9,243	8,072	14.5
Synthetic fiber	1,512	1,418	6.6	11,644	9,140	27.4
Synthetic rubber	1,222	1,116	9.5	16,436	11,448	43.6
Chemical fertilizer	1,299	1,769	(26.6)	1,641	1,657	(1.0)

Most of crude oil and a portion of natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to other customers. In 2010, the turnover from crude oil, natural gas and their upstream products sold externally amounted to RMB 35.0 billion, increased by 81.1% over 2009, accounting for 1.8% of the Company’s turnover and other operating revenues. The change was mainly due to the increase in sales volume and prices of crude oil and natural gas.

In 2010, the refining segment marketing and distribution segment sold petroleum products (mainly consisting of refined oil products and other refined petroleum products), achieving external sales revenue of RMB 1,192.8 billion, representing an increase of 36.4% over 2009, accounting for 62.3% of the Company’s turnover and other operating revenues. This mainly the Company took the price-up opportunity of refined oil products and other refined petroleum products, and actively enlarged the sales volume of refined oil products and other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 931.6 billion, representing an increase of 30.8% over 2009, accounting for 78.1% of the total revenue of petroleum products. Turnover of other refined petroleum products was RMB 261.2 billion, representing an increase of 61.3% over 2009, accounting for 21.9% of the total revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 285.6 billion, representing an increase of 48.2% over 2009, accounting for 14.9% of the Company’s turnover and other operating revenues. This was mainly due to the increase in prices of chemical products, the Company’s efforts in taking the opportunity of putting newly built plants into production through active expansion of the markets and increasing the sales volume of products.

(2)	Operating expenses

In 2010, the Company’s operating expenses were RMB 1,808.2 billion, representing an increase of 44.2% over 2009. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 1,482.5 billion, representing an increase of 51.2% over 2009, accounting for 82.0% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 606.0 billion, increase 49.5% over 2009. The total throughput of crude oil purchased externally in 2010 was 155.1 million tonnes (excluding the amount processed for third parties) , an increase 14.8% over 2009. The average unit processing cost of crude oil purchased externally was RMB 3,907 per tonne, increased 30.2% 2009.

The Company’s other purchasing expenses were RMB 876.5 billion, representing an increase of 52.4% over 2009. This was mainly due to the higher cost of oil products and other feedstock purchased externally and higher procurement cost by the Company’s trading subsidiaries.

Selling, general and administrative expenses of the Company totaled RMB 51.0 billion, representing an increase of 25.9% over 2009. This was mainly due to the increased sales expenses such as the freight and miscellaneous charges caused by expanded sales volume, the growth of operational rental fee and research and development costs.

Depreciation, depletion and amortisation expenses of the Company were RMB 59.2 billion, representing an increase of 9.6% over 2009. This was mainly due to the depreciation resulting from the Company’ continuously increased investment in property, plant and equipment.

Exploration expenses, including dry holes were RMB 11.0 billion, representing an increase of 3.9% over 2009, which were mostly spent on enhancing exploration activities in regions as Northeast, West of Sichuan and Erdos.

Personnel expenses were RMB 33.7 billion, representing an increase of 16.5% over 2009, mainly because the Company has employed more workers in line with its business growth and the provision for enterprise’s performance salary, annuity fund, and housing subsidy for employees who joined the Company after 31 December 1998, in accordance with related requirements.

Taxes other than income tax totaled RMB 157.2 billion, representing an increase of 18.3% over 2009. It was mainly due to the increase of special oil income levy by RMB 12.6 billion caused by rising crude oil price, as compared with 2009. Meanwhile, as a result of increased sales volume, the consumption tax, city construction tax and educational surcharge increased by RMB 11.1 billion over 2009.

Other operation expenses, net were 13.6 billion, representing an increase of 96.9% over 2009. This was mainly due to the provisions for impairment loss of long-term assets which were regarded as low efficient such as chemical fertilizer plants, increased by RMB 7.2 billion compared with 2009.

(3)	Operating profit was RMB 105 billion, representing an increase of 15.8% over 2009.

(4)
Net finance costs were RMB 7.0 billion, representing a decrease of 6.6% compared with 2009. This was due to the Company’s continuous improvement in its financing structure and enlarged direct financing scale, which resulted in decrease of its financing cost; Moreover, the Company increased its short-term loans in US dollar, which enjoyed a lower interest rate, and continuously strengthened the supervision on the management of funds, compressed and controlled the occupation of funds, which resulted in cost saving in the finance activities.

(5)	Profit before taxation was RMB 103.7 billion, representing an increase of 19.7% over 2009.

(6)	Income tax was RMB 25.7 billion, increased by 31.1% over 2009. The increase was mainly due to substantial growth of profit before taxation.

(7)	Profit attributable to non-controlling interests of the Company was RMB 6.2 billion, an increase of RMB 6.08 billion compared with 2009.

(8)	Profit attributable to equity shareholders of the Company was RMB 71.8 billion, representing an increase of 13.7% over 2009.

6.1.2.2	Assets, Liabilities, Equity and Cash Flows

The main fund resources of the Company were operating activities and short and long-term loans, and the fund was primarily used as operating expenditures, capital expenditures and repayment of short and long-term borrowings.

	(1)	Assets, liabilities and equity	Unit: RMB millions

	At 31 December 2010	At 31 December 2009	Amount of Changes

Total assets	995,154	898,263	96,891
Current assets	260,229	201,479	58,750
Non-current assets	734,925	696,784	38,141
Total liabilities	544,786	493,447	51,339
Current liabilities	336,406	315,921	20,485
Non-current liabilities	208,380	177,526	30,854
Total equity attributable to equity shareholders of the Company	419,047	378,940	40,107
Share capital	86,702	86,702	0
Reserves	332,345	292,238	40,107
Non-controlling interests	31,321	25,876	5,445
Total equity	450,368	404,816	45,552

As at 31 December 2010, the Company’s total assets were RMB 995.2 billion, representing an increase of RMB 96.9 billion compared with that at the end of 2009, of which:

•
Current assets were RMB 260.2 billion, increased by RMB 58.8 billion from that at the end of 2009, mainly attributable to the fact that the inventory of the Company increased by RMB 14.8 billion as a result of the rise in prices of crude oil and other raw materials, the receivables of the Company increased by RMB 30.3 billion as a result of the price rise of product oil and chemical products; and the prepaid expenses and other current assets increased by RMB 5.5 billion.

•
Non-current assets were RMB 734.9 billion, increased by RMB 38.1 billion from that at the end of 2009. This was mainly attributable to the fact that because of the implementation of its annual investment plan by the company. The net amount for the property, plant and equipment increased by RMB 55.9 billion, the rental cost prepaid for land use right increased by RMB 3.2 billion, some constructions in progress within this current year decreased by RMB 30.8 billion due to the transfer to fixed assets after the completion of some projects, some construction in progress sold to the jointly controlled entities, and the Company’s interests in associates and jointly controlled entities increased by RMB 10.9 billion.

As at 31 December 2010, the Company’s total liabilities were RMB 544.8 billion, representing an increase of RMB 51.3 billion compared with that at the end of 2009, of which:

•
Current liabilities were RMB 336.4 billion, increased by RMB 20.5 billion from that at the end of 2009, mainly because of the price-up of the raw materials such as crude oil and so on, the Company’s trade accounts payables increased by RMB 35.8 billion; because of the Company’s operation scale, the smooth growth of the Company’s income, the other amount dues such as accrued expenses and other payables , income tax payable and so on, increase RMB 43.4 billion due to the Company strictly controlled the financing of bills and decreased the quantity of new making- out invoices, the bills payable within this year decreased by RMB 19.3 billion; due to decreasing the financial expenses, the compression of short- term debts and loans made by China Petrochemical Corporation and fellow subsidiaries decreased RMB 39.4 billion.

•
Non-current liabilities were RMB 208.4 billion, increased by RMB 30.9 billion from that at the end of 2009, mainly because of the performance of the annual Investment plan by the Company, the long-term debts and loans made by China Petrochemical Corporation and fellow subsidiaries increased by RMB 21.4 billion; and the Company increased the deferred tax liabilities and the provision of obligations for the dismantlement of its oil and gas properties by RMB 9.0 billion.

The total equity attributable to equity shareholders of the Company was RMB 419.0 billion, representing an increase of RMB 40.1 billion compared with that at the end of 2009, which was due to the increase of reserves.

(2)	Cash flow

The following table sets forth the major items on the consolidated cash flow statements of 2010 and 2009.

Units: RMB million

	Years ended 31 December
	2010	2009

Net cash generated from operating activities	170,333	165,513
Net cash used in investing activities	(105,788)	(117,355)
Net cash used in financing activities	(56,294)	(46,411)

Net increase in cash and cash equivalents	8,251	1,747

In 2010, the net cash generated from operating activities was RMB 170.3 billion, representing an increase of RMB 4.8 billion over 2009. This was mainly attributable to the fact that the profit before taxation increased by RMB 17.1 billion as compared with last year; the depreciation, depletion and amortisation expense increased by RMB 5.2 billion as compared with last year, the impairment of long-term assets increased by RMB 7.2 billion; and the increase of crude oil and other commodities prices and the expansion of business scale, the Company’s working capital of bills receivable, trade accounts receivable, inventories and so on increased by RMB 22.0 billion as compared with 2009.

In 2010, the net cash used in investing activities was RMB 105.8 billion, representing a decrease of RMB 11.6 billion over 2009, which was mainly because of the increase of RMB 15.5 billion of cash inflow from the Company’s sale of properties, plant and equipment in this year; the cash outflow of capital expenditure and exploration expenses from the completion of annual investment plan decreased by RMB 2.4 billion compared with 2009; the cash flow of the net investment in the associates and jointly controlled entities as well as financial instruments increased by RMB 7.0 billion compared with that of 2009.

In 2010, the net cash outflow from the financing activities was RMB 56.3 billion, representing an increase of cash outflow by RMB 9.9 billion over last year, which was mainly attributable to the fact that the Company bought the properties from the China Petrochemical Corporation, the cash outflow increased by RMB 11.9 billion, and the interest expenditure decreased by RMB 1.0 billion compared with that of 2009.

From the view of annual cash flow situation, the Company took the opportunity of international economy and domestic economy to continuously and steadily enlarge the operation scale, so the annual total profit amount and operation cash flow kept a continuous increase; the Company actively took actions to improve the integrated benefit of the Company by further strengthening the central control of the capital, strictly controlling the monetary capital and the scale of active debts, decreasing the financing deposition, and speeding up the turnover of funds.

(3)	Contingent liabilities

Please refer to section 7.3.

(4)	Capital expenditures

Refer to the description on capital expenditures, which is provided in “Business Review and Prospects”.

(5)	Research & development and environmental expenses

Research & development expenses refer to the expenses recognized as expenditures when they occur. The Company continuously paid attention to the technological innovation and the increase of research investment to push the new clean energy production and the research & development of new energy by the technological innovation. In 2010, the expenditure for the research & development was RMB 4.835 billion, representing an increase of RMB 1.019 billion over 2009, the growth 26.7%.

The environmental protection expenditures refer to the standard sewage and sundries clearing expenses paid by the Company, capitalization expenses on pollution discharge equipment. The Company highlighted the environmental protection, paid more attention on the energy conservation and emission reduction, and actively carried out the pollution abatement, and developed the green production and cycling economy. Therefore, in 2010, the Company’s environment protection expenditures were RMB 3.880 billion, representing an increase of RMB 0.684 billion over 2009, the growth 21.4%.

(6)	Analysis of financial statements prepared under ASBE

The following table sets forth each of its segments’ income and profit from principal operations, costs of sales, taxes and surcharges, as prepared under ASBE.

	Years ended 31 December
	2010	2009
	RMB millions	RMB millions

Operating income	170,333	165,513
Exploration and Production Segment	187,145	134,808
Refining Segment	971,577	703,571
Marketing and Distribution Segment	1,040,698	783,091
Chemicals Segment	327,622	218,457
Corporation and Others	796,789	521,869
Elimination of inter-segment sales	(1,410,649)	(1,016,744)

Consolidated operating income	1,913,182	1,345,052

Operating profit/(loss)
Exploration and Production Segment	46,725	24,143
Refining Segment	14,873	27,477
Marketing and Distribution Segment	30,622	30,280
Chemicals Segment	14,763	13,288
Corporation and Others	(2,821)	(2,323)
Elimination of inter-segment profit	(1,455)	(2,603)
Financial expenses, investment income and gain/(loss from changes in fair value	(1,355)	(4,024)

Consolidated operating profit	101,352	86,238

Net profit attributable to equity shareholders of the Company	70,713	62,677

Operating profit: In 2010, the operating profit of the Company was RMB 101.4 billion, representing an increase of RMB 15.2 billion over 2009. This was mainly attributable to the fact that the prices of crude oil, product oil and chemical products rose as compared with 2009, and that the Company leveraged the advantages of scale and integration, made efforts to expand the market, and achieved satisfactory operational performance.

Net profit In 2010, the net profit attributed to the equity shareholders of Sinopec Corp. was RMB 70.7 billion, representing an increase of RMB 8.0 billion over 2009, the growth 12.8%.

	As of 31 December of 2010 RMB millions	As of 31 December of 2009 RMB millions	Changes RMB millions

Total assets	985,389	886,896	98,493
Long-term liabilities	207,080	176,484	30,596
Shareholders’ equity	452,682	406,548	46,134

Analysis of changes:

Total assets: At the end of 2010, the Company’s total assets were RMB 985.4 billion, representing an increase of RMB 98.5 billion compared with that at the end of 2009, which was mainly attributed to the facts that the non- current assets, such as, fixed assets, long-term equity investments and so on, increased by RMB 38.5 billion caused from the implementation of annual investment plan; that the Company’s current assets, such as, trade accounts receivable, net, bills receivable and so on, increased by RMB 60.0 billion caused from the stable increase of operation income and the great rise in the price of commodities such as crude oil, etc.

Long-term liabilities: At the end of 2010, the Company’s long-term liabilities were RMB 207.1 billion, representing an increase of RMB 30.6 billion compared with that at the end of 2009, mainly attributed to the accrued liabilities and the deferred tax liabilities in this year by RMB 9.0 billion, and the Company had further adjusted the structure of liabilities and continuously strengthened the power of direct financing, corporate bond was issued RMB 20.0 billion in this year.

Shareholders’ equity: At the end of 2010, the shareholders’ equity of the Company was RMB 452.7 billion, representing an increase of RMB 46.1 billion compared with that at the end of 2009, mainly because of the increase in the profits of the Company.

6.1.2.3	Technology Development, energy saving and emission reduction

The Company always pursues to the coordinated and sustainable development of the enterprise, society and the environment and promotes the HSE management system throughout the Company. We put people first and care for our employees. We always stick to the HSE principle of “Putting Safety First, Focusing on Prevention and Comprehensive Improvement”, and set up a cascade responsibility system for safe production. We actively promote energy saving and emission reduction and develop low-carbon economy. Various measures have been taken for CO emission cut, clean production and the manufacturing of clean products. In 2010, energy intensity dropped by 0.24% year on year, industrial water demand decreased by 2% year-on-year, COD in waste water discharged shrank by 2.1%, sulfur dioxide emission fell by 6.9%, and industrial water recycling rate remained at 95%. The Company accomplished the energy saving and emission cut target set in the “11th Five-Year Plan”. Please refer to Sinopec 2010 Sustainable Development Report for detailed information.

6.1.2.4	Accounting captions measured by fair value

Please refer to Section 3.1.4.

6.1.2.5	Financial assets and liabilities in foregin currencies held by the Company

Information concerning financial assets and liabilities held in foreign currencies

Unit: RMB millions

Items	Balance at the beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Decrement of withdrawal of the current year	Balance at the end of the year

Financial assets
Of which:
1. Financial assets at fair value through profit and loss	182	—	—	—	188
Of which: derivative financial assets	182	—	—	—	188
2. Loans and receivables	24,999	—	—	—	28,364
3. Available-for-sale financial assets	36	—	(2)	—	34
4. Held-to-maturity investments	—	—	—	—	—
5. Cash flow hedging	142	—	—	—	148
Subtotal of financial assets	25,359	—	(2)	—	28,364
Financial liabilities	(95,186)	(179)	(221)	—	(102,129)

Note:	The financial assets and liabilities held by the Company in foreign currencies were mostly those held by its overseas subsidiaries, which were calculated in their functional currencies.

6.2	The Results of the Principal Operations by Segments

The following data are extracted from the financial statements prepared under ASBE.

Segment	Income from principal operations (RMB millions)	Cost of principal operations (RMB millions)	Gross profit margin (%) Note	Increase of income from principal operations compared with the preceding year (%)	Increase of cost of principal operations compared with the preceding year (%)	Increase/ decrease of gross profit margin compared with the preceding year (%)

Exploration and Production	187,145	89,554	39.9	38.8	13.3	5.4
Refining	971,577	804,696	3.7	38.1	48.8	(2.2)
Marketing and Distribution	1,040,698	970,859	6.6	32.9	35.1	(1.5)
Chemicals	327,622	289,070	11.3	50.0	54.9	(2.8)
Corporate and others	796,789	792,146	0.6	52.7	52.7	0.1
Elimination of inter-segment sales	(1,410,649)	(1,409,194)	N/A	N/A	N/A	N/A

Total	1,913,182	1,537,131	11.4	42.2	49.3	(2.1)

Note:	Gross profit margin = (Income from principal operations – Cost of principal operations, tax and surcharges)/Income from principal operations.

6.3	Principal operations in different regions

☐ Applicable √ Not applicable

6.4	Operations of equity subsidiaries (applicable to the circumstance when the return on investment is more than 10% of the listed company’s net profit)

☐ Applicable √ Not applicable

6.5	Explain the reason of material changes in the principal operations and their structure

6.6	Explain the reason of material changes in the principal operations’ earning power (gross profit ratio) as compared to the preceding year

☐ Applicable √ Not applicable

6.7	Analyze the reason of material changes in operating result and profit composition as compared to the preceding year

	At 31 December		Increase/(decrease)
Items	2010 RMB millions	2009 RMB millions	Amount RMB millions	Percentage (%)	Reasons for change

Cash at bank and on hand	18,140	10,018	8,122	81.1	The Company prepared some cash in advance to cope with tightening liquidity in the market and pressure of payment before the spring festival.
Bills receivable	15,950	2,110	13,840	655.9	Due to the increase in scale of operations, lowered willingness cash out and increased to discount rate
Accounts receivable	43,093	26,592	16,501	62.1	Due to increase in scale of operations and prices of major products
Other receivables	9,880	4,505	5,375	119.3	Mainly due to the Company’s increased accounts receivables from the new joint ventures and increased financial assets acquired within the period

	At 31 December		Increase/(decrease)
Items	2010 RMB millions	2009 RMB millions	Amount RMB millions	Percentage (%)	Reasons for change

Prepayments	5,247	3,614	1,633	45.2	Mainly due to increased purchasing costs of prepaid steel and other commodities
Inventories	156,546	141,727	14,819	10.5	Due to increase in scale of operations and prices of crude oil as compared with the end of 2009
Long-term equity investments	45,037	33,503	11,534	34.4	Please refer to Note 11 to the financial statements prepared in accordance with ASBE
Fixed assets	540,700	484,815	55,885	11.5	Please refer to Note 12 to the financial statements prepared in accordance with ASBE
Construction in Progress	89,599	120,375	(30,776)	(25.6)	Please refer to Note 13 to the financial statements prepared in accordance with ASBE
Goodwill	8,298	14,163	(5,865)	(41.4)	Please refer to Note 15 to the financial statements prepared in accordance with ASBE
Short-term debentures payable	1,000	31,000	(30,000)	(96.8)	Repayment of short term debentures of RMB30 billion due
Bills payable	3,818	23,111	(19,293)	(83.5)	Due to adjustment of debt structure and the control of notes issued
Accounts payable	132,528	96,762	35,766	37.0	Due to increase in scale of operations, prices of crude oil, other materials and purchasing volume
Advances from customers	57,324	37,270	20,054	53.8	Mainly due to increase in revenue from advanced sales
Employee benefits payable	7,444	4,526	2,918	64.5	Mainly due to increase in balances of salary payables, social insurance, corporate pension fund and housing subsidies

	At 31 December		Increase/(decrease)
Items	2010 RMB millions	2009 RMB millions	Amount RMB millions	Percentage (%)	Reasons for change

Taxes payable	33,814	16,777	17,037	101.5	Please refer to Note 24 to the financial statements prepared in accordance with ASBE
Non-current liabilities due within one year	5,530	9,316	(3,786)	(40.6)	Please refer to Note 26 to the financial statements prepared in accordance with ASBE
Provisions	15,573	11,860	3,713	31.3	Please refer to Note 29 to the financial statements prepared in accordance with ASBE
Deferred tax liabilities	15,017	9,707	5,310	54.7	Please refer to Note 17 to the financial statements prepared in accordance with ASBE
Long term loans	58,895	58,962	(67)	(0.1)	Please refer to Note 27 to the financial statements prepared in accordance with ASBE
Debentures payable	115,180	93,763	21,417	22.8	Please refer to Note 28 to the financial statements prepared in accordance with ASBE
Operating income	1,913,182	1,345,052	568,130	42.2	Due to increase in scale of operations, prices of crude oil and petrochemical products and sales volume
Operating costs	1,537,131	1,029,443	507,688	49.3	Due to increase in scale of operations, prices of feedstock, other materials and purchasing volume
Sales taxes and surcharges	157,189	132,884	24,305	18.3	Please refer to Note 34 to the financial statements prepared in accordance with ASBE
Impairment losses	15,445	7,453	7,992	107.2	Please refer to Note 37 to the financial statements prepared in accordance with ASBE
Investment income	5,671	3,589	2,082	58.0	Please refer to Note 39 to the financial statements prepared in accordance with ASBE

6.8
Explanation of the material changes in operating environment and macro policies and rules and regulations that have produced, are producing or will produce significant influences on the company’s financial conditions and operating result

☐ Applicable √ Not applicable

6.9
Explanation of whether the Company fulfilled its profits forecast in relation to assets or projects, if any profits forcast in relation to the Company’s assets or projects, and the reporting period is within the profits forecast period

☐ Applicable √ Not applicable

6.10	Use of the proceeds from share issue

☐ Applicable √ Not applicable

Use of proceeds from exercise of warrants	Unit: in RMB millions

Total proceeds	Project under Commitment	Project changed or not	Budgeted Investment	Proceeds from exercise of warrants within the reporting period	Gains generated	Progress on schedule or not	Return in line with projection or not

1.7	Ethylene Project	No	1.7	1.7	In line with projection	On schedule	In line with projection in Zhenhai

6.11	Projects not funded by proceeds from share issue

√ Applicable ☐ Not applicable

Please see 6.1.1.2 (7).

6.12	Explanation of the board of directors about the accounting firm’s “non- standard comments”

☐ Applicable √ Not applicable

6.13	Business Prospects

Market Analysis

With the recovery of the world economy, demand in international oil market will resume increase in 2011. The average crude oil prices in 2011 are expected to be higher than that of 2010 due to the influences of geopolitical and other factors.

The Chinese government will continue to expand domestic demands, adjust economic structure, improve people’s well-being, and adopt pro-active fiscal policies and stable monetary policies, and the economy growth is expected to remain stable and relatively fast. Thus, the domestic demands for oil products, natural gas and chemical products are expected to increase steadily.

In 2011, the Company will continue to increase resources, expand markets, cut costs and improve efficiency, while pursuing economic benefits, reinforcing internal management, elaborately organizing production, and emphasizing safe production, energy conservation and consumption reduction. The following work will be carried out:

Exploration and Production segment: In terms of oil exploration, the Company will continue to advance exploration of subtle reservoirs of mature blocks in east China and intensify exploration efforts in frontier blocks for new discoveries based on Tarim, Junggar and Erdos basins in west China. In terms of natural gas exploration, the Company will speed up the exploration in key areas and strive for breakthroughs in frontier blocks based on Sichuan and Erdos basins to consolidate the resource basis for the substantial growth of our natural gas output. In terms of development, the Company will make continuous efforts to enhance reserve development ratio, oil recovery and single-well production, stabilize production in the east and increase production in the west to achieve sustainable development of oilfields. Meanwhile, the Company will steadily promote the exploration and development of oversea oilfields. In terms of natural gas, we will ensure the safe and stable operation of Puguang gasfield and expedite the capacity building in Dawan block, accelerate the exploration and development evaluation of Yuanba area and intensify the capacity building of the gas reserves in west Sichuan and Daniudi gasfield to increase natural gas production to a new level. The Company plans to produce 45.59 million tonnes of crude oil and 14.1 billion cubic meters of natural gas in 2011.

Refining segment: The Company will maintain the high-load operation of refining facilities, promote quality upgrading of diesel for vehicles to meet GB III standards, optimize product mix and supply feedstock for chemical production. We will reduce costs and increase efficiency through crude oil procurement and transportation optimization. Greater efforts will be made in the marketing of asphalt, LPG and petroleum coke, etc. to improve refining profitability. Refinery throughput is expected to reach 222 million tonnes and oil products output is expected to be 132 million tonnes in 2011.

Marketing and Distribution segment: The Company will closely track supply- demand changes in oil products market, timely adjust operation strategy and exert more efforts in market development. Great efforts will be made to expand sales volume to ensure adequate supply in the market. The Company will enhance service awareness and intensify quality management. We will also strengthen resource allocation and optimize the storage location to guarantee oil supply in key areas. Domestic sales volume of oil products is expected to reach 147 million tonnes in 2011.

Chemicals segment: The Company will make great efforts in safe production and removal of potential hazards to ensure safe and stable operation of the chemical plants. We will focus on technological progress, constantly promote energy saving and emission cut, optimize processes and further improve plant operation. The Company will guarantee the supply of raw materials, optimize the production organization and constantly adjust product mix of the three synthetic materials to meet market demands. Under the market-oriented principle, we will take action to improve services to establish a highly-efficient innovative system with the combination of production, marketing and research. The Company plans to produce 9.85 million tonnes of ethylene in 2011.

Technology Research and Development: The Company will constantly improve the efficiency of technology research and development, make great efforts in independent innovation, strive for breakthroughs in key areas and give full play to the “propeller” function of technology research and development. We will focus on the research on exploration and development of oil and gas resources both at home and abroad, enhance improvement and application of key technologies for higher development ratio of reserves, enhanced oil recovery and single-well production and carry out technology development for the exploration of unconventional resources. We will actively develop new technologies to process low-grade crude oil and heavy oil, continue to improve production technologies for GB IV standard oil products and form technological reserves for GB V standard oil products. The Company will continuously enhance production technologies for ethylene and polyolefin and support the technology development for high value-added products. We will continue to develop and promote the application of technologies for energy saving and environmental protection and speed up the technology development for alternative energy and low-carbon economy.

Capital Expenditure: The Company will adopt strict investment management procedures, and elaborately organize engineering construction on the principle of financial outcome foremost and key projects in priority. The total capital expenditure is expected to reach RMB124.1 billion, of which the expenditure for Exploration and Production segment will reach RMB54.3 billion mainly for the exploration and development of mature oil fields in the east, Tahe oilfield and Angola Block 18 and natural gas filed in Yuanba area and for the construction of LNG project in Shandong Province. The capital expenditure for Refining segment will reach RMB26.5 billion mainly for refinery upgrading projects in Changling and Beihai and the upgrading of diesel quality, and for the construction of Rizhao-Yizheng and Zhanjiang-Beihai crude oil pipeline and supporting projects. The capital expenditure for Marketing and Distribution segment will reach RMB21.3 billion mainly for the construction, acquisition and renovation of service (CNG) stations and for the construction of oil products pipelines and supporting oil depots. The capital expenditure for Chemicals segment will reach RMB19.2 billion mainly for Wuhan ethylene, Zhongyuan methanol to olefins, Yanshan butyl-rubber and Qilu synthetic resin projects and for the construction of logistics facilities for chemical feedstock and products. The capital expenditure for Corporate and others is scheduled at RMB2.8 billion mainly for the construction of technology research facilities and IT projects.

In the new year, Sinopec Corp. will continue to implement the scientific development outlook, enhance fine management, actively adjust structure, substantially explore the market, improve economic benefits and strive for new achievements in production and operation to make a good start for the 12th Five- Year Plan period.

RISK FACTORS

In the course of its production and operations, Sinopec Corp. actively takes various measures to avoid operational risks. However, in practice, it is not possible to prevent the occurrence of all risks and uncertainties below.

Variation in economic situation: The operating results of the Company are closely related to the economic situation of China and the world. Although global economy is on track of recovery after the financial crisis, it has not yet entered into a virtuous circle featured by stability and growth. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely to be resulted from regional trade agreements and etc.

Cyclical effects: The majority of the operational income of the Company comes from the sales of refined oil products and petrochemical products, and part of the operation and its related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated energy and chemicals company, it can only counteract the adverse influences of periodicity of the industry to some extent.

Macroeconomic policies and government regulation: Although the government is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing crude oil and natural gas production license, setting the upper limit for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards; meanwhile, the changes in Macroeconomic and industry policies such as: further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax. Such regulations may have material effect on the operations and profitability of the Company.

Change of environmental legal requirements: Our production activities generate waste water, gas and solid. The Company has built up supporting effluent treatment systems to prevent and reduce pollution. The relevant government authorities may issue and implement stricter environmental protection laws and regulations, adopt stricter environment protection standards. Under the aforesaid situation, the Company may incur more expenses in relation to the environment protection accordingly.

Uncertainties with additional oil and gas reserves: The Company’s ability to achieve sustainable development is dependent to a certain extent on our ability in discovering or acquiring additional oil and natural gas reserves. To obtain additional oil and natural gas reserves the Company faces inherent risks associated with exploration and development and/or with acquiring activities. The Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional reserves through further exploration and development or acquisition activities, the oil and natural gas reserves and production of the Company will decline over time which will adversely affect the Company’s financial situation and operational performance.

External purchase of crude oil: A significant amount of the Company’s demand for crude oil is satisfied through external purchases. In recent years, especially impacted by the international financial crisis, the crude oil prices are subject to wild fluctuations, and the supply of crude oil may even be interrupted due to major incidents. Although the Company has taken flexible counter measures, it may not fully shield from risks associated with any wild fluctuation of international crude oil prices and disruption of supply of crude oil.

Operational risks and natural disasters: The process of petroleum chemical production is exposed to risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, grievous injuries to people and major financial losses to the Company. The Company has implemented a strict HSE management system, in an effort to avoid such risks as much as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contigencies.

Investment risk: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, certain investment risk may exist resulting that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Currency risk: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of RMB. As the Company outsources a significant portion of crude oil in foreign currency which are based on US dollar-denominated prices, fluctuations in the value of Renminbi against US dollars and certain other foreign currencies may affect our purchasing costs of crude oil.

Profit forecast for the new financial year

☐ Applicable √ Not applicable

6.14	Plan of the board of directors for profit appropriation or dividend dispatch

At the 12th meeting of the Fourth Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a cash dividend of RMB 0.21 per share (including tax) in cash. The final cash dividend per share for distribution would be RMB0.13, the total cash dividend for the year of 2010 would be RMB18.208 billion. The distribution proposal will be implemented upon approval by the shareholders at the Annual General Meeting for 2010. The final dividends will be distributed on or before Thursday, 30 June 2011 to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on Friday, 17 June 2011. The register of members of Sinopec Corp.’s H share will be closed from Monday, 13 June 2011 to Friday, 17 June 2011 (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited, at 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on Friday, 2011 for registration.

The dividend will be calculated and declared in RMB, and distributed to domestic shareholders in RMB and to foreign share holders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average basic exchange rate of RMB to Hong Kong Dollar declared by the People’s Bank of China one week before dividend declaration.

The Company is profitable during this reporting period, however, no cash profit distribution plan is proposed.

☐ Applicable √ Not applicable

§7.	Significant events

	7.1	Acquisition of assets

√ Applicable ☐ Not applicable

Transaction party and acquired and purchased assets	Completion date	Transaction price	Net profits contributed to Sinopec Corp. from completion date to the end of the period (RMB million)	Connected transaction or not (if it is, indicate the pricing principles)	Whether the asset ownership concerned is completely assigned	Whether the debts or creditor’s right concerned are completely transferred

Shareholding and loans of SSI held by Sinopec International Petroleum Exploration & Production Limited	30 September 2010	USD1.678 billion for Target Shares USD779 million for Target Loans	112	Yes, pricing with reference to the reserve valuation results	Yes	Yes

There has been no change to the scope of business or management of the Company since the completion. The operation remains sound.

7.2	Sales of assets

☐ Applicable √ Not applicable

7.3	Material guarantees

√ Applicable ☐ Not applicable

Major guarantees externally (excluding guarantees for the non-wholly owned controlled subsidiaries)

Unit: RMB millions

Guarantee provider	Relationship with the Company	Name of guaranteed company	Amount	Date of occurrence (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter-guaranteed	Whether guaranteed for related party (yes or no) Note 1

Sinopec Corp.	the Company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	311	December 10, 2003	December 10, 2003 - December 10, 2017	joint obligations	No	No	No	No	No
Sinopec Corp.	the Company itself	Shanghai Gaoqiao-SK Solvent Co., Ltd.	43	September 22, 2006	September 22, 2006 - April 16, 2012	joint obligations	No	No	No	No	No
Sinopec Corp.	the Company itself	Fujian United Petrochemical Co.,Ltd.	4,583	September 6, 2007	September 6, 2007 - December 31, 2015	joint obligations	No	No	No	No	No
Sinopec Yangzi Petrochemical Co., Ltd.	wholly-owned subsidiary	Sinopec Corp. Yangzi BP Petrochemical AcetylCo.,Ltd	479			joint obligations	No	No	No	No	No
Sinopec Sales Co., Ltd.	wholly-owned subsidiary	Balance of Sinopec Corp. Sales Company Limited for its associates and joint ventures	109			joint obligations	No	No	No	No	No

Total amount of guarantees provided during the reporting period Note 2	44
Total amount of guarantees outstanding at the end of the reporting period Note 2 (A)	5,525

Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)	None

Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees Note 3 (A+B)	5,525
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets	1.31%
Guarantees provided for shareholders, de facto controller and related parties (C)	None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70% (D)	43
The amount of guarantees in excess of 50% of the net assets (E)	None
Total amount of the above three guarantee items Note 4 (C+D+E)	43
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status	None

Note 1:	As defined in the Stock Listing Rules of Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Note 3:
Total amount of guarantees is the aggregate of the above “total amount of guarantees outstanding at the end of the reporting period (excluding the guarantees provided for controlled subsidiaries)” and “total amount of guarantees for controlled subsidiaries outstanding at the end of the reporting period”.

Note 4:
“Total amount of the above three guarantee items” is the aggregate of “guarantees provided for shareholders, effective controllers and connected parties”, “amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70%” and “the amount of guarantees in excess of 50% of the net assets”.

Material Guarantees under Performance

The twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp. approved the proposal regarding Sinopec Corp.’s provision of guarantee to Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377 million.

The eighth meeting of the Third Session of the Board of Directors of Sinopec Corp. approved the proposal to provide guarantee to Fujian United Petrochemical Company Limited for its Fujian Refining and Ethylene Joint Venture Project in the amount of RMB 9.166 billion. On 13 December 2010, the outstanding guarantees for Fujian United Petrochemical Company Limited has been decreased to 50% of the original amount, i.e. RMB 4.583 billion.

7.4	Material Connected Transactions

	7.4.1	Connected Transactions in the course of ordinary business

The aggregate amount of related transactions actually incurred of the Company during the year was RMB 397.341 billion, of which, expenses amounted to RMB 166.300 billion, (including RMB 154.19 billion of purchase of goods and services, RMB 3.693 billion of auxiliary and community services, RMB 7.45 billion of operating lease fee, RMB 967 million of interest expenses). Among which, purchase from China Petrochemical Corporation and its subsidiaries amounted to RMB109.211 billion (including purchase of products and services, i.e. procurement, storage, exploration and production services and production-related services amounted to RMB 109.211 billion, representing 5.37% of the Company’s operating expenses for the year 2010). The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 3.693 billion, representing 0.20% of the operating expenses of the Company for 2010. In 2010, the housing rental paid by the Company was RMB 350 million, the land rental paid was RMB 6.731 billion, and the expenses for other lease were RMB 369 million. The interest expenses were RMB 967 million. In 2010, the revenue amounted to RMB 231.041 billion (including RMB 230.883 of sales of products and services, RMB 93 million of interest income, RMB 65 million of agency commission receivable), of which the sales to China Petrochemical Corporation amounted to RMB 61.361 billion, including RMB 61.203 billion of sales of products and services, representing 3.20% of operating revenues, RMB 93 million of interest income, and RMB 65 million of agency commission receivable.

The amount of each category of continuing connected transactions between the Company and China Petrochemical Corporation did not exceed its respective cap approved at the general meeting and by the Board of Directors.

Principle of pricing for connected transactions: (1) Government-prescribed prices and government-guided prices are adopted for products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

Please refer to Note 36 to the financial statements prepared under the IFRS in this annual report for details of the connected transactions actually incurred during this year.

Other material connected transaction occurred in this year

Please refer to section 7.8.5 for details

Connected purchase table

Unit: RMB millions

		Amount incurred during the current period		Amount incurred during the previous period
Connected party	Connected transaction	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
			(%)		(%)

China Petrochemical Corporation	purchase of goods and services from connected parties	108,244	5.99	93,393	7.45
Other related parties	purchase of goods and services from connected parties	57,089	3.16	29,547	2.36

Total		165,333	9.15	122,940	9.81

Connected sales table

Unit: RMB millions

		Amount incurred during the current period		Amount incurred during the previous period
Connected party	Connected transaction	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
			(%)		(%)

China Petrochemical Corporation	purchase of goods and services from connected parties	61,268	3.20	49,621	3.69
Other related parties	purchase of goods and services from connected parties	169,680	8.87	113,095	8.41

Total		230,948	12.07	162,716	12.10

Notes:
Principle of pricing for connected transactions: (1) Government-prescribed prices and government-guided prices are adopted for products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

Other related parties are as defined under the ASBE and IFRS but not Chapter 14A of the Hong Kong Listing Rules.

7.4.2	Connected obligatory rights and debts

√ Applicable ☐ Not applicable

Unit: RMB millions

	Fund to Connected Parties		Fund from Connected Parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance
China Petrochemical Corporation	(38)	520	(2,779)	8,245
Other related parties	2,437	2,458	0	0

Total	2,399	2,978	(2,779	8,245

	7.4.3	Occupation of Funds and relevant settlement

☐ Applicable √ Not applicable

Up to the end of 2010, where the listed company did not settle the occupation of non operating funds, the proposal on solution by the board of directors.

☐ Applicable √ Not applicable

7.5	Entrusted Money Management

☐ Applicable √ Not applicable

7.6	Performance of commitments by China Petrochemical Corporation or shareholders holding 5% or more of shares during the reporting period

√ Applicable □ Not applicable

By the end of the reporting period, the major commitments made by China Petrochemical Corporation include:

	i	to comply with the connected transaction agreements;

	ii	to solve issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

	iii	to implement the Re-organisation Agreement (for definition, please refer to prospectus for issuing H shares);

	iv	to grant licenses for intellectual property rights;

	v	to refrain from competition within the industry of the Company;

	vi	to withdraw from business competition and conflict of interests with Sinopec Corp.

The details of the above-mentioned commitments were included in the prospectus for the issuance of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001.

vii
On 27 October 2010, Sinopec Corp. disclosed an announcement, in which China Petrochemical Corporation made commitments, as the major refining business of China Petrochemical Corporation has been injected to Sinopec Corp., it’ll dispose of its existing refining business to eliminate competition with Sinopec Corp within five years.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the aforesaid shareholder.

7.7	Litigation and arbitration of significant importance

□ Applicable √ Not applicable

7.8	Other significant events

	7.8.1	MAJOR PROJECTS

		(1)	Sichuan-to-East China Gas Project

This is a major project under China’s 11th Five-Year Plan. The project consists of two parts, namely, exploration and production of Puguang Gas Field as well as gas purification project; natural gas long-distance transportation pipeline project from Puguang Gas Field to Shanghai. The project was completed on 29 March 2010 and put into commercial operation on 31 August 2010.

		(2)	Tianjin Ethylene Project

The project mainly includes 1 million tpa ethylene unit, 12.5 million tpa refinery expansion and downstream auxiliary utility units. With construction starting in June 2006, it was fully completed on 16 January 2010 and put into commercial operation on 11 May 2010.

		(3)	Zhenhai Ethylene Project

This project mainly consists of 1 million tpa ethylene unit, downstream auxiliary utility units. Commenced in November 2006, the project was put into commercial operation in June 2010.

		(4)	Wunan Ethylene Project

The project mainly includes 0.8 million tpa ethylene unit and downstream auxiliary utility units. With construction starting in December 2007, it’s expected to be put into operation in 2013.

		(5)	Shandong LNG Project

Shandong LNG project mainly includes constructing a 3-million tpa- capacity wharf and terminal, and auxiliary transportation pipeline. It’s approved by the State in July 2010. With construction starting in September 2010, it’s expected to be put into operation in 2013.

7.8.2	Issuance of RMb20 Billion Corporate Bonds

On 21 May 2010, Sinopec Corp. successfully issued RMB 20 billion domestic corporate bonds, which consisted of RMB 11 billion 5-year bond (abbreviation: 10 Shihua 01, code: 122051), with a fixed coupon rate of 3.75%, and RMB 9 billion 10-year term bond (abbreviation: 10 Shihua 02, code: 122052), with a fixed coupon rate of 4.05%. On 9 June 2010, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s issuance and listing announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 19 May 2010 and 8 June 2010 respectively. RMB10 billion of the proceeds from issuance of the bonds was used to repay loans from financial institutions and optimise the current debt structure of the Company by RMB 10 billion, and the remaining 10 billion was used to supplement working capital and improve the Company’s funding position.

7.8.3	Issuance of A Share Convertible Bonds

On 26 March 2010, the issuance of RMB23 billion A Share convertible bonds was approved at the Fifth Meeting of the Fourth Session of Board of Directors of Sinopec Corp. It’s subsequently approved by the Annual General Meeting on 18 May, 2010 and approved by China Securities Regulatory Commission on 29 December 2010. The bonds are of six-year- term with annual interest rate of 0.5%,0.7%,1.0%,1.3%,1.8% and 2.0%. The conversion price is RMB 9.73. The bonds were issued on 23 February 2011 and listed on Shanghai Stock Exchange on 7 March 2011. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 28 February 2011 and 3 March 2011respectively. The proceeds will be used in Wuhan ethylene, Anqing refining, Shijiazhuang refining, Yulin-Jinan Pipeline and Rizhao-Yizheng pipeline projects.

7.8.4	SHARES AND SECURITIES INVESTMENT HELD IN OTHER LISTED COMPANIES

Stock Code	Company Name Abbreviation	Initial Investment Cost	Number of Shares Held	Shares held as a percentage of total shares	Source of shares	Book value at the end of reporting period	Investment income for the year	Equity Owners’ Equities Change during the reporting period	Accounting Entry

384 (HK)	Sino Gas International Holdings	RMB 136,426,500	210 million shares	4.79%	Acquisition	RMB 136,426,500	—	—	Long-term equity investment
Other securities investment held at end of the reporting period	—	—	—	—		—	—	—	—

Other than the above, Sinopec Corp. didn’t hold any share of non-listed financial entities or companies preparing for being listed in the near future, nor did it trade the shares of any other listed companies.

7.8.5	ACQUISITION OF ASSETS

Sinopec Corp. acquired SSI’s part of equity interest and liabilities from a wholly owned subsidiary of Sinopec International Exploration and Production Corporation.

The 5th Meeting of the Fourth Session of the Board was held on 26 March 2010, at which the “Proposal Concerning the Acquisition of SSI’s part of equity interest and liabilities from SIPC” was approved. Such proposal was approved at the general meeting of shareholders on 18 May 2010. Sinopec Corp. acquired 55% equity interest of SSI from SIPC through its wholly- owned subsidiary, with consideration on equity interest of USD 1.678 billion. At the same time, the Company assumed the liabilities for the loan granted by SIPC (through its wholly owned subsidiary) Petrochemical Corporation to SSI, with the consideration on liabilities of USD 779 million. SSI has 50% interest in Angola Block 18. For details, please refer to relevant announcements disclosed in China Securities Journal, Shanghai Securities News and Securities Times on 29 March 2010 and on the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkexnews.hk). Such transaction has been approved by relevant governmental authorities and completed on 30 September, 2010.

	7.8.6	The Board of Director issued Management Report of Internal Control, which was opined by the audit institution, details of which can be found in the annual report

	7.8.7	Whether the Company disclosed report on performance of social responsibilities. Yes

§8.	Report of the Supervisory Board

Through process supervision on significant decision-makings, routine supervision on the operations, the Board of Supervisors hold the following beliefs: In response to the complex domestic and international environment, Sinopec Corp. adhered to its principles in operation of “standardization, professionalism and integrity” actively enlarged its resources, reinforced the strength of market development, and optimized its operations, which resulting in steady increase in productions and improvement in operations with good operating results.

Firstly, the Board of Directors diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Company’s Articles of Association, and made scientific decisions on major issues concerning production and operation, reforms and development, and so on; and the senior management carried out the resolutions made by the Board of Directors, optimized the internal control, reinforced precision management, strived to lower the costs and enhance efficiency and strengthened the technological innovation. All of the efforts enabled the operational results achieved the highest level in history. The Board did not discover any behavior of any directors or senior management that violated laws, regulations, the Articles of Association, or was detrimental to the interests of Sinopec Corp. or the shareholders.

Secondly, the annual financial statement issued by the Company, prepared in accordance with ASBE and IFRS respectively, truly and fairly reflected the Company’s financial status and operational performance. In accordance with ABSE, the Company’s operating income was RMB 1,913.182 billion, total profit was RMB 102.178 billion, and the net profit attributable to equity shareholders was RMB 70.713 billion. In accordance with IFRS, the Company’s turnover and other operating revenue was RMB 1,913.182 billion, earnings before tax was RMB 103.693 billion, and net profit attributable to equity shareholders was RMB 71.8 billion.

Thirdly, all connected transactions conducted were in compliance with relevant regulatory requirements in domestic and overseas listing destinations. All connected transactions between Sinopec Corp. and Sinopec Group were in conformity with the relevant rules and regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange. All the connected transactions were conducted on the basis of fair and reasonable price and in line with the principle of “fairness, justice and openness”. Nothing in these transactions was found to be detrimental to the interests of Sinopec Corp. or the non-connected shareholders.

Forthly, the Company also timely disclosed the material information according to the regulations of securities supervisory authorities, and the information disclosed was true, accurate and complete.

In addition, the Supervisory Board reviewed the Company’s Report on “Internal Control and Self Assessment” and came to a conclusion that such report was objective, comprehensive and accurate, therefore approved unanimously.

§ 9	Financial Statements

	9.1	Auditors’ opinion

Financial Statements	☐ Unaudited	Audited
Auditor’s opinion	√ Standard unqualified opinion	☐ Not standard opinion

9.2	Financial Statements

	9.2.1	Financial statements prepared in accordance with the Accounting Standards for Business Enterprises

Consolidated Balance Sheet and Balance Sheet

Amounts in RMB millions

Items	31 December 2010		31 December 2009
	The Group	The Company	The Group	The Company

Current assets:
Cash at bank and on hand	18,140	11,882	10,018	4,724
Bills receivable	15,950	11,093	2,110	123
Accounts receivable	43,093	16,660	26,592	10,990
Other receivables	9,880	27,433	4,505	19,250
Prepayments	5,247	6,394	3,614	3,032
Inventories	156,546	103,170	141,727	88,993
Other current assets	594	507	856	110

Total current assets	249,450	177,139	189,422	127,222

Non-current assets:
Long-term equity investments	45,037	111,354	33,503	88,920
Fixed assets	540,700	436,870	484,815	380,979
Construction in progress	89,599	76,830	120,375	112,217
Intangible assets	27,440	20,080	22,862	16,013
Goodwill	8,298	—	14,163	—
Long-term deferred expenses	7,560	6,058	6,281	5,300
Deferred tax assets	15,578	11,832	13,683	8,596
Other non-current assets	1,727	173	1,792	212

Total non-current assets	735,939	663,197	697,474	612,237

Total assets	985,389	840,336	886,896	739,459

Items	31 December 2010		31 December 2009
	The Group	The Company	The Group	The Company

Current liabilities:
Short-term loans	29,298	7,229	34,900	5,728
Bills payable	3,818	2,670	23,111	14,084
Accounts payable	132,528	87,244	96,762	63,067
Advances from customers	57,324	51,190	37,270	32,966
Employee benefits payable	7,444	7,037	4,526	4,093
Taxes payable	33,814	24,598	16,777	12,817
Other payables	54,871	73,825	50,202	75,760
Short-term debentures payable	1,000	—	31,000	30,000
Non-current liabilities due within one year	5,530	4,109	9,316	4,865

Total current liabilities	325,627	257,902	303,864	243,380

Non-current liabilities:
Long-term loans	58,895	58,377	58,962	51,549
Debentures payable	115,180	115,180	93,763	93,763
Provisions	15,573	14,462	11,860	10,883
Deferred tax liabilities	15,017	7,951	9,707	4,544
Other non-current liabilities	2,415	1,045	2,192	959

Total non-current liabilities	207,080	197,015	176,484	161,698

Total liabilities	532,707	454,917	480,348	405,078

Items	31 December 2010		31 December 2009
	The Group	The Company	The Group	The Company

Shareholders’ equity:
Share capital	86,702	86,702	86,702	86,702
Capital reserve	29,414	37,922	38,202	38,234
Special reserve	1,325	1,025	—	—
Surplus reserves	141,711	141,711	115,031	115,031
Retained profits	163,132	118,059	140,596	94,414
Foreign currency translation difference	(1,157)	—	(70)	—

Total equity attributable to shareholders of the Company	421,127	385,419	380,461	334,381
Minority interests	31,555	—	26,087	—

Total shareholders’ equity	452,682	385,419	406,548	334,381

Total liabilities and shareholders’ equity	985,389	840,336	886,896	739,459

Consolidated Income Statement and Income Statement

Amounts in RMB millions

Items	2010		2009
	The Group	The Company	The Group	The Company

Operating income	1,913,182	1,188,495	1,345,052	876,303
Less: Operating costs	1,537,131	900,404	1,029,443	638,169
Sales taxes and surcharges	157,189	124,586	132,884	105,741
Selling and distribution expenses	31,981	26,291	27,644	23,327
General and administrative expenses	57,774	48,336	46,821	38,527
Financial expenses	6,847	6,096	7,248	5,317
Exploration expenses, including dry holes	10,955	10,955	10,545	10,545
Impairment losses	15,445	14,410	7,453	6,693
Loss from changes in fair value	179	222	365	281
Add: Investment income	5,671	23,073	3,589	12,456

Operating profit	101,352	80,268	86,238	60,159
Add: Non-operating income	2,108	1,803	1,275	1,100
Less: Non-operating expenses	1,282	1,016	1,401	1,208

Profit before taxation	102,178	81,055	86,112	60,051
Less: Income tax expense	25,335	14,257	19,591	10,526

Net profit	76,843	66,798	66,521	49,525

Items	2010		2009
	The Group	The Company	The Group	The Company

Including: Net profit of acquiree before the consolidation	3,043	—	2,583	—
Attributable to:
Equity shareholders of the Company	70,713	—	62,677	—
Minority interests	6,130	—	3,844	—

Basic earnings per share	0.816	—	0.723	—
Diluted earnings per share	0.808	—	0.718	—

Net profit	76,843	66,798	66,521	49,525

Other comprehensive income:
Cash flow hedges	(221)	—	54	—
Availabe-for-sale financial assets	(9)	(9)	(175)	24
Share of other comprehensive income of associates	(533)	(533)	806	806
Foreign currency translation difference	(1,360)	—	(4)	—

Total other comprehensive income	(2,123)	(542)	681	830

Total comprehensive income	74,720	66,256	67,202	50,355

Attributable to:
Equity shareholders of the Company	68,706	—	63,397	—
Minority interests	6,014	—	3,805	—

Consolidated Cash Flow Statement and Cash Flow Statement

Amounts in RMB millions

Items	2010		2009
	The Group	The Company	The Group	The Company

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	2,215,212	1,383,041	1,550,786	1,019,516
Rentals received	392	163	388	192
Other cash received relating to operating activities	8,279	12,635	7,481	19,646

Sub-total of cash inflows	2,223,883	1,395,839	1,558,655	1,039,354

Cash paid for goods and services	(1,758,556)	(1,034,940)	(1,155,786)	(730,312)
Cash paid for operating leases	(12,414)	(9,948)	(8,189)	(6,351)
Cash paid to and for employees	(30,754)	(24,742)	(29,182)	(24,040)
Value added tax paid	(63,125)	(48,521)	(41,166)	(32,671)
Income tax paid	(14,158)	(8,420)	(6,045)	(111)
Taxes paid other than value added tax and income tax	(154,716)	(123,684)	(133,859)	(109,150)
Other cash paid relating to operating activities	(18,898)	(19,399)	(18,419)	(18,617)

Sub-total of cash outflows	(2,052,621)	(1,269,654)	(1,392,646)	(921,252)

Net cash flow from operating activities	171,262	126,185	166,009	118,102

Items	2010		2009
	The Group	The Company	The Group	The Company

Cash flows from investing activities:
Cash received from disposal of investments	1,687	146	504	16
Dividends received	1,335	19,815	1,133	10,976
Net cash received from disposal of fixed assets and intangible assets	16,145	16,137	692	527
Cash received on maturity of time deposits with financial institutions	3,626	73	1,820	57
Cash received from derivative financial instruments	4,646	—	3,253	—
Other cash received relating to investing activities	660	290	277	107

Sub-total of cash inflows	28,099	36,461	7,679	11,683

Cash paid for acquisition of fixed assets and intangible assets	(114,711)	(104,495)	(116,789)	(99,362)
Cash paid for acquisition of investments	(11,310)	(26,539)	(3,240)	(7,394)
Cash paid for acquisition of time deposits with financial institutions	(3,522)	(50)	(2,304)	(50)
Cash paid for derivative financial instruments	(5,273)	—	(3,197)	—

Sub-total of cash outflows	(134,816)	(131,084)	(125,530)	(106,806)

Net cash flow from investing activities	(106,717)	(94,623)	(117,851)	(95,123)

Items	2010		2009
	The Group	The Company	The Group	The Company
Cash flows from financing activities:
Cash received from issuance of shares	2	2	—	—
Cash received from borrowings	663,491	292,370	781,212	581,704
Cash received from issuance of corporate bonds	21,000	20,000	61,000	60,000
Cash received from contribution form minority shareholders of subsidiaries	408	—	714	—

Sub-total of cash inflows	684,901	312,372	842,926	641,704

Cash repayments of borrowings	(672,804)	(284,918)	(850,683)	(626,552)
Cash repayments of corporate bonds	(31,000)	(30,000)	(15,000)	(15,000)
Cash paid for acquisition of minority interests from subsidiaries, net	—	—	(213)	(213)
Cash paid for dividends, profits distribution or interest	(23,130)	(21,802)	(21,321)	(19,183)
Dividends paid to minority shareholders of subsidiaries	(1,051)	—	(858)	—
Distributions to Sinopec Group Company	(13,210)	(33)	(1,262)	(1,262)

Sub-total of cash outflows	(741,195)	(336,753)	(889,337)	(662,210)

Net cash flow from financing activities	(56,294)	(24,381)	(46,411)	(20,506)

Effects of changes in foreign exchange rate	(25)	—	(5)	—

Net increase in cash and cash equivalents	8,226	7,181	1,742	2,473

Consolidated Statement of Changes In Equity

Amounts in RMB millions

	2010
Items	Share capital	Capital reserve	Special reserve	Surplus reserves	Retained profits	Foreign currency translation difference	Total shareholders' equity attributable to equity shareholders of the Company	Minority interests	Total shareholders' equity
Balance at 1 January 2010	86,702	38,202	—	115,031	140,596	(70)	380,461	26,087	406,548
Changes for the year
1. Net profit	—	—	—	—	70,713	—	70,713	6,130	76,843
2. Other comprehensive income:
– Cash flow hedges	—	(221)	—	—	—	—	(221)	—	(221)
– Available-for-sale financial assets	—	(9)	—	—	—	—	(9)	—	(9)
– Share of other comprehensive income of associates	—	(533)	—	—	—	—	(533)	—	(533)
– foreign currency translation difference	—	—	—	—	—	(1,244)	(1,244)	(116)	(1,360)

Total other comprehensive income	—	(763)	—	—	—	(1,244)	(2,007)	(116)	(2,123)

Total comprehensive income	—	(763)	—	—	70,713	(1,244)	68,706	6,014	74,720
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	26,680	(26,680)	—	—	—	—
– Distributions to shareholders	—	—	—	—	(16,473)	—	(16,473)	—	(16,473)

4. Warrants exercised	—	2	—	—	—	—	2	—	2
5. Consideration for the combination of entities under common control	—	(13,177)	—	—	—	—	(13,177)	—	(13,177)
6. Acquisition of minority interests	—	(9)	—	—	—	—	(9)	—	(9)
7. Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(643)	(643)
8. Net increase in special reserve for the year	—	—	1,325	—	—	—	1,325	60	1,385
9. Government Grants	—	321	—	—	—	—	321	37	358
10. Reclassification	—	4,867	—	—	(5,024)	157	—	—	—
11. Others	—	(29)	—	—	—	—	(29)	—	(29)

Total transactions with owners	—	(8,025)	1,325	26,680	(48,177)	157	(28,040)	(546)	(28,586)

Balance at 31 December 2010	86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682

Amounts in RMB millions

	2009
Items	Share capital	Capital reserve	Surplus reserves	Retained profits	Foreign currency translation difference	Total shareholders' equity attributable to equity shareholders of the Company	Minority interests	Total shareholders' equity

Balance at 31 December 2008	86,702	40,848	90,078	111,672	—	329,300	20,866	350,166
Adjustment for the combination of entities under common control	—	—	—	1,962	(68)	1,894	1,552	3,446

Balance at 1 January 2009	86,702	40,848	90,078	113,634	(68)	331,194	22,418	353,612
Change for the year
1. Net profit	—	—	—	62,677	—	62,677	3,844	66,521
2. Other comprehensive income
– Cash flow hedges	—	54	—	—	—	54	—	54
– Available-for-sale financial assets	—	(138)	—	—	—	(138)	(37)	(175)
– Share of other comprehensive income of associates	—	806	—	—	—	806	—	806
– Foreign currency translation difference	—	—	—	—	(2)	(2)	(2)	(4)

Total other comprehensive income	—	722	—	—	(2)	720	(39)	681

Total comprehensive income	—	722	—	62,677	(2)	63,397	3,805	67,202
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	24,953	(24,953)	—	—	—	—
– Distributions to shareholders	—	—	—	(13,872)	—	(13,872)	—	(13,872)
4. Consideration for the combination of entities under common control	—	(771)	—	—	—	(771)	—	(771)
5. Acquisition of minority interests	—	(18)	—	—	—	(18)	(4)	(22)
6. Distributions to minority interests, net of contributions	—	—	—	—	—	—	(144)	(144)
7. Distribution to Sinopec Group Company	—	(49)	—	—	(49)	—	(49)
8. Government grants	—	580	—	—	—	580	12	592
9. Reclassification	—	(3,110)	—	3,110	—	—	—	—

Total transactions with owners	—	(3,368)	24,953	(35,715)	—	(14,130)	(136)	(14,266)

Balance at 31 December 2009	86,702	38,202	115,031	140,596	(70)	380,461	26,087	406,548

Statement of Changes In Equity

Amounts in RMB millions

	2010
Items	Share capital	Capital reserve	Special reserve	Surplus reserves	Retained profits	Total shareholders' equity

Balance at 1 January 2010	86,702	38,234	—	115,031	94,414	334,381
Change for the year
1. Net profit	—	—	—	—	66,798	66,798
2. Other comprehensive income
– Available-for-sale financial assets	—	(9)	—	—	—	(9)
– Share of other comprehensive income of associates	—	(533)	—	—	—	(533)

Total other comprehensive income	—	(542)	—	—	—	(542)

Total comprehensive income	—	(542)	—	—	66,798	66,256
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	26,680	(26,680)	—
– Distributions to shareholders	—	—	—	—	(16,473)	(16,473)
4. Warrants exercised	—	2	—	—	—	2
5. Net increase in special reserve for the year	—	—	1,025	—	—	1,025
6. Government Grants	—	257	—	—	—	257
7. Others	—	(29)	—	—	—	(29)

Total transactions with owners	—	230	1,025	26,680	(43,153)	(15,218)

Balance at 31 December 2010	86,702	37,922	1,025	141,711	118,059	385,419

Amounts in RMB millions

	2009
Items	Share capital	Capital reserve	Surplus reserves	Retained profits	Total shareholders' equity

Balance at 1 January 2009	86,702	38,464	90,078	83,714	298,958
Change for the year
1. Net profit	—	—	—	49,525	49,525
2. Other comprehensive income
– Available-for-sale financial assets	—	24	—	—	24
– Share of other comprehensive income of associates	—	806	—	—	806

Total other comprehensive income	—	830	—	—	830

Total comprehensive income	—	830	—	49,525	50,355
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	24,953	(24,953)	—
– Distributions to shareholders	—	—	—	(13,872)	(13,872)
4. Distributions to Sinopec Group Company	—	(1,600)	—	—	(1,600)
5. Government Grants	—	540	—	—	540

Total transactions with owners	—	(1,060)	24,953	(38,825)	(14,932)

Balance at 31 December 2009	86,702	38,234	115,031	94,414	334,381

9.2.2	Financial statements prepared in accordance with IFRS

Consolidated Income Statement

Amounts in RMB millions

Items	2010	2009

Turnover and other operating revenues
Turnover	1,876,758	1,315,915
Other operating revenues	36,424	29,137

	1,913,182	1,345,052

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(1,482,484)	(980,564)
Selling, general and administrative expenses	(51,048)	(40,539)
Depreciation, depletion and amortisation	(59,223)	(54,016)
Exploration expenses, including dry holes	(10,955)	(10,545)
Personnel expenses	(33,672)	(28,895)
Taxes other than income tax	(157,189)	(132,884)
Other operating expenses, net	(13,607)	(6,910)

Total operating expenses	(1,808,178)	(1,254,353)

Operating profit	105,004	90,699

Items	2010	2009

Finance costs
Interest expense	(7,972)	(7,609)
Interest income	660	277
Unrealized loss on embedded derivative component of the Convertible Bonds	(127)	(218)
Foreign currency exchange losses	(609)	(345)
Foreign currency exchange gains	1,074	429

Net finance costs	(6,974)	(7,466)

Investment income	273	374

Share of profits less losses from associates and jointly controlled entities	5,390	2,997

Profit before taxation	103,693	86,604
Tax expense	(25,689)	(19,599)

Profit for the year	78,004	67,005

Attributable to:
Equity shareholders of the Company	71,800	63,147
Non-controlling interests	6,204	3,858

Profit for the year	78,004	67,005

Earnings per share:
Basic	0.828	0.728

Diluted	0.820	0.724

Consolidated Statement of Comprehensive Income

Items	2010	2009

Profit for the year	78,004	67,005

Other comprehensive income for the year (after tax and reclassification adjustments)
Cash flow hedges	(221)	54
Available-for-sale securities	(9)	(175)
Share of other comprehensive income of associates	(533)	806
Foreign currency translation differences	(1,360)	(4)

Total other comprehensive income	(2,123)	681

Total comprehensive income for the year	75,881	67,686

Attributable to:
Equity shareholders of the Company	69,793	63,867
Non-controlling interests	6,088	3,819

Total comprehensive income for the year	75,881	67,686

Consolidated Balance Sheet and Balance Sheet

	Amounts in RMB millions

	31 December 2010		31 December 2009

Items	The Group	The Company	The Group	The Company

Non-current assets
Property, plant and equipment, net	540,700	436,870	484,815	380,979
Construction in progress	89,599	76,830	120,375	112,217
Goodwill	8,207	—	14,072	—
Investments in subsidiaries	—	81,686	—	67,574
Interest in associates	22,815	12,160	18,162	9,076
Interest in jointly controlled entities	20,199	9,330	13,928	6,011
Investments	2,075	895	2,174	769
Deferred tax assets	15,516	11,789	13,975	8,815
Lease prepayments	19,464	12,412	16,238	9,570
Long-term prepayments and other assets	16,350	13,304	13,045	11,333

Total non-current assets	734,925	655,276	696,784	606,344

Current assets
Cash and cash equivalents	17,008	11,881	8,782	4,700
Time deposits with financial institutions	1,132	1	1,236	24
Trade accounts receivable, net	43,093	16,660	26,592	10,990
Bills receivable	15,950	11,093	2,110	123
Inventories	156,546	103,170	141,727	88,993
Prepaid expenses and other current assets	26,500	44,205	21,032	33,235

Total current assets	260,229	187,010	201,479	138,065

	31 December 2010		31 December 2009

Items	The Group	The Company	The Group	The Company

Current liabilities
Short-term debts	17,019	6,359	59,350	39,755
Loans from Sinopec Group Company and fellow subsidiaries	18,809	4,979	15,866	838
Trade accounts payable	132,528	87,244	96,762	63,067
Bills payable	3,818	2,670	23,111	14,084
Accrued expenses and other payables	153,478	158,901	117,798	134,526
Income tax payable	10,754	7,620	3,034	1,953

Total current liabilities	336,406	267,773	315,921	254,223

Net current liabilities	(76,177)	(80,763)	(114,442)	(116,158)

Total assets less current liabilities	658,748	574,513	582,342	490,186
Non-current liabilities Long-term debts	136,465	136,090	110,918	108,312
Loans from Sinopec Group Company and fellow subsidiaries	37,610	37,467	41,807	37,000
Deferred tax liabilities	15,017	7,951	9,707	4,544
Provisions	15,573	14,462	11,860	10,883
Other liabilities	3,715	1,909	3,234	1,625

Total non-current liabilities	208,380	197,879	177,526	162,364

	450,368	376,634	404,816	327,822

Equity
Share capital	86,702	86,702	86,702	86,702
Reserves	332,345	289,932	292,238	241,120

Total equity attributable to equity shareholders of the Company	419,047	376,634	378,940	327,822
Non-controlling interests	31,321	—	25,876	—

Total equity	450,368	376,634	404,816	327,822

9.2.3	Differences between financial statements prepared under ASBE and IFRS (Unaudited)

(1)	Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

Items	2010	2009
	RMB millions	RMB millions

Net profit under ASBE	76,843	66,521
Adjustments:
Revaluation of land use rights	30	30
Government grants	100	462
Safty production fund	1,385	—
Tax effects of the above adjustments	(354)	(8)

Profit for the year under IFRS	78,004	67,005

(2)	Effects of major differences between the shareholders’ euqity under ASBE and the total equity under IFRS are analysed as follows:

Items	As at 31 December
	2010	2009
	RMB millions	RMB millions

Shareholders’ equity under ASBE	452,682	406,548
Adjustments:
Revaluation of land use rights	(952)	(982)
Government grants	(1,300)	(1,042)
Tax effects of the above adjustments	(62)	292

Total equity under IFRS	450,368	404,816

9.3	Provide explanation for any changes in accounting policy, accounting estimate or recognition policy as compared with for last annual report.

□ applicable √ inapplicable

9.4	Details, adjusted amount, reason and impact of material accounting error.

There is no material error in the current report period.

9.5	Notes on the financial statements prepared under IFRS

9.5.1	Turnover

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

9.5.2	Income tax expense

Taxation in the consolidated income statement represents:

	2010	2009
	RMB millions	RMB millions

Current tax
– Provision for the year	22,177	19,229
– Over-provision in prior years	(299)	(512)
Deferred taxation	3,811	882

	25,689	19,599

Reconciliation between actual income tax expense and the expected income tax at applicable statutory tax rates is as follows:

	2010	2009
	RMB millions	RMB millions

Profit before taxation	103,693	86,604

Expected PRC income tax expense at a statutory tax rate of 25%	25,923	21,651
Tax effect of preferential tax rate (Note)	(1,525)	(1,621)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	2,639	2,006
Tax effect of non-deductible expenses	2,361	326
Tax effect of non-taxable income	(1,839)	(1,686)
Tax effect of utilisation of previously unrecognised tax losses	(1,663)	(683)
Tax effect of tax losses not recognised	92	118
Over-provision in prior years	(299)	(512)

Actual income tax expense	25,689	19,599

Note:
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates of 15% or 22%, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

9.5.3	Basic and diluted earnings per share

The calculation of basic earnings per share for the year ended 31 December 2010 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 71,800 million (2009: RMB 63,147 million) and the weighted average number of shares of 86,702,513,472 (2009: 86,702,439,000) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2010 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 72,021 million (2009: RMB 63,523 million) and the weighted  average  number  of  the  shares  of  87,789,874,067  (2009: 87,789,799,595) calculated as follows:

	(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	2010	2009
	RMB millions	RMB millions

Profit attributable to ordinary equity shareholders of the Company	71,800	63,147
After tax effect of interest expense (net of exchange gain) of the Convertible Bonds	126	212
After tax effect of unrealised loss on embedded derivative component of the Convertible Bonds	95	164

Profit attributable to ordinary equity shareholders of the Company (diluted)	72,021	63,523

(ii)	Weighted average number of shares (diluted)

	2010	2009
	Number of shares	Number of shares

Weighted average number of shares at 31 December	86,702,513,472	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595	1,087,360,595

Weighted average number of shares (diluted) at 31 December	87,789,874,067	87,789,799,595

The calculation of diluted earnings per share for the years ended 31 December 2009 excludes the effect of the Warrants since it did not have any dilutive effect.

9.5.4	Dividends

Dividends payable to equity shareholders of the Company attributable to the year represent:

	2010	2009
	RMB millions	RMB millions

Dividends declared and paid during the year of RMB 0.08 per share

(2009: RMB 0.07 per share)	6,936	6,069

Dividends declared after the balance sheet date of RMB 0.13 per share (2009: RMB 0.11 per share)	11,271	9,537

	18,207	15,606

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 20 August 2010, the directors declared an interim dividend for the year ended 31 December 2010 of RMB 0.08 (2009: RMB 0.07) per share totalling RMB 6,936 million (2009: RMB 6,069 million) and the dividends were paid on 30 September 2010.

Pursuant to a resolution passed at the director’s meeting on 25 March 2011, a final dividend in respect of the year ended 31 December 2010 of RMB 0.13 (2009: RMB 0.11) per share totalling RMB 11,271 million (2009: RMB 9,537 million) was proposed for shareholders’ approval at the Annual General Meeting. Final dividend of RMB 11,271 million (2009: RMB 9,537 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

	2010	2009
	RMB millions	RMB millions

Final dividends in respect of the previous financial year, approved and paid during the year of RMB 0.11 per share (2009: RMB 0.09 per share)	9,537	7,803

Pursuant to the shareholders’ approval at the Annual General Meeting on  18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared and paid on 30 June 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

9.5.5	Trade accounts receivable, net and bills receivable

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from third parties	33,681	27,481	2,293	2,326
Amounts due from subsidiaries	—	—	9,930	9,509
Amounts due from Sinopec Group Company and fellow subsidiaries	1,848	697	1,180	494
Amounts due from associates and jointly controlled entities	8,886	335	4,344	187

	44,415	28,513	17,747	12,516

Less: Impairment losses for bad and doubtful debts	(1,322)	(1,921)	(1,087)	(1,526)

Trade accounts receivable, net	43,093	26,592	16,660	10,990
Bills receivable	15,950	2,110	11,093	123

	59,043	28,702	27,753	11,113

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	58,987	28,525	27,713	10,946
Between one and two years	36	154	15	150
Between two and three years	11	11	17	8
Over three years	9	12	8	9

	59,043	28,702	27,753	11,113

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January	1,921	2,406	1,526	1,983
Impairment losses recognized for the year	48	70	42	65
Reversal of impairment losses	(130)	(245)	(118)	(226)
Written off	(517)	(310)	(363)	(296)

Balance at 31 December	1,322	1,921	1,087	1,526

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

9.5.6	Trade accounts and bills payable

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due to third parties	120,224	92,949	37,998	32,887
Amounts due to Sinopec Group Company and fellow subsidiaries	6,613	2,127	3,465	1,190
Amounts due to associates and jointly controlled entities	5,691	1,686	1,341	731
Amounts due to subsidiaries	—	—	44,440	28,259

	132,528	96,762	87,244	63,067

Bills payable	3,818	23,111	2,670	14,084

Trade account and bills payables measured at amortised cost	136,346	119,873	89,914	77,151

The maturities of trade accounts and bills payables are as follows:

	The Group		The Company
	2010	2009	2010	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Due within 1 month or on demand	97,358	74,323	52,719	35,225
Due after 1 month but within 6 months	38,864	45,420	37,099	41,855
Due after 6 months	124	130	96	71

	136,346	119,873	89,914	77,151

9.5.7	Segment reporting

Information on the Group’s reportable segments is as follows:

	2010	2009
	RMB millions	RMB millions
Turnover
Exploration and production
External sales	35,024	19,342
Inter-segment sales	133,691	97,981
	168,715	117,323

Refining
External sales	159,858	95,792
Inter-segment sales	805,704	603,870
	965,562	699,662

Marketing and distribution
External sales	1,032,900	778,417
Inter-segment sales	3,258	2,372
	1,036,158	780,789

Chemicals
External sales	285,596	192,735
Inter-segment sales	35,581	21,125
	321,177	213,860

Corporate and others
External sales	363,380	229,629
Inter-segment sales	432,415	291,396
	795,795	521,025
Elimination of inter-segment sales	(1,410,649)	(1,016,744)

Turnover	1,876,758	1,315,915

Other operating revenues
Exploration and production	18,430	17,485
Refining	6,015	3,909
Marketing and distribution	4,540	2,302
Chemicals	6,445	4,597
Corporate and others	994	844

Other operating revenues	36,424	29,137

Turnover and other operating revenues	1,913,182	1,345,052

	2010	2009
	RMB millions	RMB millions

Result
Operating profit/(loss)
By segment
– Exploration and production	47,149	23,894
– Refining	15,855	27,508
– Marketing and distribution	30,760	30,300
– Chemicals	15,037	13,805
– Corporate and others	(2,342)	(2,205)
– Elimination	(1,455)	(2,603)

Total segment operating profit	105,004	90,699

Share of profits less losses from associates and jointly controlled entities
– Exploration and production	158	136
– Refining	557	478
– Marketing and distribution	864	690
– Chemicals	3,211	1,084
– Corporate and others	600	609

Aggregate share of profits less losses from associates and jointly controlled entities	5,390	2,997

Investment income/(loss)
– Exploration and production	21	(1)
– Refining	26	(8)
– Marketing and distribution	169	47
– Chemicals	20	311
– Corporate and others	37	25

Aggregate investment income	273	374

Net finance costs	(6,974)	(7,466)

Profit before taxation	103,693	86,604

	2010	2009
	RMB millions	RMB millions

Assets
Segment assets
– Exploration and production	305,413	283,430
– Refining	230,925	213,027
– Marketing and distribution	190,368	153,777
– Chemicals	125,586	128,322
– Corporate and others	60,897	60,433

Total segment assets	913,189	838,989

Interest in associates and jointly controlled entities	43,014	32,090
Investments	2,075	2,174
Deferred tax assets	15,516	13,975
Cash and cash equivalents and time deposits with financial institutions	18,140	10,018
Other unallocated assets	3,220	1,017

Total assets	995,154	898,263

Liabilities
Segment liabilities
– Exploration and production	65,067	57,907
– Refining	51,554	56,277
– Marketing and distribution	76,981	50,540
– Chemicals	33,836	27,074
– Corporate and others	75,832	56,077

Total segment liabilities	303,270	247,875

Short-term debts	17,019	59,350
Income tax payable	10,754	3,034
Long-term debts	136,465	110,918
Loans from Sinopec Group Company and fellow subsidiaries	56,419	57,673
Deferred tax liabilities	15,017	9,707
Other unallocated liabilities	5,842	4,890

Total liabilities	544,786	493,447

	2010	2009
	RMB millions	RMB millions

Capital expenditure
– Exploration and production	52,680	54,272
– Refining	20,015	15,468
– Marketing and distribution	26,168	16,283
– Chemicals	12,894	25,207
– Corporate and others	1,894	1,505

	113,651	112,735

Depreciation, depletion and amortisation
– Exploration and production	31,515	28,177
– Refining	11,351	10,330
– Marketing and distribution	6,489	5,999
– Chemicals	8,838	8,574
– Corporate and others	1,030	936

	59,223	54,016

Impairment losses on long-lived assets
– Exploration and production	3,250	1,595
– Refining	4,902	396
– Marketing and distribution	1,183	1,479
– Chemicals	5,121	3,807
– Corporate and others	21	8

	14,477	7,285

9.6	Changes in the scope of consolidation.

√ applicable □ inapplicable

For the year ended 31 December 2010, the Group acquired 55% equity interests of Sonangol Sinopec International Limited (“SSI”) from Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company, and the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million.

As the Group and SSI are under the common control of Sinopec Group Company, the Acquisition of SSI is considered as “combination of entities under common control”. Accordingly, the assets and liabilities of SSI have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operations and the assets and liabilities of SSI on a combined basis. The difference between the total considerations paid over the amount of the net assets of SSI was accounted for as an equity transaction.

§10.	Repurchase, Sales and Redemption of Shares

Sinopec Corp. issued RMB 30 billion of bond with warrants tradable in separate markets in February of 2008, and the warrants were due on 3rd March, 2010. During the excising period, a total of 188,292 warrants were excised, the proportion between the warrant and the share is 2:1 and the excising price is RMB 19.15. The number of ordinary shares was increased by 88,774 so that the total balance of shares of Sinopec Corp. increased from 86,702,439,000 to 86,702,527,774.

Save for the warrant above, during the reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any securities of Sinopec Corp. or its subsidiaries.

§11.	Application of the Model Code

During this reporting period, none of the directors had breached the requirements set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by the Hong Kong Stock Exchange.

§12.	Code on Corporate Governance Practice

Sinopec Corp. has complied with the code provisions of the code on Corporate Governance Practice. The Corporate Governance Report of Sinopec Corp. is continued in its 2010 Annual Report.

§13.	Review of Financial Results

The financial results for the year ended 31 December 2010 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

§14.
A detailed results announcement containing all the information required by Paragraphs 45 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

By order of the Board
Su Shulin
Chairman

Beijing, China, 25 March 2011

As of the date of this announcement, directors of Sinopec Corp. are: Su Shulin*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Continuing Connected Transaction

The Board announces that on 25 March 2011, Sinopec Corp. and two of its non-wholly owned subsidiaries, i.e., Sinopec Zhanjiang and Sinopec Hainan, entered into the Intra-Group Loan Framework Agreement, for the purpose of achieving more efficient employment of funds within the Group and decreasing the amount of external loans by Sinopec Subsidiaries.

Listing Rules Implications

Each of Sinopec Zhanjiang and Sinopec Hainan is a non-wholly owned subsidiary of Sinopec Corp. where Sinopec Corp. holds 75% interest in the registered capital of each of them with Sinopec Group, our parent company, indirectly holding the remaining 25% interest in each of them. Therefore, the Sinopec Subsidiaries are connected persons of Sinopec Corp. under 14A.11 (5) of the Listing Rules and the transactions between Sinopec Corp. and the Sinopec Subsidiaries constitute continuing connected transactions under Chapter 14A of the Listing Rules.

Entrustment loan

Pursuant to the Intra-Group Loan Framework Agreement, Sinopec Corp. will provide entrustment loans to Sinopec Subsidiaries. Such entrustment loans will constitute continuing connected transactions of Sinopec Corp.. As certain applicable percentage ratios of the entrustment loans which will be provided to the Sinopec Subsidiaries, on an aggregated basis, exceed 0.1% but are below 5%, such loans will be subject to the reporting, announcement but exempted from independent shareholders’ approval requirements under Chapter 14A the Listing Rules.Handling charges

The Financial Agent who is to receive the handling charges to be paid by Sinopec Corp. and the Sinopec Subsidiaries will be an independent third party not connected to Sinopec Corp.. Therefore the handling charges to be received by the Financial Agent will not constitute connected transactions under chapter 14A of the Listing Rules.

Introduction

The Board announces that on 25 March 2011, Sinopec Corp. and two of its non-wholly owned subsidiaries, i.e., Sinopec Zhanjiang and Sinopec Hainan, entered into the Intra-Group Loan Framework Agreement, for the purpose of achieving more efficient employment of funds within the Group and decreasing the amount of external loans of by certain subsidiaries of the Group.

Intra-Group Loan Framework Agreement

Date

25 March 2011

Parties

(i)	Sinopec Corp.;

(ii)	Sinopec Zhanjiang;

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(iii)	Sinopec Hainan

Principal terms

Entrustment loan

Sinopec Corp. will provide intra-group loans to Sinopec Zhanjiang and Sinopec Hainan by way of entrustment loan. An independent financial institution who is not a connected person of Sinopec Corp. will be appointed as the financial agent of Sinopec Corp. and the Sinopec Subsidiaries to facilitate the entrustment loan arrangements at a later stage. Where necessary, implementation agreements relating to the detailed entrustment loan arrangements will be entered into among Sinopec Corp., the Sinopec Subsidiaries and the Financial Agent in accordance with the framework and principles as set out in the Intra-Group Loan Framework Agreement.

Interest rate

Pursuant to the Intra-Group Loan Framework Agreement, the interest rate under separate implementation agreements will be agreed among Sinopec Corp. and the Sinopec Subsidiaries by reference to the interest rates of PBOC and the prevailing market conditions but such interest rates shall not be lower than the deposit rate as of the date of their entering into the separate implementation agreements.

Handling fee

The handling fee to be charged by the Financial Agent shall be a percentage of the entrustment loan provided pursuant to the Intra-Group Loan Framework Agreement. Such percentage will be agreed among Sinopec Corp., the Sinopec Subsidiaries and the Financial Agent in separate implementation agreements with reference to the prevailing market condition.

Term of the Intra-Group Loan Framework Agreement

The Intra-Group Loan Framework Agreement shall be conditional upon the full compliance by Sinopec Corp. of all requirements under the Listing Rules for the Intra-Group Loan Framework Agreement, including but not limited to announcement requirements.

The term of the Intra-Group Loan Framework Agreement shall commence from the execution date to 31 December 2013. The Intra-Group Loan Framework Agreement may be renewed upon its expiry, subject to full compliance by Sinopec Corp. with all the applicable laws, regulations and listing rules of Sinopec Corp.’s listing place.

Termination

The Intra-Group Loan Framework Agreement may be terminated at any time by the mutual written agreement of the parties.

Implementation agreement

Sinopec Corp., the Sinopec Subsidiaries and the Financial Agent will, from time to time and as necessary, enter into separate implementation agreements for each specific entrustment loan contemplated under the Intra-Group Loan Framework Agreement. Each implementation agreement will set out details and specifications for the entrustment loan including loan amount, purpose, duration and interest rate of the entrustment loan. Any such implementation agreement will be within the bounds of the Intra-Group Loan Framework Agreement and the applicable annual caps.

Reasons for and benefits of the transactions contemplated under the Intra-Group Loan Framework Agreement

PRC laws do not permit companies, including subsidiaries and associates, other than regulated financial institutions, to extend intra-group loans directly. Any such loans must be directed through a regulated financial institution or agency. The main reasons for and benefits of the transactions under the Intra-Group Loan Framework Agreement (the “Arrangement”) are as follows:

(i)           the Arrangement would allow for the more efficient deployment of funds between Sinopec Corp. and the

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Sinopec Subsidiaries;

(ii)           the Arrangement would allow the greater utilisation of available funds, utilise the collected funds to repay the external commercial loans of the members of the Group and optimise the Group’s funds; and

(iii)          the Arrangement would save financial costs, thereby increasing the profitability of the Group and benefitting its shareholders, including the minority shareholders.

The Arrangement will be conducted in the ordinary and usual course of business of Sinopec Corp.. Such transactions under the Arrangement will be conducted on an arm’s length basis and on terms that are fair and reasonable to Sinopec Corp..

Listing Rules Implications

Each of Sinopec Zhanjieng and Sinpore Hainan is a non-wholly owned subsidiary of Sinopec Corp. where Sinopec Corp. holds 75% interest in the registered capital of each of them with Sinopec Group, our parent company, indirectly holding the remaining 25% interest in each of them. Therefore, the Sinopec Subsidiaries are connected persons of Sinopec Corp. under 14A.11 (5) of the Listing Rules and the transactions between Sinopec Corp. and the Sinopec Subsidiaries constitute continuing connected transactions under Chapter 14A of the Listing Rules.

Entrustment loan

Pursuant to the Intra-Group Loan Framework Agreement, Sinopec Corp. will provide entrustment loans to Sinopec Subsidiaries. Such entrustment loans will constitute continuing connected transactions of Sinopec Corp.. As certain applicable percentage ratios of the entrustment loans which will be provided to the Sinopec Subsidiaries, on an aggregated basis, exceed 0.1% but are below 5%, such loans will be subject to the reporting, announcement but exempted from independent shareholders’ approval requirements under Chapter 14A the Listing Rules.

Handling charges

The Financial Agent who is to receive the handling charges to be paid by Sinopec Corp. and the Sinopec Subsidiaries will be an independent third party not connected to Sinopec Corp.. Therefore the handling charges to be received by the Financial Agent will not constitute connected transactions under chapter 14A of the Listing Rules.

Proposed Annual Caps

The Board proposed that an annual cap on the maximum amount of entrustment loans provided by Sinopec Corp. to the Sinopec Subsidiaries (on an aggregated basis) pursuant to the Intra-Group Loan Framework Agreement be set as follows:-

	For the year ending 31 December 2011	For the year ending 31 December 2012	For the year ending 31 December 2013

the maximum amount of entrustment loans provided by Sinopec Corp. to the Sinopec Subsidiaries (on an aggregated basis)	RMB10,000,000,000	RMB10,000,000,000	RMB10,000,000,000

The annual cap was calculated on the basis of several factors including (i) the requirements for settlement of transactions including payables arising from purchases of raw materials by the Group; and (ii) the strategies for treasury management of Sinopec Corp. taking into account the business development plans and the financial need of the Group.

Directors’ Views

The Board of Directors (including the independent non-executive directors) consider that the terms of the Intra-Group Loan Framework Agreement and the transactions contemplated therein are based on normal

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commercial terms, are fair and reasonable to its independent shareholders and are in the interests of Sinopec Corp. and the shareholders as a whole. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no member of the Board has any material interest in the transactions contemplated under the Intra-Group Loan Framework Agreement.

General Information

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations and it is the first PRC company publicly listed on the Stock Exchange of Hong Kong, Shanghai, New York and London. The principal operations of Sinopec Corp. and its subsidiaries include: (1) exploring for and developing, producing and trading crude oil and natural gas; (2) processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; (3) producing, distributing and trading chemical products.

Sinopec Zhanjiang is a non-wholly owned subsidiary of Sinopec Corp. where Sinopec Corp. holds 75% shareholdings. The principle business activity of Sinopec Zhanjiang is crude oil processing.

Sinopec Hainan is a non wholly owned subsidiary of Sinopec Corp. where Sinopec Corp. holds 75% shareholdings. The principle business activity of Sinopec Hainan is crude oil processing.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associates”	has the meaning ascribed to it in the HK Listing Rules;

“Board”	the board of directors of Sinopec Corp.;

“CBRC”	China Banking Regulatory Commission (中國銀行業監督管理委員會)

“Directors”	the directors of Sinopec Corp.;

“Financial Agent”
An independent commercial bank who is authorized by PBOC and CBRC to provide deposit-taking and loan services as appointed by Sinopec Corp. and Sinopec Subsidiaries as financial agent under the implementation agreements;

“Group”	Sinopec Corp. and its subsidiaries;

“Intra-Group Loan Framework Agreement”
a loan framework agreement dated 25 March 2011 entered into among Sinopec Corp. and Sinopec Subsidiaries in relation to the entrustment loans to be provided by Sinopec Corp. to the Sinopec Subsidiaries by way of entrustment to the Financial Agent

“Listing Rules”	The rules governing the listing of securities on the stock exchange of Hong Kong Limited;

“PBOC”	the People’s Bank of China (中國人民銀行), the central bank of the PRC;

“RMB”	the lawful currency of the People’s Republic of China;

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Sinopec Group”	China Petrochemical Corporation and its subsidiaries (other than the Group);

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“Sinopec Hainan”	Sinopec Hainan Refining & Chemical Company Limited (中國石化海南煉油化工有限公司), a non-wholly owned subsidiary of Sinopec Corp;

“Sinopec Subsidiaries”	Sinopec Hainan and Sinopec Zhejiang; and

“Sinopec Zhanjiang”	Sinopec Zhanjiang Dongxing Petrochemical Company Limited (中國石化湛江東興石油化工有限公司), a non-wholly owned subsidiary of Sinopec Corp.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 25 March 2011

As of the date of this notice, directors of Sinopec Corp. are: Su Shulin*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.
 # Executive Director
 * Non-executive Director
 + Independent Non-executive Director

5

Document 4

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Notice of Annual General Meeting for the Year 2010

NOTICE IS HEREBY GIVEN that the annual general meeting (“Annual General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for the year 2010 will be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Friday, 13 May 2011 at 9:00 a.m. Holders of domestic shares are provided with internet voting to participate at the Annual General Meeting.

I.           Resolutions to be considered and approved at the Annual General Meeting

By way of ordinary resolutions:

1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. for the Year 2010.

2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for the Year 2010.

3.	To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2010.

4.	To consider and approve the plan for allocating any surplus common reserve funds at an amount of RMB20 billion from the after-tax profits.

5.	To consider and approve the profit distribution plan for the year ended 31 December 2010.

6.	To authorise the board of directors of Sinopec Corp. (“Board of Directors”) to determine the interim profit distribution plan of Sinopec Corp. for 2011.

7.
To consider and approve the re-appointment of KPMG Huazhen and KPMG as the domestic and overseas auditors of Sinopec Corp. for the year 2011, respectively, and to authorize the Board of Directors to determine their remunerations.

Details regarding the abovementioned resolutions 1, 2, 3 and 5 are available in the annual report of Sinopec Corp. for the year 2010.

By Way of Special Resolutions:

8.	To authorise the Board of Directors to determine the proposed plan for issuance of debt financing instrument(s):

It is proposed to the shareholders at the Annual General Meeting to authorize the Board of Directors, pursuant to the relevant regulations, within the maximum balance of the issuable bonds, namely after issuance, the relevant accumulative debt financing instruments balance shall not exceed 40% of the latest total audited net assets of Sinopec Corp., to determine issuance of debt financing instruments,

1

including but not limited to short term financial instruments, mid-term financial notes and corporate bonds. To generally and unconditionally authorise the Board of Directors (or directors appointed by the Board of Directors) to determine the terms and conditions and all other matters in relation to the issuance of such debt financing instrument(s) based on the needs of Sinopec Corp. and the market conditions, including without limitation to the determination of the actual value, interest rate, term, targeted group and use of proceeds of the bond(s) subject to the aforementioned limits, as well as to the production, execution and disclosure of all necessary documents thereof.

This proposal will expire at the completion of next annual general meeting of Sinopec Corp.

9.	To grant to the Board of Directors of Sinopec Corp. a general mandate to issue new shares.

In order to grant discretion to the Board of Directors on the flexibility of issuance of new shares, the Board of Director proposes to obtain a general mandate from shareholders. Under the general mandate, the Board of Directors (or the directors authorised by the Board) will be authorised to allot, issue and deal with shares not exceeding 20% of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp. However, notwithstanding the obtaining of the general mandate, any issue of domestic shares needs shareholders’ approval at shareholders’ meeting in accordance with the relevant PRC laws and regulations.

It is resolved as follow:

“(1)  Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People´s Republic of China (the “PRC”) and the relevant regulatory provisions of the places the places where Sinopec Corp. is listed (as amended from time to time), the exercise by the Board of Directors of Sinopec Corp. of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with shares during the Relevant Period and to determine the terms and conditions for the allotment and issue of new shares including the following terms:

	a	class and number of new shares to be issued;

	b	price determination method of new shares and/or issue price (including price range);

	c	the starting and closing dates for the issue;

	d	class and number of the new shares to be issued to existing shareholders; and

	e	the making or granting of offers, agreements and options which might require the exercise of such powers.

(2)  The approval in paragraph (1) shall authorise the Board of Directors of Sinopec Corp. during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

(3)  The aggregate nominal amount of new domestic listed shares and new overseas listed foreign shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors of Sinopec Corp. pursuant to the approval in paragraph (1), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the Articles of Association of Sinopec Corp., shall not exceed 20% of each class of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp.

(4)  In exercising the powers granted in paragraph (1), the Board of Directors of Sinopec Corp. must (a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (b) obtain approval from

2

China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

	(a)	twelve months from the date of passing this resolution;

	(b)	the conclusion of the next annual general meeting of Sinopec Corp.; and

	(c)	the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meeting.

(6)
The Board of Directors of Sinopec Corp., subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law of the PRC, is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (1) above.

(7)
To authorise the Board of Directors to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where Sinopec Corp is listed and the articles of association of Sinopec Corp.

(8)
Subject to the approval of the relevant PRC authorities, the Board of Directors of Sinopec Corp. is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issue of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this mandate.”

II.           Attendee of Annual General Meeting

(I)           Eligibility for attending the Annual General Meeting

Holders of domestic shares of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of Sinopec Corp.´s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Wednesday, 13 April 2011 are eligible to attend the Annual General Meeting.

(II)           Proxy

1.
A member eligible to attend and vote at the on-site Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong

3

Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

4.	A proxy may exercise the right to vote by poll.

III.           Registration procedures for attending the on-site Annual General Meeting

(I)           A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(II)           Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Saturday, 23 April 2011.

(III)          Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

(IV)          Closure of Register of Members.

The H Share register of members of Sinopec Corp. will be closed from Thursday, 14 April 2011 to Friday, 13 May 2011 (both days inclusive).

IV.           Miscellaneous

(I)            The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(II)           The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at: 166 Lujiazuidong Road, Pudong District, Shanghai

(III)          The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at: 17M Floor, Hopewell Centre, 183 Queen´s Road East, Hong Kong

(IV)          The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
 Chaoyang District
 Beijing
 Post Code: 100728
 The People´s Republic of China
 Telephone No.: +86(10) 59960028
 Facsimile No.: +86(10) 59960386

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 25 March 2011

As of the date of this notice, directors of Sinopec Corp. are: Su Shulin*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

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 # Executive Director
 * Non-executive Director
 + Independent Non-executive Director

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: March 28, 2011